SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 15, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL
Companhia Paranaense de Energia

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

Publicly Held Company- CVM 1431-1

copel@copel.com

Rua José Izidoro Biazetto, 158, Mossunguê - Curitiba - PR

CEP 81.200-240

MANAGEMENT'S REPORT

AND

FINANCIAL STATEMENTS

2023

COPEL
Companhia Paranaense de Energia

SUMÁRIO

MESSAGE FROM THE CEO

Year 2023 marked the beginning of a new era in Copel's history. Our common shares appreciated 43%, whereas our preferred shares grew 36%, elevating the Company to a market value of R$29.8 billion. In 2023, we led the transformation of the Company into a dispersed capital corporation with no controlling shareholder ("True Corporation"). This change was concluded in August, and marked the largest follow-on and the second largest offering in the utilities sector in the Western hemisphere in 2023, moving R$5,2 billion. Of these, R$3.2 billion refer to the secondary offering by the state of Paraná and R$2.0 billion to the primary offering, whose amount will be allocated to the payment of the grant bonus for the full renewal of the concessions of Copel's three largest hydroelectric plants (Foz do Areia, Salto Segredo and Salto Caxias), which together sum up 4.2 GW of installed capacity (approximately 60% of the Company's total capacity).

This achievement goes beyond the renewal of these fundamental concessions. As a corporation of a private legal nature, Copel has better conditions to operate in the electric sector's competitive and challenging environment, with efficiency gains and a real possibility to leverage investment conditions. We have combined Copel's 69-year history of contribution to the Brazilian electric segment with a more competitive, sustainable, and innovative future, contributing to the development of Paraná and Brazil.

The success of the transformation process into a corporation was aligned with the Company's other operations. We achieved adjusted EBITDA of R$5.8 billion and net profit of R$2.3 billion, a 102% increase as compared with the prior year.

In 2023, we made the largest investment in the history of Copel Distribuição, applying R$2 billion for modernizing, expanding, and automating Paraná's electrical infrastructure. As such, at the end of the year, we achieved historic efficiency, with adjusted EBITDA exceeding regulatory EBITDA by 28%.

In a challenging year marked by a scenario of constant low energy prices, Copel Generação e Transmissão managed to achieve the enviable mark of R$3.5 billion of adjusted EBITDA in its ongoing operations. Meanwhile, for the third consecutive year, Copel Free Market ranked among Brazil's largest energy traders in terms of volume. Faced with the challenge of managing the canceled energy of Copel GeT and in light of another stage of the free market expansion initiated in 2024, we restructured our trader and invested in digitization and efficiency, integrating and centralizing Copel's energy planning.

Focused on our sustainable agenda, we completed the acquisition of Aventura e Santa Rosa & Mundo Novo Wind Complexes, with an installed capacity of 260.4 MW, and are about to conclude the divestment in Araucária Gas Power Plant (UEGA) and consolidate a nearly 100% renewable power plant. Also, in line with the strategy to focus our operations on the electric sector, we continue with the process of divesting our equity interests in Compagas.

We expanded the boundaries of innovation and created a Corporate Venture Capital fund with a commitment to invest R$150 million over 10 years. We have already made the first contributions: in Move, a start-up that operates with electric mobility and provides electric charger management solutions.

Our constant focus on results and capacity for achievement led Copel to be awarded the Morgan Stanley

Capital Index (MSCI) seal, an important global benchmark for institutional investors. We also ranked for the 18th time in B3's business sustainability ranking (ISE) and B3's Efficient Carbon Index (ICO2).

In conclusion, I would like to emphasize that in 2024 we will continue on our operational excellence journey, by appropriately allocating capital and executing our strategic plan. We believe that Copel's integrated operation, with significant presence in the electric power generation, transmission, distribution, and trading segments, is one of our great competitive differentiators and will enable the Company to continue generating value for all its stakeholders.

On the eve of the Company's 70th anniversary, this represents some of Copel's performance enduring hallmarks since its beginning: innovation, sustainability, solidity, and lasting commitment to the customer.

Daniel Pimentel Slaviero

Copel CEO

1. ORGANIZATIONAL PROFILE

Copel was created in October 1954 and operates with state-of-the-art technology in the areas of generation, transmission, commercialization and distribution of energy. It operates a comprehensive and effective electrical system with its own generating plants, transmission lines, substations, electrical lines and grids of the distribution system.

On August 11, 2023, Copel was transformed into a company with dispersed capital and without a controlling shareholder ("Corporation") through a public offering of shares.

Although the Company is headquartered in Curitiba, Copel is present in 10 other Brazilian states as follows:


Hydroelectric power plant
Wind energy plant
Transmission line
Substation
Distribution line

- **Participation in the Market**

Main products (%)	Brazil	South Region	Paraná
Electricity generation [1]	[2] 3.5	[3] 21.8	[3] 52.1
Electricity transission [4]	3.3	12.2	22.7
Electricity distribution [5]	[6] 6.2	[6] 33.7	[7] 97.1
Electricity commercialization [8]	2.2	-	-

[1] Installed capacity of Copel Geração e Transmissão consolidated
[2] Considering only the portion belonging to Brazil of the Itaipu Power Plant
[3] The Itaipu Power Plant is not considered in the South region
[4] The market refers to Permitted Annual Revenues - RAP
[5] Distribution wire market
[6] Calculation of Monthly Electricity Consumption of the Empresa de Pesquisa Energética - EPE
[7] Estimated data
[8] Compared to other energy traders. Due to the nature of the activity, measured only at the national level. Reference date of November/2023, according to the latest data available by Câmera de Comercialização de Energia Elétrica - CCEE

- **Organizational structure on December 31, 2023**


STATE OF PARANÁ
27.57% ON
- PNA
6.91% PNB
15.91% Total
BNDESPAR
10.09% ON
- PNA
31.24% PNB
21.99% Total
STOCK EXCHANGE CUSTODY (Free Float)
61.10% ON
0.02% PNA
61.79% PNB
61.88% Total
OTHER SHAREHOLDERS
0.24% ON
0.08% PNA
0.06% PNB
0.22% Total
B3
60.16% ON
0.02% PNA
55.73% PNB
57.62% Total
NYSE
1.92% ON
- PNA
5.95% PNB
4.19% Total
LATIBEX
0.02% ON
- PNA
0.11% PNB
0.07% Total
COPEL


COPEL
(1) COPEL GERAÇÃO E TRANSMISSÃO S.A. 100.0%
(1) COPEL DISTRIBUIÇÃO S.A. 100.0%
(1) COPEL SERVIÇOS S.A. 100.0%
(1) COPEL COMERCIALIZAÇÃO S.A. 100.0%
(1) SÃO BENTO ENERGIA 100.0%
GE BOA VISTA S.A. 100.0%
GE FAROL S.A. 100.0%
GE SÃO BENTO DO NORTE S.A. 100.0%
(2) UEG ARAUCÁRIA S.A.
(3) FOZ DO CHOPIM ENERGÉTICA LTDA.

- Awards and Certifications in 2023

Awards and certifications	Certification Body
CIER Innovation Award for Copel Distribuição - 1st place in the Innovation Platform category and 2nd place in Digitization of the Award	CIER - Comisión de Integración Energética Regional
Best Research and Development Work Award and Best Overall Work Award	O Setor Elétrico Magazine and National Electrical Sector Circuit - Cinase
Abraconee Award - first place for best disclosure of the 2021 Financial Statements for Holding and large company for Copel and Copel Geração e Transmissão and 2nd place for small company - Marumbi	Abraconee - Brazilian Association of Accountants in the Electricity Sector
Best in Management - Gold category for Copel Geração e Transmissão	FNQ - National Quality Foundation
Aneel Ombudsman Award	Aneel - National Electric Energy Agency
Transparency Trophy 2023	Anefac - National Association of Executives
Sesi ODS 2023 Certification	SESI - Industry Social Service
Gold certification seal of the Brazilian GHG Protocol Program	GHG Protocol
Top 10 Electric Energy and Renewables 2023	Ranking 100 Open Startups
2nd place Human Being Award in the organizational excellence category with the Plenamente corporate program	**Brazilian Human Resources Association**
ISO 37.301 Certification	QMS Certification
Companies with the best reputation in the electrical sector and among the 100 companies with the best reputation in Brazil	Merco - Corporate Reputation Business Monitor
Valor 1000 Award - top 1000 ranking	Valor Econômico
Largest company in Paraná	Amanhã Magazine
500 Largest in the South Award - 5th place	Amanhã Magazine

- **Copel in Numbers**

in R$ thousand	2023	2022	change %
Accounting Indicators			
Total assets	55,819,074	49,703,700	12.3
Cash and cash equivalents	5,634,623	2,678,457	110.4
Bonds and securities [1]	405,342	290,695	39.4
Total debt	14,962,323	12,454,218	20.1
Adjusted net debt	8,922,358	9,485,066	(5.9)
Gross operating revenues	29,647,019	30,385,041	(2.4)
Deductions from revenues	(8,167,551)	(9,849,700)	(17.1)
Net operating revenue	21,479,468	20,535,341	4.6
Operating costs and expenses	(18,092,563)	(17,254,583)	4.9
Provision for allocation of PIS and Cofins credits	-	(810,563)	-
Equitiy in earnings of investees	307,809	478,577	(35.7)
Equity pick-up	3,386,905	2,470,195	37.1
EBITDA ou LAJIDA	5,076,754	4,181,869	21.4
Financial result	(1,204,990)	(2,005,884)	(39.9)
IRPJ/CSLL	354,057	(281,099)	(226.0)
Operating profit	2,489,724	942,888	164.1
Net losses/income from discontinued operations	191,501	(74,666)	(356.5)
Net income from continued operations	2,135,667	1,223,987	74.5
Net income for the year	2,327,168	1,149,321	102.5
Shareholder's equity	24,191,667	21,131,225	14.5
Dividends and Interes on shareholder's equity	1,089,211	970,258	12.3
Economic and Financial Indicators			
Currrent liquidity (index)	1.5	1.3	15.4
Overall liquidity (index)	1.0	0.9	11.1
EBITDA Margin (%)	23.6	20.4	15.7
Earnings per share - Common shares	0.78574	0.38839	102.3
Earnings per share - Class "A" preferred shares	0.90931	0.50343	80.6
Earnings per share - Class "B" preferred shares	0.80600	0.41745	93.1
Equity value per share - R$ (shareholders' equity/number of shares)	8.1	7.7	5.2
Debt on shareholders' equity (%)	61.8	58.9	4.9
Operating margin (operating profit/net operating revenue) (%)	11.6	4.6	152.2
Net margin (net income/net operating revenues) (%)	9.9	6.0	65.0
Participation of third-party capital (%)	56.7	57.5	(1.4)
Return on shareholder's equity (%) [2]	11.0	5.2	111.5

[1] Debt contract guarantees
[2] LL ÷ (PL initial)

2. ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) MANAGEMENT

Copel has been a signatory to Global Compact, since its launch in 2000 by the Secretary General of the United Nations – UN, Kofi Annan, being the first company in the Brazilian electricity sector to have its participation approved in 2001. And, since 2018 it has assumed the commitment to act to achieve the Sustainable Development Goals linked to the energy sector.

After building the Carbon Neutrality Plan in 2021, the theme continued to be a priority for Copel and, in Vision 2030, it was associated with the objective of decarbonizing its electricity generation matrix. The 2030 Vision also included among its priorities the commitment to ethics and governance and the advancement of diversity, including goals for the evolution of female participation in leadership.

When planning its next decade, the Company is seeking to broaden the integration of environmental, social and governance (ESG) concerns into its agenda for actions and decisions for the future.

Sustainability management

Sustainability management Copel manages the sustainability agenda through several areas dedicated to themes related to ESG. The Holding determines corporate guidelines and disseminates them through policies and rules that permeate all areas of the Company, including subsidiaries.

To meet the unique characteristics of the businesses, each subsidiary has its own areas specialized in the management of socio-environmental aspects. Each operation requires distinct types of action and monitoring, aimed at socio-environmental compliance and adherence to best market practices.

Sustainability performance is evaluated through internal management, as well as participation in specialized assessments in the market, which allow for comparison with other companies. These assessments include B3's Corporate Sustainability Index (ISE) and S&P Global's Corporate Sustainability Assessment (CSA). These results are used as a basis for the continuous improvement of processes related to ESG dimensions.

2.1. Corporate Governance

Copel is a publicly traded company, with legal personality under private law, whose shares are traded on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges – which demands a robust governance system to ensure that management performance and strategic planning are in line with the interests of the Company and its stakeholders.

At B3, Copel has been part of Level 2 governance since 2021. Its system also adopts the Code of Best Governance Practices for Listed Companies, from the Brazilian Institute of Corporate Governance - IBGC, and complies with the criteria of the Securities and Exchange Commission - SEC, of the US stock exchange and Brazilian legal and regulatory devices.

After adopting a series of mechanisms to strengthen its corporate governance structure in 2023, Copel continued to improve its instruments, to maintain a robust structure that follows the evolution of market

practices.

The new Social Statute of Copel, approved in 2023 , resulting from the transformation of Copel into a company with dispersed capital and without a controlling shareholder ("Corporation"), brought provisions that:

- regulate the Golden Share held by the State of Paraná;
- exclude rules provided for in the State Law;
- establish that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total votes conferred by the shares entitled to vote in each resolution;
- update the composition of the statutory committees, creating the People Committee, responsible for advising the CAD on the remuneration strategy and the eligibility process for administrators, fiscal advisors and members of advisory committees, on people management and on the succession of administrators;
- provide that all members of the Board of Directors are elected by the general meeting of shareholders, subject to the right to vote separately by shareholders holding preferred shares who meet the requirements set out in art. 141, § 4 of the Brazilian Corporation Law;
- change the composition of the Company's fiscal council to three effective members and respective alternates, with a term of office of one year, with re-election permitted;
- establish that the reimbursement value of dissenting shareholders' shares will be calculated exclusively based on the book value per share, according to the net equity contained in the latest financial statements approved by the general meeting;
- adapt Copel's structure to a company with dispersed capital and no controlling shareholder; and
- protect share dispersion (poison pill).

In 2023, Copel's top management reviewed the bylaws of the statutory bodies, considering the transformation of the Company into a Corporation, and initiated the activities of the People Committee, advising the CAD, allowing expansion of spaces for qualified analysis, knowledge production and discussion of strategic issues to support CAD decisions.

Copel's wholly-owned subsidiaries – Copel Distribuição (Copel DIS), Copel Geração e Transmissão (Copel GeT), Copel Comercialização (Copel Mercado Livre) and Copel Serviços (Copel SER) – also have their Boards of Directors focused on guiding and planning each one of the businesses.

Copel DIS and Copel GeT are registered as listed companies in category B on Brazilian Securities Commission - CVM. These registrations are part of the Company's strategic planning and are not intended to issue shares. These are measures that further reinforce transparency and governance practices, in addition to diverse sources and financing and optimize the debt profile.

2.1.1. Governance Structure


General Shareholders' Meeting
Supervisory Committee
Statutory Audit Committee
Board of Directors
Sustainable Development Committee
Internal Audit
Executive Board Meeting
Investment and Innovation Comittee
Company Presidency
People Committee
Holding
Finance and Investor Relations Office
People and Business Management Office
Legal and Compliance Office
New Business Office
Deputy Office of Governance, Risk and Compliance
Deputy Office of Regulation
Deputy Office of Communications

General Shareholders Meeting

It is the forum in which shareholders are empowered to decide all businesses related to the Company's purpose and make the resolutions considered convenient for its defense and development.

Supervisory Board

Permanent body that analyzes and issues an opinion on the financial statements and supervises the acts of the directors. It consists of five full members and an equal number of alternates currently, elected by the General Shareholders Meeting for a mandate of one year.

SUPERVISORY BOARD	
Chairman	Demetrius Nichele Macei
Board Member	Harry Françóia Júnior
Board Member	José Paulo da Silva Filho
Board Member	Osmar Ribeiro de Almeida Júnior
Board Member	Juliana Picoli Agatte
Board Member - alternate	Roberto Zaninelli Covelo Tizon
Board Member - alternate	Otamir Cesar Martins
Board Member - alternate	Verônica Peixoto Coelho
Board Member - alternate	Vacant
Board Member - alternate	Vacant

On a transitional basis, as set out in the Minutes of the 207th Extraordinary General Meeting, held on July 10, 2023, Copel's Supervisory Board will remain with five full members and their respective alternates until the first Ordinary General Meeting - AGM to be held after Copel's transformation into Corporation.

After the AGM, the composition of the Company's Fiscal Council will be three full members and an equal number of substitutes.

Board of Directors

Deliberative body responsible for fixing the general business orientation, in accordance with the powers established in Copel's Bylaws and Internal Regulations. It consists of nine members elected by the General Meeting for a mandate of two years appointed as provided for in the Company's Bylaws. In the current composition of the Board, 88.9% are independent, a percentage above the minimum 30% provided for in the Company's Bylaws.

BOARD OF DIRECTORS	
Chairman - independent	Marcel Martins Malczewski
Board Member (executive secretary) - independent	Marco Antônio Barbosa Cândido
Board Member (financial specialist) - independent	Carlos Biedermann
Board Member - independent	Fernando Tadeu Perez
Board Member - independent	Geraldo Corrêa de Lyra Junior
Board Member - independent	Jacildo Lara Martins
Board Member - independent	Lucia Maria Martins Casasanta
Board Member - independent	Marcelo Souza Monteiro
Board Member (Elected by employees)	Fausto Augusto de Souza

On a transitional basis, as set out in the Minutes of the 207th Extraordinary General Meeting, held on July 10, 2023, the Board of Directors will remain with a member elected by the Company's employees until the next election for the CAD.

Executive Board

Executive body responsible for executive functions, with the attribution of representing the Company, in accordance with attributions and duties established in the Bylaws and specific Internal Regulations, approved by the Board of Directors. It comprises seven members elected by the Board of Directors for a two-year term, with a maximum of three consecutive reappointments allowed.

EXECUTIVE BOARD	
Chief Executive Officer - CEO	Daniel Pimentel Slaviero
Chief Assistant Regulatory Officer	Fernando Antonio Gruppelli Junior
Chief Assistant Communications Officer	David Campos
Chief of People and Business Management Officer	Ana Letícia Feller
Chief Financial and Investor Relations Officer	Adriano Rudek de Moura
Chief Business Development Officer	Cassio Santana da Silva
Chief Legal and Compliance Officer	Eduardo Vieira de Souza Barbosa
Chief Assistant of Governance, Risk and Compliance Officer	Vicente Loiácono Neto

Statutory Audit Committee

The body consisting of three members, all independent, chosen from among the Board members. Its main duties are to audit, supervision and inspection and, where appropriate, present recommendations on the Company's activities. It is also responsible for issuing the annual reports, with the summary of the Audit Committee Report, prepared at the end of the year, being published together with the financial statements. Its ordinary meetings are held at least six times a year, according to a previously defined calendar, and there may be other, extraordinary ones, whenever necessary.

STATUTORY AUDIT COMITTEE	
Chairman and financial specialist	Carlos Biedermann
Member	Marco Antônio Barbosa Cândido
External member	Luiz Claudio Maia Vieira

Investment and Innovation Committee

A body that supports the review and preparation of strategic guidelines on investments, creation of new products and services and new businesses, in addition to issues such as divestments, participation in auctions and monitoring the execution of projects, among others. Comprised of three board members, the Committee is aligned with Copel's commitment to the proper allocation of resources and efficiency.

INVESTMENT AND INNOVATION COMMITTEE	
Chairman	Marco Antônio Barbosa Cândido
Member	Geraldo Corrêa de Lyra Junior
Member	Marcelo Souza Monteiro

Sustainable Development Committee

Body with the purpose of assisting the Board of Directors in proposing guidelines, policies and principles related to the sustainable development of the Company, and its wholly-owned subsidiaries, with an emphasis on environmental, social and corporate governance (ESG) dimensions, within the best market practices, as well as in the analysis and issuance of recommendations and opinions related to compliance with legal and regulatory requirements, internal provisions and commitments.

SUSTAINABLE DEVELOPMENT COMMITTEE	
Chairman	Lucia Maria Martins Casasanta
Member	Fausto Augusto de Souza
External member	Lavinia Rocha de Hollanda

People Committee

Body with the purpose of assisting the Board of Directors in proposing guidelines, policies and principles relating to the remuneration strategy for administrators, members of advisory committees and fiscal advisors, people management, succession of administrators and the administrators' eligibility process, tax advisors and members of Statutory Committees.

PEOPLE COMMITTEE	
Chairman	Fernando Tadeu Perez
Member	Marcelo Souza Monteiro
External member	Vago

2.1.2. Integrity Program

Copel's Integrity Program is aligned with the best practices for actions against corruption. The 10th Principle of the Global Compact recommends that companies must combat corruption in all its forms, with goals to develop effective, responsible and transparent institutions at all levels, going beyond legal obligations, strengthening transparency and integrity mechanisms. Covering all employees, managers and members of the fiscal council, the Integrity Program is structured to prevent, detect and remedy potential harmful acts such as conflicts of interest, and fraud in hiring and payments, among others.

To continue the application of best practices, the Company was certified by ISO 37301 certification process, reviewing a series of practices and standards, expanded the interaction between the control and risk management processes and implemented other improvements throughout 2023.

Code of Conduct

Created in 2003, the Code of Conduct was revised and updated in 2022, with the inclusion of new topics. The document guides the behavior of all people who carry out activities on behalf of Copel and its shareholdings and includes references on the conduct expected in contemporary issues such as participation in social networks, protection of personal data, remote work and cybersecurity. It also guides action on issues related

to transparency, participation in auctions, health and safety, social and environmental responsibility, and respect for human rights, among others.

The Code of Conduct establishes parameters of conduct for employees, members of the Board of Directors, Boards and Committees, interns, suppliers, service providers and contractors. In the case of contracts and purchases, companies formally commit to the Code.

Manifestation channels

Copel encourages its stakeholders to register any situation that indicates a violation of ethical principles, policies, rules, laws, regulations or other improper conduct, and keeps it specifically for these purposes, with a guarantee of secrecy.

The Reporting Channel is managed by Deputy Office of Governance, Risk and Compliance and receives complaints about: harassment and discrimination, corruption, destruction or damage to company assets, misconduct, favoritism, fraud or theft of goods and/or money, irregularities in the financial statements and/or management reports, environment, non-compliance with internal policies and/or procedures, misuse of Copel's resources, leakage or misuse of information, violation of laws, violations of Law No. 12,846/2013 (Law Anti-Corruption), and other illegalities. The process is monitored by the Ethics Committee, Statutory Audit Committee and Board of Directors and as a result of the investigations, improvements and improvements in procedures, internal controls, standards, policies, training and communication programs may be recommended, or even the application of disciplinary measures, in accordance with internal regulations and applicable legislation.

For complaints about fraud and theft in the electrical network, Copel provides a specific contact. Harassment cases are analyzed by the Moral Harassment Complaint Analysis Commission (Cadam).

The Ombudsman is another service instance and is certified by ISO9001 and recognized as one of the best ombudsmen in the sector by Aneel.

Phone numbers and forms are available on the Company's website:

https://www.copel.com/site/institucional/canais-de-denuncia/

2.1.3. Risk management

Copel's Risk Management Policy is based on the Company's values, its Code of Conduct and the guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (Coso).

Its guidelines, principles and responsibilities are applicable to corporate areas of Copel, its wholly owned subsidiaries and controlled companies, and recommended to jointly controlled companies, affiliates and other equity interests of Copel, respecting its corporate procedures in order to identify, evaluate, treat and monitor the risks inherent to the Company and its sector of activity and that may affect the achievement of its objectives and the performance of its business. The Company's senior management also undergoes annual training on the topic, while employees are trained on the risk management methodology in order to identify exposure

situations and adopt mitigating actions.

Strategic risks are reviewed and support the preparation of the Strategic Planning, work executed jointly by the senior management of Copel (Holding) and the subsidiaries through the identification and analysis of risks, definition of a control and contingency plan and establishment of monitoring actions.

To define its risk appetite, Copel considers the following pillars: operating in accordance with the highest ethical and compliance standards; ensure that activities or practices adopted are aligned with ESG practices with an emphasis on climate change and socio-environmental aspects; ensure that workplace safety is strictly observed in all Copel operations; ensure the constant improvement of the level of cybersecurity of Information Technology and Operation Technology; not operate in segments that are not related to its main activity; and invest in businesses that adhere to the Investment Policy and Strategic Planning, having as foundations and pillars decarbonization, integration with scale, capital discipline and innovation.

Accordingto to the Company's Risk Management Policy, periodic reports of the risk portfolio and the respective mitigation plans are made for senior management. In this way, Copel's strategic risk management process has been continuously improved, in line with the best market practices and compliance with current legislation.

In addition to strategic risks, the management structure classifies the main risks into Financial, Operational and Compliance. The periodic risk report also includes an ESG profile, in which the main environmental, social and governance aspects are detailed.

2.1.4. External Audit

Under the terms established by internal Corporate Governance standards and under the review and supervision of the Statutory Audit Committee, the Company and its wholly owned subsidiaries have a contract with Deloitte Touche Tohmatsu Auditores Independentes Ltda since March 08, 2021, to provide audit services, with the contract has been extended for another 22 months, starting on September 08, 2022 and ending on July 07, 2024, in order to cover the work for the years ending on December 31, 2022 and December 31, 2023.

On April 17, 2023, Copel signed an additional agreement with Deloitte Touche Tohmatsu Auditores Independentes Ltda to perform audit services related to the Public Offering of Shares within the scope of the Securities and Exchange Commission (SEC) and within the scope of the Comissão de Valores Mobiliários (CVM), due to the process of transforming Copel into a Corporation (company with dispersed capital and no controlling shareholder), including public offering of primary and secondary distribution of shares or UNITS issued by Copel.

In the fiscal year ended on December 31, 2023, the independent auditors received fees in the amount of R$11.2 million, of which R$5.5 million related to regular independent audit services, R$5.4 million related to audit services related to the Public Offering of Shares and R$0.2 million in services unrelated to independent auditing relating to the review of fiscal and tax procedures, ensuring information from the Integrated Report and the control structure for the process of compiling and calculating the financial index .

The Company changes the firm responsible for auditing its financial statements in accordance with the independent auditor's rotation criterion, in accordance with CVM Ruling No. 23/2021.

When hiring other services from its external auditors, the Company's practice foresees the prior analysis by the Statutory Audit Committee advisory of the Board of Directors, which should take into account in this evaluation whether a relationship or service rendered by an independent auditor: (a) creates conflicting interests with its audit client; (b) puts them in a position to audit their own work; (c) results in working as a manager or an employee of the audit client; or (d) puts them in a position of being an advocate to the audit client.

The Statutory Audit Committee also considers in this type of assessment if any service rendered by the independent audit firm may impair in fact or apparently the firm's independence. Whenever necessary, the Statutory Audit Committee can count on the technical support of the Internal Audit, or independent advisory service for a technical evaluation that may be required in each specific case, the discussions on the hiring of other independent auditor services are recorded in the minutes of the meeting of these boards.

2.2. Social Performance

Copel is committed to its diverse stakeholders, implementing actions that ensure the balance of environmental, economic and social relations. The Company guides its actions through the guidelines contained in the Sustainability and Corporate Governance Policies, which reinforce the importance of dialogue and transparency, the promotion of Human Rights, respect for people, accessibility and inclusion, as well as sustainable development.

2.2.1. Promotion of human rights

Copel's Human Rights Policy formalizes the guidelines to prevent, mitigate and repair violations that may occur in the Company, in its production chain or in impacted communities, providing decent, inclusive work environments and eliminating inequalities.

To consolidate its application, Copel is standardizing monitoring and evaluation parameters, including due diligence for suppliers and formalization of processes. This work, started in 2022, involves a survey of priority topics related to human rights through consultation with various areas of the Company and its subsidiaries and analysis of indicators of health and safety at work, manifestations received on the Reporting Channel, among other information. The objective is to map all existing practices at Copel to prevent human rights violations, and identify points for improvement.

In 2022 and 2023, Copel also carried out the first training on due diligence in human rights for key areas, including purchasing managers and socio-environmental management of subsidiaries, in addition to corporate legal and regulatory. Among the topics covered were the assessment of impacts on human rights in the value

chain, monitoring and prevention actions, and reporting and advancing the due diligence process at companies.

2.2.2. Social Responsability

Aware of its preponderant role in society, Copel develops programs, projects and actions that benefit the community, considering the expectations of stakeholders in its decisions, as well as seeking alternatives that promote social well-being in line with legislation, international standards of behavior and development agendas recognized worldwide as the 2030 Agenda of the United Nations (UN) World Organization.

When implementing new ventures, although it promotes the generation of jobs and revenue for municipalities, there is the possibility of the need to mitigate or compensate for any impacts caused by its activities. For this, the Company implements social programs described in the Basic Environmental Plans - PBA, in the simplified environmental reports and in the detailed reports of environmental programs of each enterprise. In addition to mandatory social programs in the context of environmental licensing, Copel develops other actions aimed at communities within the scope of corporate sustainability and in a corporate manner, such as: corporate volunteering (EletriCidadania), community gardens in idle spaces (Cultivar Energia), program to promote the SDGs (Educa ODS), human rights and diversity programs.

In 2022, Copel formulated and approved the Social Investment Policy, which expands the parameters already established in the Donations Policy, defining guidelines for the allocation of its own resources or through incentive laws, whether voluntary or compulsory contributions. The policy also reinforces the principle of connection with the SDGs prioritized by Copel as a criterion for defining social investments.

Subsidiaries must report voluntary and non-voluntary donations and contributions to the Holding's Governance, Risk and Compliance Board on a quarterly basis. The Executive Board, in turn, periodically communicates the amounts approved for Private Social Investment to the Company's Sustainable Development Committee.

Further information about these programs and actions developed can be obtained in the Integrated Report.

2.2.3. Human Resources

Copel's People Management - Human Resources Policy recognizes that employees are the Company's main value and establishes principles and guidelines aimed at developing, valuing, maintaining the health, safety and quality of life of people. This policy is aligned with best market practices and serves as the basis for decision-making and implementation of programs and actions, in accordance with corporate strategic planning.

Aligned with the market, Copel adopts the premise "State-owned company with a private mindset" in its

operations, aiming to create similarity in its operations with other private companies in the sector.

The working relationship with employees is based on Copel's values (ethics, respect for people, dedication, transparency, safety and health, responsibility and innovation) and respect for universal, constitutional and legal precepts.

With the transformation into a corporation on August 11, 2023, Copel no longer had obligations imposed on mixed economy companies and some labor aspects gained greater flexibility, such as, for example, the possibility of taking advantage of the internal staff, since the transfer between careers is now permitted, thus facilitating the mobility of professionals.

In search of business efficiency, Copel did not promote new hires in the last year and established a Voluntary Dismissal Program – "PDV", whose dismissals are scheduled for August 2024 and represent a reduction of 1,438 employees in its own workforce.

Copel has 5,959 employees in its headcount on December 31, 2023 and 6,033 in December 31, 2022. Three new employees were admitted/reinstated in 2023. During the same period, 77 employees left the Company. The turnover rate was 0.7% in 2023 and 3.9% in 2022.

To support operational areas and specific functions, the Company established an outsourcing policy, which provides guidelines for hiring third parties. Hiring follows legal and occupational safety requirements, in addition to internal rules and provisions defined in the Supplier Manual and the Hiring Regulations. It is up to the contract manager to monitor and supervise the entire process, from contracting to execution and delivery of the contracted work.

Copel is recognized for its good practices in people management. In 2022 received from the National Quality Foundation - FNQ the first certificate of evaluation dedicated to the maturity of human resources management by companies. The MEG RH Seal is the result of an extensive analysis of the organization's processes and their adherence to benchmark practices observed in world-class companies. Among the strengths highlighted in the FNQ assessment are the strategic performance of the HR area, performance management, the meritocracy policy and care with work safety and the quality of life of employees. And in 2023, the corporate program Plenamente, focused on psycho-emotional health, was recognized in the Ser Humano Award, organized by the Brazilian Association of Human Resources (ABRH). The initiative won 2nd place in the award in the organizational excellence category. The Company also celebrated the achievement of the "Excellence in Gold Management" certification in the National Quality of Life Award (PNQV), granted by the Brazilian Association of Quality of Life – ABQV.


Staff education
Elementary School 15
High school 902
Graduate school 1,790
Vocational school 949
Bachelor's degree 2,303

- **People Development**

Highlights of the benefits granted by the Company to all its employees, in addition to those provided for by

legislation, include: tuition grants; advances on vacation pay; the advance of the first installment of the 13th monthly salary in January; profit sharing; performance award; quality of life incentives, with initiatives such as Copel's choir; food and meal vouchers; snack voucher; childcare assistance; assistance to employees with disabilities and to employees who have disabled dependents; maternity leave and extended paternity leave; and supplementation of sick pay.

Through Fundação Copel de Previdência e Assistência Social, of which Copel is a sponsor, the following are granted: private pension plan, in addition to the official social security, and health and dental care plans. The Fundação Copel also provides a portfolio of loans to its participants under legal provisions governing the investment of its pension fund reserves.

Copel has the Remote Work Program, which adopts the hybrid work regime, with voluntary entry. In this model, employees can fulfill part of their workday in person and part at a distance.

In addition to the Home Office, benefits related to flexible working hours are offered: 40-hour working week, flexible working hours, paid absence, time bank and reduction of working hours from 8 hours to 6 hours per day, according to criteria set out in internal regulations .

The Company also offers benefits to its employees that have a positive impact on the quality of life of their family members, such as: release for monitoring a family member, release for prenatal care and monitoring of pregnant women.

Care also extends to mental health. Through the Plenamente program, actions aimed at self-care, psychological support and psychoeducation are carried out. In 2023, the program organized workshops and learning track with information about psycho-emotional health, emotional balance, concepts and prejudices. And, through a partnership with Fundação Copel and its EquilibradaMente program, psychological support is offered 24 hours a day to Copel's employees.

Still focusing on caring for employees, Copel created the Primary Health Care Unit (APS), in partnership with Fundação Copel, at the Km3 hub, largest hub of the company. The space offers all the necessary structure to carry out primary and periodic health exams, including rooms for assistance and consultation, an exam collection room, a pharmacy, and a room for assistance in urgent cases. The benefit extends to family members and does not charge co-participation. APS was inaugurated in Curitiba in 2021 and has already been extended to Maringá and Londrina.

Finally, the Bem Gestar Program seeks to provide psychosocial well-being for pregnant women and parents, providing support and information, in addition to encouraging breastfeeding, with breastfeeding support rooms.

- **Compensation**

Copel's practices for compensation, recognition and incentives are based on the Company's structured compensation model supported by two pillars: fixed pay (reflecting market levels and individual merit) and variable pay (Profit Sharing Program [PLR] and Perfomance Award [PPD]). The Profit-Sharing Program consists of corporate goals and indicators and the Performance Award, in turn, consists of recognizing

performance and meeting goals at different organizational levels (director, superintendence, department and division). The ratio between the lowest salary paid by the Company in December 2022 (R$2,329.64) and 2023 (R$2,434.71) and the national minimum wage in effect on that date (R$1,212.00) and R$1,320.00 respectively was 1.84 times, and there was no significant difference in the same period in relation to the proportion of basic salary between men and women.

- **Labor relations**

The Company has relationships with 18 unions representing different classes of workers and, throughout the year, promotes four-monthly meetings to discuss matters of mutual interest. On the occasion of the base date (October) this relationship intensifies when the unions and Copel discuss demands for the official collective bargaining agreement (ACT).

- **Performance assessment**

Since 2013, Copel's Performance Management is carried out through the Our Energy Program, which which, over time, has been improved according to the best market practices. According to the rules of the Program, at least once a year each employee receives feedback from their manager considering the performance presented. At the time of evaluation and feedback, the expected performance for the next period is also set.

As of the 2021 cycle, Nossa Energia underwent a revitalization with the support of Fundação Instituto de Administração - FIA. The conduction of this project had as its central points the review of a People Management System based on competencies, stimulating a meritocratic culture and considering evaluation criteria related to the axes of action, competencies and level of complexity of the professional. The revitalization of the program focused on encouraging the professional development and ownership of Copel's employees. The feedback takes place in a structured way, during the performance evaluation of the Nossa Energia program, in the elaboration of the development plan, in the intermediate evaluation and also during the closing of the development plan.

So that employees can learn all the details of Nossa Energia, a learning trail is available that presents content related to management by competencies, model and process of Nossa Energia and also about the development plan.

- **People Development**

The Corporate Education Policy establishes the conduct for promoting actions to train and develop people, which must be structured in accordance with Copel's mission, vision and values. The guidelines range from basic training to specialization courses and research promotion. One of the guidelines of the People Management Policy is "to promote training actions for leaders and employees, seeking to improve their skills and competencies to obtain levels of performance excellence, as well as encouraging leadership in the search for self-development.

The Company promotes several development actions, which are organized into: corporate programs, training

for qualification (aimed at basic training for the exercise of the function), mandatory training (courses aimed at specific activities), training for professional improvement, events (seminars, lectures, workshops, congresses, etc.) and research and development projects.

Copel values continuing education and the professional development of employees is guided by skills management, determined by the identification of the training and qualification needs of the staff. In 2021, the virtual community called Compartilhando Energia was launched, in which learning opportunities are periodically published. These are courses and content available to all employees, promoting an update in their scope of work. There you can find opportunities to learn about topics related to innovation; communication; processes improvement; techniques and tools for management; quality of life at work; creativity; digital transformation, among other current and relevant topics. In 2023 we had greater engagement in the Virtual Community. Other actions of the Company are the offer, for all the internal public, of courses whose subjects are related to quality, processes and project management, self-development and about quality tools in the distance learning modality through the distance learning environment entitled Copel EAD; investing in postgraduate courses for professionals who need to specialize in their area of expertise; and continuous establishment of educational partnerships, through public notice in force since 2016 and updated in 2022. These partnerships grant discounts or some other benefits, and cover basic, higher and professional education, qualification, improvement and foreign languages and can be extended to dependents.

In 2023, Copel launched a new learning platform, UNI - a corporate learning hub built in partnership with an external supplier. The platform facilitates learning, skill development and real-time data analysis. In 2023, trails were launched covering 3 schools: School of Innovation and Digital Transformation, School of Leadership and ESG School. In 2024, the plan is to launch 3 more schools, increasing the role of employees in their development.

In addition to corporate actions, each board has the autonomy to develop specific development actions in accordance with their business strategies.

Some of the corporate development programs carried out in 2023 are highlighted below:

- **Management Continued Development Plan:** aiming at the improvement of the Company's board members and managers, since 2017, Copel has been promoting the development of this audience. In 2022, it has been established the Management Continued Development Plan, which has since been executed in partnership with the Brazilian Institute of Corporate Governance - IBGC. This year also created the Performance Evaluation Track for Statutory Bodies, with the aim of sharing theoretical and practical content on performance management. In 2023, following the Continuing Development Plan for Administrators, workshops were held with content of interest to members of statutory bodies. The contents involved in partnership with IBGC were: human capital, communication, board mission and role of the advisor, future board scenario, ESG, fiscal board in practice, innovation and trends, relationships and collegiate decisions and board of directors processes.
- **Leadership Development Program – PDL:** Leadership development is a continuous process of improving the skills, knowledge and leadership qualities of individuals in an organization. This includes training, mentoring

and learning opportunities to enable leaders to inspire, motivate and guide their teams effectively, enhancing organizational performance and promoting a healthy and productive work environment. In 2023, Copel began a major Leadership Development Program - PDL with the objective of improving the performance of leaders in its teams, adding results for people and the Company. One of the PDL 2023 initiatives was the promotion of the Workshop "Performance Cycles and Development Conversations", which was attended by more than 280 managers. The objective of the workshop was to enhance reflection on the next career steps through content, information and tools, in order to favor the support of leaders in building development plans with employees, facilitating career movements and encouraging protagonism. The event was led by a consultancy specializing in career management and organizational development solutions. In addition, career web series were made available to all employees via the 'Carer Dialogues' streaming service.

- **Female Leadership Development Program:** Promoting and encouraging a culture of gender equality and the role of women in Brazil and in the world is everyone's mission. Copel, recognizing its talents, launched in the second half of 2022 the Female Leadership Development Program, which aimed is to make women inspired by other women and themselves, strengthening their vision of self-leadership and leadership. In this first edition, 90 women participated, including formal managers and supervisors, and addressed the pillars of the program: i) Leadership profile – balance between affection and effectiveness; ii) Self-knowledge – awakening leadership potential, iii) Experience – opportunity to exercise leadership; and iv) Incentive – acceleration of diversity in leadership.

The second phase of the program, which took place in the second half of 2023, saw the participation of 50 female leaders. The main focus of the training was leadership based on self-leadership and 8 meetings were held with the main directions being the pursuit of excellence, alignment of focus, applied innovation, uniqueness, preparation for the future, importance of active listening and assertive speaking and discipline .

- **LGPD Training Program:** Based on the implementation of the General Law for the Protection of Personal Data - LGPD, Law No. 13,709, of 08.14.2018, in force in Brazil since 09.18.2020, Copel, understanding the relevance of the topic, launched in 2021 the LGPD Training Program, with the objective of guiding and training all professionals in the care and protection of data that they travel daily in the execution of their activities. In 2023, the Annual LGPD Cycle 2023 Training was carried out for 100% of employees, in addition to specific training for employees responsible for data processing or internal policies related to the subject. Still on this topic, in 2023 Copel promoted the lecture "LGPD, Privacy and Data Protection - beyond the concept", which addressed the challenges and responsibilities of data protection, from the point of view of the subject's regulatory body: the National Data Protection Authority - ANPD.

- **Training on Sustainability and Diversity:** In 2023, Copel promoted a wide program of training, lectures and awareness actions for employees and the external public on human rights, risks, diversity, accessibility and especially sustentability. On the last topic, there was training on "Sustainability Current Affairs", linked to the EducaODS Program, with the aim of expanding knowledge on topics related to sustainability and its interactions with the Sustainable Development Goals (SDGs), human rights and the relevance of due diligence. The training, which recorded 364 participations, was carried out in a hybrid format, allowing the public to

choose between participating in person or remotely, depending on their preferences and needs.

- An event on **Human Rights Due Diligence – Field** Inspections was also held, with the aim of training Copel professionals to carry out inspections in field work with the purpose of detecting possible irregularities, risks or negative impacts related to human rights. In addition to training professionals' eyes to identify violations, even if they are not verbalized.

- **Learning paths:** Consists of sharing knowledge from employees to employees. It is characterized as a dynamic and simple approach, since it gives autonomy to the producers in the preparation and publication of the material. The trails combine different learning possibilities and offer alternative and flexible paths for personal and professional improvement and are available to all employees and can also be accessed from a cell phone.

- **Cybersecurity Program:** Following Copel's Strategic Planning and Information Security Policy - NPC 0301, Cybersecurity management at the Company is treated in a broad and systemic manner. Its beginning is in Strategic Planning through the guideline "Continuously raise cybersecurity levels", defined jointly between the Company's senior management and councils. Additionally, its development affects the various levels of Copel through objectives and goals for the Holding and all wholly-owned subsidiaries. In December 2021, Copel hired KnowBe4, an integrated platform for information security awareness training, combined with simulated phishing attacks, thus starting the Information Security Awareness Program, which aims to train and raise awareness among the workforce to adopt defensive cybersecurity behaviors.

Throughout 2023, we invested heavily in raising awareness among the workforce and the general public participated in 4 campaigns that addressed the themes: common threats on the network, cybersecurity incidents and awareness, and phishing. The directors participated in 2 campaigns dedicated to senior management executives that addressed the themes: common threats and cybercrimes.

The program continues in 2024, with new campaigns considering the maturity stage of the general public on the topic.

- **COPEL 4.0:** Experimentation and agility initiatives are becoming increasingly present components in the development of digital projects and products, supporting professionals to work in this modern and integrated environment. Thus, investing in the development of Copelians, expanding their skills and guaranteeing the results desired by the company. Therefore, digital remains a pillar built on innovation and security, contributing to efficiency and business growth. Taking advantage of the development theme, in the months of August and December 2023, more actions were carried out under the COPEL 4.0 initiative: two webinars focused on Generative Artificial Intelligence and a live broadcast on the new possibilities of office 365. For these events, Copel had partners such as : Gartner, Microsoft and Brasoftware.

2.2.4. Suppliers

Copel reinforces its relationship with suppliers by implementing initiatives aimed at sustainable development by improving the management of the production chain and optimizing resources for the benefit of the

community.

Copel perform an assessment of suppliers, with the aim of providing greater support to the risk management process in the supply chain. The process includes information related to integrity, among other issues, and will support more objective parameters for classifying the criticality of suppliers.

When selecting suppliers of services or products that have the possibility of environmental impacts, Copel requires environmental certificates and qualifications from the company and professionals. Contractual demands also include incorporating the Global Compact Principles; prioritizing the contracting of local and small and medium-sized suppliers; hiring and training professionals with disabilities; inhibit practices of moral and sexual harassment in the workplace; among others. To reinforce all these points, Copel sends its suppliers its Sustainability Policy.

Failure to comply with contractual environmental or social responsibility clauses involves sanctions according to the severity of the case, including warnings, fines and a impediment to contracting until contractual termination and communication to the competent legal bodies about a possible violation.

2.2.5. Research & Development-R&D and Energy Efficiency Program - EEP

Pursuant to legislation, concessionaires and authorized contractors for the generation, transmission and distribution of electricity are required to annually allocate a percentage of 1% of their Net Operating Revenue (NOR regulatory) to R&D and PEE projects.

Generation and Transmission

In 2023, Copel Geração e Transmissão invested R$22.8 million in the execution of 18 R&D projects. In 3 projects, it participated cooperatively with other companies. The highlight of this year is the licensing of the MEDCAP equipment, (which was developed to be used in capacitor banks, checking the capacitance without the need to remove it for testing, significantly optimizing the testing time), which is now available on the market, and the commissioning of a transformer at the GPS plant built according to an innovative design methodology, based on the use of vegetable oil and hybrid paper, adding an increase in useful life of around 30% and reducing possible impacts on the environment. Such innovations are the result of two R&D projects being completed in the Aneel Innovation Chain.

Distribution

In 2023, Copel Distribuição invested R$15.2 million in 23 projects. The main highlights of the exercise were "Structural reinforcement for rural regions – Quality of service", "Low-cost platform – Quality of service", "Electrical sensor helmet" and "Eletrovias R&D Project". The latter won the Award for Best Research and Development Work and the Award for Best Overall Work at the National Electrical Sector Circuit event – CINASE South Region, recognizing its technical excellence and global relevance. Also in this exercise, Copel DIS invested R$82.3 million with PEE resources in the execution of 191 projects.

2.3. Environmental Dimension

Copel's commitment to sustainable development is intrinsically related to its daily activities. The Company acts to achieve eco-efficiency, preserve biodiversity and reduce greenhouse gas (GHG) emissions. Additionally, it transmits its principles of good environmental management to customers and suppliers.

The guidelines for this action are in the Sustainability Policy, which is the basis for other regulations, such as the Climate Change Policy, the Environmental Policy, the internal rules for Waste Management, and Management of the Effects of Climate Change, among others.

The main guidelines are:

- Promotion of eco-efficiency in all processes, with a view to reducing consumption and sustainable use of natural resources and ecosystem services
- Mitigation of negative impacts and enhancement of positive ones in its activities and businesses
- Be relevant to the impacts of climate change on the operation and expansion of assets.

2.3.1. Eco-Efficiency

Copel instituted the Eco-Efficiency Program to systematize its actions in combating energy, water, fuel and paper waste, in addition to reducing waste. Created in 2014, it brings together a set of possible and accessible actions aimed at preserving the environment, with the goal of reducing the consumption of natural resources, raising the awareness of its employees and reducing costs.

With a framework of actions, the program also seeks to disseminate education for sustainability, respect for the environment and concern for future generations.

2.3.2. Climate change

The topic of climate change is analyzed in the Company's strategic planning process, integrating corporate decisions over a five-year horizon. Within financial planning, budgets are foreseen for technological development and the construction of new sustainable projects, such as hydroelectric, wind and solar power plants. In addition, the incorporation of future climate scenarios, carbon pricing and the development of studies to adapt to climate changes have guided the Company's decision-making. These studies and investments help in monitoring and forecasting the availability of teams to respond to emergencies.

Among these decisions is the Neutrality Plan for greenhouse gas emissions, in which the Company intends to neutralize its Scope 1 emissions by 2030. One of the advances in this work was the decision to decarbonize the electricity matrix, with the divestment plans at the Araucária Thermoelectric Power Plant (UEGA) and at Compagás.

Another guideline is related to the commercialization of i-REC certificates in the energy generation and commercialization businesses by Copel Comercialização.

Additionally, the Company has been developing technology to improve the management of electricity distribution with the modernization of assets and expansion of the Smart Grid Program, of intelligent networks.

Furthermore, the variable compensation (Performance Bonus) consider the ESG goals, some which are related to the Neutrality Plan, prepared according to the specificities of each integral subsidiary and each board of directors of Copel Holding.

2.3.3. Biodiversity

Copel's assets are located in different regions of the country, inserted in several Brazilian biomes. Thus, the Company develops actions to minimize and compensate for the impacts caused by its activities in the different ecosystems that are present.

Copel's actions in favor of biodiversity include:

- Protection and/or restoration of areas destined to compensate for vegetation suppression necessary for the implementation of enterprises;
- Restoration of Permanent Preservation Areas;
- Special care with fauna and flora species considered rare and endangered, carrying out rescues and relocations of individuals when necessary;
- Collection and destination of seeds for research and seedling production, in order to guarantee the maintenance of regional biodiversity and the genetic variability of endemic flora species;
- Monitoring of fauna and flora communities to verify possible impacts and compensate them whenever necessary.

It is important to emphasize that energy generation, transmission and distribution projects also cause positive impacts on biodiversity, which are generally permanent and provide greater protection to natural environments.

In the Integrated Report it is possible to find out about other actions focused on aspects of energy, climate change, biodiversity, water and waste.

COPEL
Companhia Paranaense de Energia

2.4. Social Balance Sheet

ANNUAL SOCIAL BALANCE SHEET On December 31, 2023 and 2022 (In thousands of Reais, except when indicated otherwise)					
		2023		2022	
	1 - CALCULATION BASIS				
NE30	Net Revenue (NR)	21,479,468		20,535,341	
	2 - INTERNAL SOCIAL INDICATORS		%on RL		%on RL
	Management compensation	21,305	0.1	18,717	0.1
	Employees compensation	931,178	4.3	811,167	4.0
	Food (food voucher and other)	149,362	0.7	131,317	0.6
	Compulsory payroll charges	292,603	1.4	275,092	1.3
	Pension plan	77,768	0.4	71,279	0.3
	Health (healthcare plan)	225,918	1.1	225,724	1.1
	Training and professional development	13,923	0.1	8,596	0.0
	Profit sharing based on performance provision	176,043	0.8	42,008	0.2
	Workers' compensation and severance expenses	610,057	2.8	(9,315)	(0.0)
	Culture	3,266	0.0	2,813	0.0
	Nurseries or day care assistance	1,277	0.0	1,496	0.0
	Safety and Health	5,230	0.0	7,289	0.0
	Education	2,547	0.0	2,265	0.0
	Extended maternity benefit	432	0.0	399	0.0
	Transportation allowance surplus	153	0.0	132	0.0
	Total	2,511,062	11.7	1,588,979	7.6
	3 - INDICADORES SOCIAIS EXTERNOS		% Sobre RL		% Sobre RL
	Culture	12,308	0.1	16,672	0.1
	Health and sanitation	1,482	0.0	10	0.0
	Sports	11,586	0.1	9,036	0.0
	Living Well Program	2,747	0.0	-	-
	Childhood and adolescence fund	971	0.0	937	0.0
	Research and Development	70,156	0.3	59,848	0.3
	Energy Efficiency Program	82,288	0.4	77,390	0.4
	Elderly Fund	971	0.0	937	0.0
	Other	2,882	0.0	4,015	0.0
	Total contribution to society	185,391	0.9	168,845	0.8
	Taxes (except payroll charges)	8,690,719	40.5	9,689,798	47.2
	Total	8,876,110	41.4	9,858,643	48.0
	4 – ENVIRONMENTAL INDICATORS		%on RL		%on RL
	Investments and maintenance expenses in operational processes to improve the environment	559,863	2.6	497,622	2.4
	Investments and expenses with the preservation and/or recovery of degraded environments	3,709	0.0	5,655	0.0
	Investments and expenses with environmental education for employees, outsourced, self-employed and corporate administrators	83	0.0	62	0.0
	Investments and expenditures on environmental education for the community	686	0.0	508	0.0
	Investments and expenses with other environmental projects	4,556	0.0	3,795	0.0
	Total	568,897	2.6	507,642	2.4

NE - Note

		2023			2022	
Quantity of environmental sanctions			**23**			**32**
Amount of environmental sanctions (R$ Thousand)			**5**			**11**
Environmental goals			**2023**			**Goals 2024**
- Regarding the establishment of annual goals to minimize waste, consumption in general in production/operation and increase the effectiveness in the use of natural resources, the company:	( ) has no targets ( ) meets 0% to 50% of targets ( ) meets 51% to 75% of targets (X) meets 76% to 100% of targets.			( ) has no targets ( ) meets 0% to 50% of targets ( ) meets 51% to 75% of targets (X) meets 76% to 100% of targets.		

		2023			2022	
5 – EMPLOYEES INDICATORS (including subsidiaries)						
Employees at the end of the period			**5,959**			**6,033**
New hires in the period			**3**			**3**
Level of education of employees:	Men	Women	Total	Men	Women	Total
Graduate school	1,249	541	**1,790**	1,194	514	**1,708**
Bachelor's degree	1,743	560	**2,303**	1,618	540	**2,158**
Vocational school	892	57	**949**	926	67	**993**
High school	752	150	**902**	961	197	**1,158**
Elementary School	15	0	**15**	12	0	**12**
Employees Age Grade:						
From 18 to 30 years old (exclusive)			**14**			**44**
From 30 to 45 years old (exclusive)			**3,011**			**3,282**
From 45 to 60 years old (exclusive)			**2,640**			**2,494**
Over 60 years old			**294**			**212**
Women working in the company			**1,309**			**1,318**
% Women in management positions:						
In relation to total number of women			**7.0**			**7.0**
In relation to total number of managers			**22.1**			**23.1**
Afro descendants working in the company			**760**			**777**
% Afro descendants in management positions:						
In relation to total number of afro-descendants			**4.5**			**4.5**
In relation to total number of managers			**8.3**			**8.8**
Persons with special needs			**152**			**125**
Dependents			**21,898**			**21,592**
Outsourced			**8,550**			**8,627**
(2) **Apprentices**			**166**			**121**
(2) **Interns**			**370**			**310**
Employees with more than 10 years in the organization			**5,534**			**5,352**
Division of the company's highest salary by the lowest salary - including corporate administrators			**13**			**13**
Number of employees earning more than 2 minimum wages			**5,818**			**5,898**
Labor lawsuits						
Number of cases in progress at the end of the year			**3,818**			**4,822**
Number of new cases in the year			**979**			**1,265**
Number of cases closed during the year			**1,579**			**1,237**

		2023	2022
	6 – MATERIAL INFORMATION REGARDING THE EXERCISE OF CORPORATE CITIZENSHIP		
(3)	**Number of Occupational Accidents** (including accidents with outsourced employees)	**111**	**123**
	Total number of consumer complaints and criticisms:		
	with the company	**25,289**	**32,020**
(4)	with Procon agency	**6,066**	**5,345**
	in Court	**8,317**	**7,310**
	Percentage of complaints and criticisms answered or resolved:		
	by the company	**98.5%**	**100.0%**
(4)	by Procon agency	**100.0%**	**100.0%**
	in Court	**10.6%**	**6.8%**
		2023	**Goals 2024**
	Social and environmental projects developed by the company were defined by	**Executive board and managers**	**executive board and managers**
	Safety and health standards in the workplace were defined by:	**all + CIPA**	**all + Cipa**
	Regarding freedom of association, collective bargaining rights and internal representation of workers, the company:	**encourages and follows ILO standards**	**encourages and will follow ILO standards**
	Private pension plans cover:	**all**	**all**
	Profit sharing includes:	**all**	**all**
	In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the company:	**are required**	**are required**
	Regarding participation of employees in volunteer work, the company:	**organizes and encourages**	**will organize and encourage**
	7- WEALTH GENERATION AND DISTRIBUTION	**2023**	**2022**
	Total added value to be distributed	**15,447,086**	**15,221,897**
	Value Added Distribution (DVA):		
	Third Parties	14.2%	18.8%
	Personnel	13.9%	8.3%
	Government	55.1%	63.2%
	Shareholders	6.8%	6.3%
	Withheld	7.1%	1.7%
(5)	Discontinued operations	2.9%	1.7%

8 - OTHER INFORMATIONS

▪ Begining 2010, the Brazilian Institute of Social and Economic Analyses (Ibase) no longer requires use of its Social Balance Sheet standard, given that the Institute understands that this tool and methodology are already commonly used by companies, consulting firms and institutes that promote corporate social responsibility in Brazil. Accordingly, Copel, which had already been using this model since 1999, grounded on Ibase guidance, decided to improve the presentation of its Social Balance Sheet by addressing te information requeired by NBCT 15, aiming at transparency of its information.

▪ The Notes (NEs) are na integral part of the Financial Statements and contain other socio-environmental information not included in this Social Balance Sheet.

▪ This Social Balance Sheet includes data about Copel's holding, wholly-owned subsidiaries, subsidiaries and consortiums, due to the consolidation of the Company's results, except when stated otherwise.

(1) The item "Other Benefits" includes: additional sick pay, extended maternity leave, insurance, additional transportation ticket, disability allowance, accidental death, day-care assistance, education allowance, culture and occupational and medical safety.

(2) Not included in the Company's headcount.

(3) Calculated using the methodology used in the GRI Sustainability Report G4 - indicator LA6.

(4) Includes the complaints in the Procon, Ombudsman, Consumer Gov.Aneel and Anatel deemed appropriate.

(5) Resulting from the divestment process of U Araucária and Compagas.

COPEL
Companhia Paranaense de Energia

3. OPERATING PERFORMANCE

3.1. Macroeconomic analysis

In 2023, the country experienced several tensions, from the transition from the previous management of the Federal Government to the current one, going on to the consequent reorientations of economic policy, highlighting the short-term fiscal policy (with the proposal of the so-called fiscal framework) , and, in long-term, tax reform.

From an economic point of view, the definitions of monetary policy in the developed world and especially in North America have partially conditioned domestic monetary policy. In another direction, the fragility of the Argentine economy, Brazil's important trading partner on the continent, continued to deepen.

On the other hand, there was a reversal of the international commodity boom cycle and, at the same time, the continued recovery of global supply chains previously affected by the COVID pandemic. These conditions led to a reduction in domestic inflationary levels. The fall in the IPCA surveyed by the Brazilian Institute of Geography and Statistics - IBGE, from 10.1% in 2021 to 5.8% in 2022 and 4.6% in 2023 made it possible to start and maintain the cycle of reducing basic interest rates managed by monetary authority. On another front, the end of the long period of drought that occurred between 2021 and 2022 allowed relevant production advances in some sectors. The aforementioned normalization of the climate allowed the country to reach its largest agricultural harvest, which was decisive for the accumulated growth of Brazilian GDP by 3.2% until the third quarter of 2023, according to IBGE.

In turn, some segments had their performance progressively influenced by the aforementioned drop in inflation and the significant recovery of the job market, having also, in part, been favored by the federal income transfer program and sectoral policy aimed at the automotive sector still in the first semester. This set of factors allowed a relative recovery in consumption patterns, with an expansion of 3.4% recorded by IBGE's quarterly national accounts, until the third quarter, benefiting the growth of specific branches of the service sectors such as accommodation and real estate rental and the of vehicle sales, according to IBGE's Monthly Survey of Services (PMS) and Monthly Survey of Commerce (PMC). On the other hand, the situation of uncertainty discussed above generally disadvantaged the manufacturing industry and particularly investment expenditure, with the result that gross fixed capital formation declined by 2.5% until September, according to IBGE.

This situation was reproduced in Paraná, however, with more pronounced effects on its economic activity. According to the Paraná Institute of Economic and Social Development - Ipardes, a research and statistics body of the Government of Paraná, Paraná's GDP accumulated growth of 6.9% until the third quarter of the year, driven by a record grain harvest. To a large extent, these performances were corroborated by the external market, given the growth of state exports, according to the Secretariat of Foreign Trade - SECEX, of 13.7% in 2023 – much higher than that of the country, with growth of just 1. 7% in the period.

The unemployment rate calculated by IBGE reached 4.6% in the third quarter of the year, one of the lowest levels in the historical series for the State, resulting from high levels of occupancy. This situation favored the

State's services sector, with an accumulated expansion of 3.9% of its GDP until the third quarter.

For consolidated figures for the year by official statistics bodies, it is possible to expect growth for the Paraná economy significantly higher than the Brazilian average, to which the Focus Report, at the time of preparing this note, records a median expectation of 2.9% expansion for 2023.

3.2. Regulatory environment

The year 2023 was marked by the debate related to the energy transition; climatic events, such as those resulting from El Niño; by the expansion of the free market and the challenges posed by modernization, security, flexibility and long-term sustainability for the operation of the system due to the increasing weight of renewable sources of wind and solar origin in the Brazilian electrical matrix.

The year was also marked by records for generation from renewable sources, especially solar — which during the month of November 2023, recorded, according to the National Electric System Operator - ONS, 25 records for solar photovoltaic generation considering the National Interconnected System - SIN and the Southeast/Central-West and Northeast subsystems — combined with the strong growth of distributed micro and minigeneration in the period.

According to data from the Generation Information System of the National Electric Energy Agency - Aneel, in 2023 the country reached 199,324.5 MW of monitored power, 83.67% coming from renewable sources, with a record increase of 10,324.2 MW in the electrical matrix compared to 2022, with wind farms contributing around 47% to this record increase.

Regarding the actions of the Ministry of Mines and Energy - MME, it is worth initially highlighting the Public Consultations: (i) nº 152/2023 on expiring distribution concessions, submitting to Public Consultation the guidelines to be observed by the MME in conducting the 20 electricity distribution concessions with expiry dates between 2025 and 2031 — which is not the case of Copel Distribuição, whose concession contract expires on 07/07/2045; (ii) consultation No. 156/2023 on the proposal for a Normative Ordinance to establish general guidelines for dealing with emergency situations of temporary restriction of the supply of electrical energy or situations with a potential imminent risk of suspension of the supply of electrical energy, in the Brazilian Electric System, related to specific actions deliberated by the Electrical Sector Monitoring Committee - CMSE, (iii) consultation No. 157/2023, in which the CNPE Resolution proposal to restructure institutional governance and guidelines for methodologies and computational programs in the electrical sector was debated Brazilian, and finally, (iv) consultation No. 158/2023, in which the proposal for a Normative Ordinance was discussed to establish guidelines for optimizing the use of inflexible electrical energy generation from thermoelectric plants in the SIN in a scenario of energy surpluses .

Also within the scope of the MME, the institution stands out, in March 2023, through Normative Ordinance No. 61/2023, the General Protocol for Security and Situation Management Crises of Infrastructure Assets in Electric Energy, Mining, Oil and its derivatives, Natural Gas and Biofuels (PGC), for managing crises arising

from incidents that compromise the integrity or availability of services, as well as the Crisis Management Committee - CGC, composed of representatives of the MME and General Directors of regulatory agencies electricity (Aneel), mining (ANM), oil, natural gas and biofuels (ANP) and finally, the National Nuclear Safety Authority (ANSN).

Among other topics debated in the sector, we also highlight the publication by Aneel of Normative Resolution No. 1,062/2023 to consider improvements in relation to the provision and remuneration of ancillary services in the SIN, obtained through Public Consultation No. 83/2021, as well as such as the possibility of the ONS having, with specific authorization from Aneel, alternative products to provide ancillary services in an experimental regulatory environment.

Furthermore, in December 2023, the Federal Government published Decree No. 11,835/2023 to amend Decrees No. 5,177/2004, No. 6,353/2008 No. 10,707/2021, with the main aim of promoting changes in the governance structure of the Chamber of Commerce Electric Energy, guarantee a legal framework for representing consumers with a load of less than 500 kW through retail agents and reinforce the possibility of the Chamber's action in energy certification systems.

On this same topic, Aneel published Normative Resolution No. 1,081 in December 2023, with the aim of improving the regulatory framework that deals with retail sales from the perspective of making migration requirements more flexible to the Free Contracting Environment.

It is also worth highlighting within the scope of Aneel, Public Consultation No. 012/2023 to obtain subsidies to improve the preparation of the Five-Year Strategic Innovation Plan (PEQuI 2023-2028) of the Research, Development and Innovation Program (PDI Aneel), as well as the Public Consultation No. 018/2023, aiming to obtain subsidies to improve the draft of Call No. 23/2023 of the Strategic Research, Development and Innovation Project entitled "Renewable Hydrogen in the Context of the Brazilian Electrical Sector", considering that hydrogen can be produced from of renewable sources of electricity, such as hydraulic, wind and solar, making it a transport and storage vector for clean energy and according to Aneel, "another link in the chain of trends that drive the growth in demand for electricity".

In relation to the processing of legislative proposals in the National Congress, the suggestions for improving the regulatory and legal framework of the electricity sector, namely, Bills No. 414/2021 and No. 1,917/2015 did not advance in 2023.

Generation

In April 2023, Aneel published Normative Resolution No. 1,063/2023, which amended Normative Resolution No. 846/2019, in order to establish procedures and criteria for imposing penalties on agents in the energy sector associated with the safety of power plant dams hydroelectric plants inspected by the regulatory agency, in accordance with the provisions of Law No. 12,334/2010. Subsequently, in May 2023, Aneel published Normative Resolution No. 1,064/2023 to establish the dam safety criteria and actions associated with these

inspected hydroelectric plants.

In July 2023, Aneel concluded Public Consultation No. 45/2022, culminating in the publication of Normative Resolution No. 1,067/2023, which amended Normative Resolution No. 1,029/2022, consolidating the procedures and conditions for obtaining and maintaining the operational and definition of installed and net power of an electrical energy generation enterprise.

In August 2023, Aneel published Normative Resolution No. 1,070/2023, in order to change the rules regarding procedures and requirements for carrying out hydroelectric inventory studies of river basins, exploration and granting of hydroelectric projects, consolidated in Normative Resolution No. 875/2020. Additionally, it also published Normative Resolution No. 1,071/2023 to regulate the requirements and procedures necessary to obtain authorization for wind, photovoltaic, thermoelectric, hybrid and other alternative sources generating plants, replacing Normative Resolution No. 876/2020.

It is also worth highlighting in the period, the publication by Aneel of Normative Resolution No. 1,077/2023 to establish criteria for approving a plan for the transfer of corporate control of a concessionaire, permission holder or authorized provider of services and installations for the generation and transmission of electrical energy, whose enterprise is being implemented or in the process of expansion, as an alternative to terminating the grant, thus amending Normative Resolution No. 846/2019.

Also noteworthy in 2023 is Aneel's Public Consultation No. 39/2023 to improve the Regulatory Impact Analysis Report on the regulation for Electric Energy Storage, including Reversible Power Plants, aiming to prepare future proposals for regulatory adjustments necessary for the insertion of storage systems in the Brazilian electricity sector.

Regarding auctions, in 2023, the MME promoted two Existing Energy Auctions, the 30th Existing Energy Auction A-1 and the 31st Existing Energy Auction A-2, both held on December 1, 2023 and negotiating Commercialization Contracts of Energy in the Regulated Environment - CCEARs in the energy quantity modality.

Transmission

On July 07, 2023, Aneel, through Homologatory Resolution No. 3,216, established the adjustment of Allowed Annual Revenues - RAP, for electrical energy transmission assets for the 2023-2024 cycle, effective from July 1st, 2023 until June 30,2024. According to this resolution, the RAP of Copel GeT's transmission assets for the 2023/2024 cycle is now R$1,028.5 million, of which R$976 million corresponds to the RAP of assets in operation. Considering the RAP approved for Specific Purpose Companies in which Copel GeT has a shareholding, the total consolidated value of assets became R$1,619.0 million, of which R$1,561.7 million correspond to assets in operation. Through Order No. 402/2023, published on March 03, 2023, Aneel decided to postpone the 2023 Periodic Tariff Review of the RAP of transmission concessionaires extended under the terms of Law No. 12,783/2013, establishing the deadline of July 1st 2024 for approval of the full RAP of these

concessionaires.

As established in Ordinance No. 67, dated August 21, 2023, two Transmission Auctions were held in 2023. Aneel Transmission Auction No. 001/2023 took place on June 30, 2023 and saw all 9 lots sold, with an average discount of 47% and expected investments of R$15.7 billion in transmission. The Aneel Transmission Auction nº 002/2023 took place on December 15, 2023, with 3 lots on offer. All were sold, with an average discount of 41% and expected investments of R$21.8 billion in transmission.

Commercialization

With the advent of Ordinance MME No. 50/2022, which made the size of consumers eligible to freely choose their energy supplier more flexible, from January 1st, 2024, the year 2023 was marked by a significant increase in the number of processes migration of captive consumers to the free contracting environment.

Still in relation to the impacts of Ordinance No. 50/2022, it expands the reach of the free energy market to more than 100 thousand consumers connected to high voltage in energy distributors, with a highlight being the particularity that, in the case of consumers of group A with contracted demand of less than 500 kW, these must be represented in the Electricity Trading Chamber - CCEE by agents qualified for retail trading activities.

In 2023, Aneel concluded the following public consultations on energy commercialization:

- The result of the 2nd phase of Public Consultation No. 011/2022 was approved, through Normative Resolution No. 1072/2023, beginning the "shadow period" of Prudential Monitoring of the Electric Energy Market, with an expected duration of 12 months, and starting from November 1, 2023.
- In turn, as a result of Public Consultation No. 28/2023, procedures and criteria were established to open the market to consumers connected to high voltage and with an individual load of less than 500 kW, culminating in Normative Resolution No. 1081/2023.

Still in relation to the topic of energy commercialization, the following public consultations stood out, with a contribution period ending in 2023, and expected to be concluded by Aneel from 2024:

- Public Consultation No. 039/2023, opened with the purpose of obtaining subsidies to improve the regulations inherent to energy storage, including pumped storage plants.
- Public Consultation No. 20/2023, with the aim of regulating article 4 of Law No. 14120/2021, with regard to the end of discounts on tariffs for the use of transmission and distribution systems, applicable to incentivized sources.

Finally, Aneel promoted changes to the Electric Energy Trading Rules and Procedures through Normative Resolution No. 1080/2023. Among the changes, the following stand out: (i) the permission for entities in the indirect administration of the Union, states, Federal District and municipalities, even if they do not have the same CNPJ, to be classified as special consumers for migration purposes for the free environment, and (ii) a change in the rules for calculating quotas for the Alternative Energy Sources Incentive Program - Proinfa, in

order to provide greater automation of the calculation, in addition to reducing possible errors.

Distribution

In 2023, the electricity distribution sector was marked by operational challenges related to climate phenomena, with increasingly extreme events and devastating effects on the electrical infrastructure in the distributors' areas of operation.

It is also worth highlighting in the year 2023 the debate held, through Public Consultation No. 152/2023 of the MME, regarding the process of extending expiring distribution concessions, discussing the guidelines to be observed by the Ministry when conducting the process of extending the 20 electricity distribution concessions with expiry dates between 2025 and 2031.

Another highlight of 2023 was the establishment of the National Pole Sharing Policy between electricity distributors and telecommunications service providers, called "Legal Pole", through Interministerial Ordinance MCOM/MME nº 10,563/2023. Among the main objectives of the National Pole Sharing Policy, the following stand out: optimizing the use of resources and reducing operational costs involving sharing of poles between these sectors, promoting compliance in the occupation of electricity poles, reducing the risk of accidents involving people, infrastructure and the environment associated with sharing, promoting quality services, at a lower cost, for the user of electricity and telecommunications services, and finally, contributing to the expansion of connectivity and digital inclusion in remote areas or rural.

On the topic related to the adequacy of regulations applicable to distributed micro and minigeneration, it was discussed by Aneel within the scope of Subsidy Taking No. 010/2023, amendment of Network Procedures in view of the representation of the expansion of Distributed Micro and Minigeneration (MMGD), in process of planning and programming the SIN's electroenergetic operation and, consequently, in the formation of the Difference Settlement Price - PLD.

- **Energy Flow (% and GW/hour)**


Own Generation
25,797 43.0%
Purchased Energy
34,182 57.0%
CCEAR: 13,142
Itaipu: 4,761
Dona Francisca: 134
CCEE(MCP): 387
Angra: 872
CCGF: 4,568
MRE: 220
Elejor: 44
Proinfa: 427
Others 1: 9,627
Total Available Power
59,979
Captive Market
20,173 33.6%
Concessionaires 2
89 0.1%
Energy Sales to Distributor CCEE 3
164 0.3%
Assignment MCSD EN 4
247 0.4%
Free Customers
11,884 19.8%
Supplied Energy
26,361 44.0%
Bilaterais Contracts 10,546
CCEAR: 5,973
CER: 916
CCEE(MCP): 2,565
MRE 6,361
Losses and Differences 5
1,061 1.8%

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
CCEE (MCP): Electricity Trading Chamber (Short-Term Market).
MRE: Energy Reallocation Mechanism.
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Includes basic network losses, distribution losses, differences in the allocation of Itaipu in CG, effects of MMGD and differences in wind farms
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

3.3. Business Segment

3.3.1. Generation

On December 31, 2023, Copel operated 62 of its own power plants and participated in 14 plants, 26 of which were hydroelectric, 47 wind powered, two thermoelectric and one solar plant, with a proportional installed capacity of 6,967.0 MW and a physical guarantee of 3,236.0 MW average, as shown the table:

Plants in Operation on December 31, 2023 - Physical Characteristics

Developments	Installed Capacity (MW)	Physical Assurance (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Avarege MW)	Start of Commercial Operations	Concession expires on
Hydroelectric Power Plants							
HPP Gov. José Richa (Salto Caxias)	1,240.0	575.4	100%	1,240.0	575.4	02.18.1999	03.20.2033
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	558.3	100%	1,260.0	558.3	09.29.1992	09.25.2032
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia-FDA)	1,676.0	575.3	100%	1,676.0	575.3	10.01.1980	12.21.2024
HPP Gov. Pedro Viriato Parigot de Souza (GPS)	260.0	103.6	100%	260.0	103.6	09.03.1971	01.03.2053
HPP Gov. Jayme Canet Júnior (Mauá)	363.1	188.5	51%	184.1	96.1	11.23.2012	06.28.2049
HPP Guaricana	36.0	16.1	100%	36.0	16.1	01.01.1957	07.21.2028
HPP Chaminé	18.0	11.6	100%	18.0	11.6	01.01.1930	08.02.2028
SHP Cavernoso II	19.0	10.5	100%	19.0	10.5	05.15.2013	12.06.2050
HPP Apucaraninha	10.0	6.7	100%	10.0	6.7	04.06.1949	01.27.2027
HPP Derivação do Rio Jordão	6.5	5.9	100%	6.5	5.9	12.02.1997	06.21.2032
HPP Marumbi	4.8	2.4	100%	4.8	2.4	04.05.1961	-
HPP São Jorge	2.3	1.5	100%	2.3	1.5	01.01.1945	07.24.2026
HPP Chopim I	2.0	1.5	100%	2.0	1.5	05.28.1963	-
HPP Cavernoso	1.3	1.0	100%	1.3	1.0	12.07.1965	06.23.2033
HPP Melissa	1.0	0.6	100%	1.0	0.6	01.31.1966	-
HPP Salto do Vau	0.9	0.6	100%	0.9	0.6	01.01.1959	-
HPP Pitangui	0.9	0.1	100%	0.9	0.1	01.01.1911	-
HPP Baixo Iguaçu	350.2	172.4	30%	105.1	51.7	02.08.2019	12.03.2049
HPP Colíder	300.0	178.1	100%	300.0	178.1	03.09.2019	01.30.2046
SHP Bela Vista	29.8	18.6	100%	29.8	18.6	06.12.2021	01.02.2041
HPP Santa Clara	120.2	66.0	70%	84.1	46.2	07.31.2005	05.10.2040
HPP Fundão	120.2	62.1	70%	84.1	43.5	06.23.2006	06.11.2040
HPP Dona Francisca	125.0	72.5	23%	28.8	16.7	02.05.2001	09.21.2037
SHP Arturo Andreoli	29.1	20.4	36%	10.4	7.3	10.25.2001	07.07.2034
SHP Santa Clara I	3.6	2.5	70%	2.5	1.7	08.13.2005	-
SHP Fundão I	2.5	2.1	70%	1.7	1.5	12.29.2006	-
Total Hydroelectric Power Plants	5,982.4	2,654.3		5,389.3	2,332.5		
Thermal Power Station							
TPS Figueira [1]	20.0	17.7	100%	20.0	17.7	04.08.1963	03.26.2019
TPS Araucária [2] [3]	484.2	365.2	81.2%	393.1	296.5	09.27.2002	12.23.2029
Total Thermal power station	504.2	382.9		413.1	314.2		

continue

Developments	Installed Capacity (MW)	Physical Assurance (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Avarege MW)	Start of Commercial Operations	Concession expires on
Wind Energy Plants							
Santa Maria	29.7	15.7	100%	29.7	15.7	04.23.2015	05.08.2047
Santa Helena	29.7	16.0	100%	29.7	16.0	05.06.2015	04.09.2047
Olho d'Água	30.0	12.8	100%	30.0	12.8	02.25.2015	06.01.2046
São Bento do Norte	30.0	11.3	100%	30.0	11.3	02.25.2015	05.19.2046
Eurus IV	27.0	12.4	100%	27.0	12.4	08.20.2015	04.27.2046
Asa Branca I	27.0	12.1	100%	27.0	12.1	08.05.2015	04.25.2046
Asa Branca II	27.0	11.9	100%	27.0	11.9	09.15.2015	05.31.2046
Asa Branca III	27.0	12.3	100%	27.0	12.3	09.04.2015	05.31.2046
Farol	20.0	8.8	100%	20.0	8.8	02.25.2015	04.20.2046
Ventos de Santo Uriel	16.2	9.0	100%	16.2	9.0	05.22.2015	04.09.2047
Boa Vista	14.0	5.2	100%	14.0	5.2	02.25.2015	04.28.2046
Cutia	23.1	9.6	100%	23.1	9.6	12.22.2018	01.05.2042
Esperança do Nordeste	27.3	9.1	100%	27.3	9.1	12.29.2018	05.11.2050
Guajiru	21.0	8.3	100%	21.0	8.3	12.29.2018	01.05.2042
Jangada	27.3	10.3	100%	27.3	10.3	12.29.2018	01.05.2042
Maria Helena	27.3	12.0	100%	27.3	12.0	12.29.2018	01.05.2042
Potiguar	27.3	11.5	100%	27.3	11.5	12.29.2018	05.11.2050
Paraíso dos Ventos do Nordeste	27.3	10.6	100%	27.3	10.6	01.05.2019	05.11.2050
São Bento do Norte I	23.1	10.1	100%	23.1	10.1	01.31.2019	08.04.2050
São Bento do Norte II	23.1	10.8	100%	23.1	10.8	01.29.2019	08.04.2050
São Bento do Norte III	23.1	10.2	100%	23.1	10.2	04.09.2019	08.04.2050
São Miguel I	21.0	9.3	100%	21.0	9.3	02.14.2019	08.04.2050
São Miguel II	21.0	9.1	100%	21.0	9.1	02.02.2019	08.04.2050
São Miguel III	21.0	9.2	100%	21.0	9.2	02.14.2019	08.04.2050
Palmas	2.5	0.4	100%	2.5	0.4	02.01.1999	09.29.2029
Vila Ceará I (Paraíba IV)	32.0	17.8	100%	32.0	17.8	12.19.2020	01.14.2054
Vila Maranhão I	32.0	17.8	100%	32.0	17.8	02.11.2021	01.11.2054
Vila Maranhão II	32.0	17.8	100%	32.0	17.8	03.31.2021	01.14.2054
Vila Maranhão III	32.0	16.6	100%	32.0	16.6	09.29.2020	01.14.2054
Vila Mato Grosso I	58.9	28.6	100%	58.9	28.6	06.11.2021	12.06.2054
Jandaíra Energias Renováveis I	10.4	5.6	100%	10.4	5.6	11.04.2022	04.02.2055
Jandaíra Energias Renováveis II	24.3	12.3	100%	24.3	12.3	18.10.2022	04.02.2055
Jandaíra Energias Renováveis III	27.7	14.8	100%	27.7	14.8	10.11.2022	04.02.2055
Jandaíra Energias Renováveis IV	27.7	14.2	100%	27.7	14.2	15.10.2022	04.02.2055
Aventura II	21.0	13.1	100%	21.0	13.1	07.08.2021	06.05.2053
Aventura III	25.2	15.5	100%	25.2	15.5	07.08.2021	06.11.2053
Aventura IV	29.4	18.5	100%	29.4	18.5	07.08.2021	06.05.2053
Aventura V	29.4	17.9	100%	29.4	17.9	07.08.2021	06.05.2053
Santa Rosa e Mundo Novo I	33.6	17.3	100%	33.6	17.3	02.08.2022	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	100%	29.4	17.2	12.01.2021	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	100%	33.6	21.5	01.05.2022	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	100%	33.6	21.0	01.01.2022	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	100%	25.2	15.8	12.18.2021	06.01.2053
Santo Cristo	27.5	15.3	49%	13.5	7.5	06.30.2015	04.18.2047
Reduto	27.0	14.4	49%	13.2	7.1	06.26.2015	04.16.2047
São João	27.0	14.3	49%	13.2	7.0	06.30.2015	03.26.2047
Carnaúbas	27.0	13.1	49%	13.2	6.4	06.30.2015	04.09.2047
Total Wind Energy Plants	1,238.9	618.4		1,183.5	589.3		

Developments	Installed Capacity (MW)	Physical Assurance (Average MW)	Ownership %	Proportional Installed Capacity (MW)	Proportional Physical Assurance (Avarege MW)	Start of Commercial Operations	Concession expires on
Solar Power Plant							
Solar Paraná [4]	2,3	-	49%	1,1	-	09.15.2021	09.15.2046
Total Solar Power Plant	2,3	-		1,1	-		
Total Sources	7.727,8	3.655,6		6.967,0	3.236,0		

[1] On 10.30.2023, a request to withdraw the request for extension of the plant was submitted to the Granting Authority.
[2] The Company still holds a 20.3 % interest in the Holding and 60.9 % in Copel GeT.
[3] Physical Guarantee pursuant to Ordinance SPE/MME 05/2021. The most recent data from SIGA/ANEEL indicate the Physical Guarantee of 267 MW while there is no Physical Guarantee.
[4] This enterprise operates in the distributed generation sector, that is, it is not classified as a generation enterprise subject to authorization, concession and/or registration and also does not sell energy in the CCEE.

To fulfill important strategic and sustainability guidelines established for the generation business, the Company's main purpose is to profitably and sustainably boost the share of renewable alternative sources in the energy mix.

In the segment of electric energy generation, we also emphasize to:


General Park Physical Warranty by Source
72%
10%
18%
Hydroelectric Power Plants
Wind Farms
Thermal Power Plants

- **SHP Bela Vista:** The small hydroelectric plant, located on the Chopim River between the municipalities of Verê and São João, in Paraná, with capacity to produce 29.81 MW. In 2023, the implementation of the fourth generating unit was completed, which entered commercial operation on June 07, 2023, in advance of the supply deadline for the electricity sales contracts sold at the 28th New Energy Auction (Aneel Auction nº 003/2018).
- **UEG Araucária:** Divestment process of Copel's 81.2% shareholding in UEGA carried out, through a competitive procedure, in line with Copel's Business Strategic Planning - Vision 2030 and compliance with the decarbonization guideline of the generation matrix Company. The Share Purchase and Sale Agreement and Other Agreements ("CCVA") was signed with the company Âmbar Energia S.A. on December 14, 2023, according to Relevant Fact 20/23. The operation is being analyzed by the Administrative Council for Economic Defense ("CADE"), as a summary procedure. The closing of the operation is scheduled for the first quarter of 2024.
- **Renewal of the Concessions of the GBM, GNB and GJR plants:** On August 11, 2023, the financial settlement of the secondary base offering of shares held by the State of Paraná and the primary base offering of new Copel shares occurred, transforming Copel into a limited liability company dispersed capital and no controlling shareholder (Corporation). As a result of this operation, Copel complied with the requirements for obtaining new concession contracts for the GBM, GNB and GJR plants, under the terms of Law No. 9,074/1995. The new concession contracts will be signed with the Granting Authority in 2024.
- **Modernization of the Figueira Thermoelectric Power Plant:** On October 30, 2023, a request to withdraw the request for extension of the plant's concession was submitted to the Granting Authority, under the terms

of Law No. 12,783/2013, due to the directive of the Company's Board of Directors , established in Copel's Strategic Planning 2030, with the aim of decarbonizing the current portfolio and accelerating positioning in renewables and energy transition avenues, through the Copel Carbon Neutrality Plan.

- **Santa Rosa & Mundo Novo and Aventura wind complexes:** On 01.30.2023, the Company concluded the acquisition of nine wind farms in operation, located in the municipalities of Touros and São Tomé, in Rio Grande do Norte, totaling 260.4 MW of capacity installed, for R$1,004.5 million.

3.3.2. Transmission

The main responsibility of the segment is to provide electric energy transportation and transformation services, and is responsible for the construction, operation and maintenance of substations, as well as for the lines for the transmission of energy.

The Company owns and participates in transmission concessions in operation, corresponding to 9,685 kilometers of transmission lines, with a processing power of its substations in the order of 20,612 MVA (megavolt amperes).

Transmission Lines and Substations in Operation on December 31, 2023

Transmission Lines and Substations		Circuit	Tension (kV)	Extension (km)	Transformation capacity (MVA)	Commercial Operations expected to	Concession expires on
Own Transmission Lines and Substations				3,395	14,540		
Contract 060/2001	Instalações de transmissão diversas [1]	Both	Varied	2,129	12,590	Diversos	01.01.2043
Contract 075/2001	LT Bateias - Jaguariaíva	CS	230 kV	138	-	11.01.2003	08.17.2031
Contract 006/2008	LT Bateias - Pilarzinho	CS	230 kV	32	-	09.14.2009	03.17.2038
Contract 027/2009	LT Foz do Iguaçu - Cascavel Oeste	CS	525 kV	117	-	12.06.2012	11.19.2039
Contract 010/2010	LT Araraquara 2 - Taubaté	CS	500 kV	334	-	07.27.2018	10.06.2040
Contract 015/2010	SE Cerquilho III	-	230/138 kV	-	300	06.01.2014	10.06.2040
Contract 022/2012	LT Londrina - Figueira C2	CS	230 kV	92	-	06.30.2015	08.27.2042
	LT Foz do Chopim - Salto Osório C2	CS	230 kV	10	-		
Contract 002/2013	LT Assis - Paraguaçu Paulista II C1 e C2	CD	230 kV	83	-	01.25.2016	02.25.2043
	SE Paraguaçu Paulista II	-	230 kV	-	150		
Contract 005/2014	LT Bateias - Curitiba Norte	CS	230 kV	31	-	07.29.2016	01.29.2044
	SE Curitiba Norte	-	230/138 kV	-	300		
Contract 021/2014	LT Foz do Chopim - Realeza	CS	230 kV	52	-	03.05.2017	09.05.2044
	SE Realeza	-	230/138 kV	-	300		
Contract 022/2014	LT Assis - Londrina C2	CS	500 kV	122	-	09.05.2017	09.05.2044
Contract 006/2016	SE Medianeira Norte	-	230/138 kV		300	06.09.2019	04.07.2046
	SE Andirá Leste		230/138 kV		300	09.07.2019	04.07.2046
	SE Curitiba Centro		230/138 kV		300	09.04.2019	04.07.2046
	SE Baixo Iguaçu		230 kV			12.21.2020	04.07.2046
	LT Curitiba Centro - Uberaba C1	CS	230 kV	8		09.04.2019	04.07.2046
	LT Curitiba Centro - Uberaba C2	CS	230 kV	8		09.04.2019	04.07.2046
	LT Baixo Iguaçu - Realeza Sul	CS	230 kV	37		08.04.2019	04.07.2046
	LT Curitiba Leste - Blumenau	CS	525 kV	145		03.28.2021	04.07.2046
	LT Baixo Iguaçu - Cascavel Oeste	CS	230 kV	57		12.21.2020	04.07.2046

continue

Transmission Lines and Substations		Property	Circuit	Tension (kV)	Extension (km)	Transformation capacity (MVA)	Commercial Operations expected to	Concession expires on
Special Purpose Entity					6,290	6,072		
Costa Oeste Transmissora de Energia S.A.		100.0%						
Contract 001/2012	LT Cascavel Norte - Cascavel Oeste		CS	230 kV	29			
	LT Cascavel Norte - Umuarama Sul		CS	230 kV	130	-	08.31.2014	01.12.2042
	SE Umuarama Sul		-	230/138 kV	-	300	07.27.2014	
Caiuá Transmissora de Energia S.A.		49.0%						
Contract 007/2012	LT Umuarama - Guaíra		CS	230 kV	105	-	05.12.2014	05.10.2042
	LT Cascavel Oeste - Cascavel Norte		CS	230 kV	37	-	07.02.2014	
	SE Santa Quitéria - SF6		-	230/138/13,8 kV	-	400	06.01.2014	
	SE Cascavel Norte		-	230/138 kV	-	300	07.02.2014	
Marumbi Transmissora de Energia S.A.		100.0%						
Contract 008/2012	LT Curitiba - Curitiba Leste		CS	525 kV	29	-	06.28.2015	05.10.2042
	SE Curitiba Leste		-	525/230 kV	-	672		
Integração Maranhense e Transmissora de Energia S.A.		49.0%						
Contract 011/2012	LT Açailândia - Miranda II		CS	500 kV	365	-	12.02.2014	05.10.2042
Matrinchã Transmissora de Energia (TP NORTE) S.A.		49.0%						
Contract 012/2012	LT Paranatinga - Ribeirãozinho		CD	500 kV	710	-	07.29.2016	05.10.2042
	LT Paranaíta - Cláudia		CD	500 kV	594	-	10.09.2015	
	LT Cláudia - Paranatinga		CD	500 kV	708	-	07.29.2016	
	LT Sinop - Intersecção Santa Carmen		CS	500 kV	21		10.09.2015	
	SE Paranaíta		-	500 kV	-	-	10.09.2015	
	SE Cláudia		-	500 kV	-	-	10.09.2015	
	SE Paranatinga		-	500 kV	-	-	07.29.2016	
	SE Sinop		-	500 kV	-	800	10.09.2015	
Mata de Santa Genebra Transmissão S.A.		50.1%						
Contract 001/2014	SE Fernão Dias		-	500/440 kV		3,600	02.07.2020	05.15.2044
	LT Bateias - Itatiba		CS	500 kV	414	-	03.05.2020	
	LT Araraquara 2 - Itatiba		CS	500 kV	223	-	03.24.2020	
	LT Araraquara 2 - Fernão Dias		CS	500 kV	250		05.03.2020	
Guaraciaba Transmissora de Energia S.A.		49.0%						
Contract 013/2012	LT Ribeirãozinho - Rio Verde Norte C3		CS	500 kV	240	-	08.30.2016	05.10.2042
	LT Rio Verde Norte - Marimbondo II		CD	500 kV	690	-		
	SE Marimbondo II		-	500 kV	-	-		
	SE Rio Verde		-	500 kV	-	-		
Paranaíba Transmissora de Energia S.A		24.5%						
Contract 007/2013	LT Barreiras II - Rio das Éguas		CS	500 kV	244	-	01.30.2017	05.02.2043
	LT Rio das Éguas - Luziânia		CS	500 kV	350	-		
	LT Luziânia - Pirapora 2		CS	500 kV	373	-		
Cantareira Transmissora de Energia S.A.		49.0%						
Contract 019/2014	LT Estreito - Fernão Dias C1 e C2		CD	500 kV	656	-	03.05.2018	09.05.2044
Uirapuru Transmissora de Energia S.A.								
Contract 02/2005	LT Ivaiporã - Londrina ESUL	100.0%	CS	500 kV	122		07.09.2006	03.05.2035
Total					9,685	20,612		

The transmission concessions in operation currently generate RAP to Copel Geração e Transmissão of R$1.56 billion, proportional to its share in the projects.

In addition to the works gained in the auctions promoted by Aneel, Copel Geração e Transmissão has works stemming from the authorization resolutions in order to expand and improve existing facilities, such as:

Authorization Resolution 8,543/2020: (amended by Authorization Resolution No. 8,951/2020): refurbishment of the 230 kV Pilarzinho - Santa Mônica transmission line, refurbishment of the 230 kV Bateias - Pilarzinho transmission line and implementation of reinforcements in the respective 230 kV Santa Mônica, Bateias and Pilarzinho substations, with a total investment of approximately R$32.5 million and RAP of approximately R$4.2 million, from the start of commercial operations.

The rehabilitation of the 230 kV Bateias – Pilarzinho transmission line, with start of commercial operation, was completed in August 2022, more than four months ahead of schedule. The refurbishment of the 230 kV Pilarzinho – Santa Mônica was completed, with commercial operations beginning in February 2023.

Authorization Resolution 9,219/2020: implementation of reinforcements in the 230 kV Guaíra substation, with an investment of approximately R$44.9 million and RAP of approximately R$6.8 million, as from the start of commercial operation, which Aneel expects to be April 2024.

Authorization Resolution 9,564/2020: implementation of reinforcements in the 230 kV Sarandi substation, with an investment of approximately R$21.0 million and RAP of approximately R$3.4 million, as from the start of commercial operation. The project was fully completed, with commercial operations beginning in May 2023.

Authorization Resolution 9,741/2021: refurbishment of the 230 kV Campo Comprido - Santa Quitéria transmission line, with an investment of approximately R$4.3 million and RAP of approximately R$577.7 thousand, as from the start of commercial operation. The requalification of the 230 kV Campo Comprido – Santa Quitéria transmission line was completed, with commercial operations beginning in May 2023.

Authorization Resolution 10,688/2021: implementation of reinforcements in the 230 kV CIC substation, with an investment of approximately R$24.4 million and RAP of approximately R$3.7 million, as from the start of commercial operation, which Aneel expects to be April 2024.

Authorizing Resolution n.º 12,638/2022: implementation of reinforcements in the 230 kV Campo do Assobio substation, with an investment of approximately R$65 million and RAP of approximately R$9.7 million, as from the start of commercial operation, which Aneel expects to be November 2025.

Authorizing Resolution n.º 12,892/2022: recapacitation of the 230 kV Gralha Azul - Umbará transmission line, with an investment of approximately R$8.1 million and RAP of approximately R$1.3 million, as from the start of commercial operation, which Aneel expects to be November 2025.

Authorizing Resolution No. 13,573/2023: sectioning of the 230 kV Cascavel – Salto Osório C1 transmission line at the Foz do Chopim substation, with the implementation of a double circuit section between the sectioning point and the Foz do Chopim substation and two input modules line at the Foz do Chopim substation, with a total investment of around R$25.5 million and RAP of approximately R$4.0 million, from the start of commercial operation, whose deadline predicted by Aneel is February 2026.

Authorizing Resolution No. 14,531/2023: major improvements (replacement of transformers and reactors) at the Maringá, Cascavel, Campo Comprido, Figueira, Londrina COT, Ponta Grossa Sul and Uberaba substations, with a total investment of around R$135.5 million and RAP of approximately R$22.5 million, upon entry into commercial operation of the projects, whose deadline set by Aneel is May 2026.

Authorizing Resolution No. 14,711/2023: implementation of reinforcements at the 230 kV Umuarama Sul substation, owned by Costa Oeste Transmissora de Energia S.A., a wholly owned subsidiary of Copel GeT, with an investment of around R$33.9 million and a RAP of approximately R$4.5 million, upon entry into commercial operations, the deadline set by Aneel is November 2025.

3.3.3. Distribution

Copel Distribuição is one of the most prominent energy distributors in the electricity sector in the country and Latin America. The Company operates in the regulated distribution of electricity in 394 municipalities of Paraná, of which Guarapuava and Coronel Vivida are partially served, and Porto União in Santa Catarina. The service reaches 5.1 million consumer units distributed in the residential, industrial, commercial, rural, power and public services, public lighting and supplied classes.

The Company operates and maintains the facilities at voltage levels of up to 138kV, acting in accordance with the best industry practices and applicable standards, in the operation, maintenance, planning of the electrical system and modernization of the facilities, in order to ensure the continuity and efficiency of the service provided.

- **Distribution lines and Substations**

In 2023, substations were connected to reinforce the electrical distribution system, improving quality and increasing the availability of electric energy to consumers. The works on new substations and expansions added approximately 207 MVA to the distribution system and the new high voltage lines completed in the period added 3.185 km of distribution and transmission lines.

Distribution line extensions:

Distribution line Extension (km)	2023	2022
13,8 kV	112,871	111,358
34,5 kV	90,902	89,356
69,0 kV	778	767
138,0 kV	6,767	6,652
Total	211,318	208,133

Voltage-open substation park:

Tension	2023		2022	
	Automated	MVA	Automated	MVA
34,5 kV	236	1,665	236	1,646
69,0 kV	36	2,502	36	2,502
88,0 kV	-	5	-	5
138,0 kV	119	7,850	117	7,662
Total	391	12,022	389	11,815

- **Management of energy losses**

The electrical system is made up of generation, transmission and distribution. Losses refer to the electrical energy generated that passes through transmission lines (Basic Network) and distribution networks, but which

is not sold for technical or commercial reasons.

In this context, losses can be segmented between Losses in the Basic Network, which are external to the concessionaire's distribution system and have an imminently technical origin, and Distribution Losses, which can be of a technical or non-technical nature.

Distribution Losses that may be of a technical or non-technical nature. The technical losses refer to the portion of losses in the distribution inherent to the transmission process, voltage transformation and energy measurement in the concessionaire's grid. Non-technical losses, in turn, represent all other losses associated with the distribution of electric energy, such as energy theft, measurement errors, errors in the billing process, and consumer units that do not have measuring equipment, among others.

Copel Distribuição maintains a Program to Combat Non-Technical Losses that consists of several actions that aim to reduce or maintain the current level of non-technical losses, through the following actions:

- Improvement of actions to combat irregular procedures, improving the performance of targeted inspections;
- Investments intended for the provision and/or acquisition of inspection equipment;
- Preparation and execution of specific training and recycling related to commercial losses;
- Carrying out inspections, both at Medium and Low Voltage;
- Educational notes in the press and messages on the electricity bill.
- Joint operations with the Civil Police and Public Ministry;
- Opening of police investigations in regions where significant numbers of irregular procedures were found.

Due to the actions taken, the effectiveness of inspections has increased significantly in recent years, from 11.1% in 2012 to 28.6% in 2023, when 81,006 inspections were carried out and 17,875 irregular procedures


Loss index (%)
9.0%
1.4%
1.9%
5.7%
9.0%
1.2%
1.9%
5.9%
14%
2022
2023
Average
Basic Grid
Non-Technical losses
Technical losses

were detected.

- **Energy acquisition**

Energy acquisition reduced 5.4% in the comparison between 2023 and the same period in 2022, from 25,441 GWh to 24,071 GWh, mainly impacted by the reduction in the volume of CCGF quotas, arising from the Eletrobrás privatization process. Energy availability was allocated mainly to the Captive Market and Short-Term Market.

- **Grid Market (TUSD)**

Copel Distribuição grid market comprises the captive market, the supply to concessionaires and permit holders within the State of Paraná and the totality of free consumers existing in its concession area.

Market Power Wire						
	Number of Consumers			Distributed Energy (GWh)		
	Dez/23	Dez/22	%	Dez/23	Dez/22	%
Captive Market	5,098,006	5,011,555	1.7	20,173	19,370	4.1
Free Market	3,071	2,629	16.8	12,737	12,244	4.0
Supply to concessionaires	7	7	-	940	925	1.6
Grid Market (TUSD)	**5,101,084**	**5,014,191**	**1.7**	**33,850**	**32,539**	**4.0**
Distributed micro and mini generation - MMGD	312,775	213,179	46.7	(1,798)	(1,090)	(65.0)
Total Market				**32,052**	**31,449**	**1.9**

- **Overcontracting**

Copel Distribuição expects to end 2023 with a contracting level of 110.0% in its electricity purchase process, considering that the regulator's assessment of the distributor's involuntary amounts for the year has not yet been released.

The Company assesses that it has sufficient amounts of involuntary overcontracting to reach regulatory limits and maintain between 100% and 105% of its market. Therefore, there is no risk of penalty for overcontracting.

- **Tariff Flags**

In 2023, the tariff flag established was green, in which there is no additional tariff, due to the stable water scenario and favorable conditions for generating electricity, therefore not generating additional energy acquisition costs for distributors.

- **Annual Tariff Adjustment (RTA)**

The result of Copel Distribuição's 2023 RTA was approved by Aneel through Approval Resolution No. 3,209

of June 20, 2023, authorizing the average adjustment of 10.5% perceived by consumers (4.90% in June 2022 by Homologatory Resolution No. 3,049 of June 21, 2022), and whose application was fully applied to tariffs from June 24, 2023. For high voltage consumers, the average adjustment was 8.31% and 11.73% for low voltage consumers (respectively, 9.32% and 2.68% in 2022).

- **Quality of Supply**

Supply quality is measured by indicators that monitor distributors' performance in terms of the continuity of the service provided. The System Average Interruption Duration Index - SAIDI (DEC in Portuguese) measures the number of hours on average that consumers remain without power during a certain period. The Customer Average Interruption Duration Index – CAIDI (FEC in Portuguese) indicates the average number of outages per consumer unit.

Based on DEC and FEC, Aneel establishes individual continuity parameters which are itemized in consumers' monthly bills. When these indicators exceed established limits, consumers receive financial compensation on their energy bill.

Copel Distribuição's results of DEC and FEC remain in compliance with the regulatory limits imposed by Aneel, resulting the investments in performance and expansion work, and the increase in the periodic maintenance and preventive inspections, presented in the following graphs.


DEC Evolution (hours)
DEC (hours) Copel
DEC Limit (hours) ANEEL
Hours (from 1 to 20)
10.06
9.79
9.29
9.19
8.69
9.11
7.83
7.22
7.98
7.86
2019
2020
2021
2022
2023


Evolution FEC (interruptions)
FEC (interruptions) Copel
Limit FEC limit (interruptions) ANEEL
Interruptions (de 1 to 15)
7.67
7.39
6.84
6.8
6.39
6.02
5.61
4.83
5.29
5.21
2019
2020
2021
2022
2023

- ## Copel Distribuição Concession Agreement

The Company must comply with the efficiency indicators and procedures regarding supply continuity and the economic and financial management of the public electricity distribution service concessions, approved by Aneel in Regulatory Resolution No. 896 of November 2020, revoked by Regulatory Resolution No. 948 of November 2021, to maintain the concession contract:

Economic-financial management

Copel Distribuição complied with and is in compliance with the Efficiency in Economic-Financial Management indicators in 2022. In relation to 2023, the result will be disclosed in the 2023 Regulatory Accounting Statements of Copel Distribuição, which will take place on 04/26/2024, considering that the calculation is based on the annual regulatory result.

DEC and FEC quality indicator

In relation to the DEC and FEC quality indicators, Copel Distribuição has remained below the limits imposed by Aneel. From 2022 onwards, these indicators cover all occurrences, regardless of their origin, including losses in the basic network that are external to the concessionaire's distribution system and have an imminently technical origin.

- ## Non-Paying Consumers

In December 2023, the default by Copel DIS consumers, also called Corporate Default, was R$215.2 million, which is equivalent to 0.90% of its billing for the previous 12 months, a increase of 12.2% compared to December 2022 (R$191.8 million), which is equivalent to 1.01% of Copel DIS's revenue.

Indicator	2023	2022	Variação %
Company Non-Payment [1]	1.01%	0.90%	12.22%
Abradee Non-Payment [2]	2.32%	1.87%	24.06%

[1] Non-payment rate Corporate Criteria: Pending energy from 16 to 360 days and billing 12 months
[2] Non-payment rate Abradee Criteria: Pending energy from 1 to 90 days and billing 12 months

The Company adopts collection tools, such as default notices (SMS, email, title protest, collection letter) and, ultimately, suspension of supply.

- **Highlights of Copel Distribuição**

Investments

Total investments up to December 31, 2023, net of the consumer's Financial Participation, reached R$1,964.8 million. Of the total realized, R$1,718.3 million refers to disbursements and R$246.5 million to appropriations related to own labor, expenses on own vehicles used in investment works, among others.

The investments are intended for the expansion and modernization of the electrical distribution system, through: (i) implementation of new substations, high voltage distribution lines and medium and low voltage distribution lines; (ii) improvement of the telemetering system and (iii) improvement of the quality of electricity

Transformation Program

The Transformation Program constitutes a broad investment plan with the objective of modernizing, automating and renewing the distribution network and private communication network with standardized technologies to service automation equipment.

Among the expected benefits are the reinforcement of rural networks to reduce disconnections and guarantee support for agribusiness growth in the State of Paraná, reduction of costs with operation and maintenance (O&M) and commercial services, improvement in the control of DEC quality indicators and FEC, in addition to the fact that the investments should have an impact on increasing the remuneration base, which will undergo a tariff review in 2025.

The program is made up of projects for maintenance and expansion of the electrical system in the Copel Distribuição concession area, covering the construction of approximately 25 thousand km of new networks, 15 thousand new automated points and the implementation of smart grid technology in the state from Paraná.

Smart electrical grids - REI

The smart electrical grids program aims to implement a private communication network with standardized technology to service all distribution network automation equipment and advanced measurement infrastructure, and the use of smart electronic energy meters.

In this way, the network allows bidirectional communication between consumers and the centralized control systems used by Copel Distribuição.

Smart meters represent the future of the electricity sector, as they are key pieces for transforming urban centers into smart cities.

With the new system, consumption reading becomes remote, which facilitates control of the entire electrical network, from the substation to the final consumer. In this context, the consumer now has the autonomy to monitor their energy use through the cell phone application. Remote connection to the smart grid also eliminates the need for teams to travel, which helps the environment, avoiding CO2 emissions.

Paraná Trifásico

The Paraná Trifásico project represents the improvement and renewal of rural distribution networks in the Company's concession area, with the implementation of a three-phase network and the creation of redundancy in the main rural branches.

It began in 2020 with the aim of improving the quality of supply, renewing assets and providing greater security for employees and the population. The works on the Paraná Trifásico are ongoing with another 1,600 kilometers under construction.

The objective is to reduce power outages and make the connection of properties that require a three-phase connection for their supply more accessible, boosting the rural economy in Paraná. By 2025, the program will complete 25 thousand kilometers of new networks, totaling R$2.8 billion.

Interconnections are being made between the feeders, using a new protected cable technology, which brings greater security and reduces the number of disconnections, impacting on improving the quality of consumer services and quality indices that measure the number of hours (DEC) and the frequency (FEC) with which the consumer remained without electricity.

Total Reliability Project

Started in 2020, the project aims to ensure modernity in energy network operations based on the following premises: a) maintain full communication between teams and the availability of equipment on the network; b) implement automation in special equipment; c) maintain the entire municipality of the concession with a substation (SE) or special key; and d) expand network circuits and Self Healing equipment.

By the end of 2023, the project had completed 84.4% of the scheduled schedule, with a total of R$364.9 million being invested. In 2023, R$104.3 million were invested. The forecast for 2024 is to invest R$51.5 million in the project.

Compact and Protected Networks

The Company has been implementing compact networks predominantly in urban areas with a high degree of forestry close to distribution networks and protected networks exclusively in rural areas. Compact networks avoid cutting and pruning trees and improve the quality of supply, as they reduce the number of disconnections.

Protected networks also improve the quality and reliability of the system, as they avoid interruptions due to contact with vegetation or other objects and bad weather. At the end of 2023, the length of the installed compact and protected networks was 27,851 km (22,366 km in 2022).

Isolated Secondary Network

Copel Distribuição also invests in low voltage isolated secondary networks (127/220V), which present significant advantages in relation to the conventional aerial network, such as: improving the indicators of

Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption by Consumer Unit – FEC; make energy theft difficult; improve environmental conditions; reduce pruning areas; increase security; reduce voltage drop across the network; increase the useful life of transformers by reducing the number of short circuits in the network, among others. At the end of 2023, the length of the installed isolated secondary distribution networks was 22,827 km (21,896 km in 2022).

3.3.4. Trading

Copel Mercado Livre has a portfolio of approximately 1,620 customers served in 24 Brazilian states, reaching an average volume of 2.6 GW of energy sold in the Electricity Trading Chamber – CCEE in 2023, thus remaining in the same sales levels of the previous period (reduction of just 0.095%).

Consolidated in the market in terms of its portfolio of energy products and renewable energy certificates, in 2023 Copel Mercado Livre focused on reviewing its structure and integrating its processes, aiming to increase value synergies and attract Customer base is Group A consumers, authorized by Normative Ordinance No. 50/GM/MME of 09.27.2022 to purchase energy on the free market.

Bringing together more than 100,000 potential consumer units spread across the country, the energy retail market has become a great opportunity for traders to expand their operations with a segment of customers previously served exclusively by distributors and who demand quality of services provided, security and solidity, attributes known to be linked to Copel Mercado Livre's operations since its creation in 2016.

3.3.5. Services

In order to gain productivity and scale in its business, Copel, mainly aiming to optimize cost management, carried out an organizational restructuring process at the Company, so that on 10.09.2020 the 26th Extraordinary General Meeting approved the change of name for Copel Serviços S.A and the Company's new corporate purpose.

In 2023, a Participation Investment Fund – Emerging Companies – Copel Ventures I was created, in order to materialize the Company's participation in investments in Startups, thus advancing the concept of open innovation.

Furthermore, the structuring of Copel Serviços' operations in the affinity segment has also begun, including the offering of mass products and services with charges on invoices, which should be fully operational in mid-2024 and also in Distributed Generation, with works in progress in implementation of 3 projects in the state of Paraná, whose operations will begin in 2024.

Currently, Copel is analyzing the possibility of Copel Serviços operating in other business segments, such as energy efficiency, cogeneration, energy storage, electromobility, smart cities, energy consultancy, exploration of big data and continuous advances in innovation initiatives open.

4. ECONOMIC-FINANCIAL PERMORMANCE

4.1. Net Operating Revenue

In 2023, Net Operating Revenue was R$21,479.5 million, an increase of R$944.2 million, representing a 4.6% increase compared to 2022 (R$20,535.3 million). This variation arises mainly from:


7,946.2
7,510.0
3,602.8
3,814.4
6,002.2
4,828.8
2,333.8
2,164.1
Electricity Sales to Final Costumers
Electricity Sales to Distributors
Use of the main distribuition and transmission grid
Construction income
2023
2022

1) increase of R$436.2 million in **Electricity Supply Revenue**, essentially due to the effect of the 17.37% tariff adjustment applied to the distributor's Energy Tariff (TE) component in June 2023 and the growth of 9.3% in the number of free consumers of Copel Mercado Livre, partially offset by the reduction in revenue with additional amounts resulting from the application of the tariff flag at the level of water scarcity until April 2022 and by the reduction seen in the captive market resulting from the increase in installations Distributed Micro and Mini Generation – MMGD;
2) decrease of R$211.6 million in **Electricity Supply**, mainly due to the lower volume of energy sold in bilateral contracts by Copel Mercado Livre and the lower energy sales prices of Elejor, partially offset by the readjustment of contracts in the regulated environment and also for new contracts resulting from the renegotiation of the GSF and the acquisition of the Aventura and SRMN Wind Complexes
3) increase of R$1,173.4 million in **Electric Availability Revenue** mainly due to the adjustment in the distribution usage tariff of 6.32% in 2023 and the 4% growth in Copel Distribuição's billed wire market (growth of 1.9% considering MMGD compensation), an effect partially offset by the reduction in inflation rates that correct transmission contract assets;
4) increase of R$169.7 million in **Construction Revenue**, essentially due to the increase in the volume of works related to the "Transformation" program, which encompasses investments aimed at improving and modernizing infrastructure and improvements in service to consumers in the construction segment distribution;


1,676.9
971.2
62.2
79.2
561.2
461.8
Sectorial financial assets and liabilities results
Fair value of assets from the indemnity for the concession
Other operating revenue
2023
2022

5) decrease in **Result of Sectoral Financial Assets and Liabilities** of R$705.7 million resulting from the lower constitution of installment assets Reflecting lower contracted energy costs from Itaipu and reduction in tariff flags; and
6) increase of R$99.4 million in **Other Operating Revenues**, mainly due to revenue from leasing and rentals, with emphasis on the growth in the distributor's revenue from pole sharing, as a result of the greater volume of poles/fixing points allocated.

4.2. Operating Costs and Expenses

In 2023, operating costs and expenses increased by R$838.0 million, representing a 4.9% increase compared to 2022. This variation is mainly due to:

- **Not manageable**


7,716.2
8,096.9
2,896.7
2,488.0
17.7
9.3
Electricity purchased for resale
Charges of the main distribution and transmission grid
Materials and supplies for power electricity
2023
2022

1) decrease of R$380.7 million in **Electricity Purchased for Resale**, mainly due to the reduction in purchases due to the improvement in the hydrological scenario and the reduction in contracted energy

costs from Itaipu, offset by the increase in energy purchases from MMGD ;

2) increase of R$408.7 million in **Charges of the Main Distribution and Transmission Grid**, mainly due to the readjustment of network usage contracts and the higher value of the Reserve Energy Charge – EER, offset by the decrease in Charges for System Services – ESS resulting from lower dispatch of thermal plants by ONS;

3) increase of R$8.4 million in **Materials and supplies for power electricity** due to the entry into operation of TPP Figueira.

- **Manageable**


1,878.3
977.9
92.2
717.5
996.3
754.6
Personnel and management
Accruals and provisions
Third party services
2023
2022

4) increase of R$900.4 million in **Personnel and Management**, mainly reflecting the payment of compensation of R$138 million for the second additional third of vacation to withdraw the benefit of the Collective Labor Agreement, the provisioning in the amount of R$610 million referring to the Voluntary Dismissal Program – "PDV", which includes the dismissal of 1,438 employees by August 2024 and the increase of R$134 million in provisions for performance and profit sharing reflecting the improvement in results;

5) decrease of R$625.3 million in **Estimated Losses, Provisions and Reversals**, mainly due to the decrease in expected credit losses (due to the increase in invoice recovery and cuts by Copel Distribuição), the increase of R$152.3 million in the partial reversal of impairment at HPPs Colíder and Baixo Iguaçu and the reduction of R$466.1 million in provision for litigation due to the registration in 2022, non-recurring in 2023, of the complement of the provision for arbitration proceedings under discussion at the time and closed on January 25, 2024 by agreement between the parties, according to Relevant Fact 01/24;

6) increase of R$241.7 million in **Third party services** is mainly due to the increase in costs with maintenance of the electrical system and facilities, partially reflecting new assets, increased spending on customer service/call center, consultancy for the process of acquiring the Aventura and Santa Rosa & Mundo Novo wind farms and expenses related to obtaining waivers in the process of transforming the company into a Corporation.


260.2
260.2
102.7
90.5
430.5
489.3
Pension and healthcare plans
Materials and supplies
Other costs and expenses
2023
2022

7) decrease of R$58.8 million in **Other operating costs and expenses** due to lower ICMS credit losses on the purchase of fixed assets and the fair value of electricity generation concession assets.

- **Others**


1,382.0
1,233.1
2,319.7
2,137.2
Depreciation and amortization
Construction costs
2023
2022

8) increase of R$148.9 in **Depreciation and amortization** resulting mainly from the entry into operation of the Jandaíra Wind Complex, TPP Figueira, the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes and the increase in investments by Copel Distribuição;
9) increase of R$182.5 in the **Construction cost**, mainly reflecting the investments made in the infrastructure of the energy distribution segment.

4.3. Equity in the results of investees

The Equity Income of 2023 in the amount of R$307.8 million was 35.7% lower than the R$478.6 million of 2022, resulting from the equity equivalence in the electric energy transmission jointly controlled companies, due to the reduction of inflation indices that correct transmission contract assets, as well as the effects of the tariff reviews of Caiuá, Integração Maranhense, Matrinchã and Guaraciaba that occurred in 2022 and non-recurring in 2023.

4.4. EBITDA

EBITDA increased by R$894.9 million in 2023 compared to the 2022 result, 21.4% higher in the comparison between the periods, mainly due to the increase of R$944.1 million in Net Operating Revenue, reduction of R$466.1 million in litigation provisions, increase of R$152.3 million in the reversal of impairment and the impact of R$810 million from the provision for the allocation of PIS and Cofins credits recorded in 2022 and non-recurring in 2023, offset by the provision of R$610 million from the Voluntary Dismissal Program – "PDV", compensation of R$138 million from the second third of vacations, an increase of R$134 million in provisions for performance and profit sharing, an increase of R$241 .8 million in services provided by third parties, an increase of R$182.5 million in construction costs and a reduction of R$170.8 million in equity income.


4,182
944
466
152
810
610
138
134
242
183
171
5,076
2022
Net Operating Revenue
Litigation provisions
Impairment reversal
Provision for the allocation of Pis and Cofins credits
Provision Voluntary dismissal program
Compensation for the second third of vacation
Performance provision and profit sharing
Third party services
Construction cost
Equity in the results of investees
2023

Earnings before interest, taxes, depreciation and amortization – EBITDA is a non-accounting measurement prepared by the Company, reconciled with its financial statements, observing the provisions of CVM Ruling No. 156/2022. It is not a measure recognized by accounting practices adopted in Brazil or by international accounting standards, does not have a standard meaning and may not be comparable to measures with similar titles provided by other companies. The Company discloses it because it uses it to measure its performance.

In R$ million	Consolidated	
	2023	2022
Net income - continuing operations	2,327.2	1,149.3
Loss (Net income) for the period - discontinued operations	(191.5)	74.7
Deferred IRPJ and CSLL	(17.0)	(649.0)
IRPJ and CSLL	371.1	367.9
Financial expenses (income)	1,205.0	2,005.9
Ebit	**3,694.8**	**2,948.8**
Depreciation and amortization	1,382.0	1,233.1
Ebitda	**5,076.8**	**4,181.9**

Ebitda Margin Calculation		
Ebitda	5,076.8	4,181.9
Net Operating Revenue	21,479.5	20,535.3
Ebitda Margin% (Ebitda ÷ ROL)	**23.6%**	**20.4%**

EBITDA should not be considered in isolation or as a substitute for net profit or operating profit, as an indicator of operational performance or cash flow or to measure liquidity or debt repayment capacity.

4.5. Financial Result

The financial result showed a positive variation of R$800.9 million, mainly due to the expense of updating the provision for the allocation of PIS and Cofins credits in the amount of R$1 billion that occurred in 2022 and was non-recurring in 2023. They also impacted the increase in the income from financial investments, offset by the increase in financial expenses with debt charges.

4.6. Net Income

In 2023, Copel's consolidated net profit was R$2,327.2 million, 102.5% higher than that obtained in the previous year, R$1,149.3 million. The increase is mainly due to the increase in Net Operating Revenue, reduction in litigation provisions, increase in impairment reversal and the impact of the provision for the allocation of PIS and Cofins credits recorded in 2022 and non-recurring in 2023, offset by the provision for the Voluntary Dismissal Program - "PDV", compensation for the second third of vacation, increase in provisions for performance and profit sharing, increase in services provided by third parties and in depreciation and amortization resulting from new assets, as well as the effect of the financial result with an increase in company charges debt and income from financial investments and the impact on deferred taxes on profits.


895
632
801
102.5%
266
3
149
2,327
1,149
2022
Variation of discontinuity operations
Ebitda
Deferred IRPJ and CSLL
IRPJ and CSLL
Depreciation and amortization
Financial results
2023

4.7. Added Value

In 2023, Copel recorded R$15,447.1 million in Added Value - total 1.5% higher than the previous year, in the amount of R$15.221,9 million. The full statement is available in the Financial Statements.


2023
Government
55.1%
Shareholders
7.0%
Retained
6.9%
Third parties
14.2%
Personnel
13.9%
Discontinued operations
2.9%


2022
Government
63.2%
Shareholders
6.3%
Retained
1.6%
Third parties
18.8%
Personnel
8.4%
Discontinued operations
1.7%

4.8. Debt

The Company meets its liquidity and capital requirements primarily with cash from operations and financing used to expand and modernize business related to generation, transmission, trade and distribution of energy. An important point to note is that the Company seeks to invest in projects and, accordingly, uses credit facilities available in the market that suit Copel's capital structure in terms of financial leverage compared to returns from projects. It is worth noting that projects for financing as well as cash and cash equivalents will be sufficient to cover the 2024 fiscal year's investment plan.

In 2023, there were the following outflows of funds:

Inflow – 2023 (In R$ million)	Company	Financier	Value
8ª Issuance of Debentures	Copel Geração e Transmissão	Debenture holder	1,300.0
8ª Issuance of Debentures	Copel Distribução	Debenture holder	1,600.0
Financing agreement	Jandaíra I	Banco do Nordeste	3.3
Financing agreement	Jandaíra II	Banco do Nordeste	8.5
Financing agreement	Jandaíra III	Banco do Nordeste	9.8
Financing agreement	Jandaíra IV	Banco do Nordeste	9.8
Financing agreement	Aventura II	Banco do Nordeste	2.6
Financing agreement	Aventura III	Banco do Nordeste	2.9
Financing agreement	Aventura IV	Banco do Nordeste	4.5
Financing agreement	Aventura V	Banco do Nordeste	4.0
Total			**2,945.4**

Payments made in the year, without considering discontinued operations, totaled R$3,312.5 million, of which R$1,473.3 million in principal and R$1,659.2 million in charges. The long-term debt repayment schedule, comprising loans, financing and debentures, is as follows:


3,430
2,447
1,388
711
1,200
3,884
13,061
2025
2026
2027
2028
2029
After 2029
Total

4.9. Distribution of dividends and interest on capital

(In R$ thousand)	2023			
	Total	JCP (1)	JCP (2)	DIV (3)
Aproval by AGO	04.22.2024			
Aproval by CAD		09.20.2023	09.20.2023	
Payment date		11.30.2023	until 06.30.2024	until 06.30.2024
Adjusted Net Income	2,174,428			
Value of ON Shares	454,539	191,029	209,492	54,018
Value of PNA Shares	1,502	499	547	456
Value of PNB Shares	633,170	265,392	291,041	76,737
Gross Total Shared	**1,089,211**	**456,920**	**501,080**	**131,211**

(1) Intermediate Earnings, declared by the CAD on 09.20.2023, for position entitled on 09.29.2023 (anticipation fiscal year 2023)

(2) Intermediate/interim Earnings, declared by the CAD on 09.20.2023, for position entitled on 09.29.2023 (anticipation fiscal year 2023)

(3) Proposed additional dividend for the 2023 financial year, to be resolved at the AGM on 04.22.2024

DIV - Dividends

JCP - Interest on own capital

(In R$ thousand)	2022			
	Total	JCP (1)	JCP (2)	Dividendos (3)
Aproval by AGO	04.28.2023			
Aproval by CAD		11.21.2022	11.21.2022	
Payment date		11.30.2022	06.30.2023	06.30.2023
Adjusted Net Income	1,123,420			
Value of ON Shares	357,961	221,419	136,542	-
Value of PNA Shares	1,407	711	438	258
Value of PNB Shares	610,890	377,870	233,020	-
Gross Total Shared	**970,258**	**600,000**	**370,000**	**258**

(1) Intermediate Earnings, declared by the CAD on 11.21.2022, for position entitled on 11.21.2022

(2) Intermediate Earnings, declared by the CAD on 11.21.2022, for position entitled on 11.21.2022

(3) Priority dividends (PNA Shares) pursuant to Art. 5, § 6 of the Bylaws, to be resolved at the AGM of 04.28.2023

DIV - Dividends

JCP - Interest on own capital

4.10. Investment program

The investment program for 2024 was approved by the 240rd Ordinary Meeting of the Board of Directors. The investments made and projected are as follows

	Realized		Estimated	Change %
Subsidiaries	2023	2022	2023	2022-2021
Copel Geração e Transmissão	240.1	472.7	265.1	(49.21)
Copel Distribuição	1,966.5	1,848.1	2,091.7	6.41
Copel Comercialização	1.6	2.6	1.5	(38.46)
Copel Serviços	40.7	0.1	17.1	40,600.00
Holding	3.2	6.2	3.4	(48.39)
Others	-	-	53.4	-
Total [1]	2,252.1	2,329.7	2,432.2	(3.33)

[1] Does not include acquisition fo the Aventura and Santa Rosa & Mundo Novo Wind Complexes.

4.11. Shares

With the transformation of the Company into a company with dispersed capital without a defined controller, there was a substantial increase in the liquidity of common shares, so that the Unit Program no longer fulfilled the purposes for which it was established.

After approval of the undoing of the Units Program at the Extraordinary General Meeting held on December 18, 2023, the share deposit certificates (CPLE11) were divided into 5 (five) shares issued by the Company, of which 1 (one) is a common share (CPLE3) and 4 (four) class "B" preferred shares (CPLE6), preserving Unit holders the same rights, advantages and restrictions as shares issued by the Company.

Volume traded in 2023:

	Volume traded	ON (CPLE3)		PNB (CPLE6)		UNIT (CPLE11) [1]	
		Total	Daily average	Total	Daily average	Total	Daily average
B3	Trades	1,402,762	5,656	4,539,711	18,305	374,455	1,528
B3	Quantity	885,389,800	3,570,120	4,043,784,200	16,305,581	68,145,500	278,145
B3	Volume (R$ Thousand)	7,146,634	28,817	33,646,502	135,671	2,740,022	11,138
B3	Presence in trade sessions	248	100%	248	100%	245	100%
NYSE	Quantity	-	-	-	-	107,639,271	435,787
NYSE	Volume (US$ Thousand)	-	-	-	-	1,337,595	5,415
NYSE	Presence in trade sessions	-	-	-	-	247	100%
Latibex	Quantity	-	-	150,113	1,220	13,565	1,130
Latibex	Volume (€ Thousand)	-	-	218	2	110	9
Latibex	Presence in trade sessions	-	-	123	48%	12	5%

[1] The Units program was discontinued in December/2023.

Performance of the share price:

	Share [1]	2023	2022	Change %
B3	ON (CPLE3)	R$ 9.49	R$ 6.87	38.1
	PNA (CPLE5)	R$ 22.78	R$ 23.12	(1.5)
	PNB (CPLE6)	R$ 10.36	R$ 7.91	31.0
	UNIT (CPLE11)	R$ 50.12	R$ 38.49	30.2
	Ibovespa	134,185	109,735	22.3
	Electricity Index	94,957	78,679	20.7
NYSE	UNIT (ELP)	US$ 10.48	US$ 7.23	45.0
	Dow Jones Index	37,710	33,221	13.5
LATIBEX	ON (XCOPO) [2]	-	-	-
	PNB (XCOP)	€ 1.92	€ 1.36	41.2
	UNIT (XCOPU)	€ 8.65	€ 6.00	44.2
	Latibex Index	2,569	2,322	10.6

(1) Considering the historical prices (not adjusted for erarnings) of the last trading day of the year

(2) No negotiations were carried out in this role during the period

COPEL
Companhia Paranaense de Energia

Companhia Paranaense de Energia

Corporate Taxpayer ID (CNPJ/MF) 76.483.817/0001-20

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua José Izidoro Biazetto, 158, Bloco A, Mossunguê - Curitiba - PR

ZIP 81200-240

FINANCIAL STATEMENTS

December / 2023

CONTENTS

COPEL
Companhia Paranaense de Energia

FINANCIAL STATEMENTS

Statements of Financial Position

as of December 31, 2023 and 2022

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
CURRENT ASSETS					
Cash and cash equivalents	5	2,231,413	199,877	5,634,623	2,678,457
Bonds and securities	6	93	93	4,763	93
Collaterals and escrow accounts		-	-	9	157
Trade accounts receivable	7	-	-	3,761,170	3,342,050
Dividends receivable		1,942,406	824,143	95,569	138,330
Sectorial financial assets	8	-	-	15,473	190,699
Accounts receivable - concessions	9	-	-	9,354	8,603
Contract assets	10	-	-	284,616	220,660
Other current receivables	11	2,431	977	949,732	897,380
Inventories		-	-	174,726	194,850
Income tax and social contribution receivable		113,532	107,523	315,218	355,065
Other current recoverable taxes	12.2	-	-	943,343	1,239,694
Prepaid expenses	13	1,897	855	62,869	60,076
Receivable from related parties	35	54	47,404	1,336	1,135
		4,291,826	1,180,872	12,252,801	9,327,249
Assets held for sale	39	528,195	-	1,462,929	-
		4,820,021	1,180,872	13,715,730	9,327,249
NONCURRENT ASSETS					
Long Term Assets					
Bonds and securities	6	-	-	490,732	430,963
Other temporary investments		31,728	25,619	31,728	25,619
Trade accounts receivable	7	-	-	105,259	109,819
Judicial deposits	14	143,371	138,747	634,712	632,458
Sectorial financial assets	8	-	-	15,473	190,699
Accounts receivable - concessions	9	-	-	2,809,901	2,269,690
Contract assets	10	-	-	7,320,445	7,452,019
Other noncurrent receivables	11	18	18	853,340	931,452
Income tax and social contribution receivable		-	-	68,003	127,824
Deferred income tax and social contribution	12.1	359,485	333,877	1,757,688	1,644,299
Other noncurrent recoverable taxes	12.2	41,078	39,810	2,256,156	2,627,293
Prepaid expenses	13	-	-	-	10
Receivable from related parties	35	35,507	-	-	-
		611,187	538,071	16,343,437	16,442,145
Investments	15	19,906,237	20,339,344	3,511,797	3,325,731
Property, plant and equipment	16	8,424	7,948	10,825,421	10,069,468
Intangible assets	17	6,336	4,724	11,170,089	10,277,727
Right-of-use asset	26.1	6,692	4,586	252,600	261,380
		20,538,876	20,894,673	42,103,344	40,376,451
TOTAL ASSETS		25,358,897	22,075,545	55,819,074	49,703,700

Notes are an integral part of these financial statements

Statements of Financial Position

as of December 31, 2023, and 2022 (continuation)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
CURRENT LIABILITIES					
Payroll, social charges and accruals	18	30,608	6,605	927,538	252,789
Accounts payable to related parties	35	1,838	1,838	-	-
Accounts payable to suppliers	19	4,530	5,373	2,154,430	2,090,022
Income tax and social contribution payable		183	-	132,979	156,191
Other taxes due	12.2	476	28,690	346,083	303,606
Loans and financing	20	-	-	675,980	278,838
Debentures	21	-	-	1,225,649	1,346,347
Dividend payable		464,147	344,251	464,147	482,325
Post-employment benefits	22	3,842	2,957	85,833	73,814
Sectorial charges payable	23	-	-	61,466	46,488
Research and development and Energy efficiency	24	-	-	320,196	370,244
Accounts payable related to concession	25	-	-	101,976	105,003
Sectorial financial liabilities	8	-	-	476,103	433,914
Lease liability	26.2	405	436	49,742	64,870
Other accounts payable	27	15,136	558	859,456	601,619
PIS and Cofins to be refunded to consumers	12.2.1	-	-	558,591	550,527
Provisions for legal claims	28	336,000	-	336,000	-
		857,165	390,708	8,776,169	7,156,597
Liabilities associated with assets held for sale	39	-	-	533,264	-
		857,165	390,708	9,309,433	7,156,597
NONCURRENT LIABILITIES					
Accounts payable to related parties	35	5,851	5,851	-	-
Accounts payable to suppliers	19	-	-	131,143	125,448
Deferred income tax and social contribution	12.1	-	-	1,686,793	1,517,682
Other taxes due	12.2	4,030	3,676	612,093	633,491
Loans and financing	20	-	-	4,667,237	4,371,525
Debentures	21	-	-	8,393,457	6,457,508
Post-employment benefits	22	47,537	23,890	1,398,410	996,223
Research and development and Energy efficiency	24	-	-	233,478	244,514
Accounts payable related to concession	25	-	-	791,879	832,539
Sectorial financial liabilities	8	-	-	27,888	49,341
Lease liability	26.2	6,681	4,373	220,700	208,886
Other accounts payable	27	25,297	25,241	579,070	645,234
PIS and Cofins to be refunded to consumers	12.2.1	-	-	173,136	1,444,631
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	1,909,775	1,851,257
Provisions for legal claims	28	526,183	804,442	1,492,916	2,037,599
		615,579	867,473	22,317,974	21,415,878
EQUITY					
Attributable to controlling shareholders					
Capital	29.1	12,821,758	10,800,000	12,821,758	10,800,000
Equity valuation adjustments	29.2	307,050	593,382	307,050	593,382
Legal reserve	29.3	1,625,628	1,512,687	1,625,628	1,512,687
Profit retention reserve	29.3	9,000,506	7,911,295	9,000,506	7,911,295
Additional dividends proposed	29.4	131,211	-	131,211	-
		23,886,153	20,817,364	23,886,153	20,817,364
Attributable to non-controlling interests	15.2.2	-	-	305,514	313,861
		23,886,153	20,817,364	24,191,667	21,131,225
TOTAL LIABILITIES & EQUITY		25,358,897	22,075,545	55,819,074	49,703,700

Notes are an integral part of these financial statements

COPEL
Companhia Paranaense de Energia

Statements of Income

for the years ended December 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2023	Restated 12.31.2022	12.31.2023	Restated 12.31.2022
CONTINUING OPERATIONS					
NET OPERATING REVENUE	30	-	-	21,479,468	20,535,341
Operating costs	31	-	-	(16,581,428)	(15,605,584)
GROSS OPERATING PROFIT		-	-	4,898,040	4,929,757
Other operational expenses / income					
Selling expenses	31	-	-	(152,638)	(175,669)
General and administrative expenses	31	(177,097)	(111,665)	(1,078,037)	(733,696)
Other operational income (expenses), net	31	(38,990)	(441,601)	(280,460)	(739,635)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	(810,563)
Equity in earnings of investees	15	2,332,609	1,746,263	307,809	478,577
		2,116,522	1,192,997	(1,203,326)	(1,980,985)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		2,116,522	1,192,997	3,694,714	2,948,772
Financial results	32				
Financial income		145,881	57,658	1,069,116	956,413
Financial expenses		(115,669)	(177,375)	(2,274,106)	(1,950,927)
Restatement of provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	(1,011,370)
		30,212	(119,717)	(1,204,990)	(2,005,884)
OPERATING PROFIT		2,146,734	1,073,280	2,489,724	942,888
INCOME TAX AND SOCIAL CONTRIBUTION	12.3				
Current		(5,737)	-	(371,104)	(368,035)
Deferred		17,080	164,539	17,047	649,134
		11,343	164,539	(354,057)	281,099
NET INCOME FROM CONTINUING OPERATIONS		2,158,077	1,237,819	2,135,667	1,223,987
DISCONTINUED OPERATIONS					
Net income (loss) from discontinued operations	39	100,733	(125,812)	191,501	(74,666)
NET INCOME		2,258,810	1,112,007	2,327,168	1,149,321
Attributed to shareholders of the parent company resulting from continuing operations		-	-	2,158,077	1,237,819
Attributed to shareholders of the parent company due to discontinued operations		-	-	100,733	(125,812)
Attributed to non-controlling shareholders resulting from continuing operations	15.2.2	-	-	873	(207)
Attributed to non-controlling shareholders due to discontinued operations	15.2.2	-	-	67,485	37,521
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - CONTINUING OPERATIONS - Expressed in Brazilian Reais	29.5				
Common shares		0.75215	0.43170		
Class "A" Preferred shares		0.87237	0.55106		
Class "B" Preferred shares		0.76906	0.46509		
BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED TO CONTROLLING SHAREHOLDERS - Expressed in Brazilian Reais	29.5				
Common shares		0.78574	0.38839		
Class "A" Preferred shares		0.90931	0.50343		
Class "B" Preferred shares		0.80600	0.41745		

Notes are an integral part of these financial statements

COPEL
Companhia Paranaense de Energia

Statements of Comprehensive Income

for the years ended December 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

		Parent Company		Consolidated	
			Restated		Restated
	Note	12.31.2023	12.31.2022	12.31.2023	12.31.2022
NET INCOME		2,258,810	1,112,007	2,327,168	1,149,321
Other comprehensive income					
Items that will never be reclassified to profit or loss	29.2				
Adjustments related to actuarial liabilities					
Post employment benefits		(25,082)	(11,336)	(379,126)	291,740
Post employment benefits - equity		(234,283)	209,991	-	-
Taxes on other comprehensive income		8,528	3,854	129,007	(88,548)
Items that may be reclassified to profit or loss	29.2				
Adjustments related to financial assets		-	-	(6,373)	10,296
Adjustments related to financial assets - equity		(2,942)	4,757	-	-
Taxes on other comprehensive income		-	-	2,167	(3,500)
Total other comprehensive income, net of taxes		(253,779)	207,266	(254,325)	209,987
TOTAL COMPREHENSIVE INCOME		2,005,031	1,319,273	2,072,843	1,359,308
Attributed to shareholders of the parent company resulting from continuing operations				1,903,365	1,444,438
Attributed to shareholders of the parent company due to discontinued operations				101,666	(125,165)
Attributed to non-controlling shareholders resulting from continuing operations				(390)	1,834
Attributed to non-controlling shareholders due to discontinued operations				68,202	38,201

Notes are an integral part of these financial statements

COPEL
Companhia Paranaense de Energia

Statements of Changes in Equity

for the years ended December 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

		Attributable to controlling shareholders									
			Equity valuation adjustments		Profit reserves						
	Note	Capital	Deemed cost	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends	Accumulated profit	Shareholders' equity	Attributable to non-controlling interests	Equity Consolidated
Balance as of January 1, 2022		10,800,000	633,789	(207,619)	1,457,087	7,785,092	1,368,675	-	21,837,024	338,211	22,175,235
Net income		-	-	-	-	-	-	1,112,007	1,112,007	37,314	1,149,321
Other comprehensive income											
Adjustments related to actuarial liabilities, net of taxes	29.2	-	-	202,509	-	-	-	-	202,509	683	203,192
Adjustments related to financial assets	29.2	-	-	4,757	-	-	-	-	4,757	2,038	6,795
Total comprehensive income		-	-	207,266	-	-	-	1,112,007	1,319,273	40,035	1,359,308
Realization - deemed cost, net of taxes	29.2	-	(36,513)	-	-	-	-	36,513	-	-	-
Realization - actuarial gain	29.2	-	-	(3,541)	-	3,541	-	-	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	(1,368,675)	-	(1,368,675)	-	(1,368,675)
Dividends and interest on equity (JSCP)	15.2.2 and 29.4	-	-	-	-	(891,000)	-	(79,000)	(970,000)	(40,198)	(1,010,198)
Allocation proposed to Annual General Meeting - AGM:											
Legal reserve		-	-	-	55,600	-	-	(55,600)	-	-	-
Dividends	15.2.2 and 29.4	-	-	-	-	-	-	(258)	(258)	(24,187)	(24,445)
Profit retention reserve		-	-	-	-	1,013,662	-	(1,013,662)	-	-	-
Balance as of December 31, 2022		10,800,000	597,276	(3,894)	1,512,687	7,911,295	-	-	20,817,364	313,861	21,131,225
Net income		-	-	-	-	-	-	2,258,810	2,258,810	68,358	2,327,168
Other comprehensive income											
Adjustments related to actuarial liabilities, net of taxes	29.2	-	-	(250,837)	-	-	-	-	(250,837)	718	(250,119)
Adjustments related to financial assets	29.2	-	-	(2,942)	-	-	-	-	(2,942)	(1,264)	(4,206)
Total comprehensive income		-	-	(253,779)	-	-	-	2,258,810	2,005,031	67,812	2,072,843
Realization - deemed cost, net of taxes	29.2	-	(32,553)	-	-	-	-	32,553	-	-	-
Issuing shares	29.1	2,021,758	-	-	-	-	-	-	2,021,758	-	2,021,758
Dividends and interest on equity (JSCP)	15.2.2	-	-	-	-	-	-	-	-	(62,162)	(62,162)
Allocation proposed to Annual General Meeting - AGM:											
Legal reserve		-	-	-	112,941	-	-	(112,941)	-	-	-
Interest on own capital	15.2.2 and 29.4	-	-	-	-	(44,160)	-	(913,840)	(958,000)	(13,886)	(971,886)
Dividends	15.2.2 and 29.4	-	-	-	-	-	131,211	(131,211)	-	(111)	(111)
Profit retention reserve		-	-	-	-	1,133,371	-	(1,133,371)	-	-	-
Balance as of December 31, 2023		12,821,758	564,723	(257,673)	1,625,628	9,000,506	131,211	-	23,886,153	305,514	24,191,667

Notes are an integral part of these financial statements

Statements of Cash Flows

for the years ended December 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
			Restated		Restated
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		2,163,077	1,237,219	2,136,887	1,228,837
Adjustments to reconcile net income for the period with cash generation from operating activities:					
Unrealized monetary and exchange variation and debt charges - net		(30,626)	49,719	1,951,562	1,298,681
Interest - bonus from the grant of concession agreements under the quota system	9.2	-	-	(114,370)	(118,439)
Remuneration of transmission concession contracts	10.3	-	-	(730,094)	(769,248)
Provision for allocation of PIS and Cofins credits	12.2.1	-	-	-	1,821,933
Income tax and social contribution	12.3	5,737	-	371,104	368,035
Deferred income tax and social contribution	12.3	(17,080)	(164,539)	(17,047)	(649,134)
Equity in earnings of investees	15.1	(2,332,609)	(1,726,000)	(307,209)	(478,577)
Appropriation of post-employment benefits obligations		9,430	7,294	267,741	266,273
Creation for research and development and energy efficiency programs	24.1	-	-	165,459	155,705
Recognition of fair value of assets from the indemnity for the concession	30.1	-	-	(62,167)	(79,169)
Sectorial financial assets and liabilities result	30.1	-	-	(1,070,196)	(1,847,863)
Depreciation and amortization	31	3,017	2,504	1,382,040	1,233,097
Provision arising from the voluntary dismissal program	31.2.1	17,102	-	610,057	-
Net operating estimated losses, provisions and reversals	31.4	47,348	441,160	92,235	717,531
Realization of added value in business combinations	10.3	-	-	(722)	(721)
Fair value in energy purchase and sale operations	30.1	-	-	(5,045)	(32,748)
Derivatives fair value		-	-	-	2,907
Loss on disposal of accounts receivable related to concession	9.1	-	-	270	26,533
Loss on disposal of contract assets	10.1	-	-	16,728	8,829
Loss on disposal of property, plant and equipment		101	51	10,458	7,850
Loss on disposal of intangible assets	17.1 and 17.4	-	15	78,728	55,053
Result of write-offs of use rights of assets and liabilities of leases - net	26.1 and 26.2	-	-	726	(145)
		(139,468)	(161,377)	4,776,316	3,210,389
Decrease (increase) in assets					
Trade accounts receivable		-	-	188,437	1,482,232
Dividends and interest on own capital received		679,579	3,189,818	174,826	67,732
Judicial deposits		3,158	950	33,298	1,521
Sectorial financial assets		-	-	36,964	966,466
Other receivables		(1,495)	7,814	(11,595)	69,208
Inventories		-	-	18,741	7,326
Income tax and social contribution recoverable		(70,665)	(208,124)	(201,003)	(488,495)
Other taxes recoverable		2,971	176,115	(138,520)	236,843
Prepaid expenses		(1,042)	(327)	(2,281)	(6,585)
Related parties		(961)	155,946	(201)	(1,135)
		611,536	3,322,192	98,708	2,336,113
Increase (decrease) in liabilities					
Payroll, social charges and accruals		11,290	(29,849)	297,343	(191,643)
Related parties		-	(454)	-	-
Suppliers		(843)	2,020	19,506	(347,157)
Other taxes		124,068	43,847	974,083	884,140
Post-employment benefits		(10,030)	(5,935)	(224,809)	(200,697)
Sectorial charges due		-	-	14,978	(151,898)
Research and development and energy efficiency	24.1	-	-	(255,295)	(202,073)
Payable related to the concession	25.1	-	-	(115,736)	(106,370)
Other accounts payable		(807)	(21,420)	149,450	106,269
Provisions for legal claims		(2,251)	(604)	(372,838)	(239,741)
		121,427	(12,396)	498,882	(448,170)
CASH GENERATED BY OPERATING ACTIVITIES		593,565	3,147,320	5,360,705	5,098,312
Income tax and social contribution paid		(473)	(1,813)	(294,676)	(124,381)
Loans and financing - interest due and paid	20.2	-	(52,704)	(521,134)	(337,455)
Debentures - interest due and paid	21.2	-	(23,358)	(1,127,607)	(890,123)
Charges for lease liabilities paid		(569)	(413)	(24,284)	(19,531)
Charges on loans granted/obtained from related parties		14,200	4,295	-	-
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		607,717	3,073,427	3,393,002	3,724,322
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	203,888	-	125,474	177,827
NET CASH GENERATED FROM OPERATING ACTIVITIES		811,605	3,073,427	3,518,476	3,902,849

(continued)

COPEL
Companhia Paranaense de Energia

Statements of Cash Flows

for the years ended December 31, 2023, and 2022 (continuation)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		(6,109)	(5,636)	(44,061)	44,190
Loans and financing granted to related parties		(236,024)	(146,063)	-	-
Receipt of loans and financing granted to related parties		282,087	100,000	-	-
Additions to contract assets		-	-	(1,973,215)	(1,909,603)
Acquisitions of subsidiaries - effect on cash	1.2	-	-	(911,450)	(18,031)
Investment disposal - advance	27	14,533	-	58,132	-
Additions in investments	15.1	(61,960)	(4,829)	(10,780)	(4,829)
Capital reduction of investees	15.1	-	-	-	61,536
Additions to property, plant and equipment		(1,659)	(4,436)	(204,805)	(381,938)
Additions to intangible assets	17.4	(1,742)	(1,592)	(13,388)	(8,319)
NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		(10,884)	(62,556)	(3,099,567)	(2,216,994)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	39	(35,000)	-	(35,524)	(558,002)
NET CASH USED FROM INVESTING ACTIVITIES		(45,884)	(62,556)	(3,135,091)	(2,774,996)
CASH FLOWS FROM FINANCING ACTIVITIES					
Loans and financing obtained from third parties	20.2	-	-	45,325	1,291,954
Transaction costs of loans and financing obtained from third parties	20.2	-	-	(6,886)	(19,781)
Issue of debentures	21.2	-	-	2,900,000	1,500,000
Transaction costs in the issuing of debentures	21.2	-	-	(60,677)	(14,445)
Payments of principal - loans and financing	20.2	-	(774,899)	(260,971)	(1,000,319)
Payments of principal - debentures	21.2	-	(500,000)	(1,193,910)	(2,051,481)
Amortization of principal of lease liabilities		(512)	(378)	(69,293)	(57,212)
Capital increase	29.1	2,031,619	-	2,031,619	-
Transaction costs in capital increase	29.1	(14,941)	-	(14,941)	-
Dividends and interest on own capital paid		(750,371)	(2,167,769)	(750,371)	(2,167,769)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		1,265,795	(3,443,046)	2,618,995	(1,518,063)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	39	-	-	76,677	(2,588)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES		1,265,795	(3,443,046)	2,695,672	(1,522,041)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		2,031,536	(426,175)	3,079,957	(794,388)
Cash and cash equivalents at the beginning of the period	5	199,877	626,052	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	5	2,231,413	199,877	5,634,623	2,552,407
Cash and cash equivalents variations from discontinued operations	39	-	-	123,791	126,050
CHANGE IN CASH AND CASH EQUIVALENTS		2,031,536	(426,175)	3,079,957	(794,388)

Notes are an integral part of these financial statements

COPEL
Companhia Paranaense de Energia

Statements of Added Value

for the years ended December 31, 2023, and 2022

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
		Restated		Restated
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Income				
Sale of energy, services and other income	-	-	25,716,713	25,919,074
Construction income	-	-	2,460,502	2,705,641
Fair value of indemnifiable concession assets	-	-	62,167	79,169
Sectorial financial assets and liabilities result	-	-	1,070,196	1,847,863
Other income	7,722	7,844	92,614	83,112
Expected credit (losses)/reversal of losses	-	-	(109,435)	(124,068)
	7,722	7,844	29,292,757	30,510,791
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	8,405,390	8,911,058
Charges for use of the main transmission grid (-) ESS and ERR	-	-	2,694,604	2,134,653
Materials, supplies and third parties services	67,161	39,660	1,158,917	889,639
Construction costs	-	-	2,232,768	2,466,672
Loss of assets	177	7,995	143,131	127,219
Impairment	-	-	(177,693)	(25,374)
Provision for allocation of PIS and Cofins credits	-	-	-	810,563
Other supplies	73,700	466,252	294,883	805,000
	141,038	513,907	14,752,000	16,119,430
(=) GROSS ADDED VALUE	(133,316)	(506,063)	14,540,757	14,391,361
(-) Depreciation and amortization	3,017	2,504	1,382,040	1,233,097
(=) NET ADDED VALUE	(136,333)	(508,567)	13,158,717	13,158,264
(+) Transferred added value				
Equity in earnings of investees	2,332,609	1,746,263	307,809	478,577
Financial income	145,881	57,658	1,069,116	956,413
Other Income	2,087	1,039	466,240	375,836
	2,480,577	1,804,960	1,843,165	1,810,826
Added value from discontinued operations	100,733	(125,812)	445,204	252,807
	2,444,977	1,170,581	15,447,086	15,221,897

(continued)

Statements of Added Value

for the years ended December 31, 2023, and 2022 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
			Restated				Restated	
	12.31.2023	%	12.31.2022	%	12.31.2023	%	12.31.2022	%
Personnel								
Salaries and management fees	35,309		29,675		960,618		825,402	
Private pension and health plans	8,839		6,685		260,159		260,198	
Meal and education allowance	1,733		1,787		109,307		95,229	
Social security charges - FGTS	2,196		1,886		49,428		46,105	
Voluntary retirement program	17,102		(2,344)		610,057		(9,315)	
Provisions for profit sharing	7,925		294		173,662		39,655	
	73,104	3.0	37,983	3.2	2,163,231	13.9	1,257,274	8.4
Government								
Federal								
Tax	98,358		(49,542)		1,940,298		1,251,015	
Sectorial charges	-		-		3,814,929		4,646,322	
State	7		26		2,750,045		3,718,752	
Municipal	74		107		10,168		11,005	
	98,439	4.0	(49,409)	(4.2)	8,515,440	55.1	9,627,094	63.2
Third Parties								
Interest	14,365		69,654		2,145,179		1,806,833	
Restatement of provision for allocation of PIS and Cofins credits	-		-		-		1,011,370	
Leasing and rent	259		346		33,557		36,011	
Donations, subsidies and contributions	-		-		8,808		6,521	
	14,624	0.6	70,000	6.0	2,187,544	14.2	2,860,735	18.8
Shareholders								
Accumulated profits	1,068,866		267,561		1,045,583		253,936	
Own capital remuneration	958,000		970,000		958,000		970,000	
Dividends	-		258		-		258	
Additional proposed dividends	131,211		-		131,211		-	
Non-controlling interests	-		-		873		(207)	
	2,158,077	88.3	1,237,819	105.7	2,135,667	13.9	1,223,987	7.9
Distributed added value from discontinued operations	100,733	4.1	(125,812)	(10.7)	445,204	2.9	252,807	1.7
	2,444,977	100.0	1,170,581	100.0	15,447,086	100.0	15,221,897	100.0

Notes are an integral part of these financial statements

All amounts expressed in thousands of Brazilian reais

1. Operations

Companhia Paranaense de Energia (Copel, Company), with its head office located at Rua José Izidoro Biazetto, 158, bloco A, Curitiba - State of Paraná, is a publicly-held company, whose shares are traded at Corporate Governance Level 2 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, plan, build and explore the production, transformation, transport, distribution and trading of energy, in any of its forms, mainly electricity. Furthermore, Copel participates in consortiums and in private sector for the purpose of engaging in activities, mainly in areas of energy.

Transformation into a company with dispersed capital and no controlling shareholder ("Corporation").

On November 24, 2022, Law 21,272 of the State of Paraná authorized the transformation of Copel into a company with dispersed capital and no controlling shareholder ("Corporation") through a secondary public offering of shares and/or Units issued by the Company and owned by Controller.

On July 10, 2023, the Extraordinary General Meeting - AGE approved the proposal to amend Copel's bylaws, with effect from the date of settlement of the public offering of shares. The main changes are described below:

- Authorization for the Board of Directors to approve the capital increase, among other possibilities, for the purpose of placement through sale on the stock exchange or public subscription of new common shares;
- Creation and issuance of Golden Share (special class preferred stock owned by the State of Paraná), subject to the closing of the offer and subsequent transformation into a Corporation, pursuant to art. 17, § 7, of the Brazilian Corporate Law and in accordance with State Law No. 21,272/2022;
- Creation of restriction providing that no shareholder or group of shareholders may cast votes corresponding to more than 10% of the total votes that could be cast by all outstanding shares in each matter submitted to shareholder;

▪ Inclusion of a statutory device to protect shareholding dispersion (poison pill), so that the shareholder or group of shareholders who, directly or indirectly, become holders of common shares that, together, exceed 25% of the voting capital of the Copel must make a public offer for the acquisition of all other common shares, for an amount at least 100% higher than the highest quotation of common shares in the last 504 trading sessions prior to the acquisition, updated by the Selic rate, while whoever exceeds 50% must offer by value at least 200% higher under the same criteria;

▪ Exclusion of provisions foreseen by the Brazilian State Company Law.

On July 26, 2023, Copel submitted to the Brazilian Securities and Exchange Commission ("CVM") the request for automatic registration of a public offering for primary and secondary distribution of, initially, 549,171,000 common shares issued by the Company, all nominative, book-entry and without par value, free and clear of any liens or encumbrances.

On August 11, 2023, the offer of shares was settled, with the price of R$8.25 per share, making the total amount of R$4,530,661 distributed as follows:

- (i) primary distribution of 229,886,000 shares issued by the Company, totaling R$1,896,560;
- (ii) secondary distribution of 319,285,000 shares sold by the State of Paraná, totaling R$2,634,101.

Pursuant to article 51 of CVM Ruling No. 160, the offer could be increased by a supplementary lot equivalent to up to 15% of the total shares initially offered under the same conditions and price. On September 11, 2023, the supplementary lot of 72,821,650 shares was liquidated, with 16,370,841 primary shares issued by Copel and 56,450,809 secondary shares sold by the State of Paraná, due to the partial execution of the supplementary lot.

Thus, the total public offering, consisting of a base offering plus supplementary lot, with a price of R$8.25 per share, totaled R$5,131,439 distributed as follows:

- (i) primary distribution of 246,256,841 shares issued by the Company, totaling R$2,031,619;
- (ii) secondary distribution of 375,735,809 shares sold by the State of Paraná, totaling R$3,099,820.

The offering was carried out in Brazil, in an unorganized over-the-counter market, aimed at the investing public in general, pursuant to CVM Ruling No. 160, with efforts to place the shares abroad.

In view of the above and in compliance with accounting standards, the Company recorded the transaction costs net of taxes in the issuance of shares in a net equity reduction account in the amount of R$9,861, so that the increase in net share capital was recorded in the amount of R$2,021,758, according to Note 29.1.

The transformation of Copel into a "Corporation" will enable, under the terms of Law 9,074/95, the full renewal of the Concessions of the Governor Bento Munhoz da Rocha Netto Hydroelectric Plants - GBM ("Foz do Areia"), Governor Ney Aminthas de Barros Braga - GNB ("Segredo") and Governor José Richa - GJR ("Salto Caxias") for 30 years from the signing of the new concession contract. The payment of the respective granting bonuses, estimated at R$3,719,428 as per Interministerial Ordinance of the Brazilian Ministry of Mines and Energy and Ministry of Finance - MME/MF No. 01, dated March 30, 2023, will occur within 20 days after the signing of the contracts, updated by the Selic rate *pro rata die* on the value of the granting bonuses from January 1, 2024 until effective payment. The conclusion of this concession renewal process is currently awaiting the call by the Granting Authority to sign new contracts.

In addition, upon transformation into a "Corporation", Copel and its direct and indirect subsidiaries are released from compliance with the obligations set forth in Law 13,303/16 and other obligations applicable to mixed capital company.

1.1 Equity interests of Copel

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4). Until December 31, 2023, there were no changes, acquisitions and disposals in relation to the equity interests of December 31, 2022, except for the business combination described in Note 1.2.

According to Note 39, the divestment process of the subsidiaries Compagas and UEGA is underway.

COPEL
Companhia Paranaense de Energia

1.1.1 Subsidiaries

Subsidiaries	Headquarters	Main activity	Interest %	Interest Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution of electricity	100.0	Copel
Copel Serviços S.A. (Copel SER)	Curitiba/PR	Production of electricity	100.0	Copel
Copel Comercialização S.A. (Copel COM)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagas (Note 39)	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária S.A. (UEGA) (Note 39)	Curitiba/PR	Production of electricity from natural gas	20.3	Copel
			60.9	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from wind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from wind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from wind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from wind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Brownfield Investment Holding Ltda. (Brownfield)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Ventos de Serra do Mel B S.A. (Serra do Mel) (b)	Serra do Mel/RN	Control and management of interests	68.84	Copel GeT
			31.16	Brownfield
Aventura Holding S.A. (Aventura) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
SRMN Holding S.A. (SRMN) (b)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Uirapuru Transmissora de Energia S.A	Curitiba/PR	Transmission of electricity	100.0	Copel GeT
Bela Vista Geração de Energia S.A.	Curitiba/PR	Production of electricity	100.0	Copel GeT
F.D.A. Geração de Energia Elétrica S.A. (FDA)	Curitiba/PR	Production of electricity	100.0	Copel GeT
Jandaíra I Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra II Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra III Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Jandaíra IV Energias Renováveis S.A.	Curitiba/PR	Production of electricity from wind sources	100.0	Copel GeT
Eol Potiguar B61 SPE S.A. (a)	Serra do Mel/RN	Production of electricity from wind sources	100.0	Copel GeT
GE Olho D'Água S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	São Bento do Norte/RN	Production of electricity from wind sources	100.0	Cutia
Eol Potiguar B141 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B142 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Potiguar B143 SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Eol Ventos de Vila Paraíba IV SPE S.A.	Serra do Mel/RN	Production of electricity from wind sources	100.0	Serra do Mel
Central Eólica Aventura II S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura III S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura IV S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica Aventura V S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	Aventura
Central Eólica SRMN I S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN II S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN III S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN IV S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN
Central Eólica SRMN V S.A. (b)	Curitiba/PR	Production of electricity from wind sources	100.0	SRMN

(a) Wind farm with 99.99992% interest in Copel Get and 0.00008% in Brownfield.
(b) Interests acquired in 2023 (Note 1.2).

COPEL
Companhia Paranaense de Energia

1.1.2 Joint Ventures

Joint ventures	Headquarters	Main activity	Interest	
			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Solar Paraná GD Participações S.A. (a)	Curitiba/PR	Interests in companies	49.0	Copel
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A.	Jundiaí/SP	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT

(a) Holding of 5 Special Purpose Entities (SPEs) operating in the distributed generation sector (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, and Bandeirantes Solar I and Bandeirantes Solar II, for which the maintenance or extinction of the SPEs is under study.

1.1.3 Associates

Associated companies	Headquarters	Main activity	Interest	
			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.03	Copel
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A. (a)	Figueira/PR	Coal exploration	49.0	Copel

(a) On December 18, 2023, Copel signed the Share Purchase and Sale Agreement ("CCVA") with Paranafert Participações Ltda. to sell its equity interest in Carbocampel S.A., for the amount of R$1,950, which will be updated by the IPCA considering the date of receipt of the Buyer's proposal, on February 15, 2023 until the closing of the operation. The completion of the sale is subject to compliance with suspensive conditions established in the contract, which must be completed within up to 6 months from the signing of the CCVA, which can be extended for a further 6 months, at the Buyer's sole discretion.

1.1.4 Joint operations (consortiums)

The Company has interests in some joint operations. The two relevant consortiums, with amounts recorded in the Company's property, plant and equipment, are presented in Note 16.3.

1.2 Acquisition of Aventura and Santa Rosa & Mundo Novo wind complexes

On January 30, 2023, Copel GeT completed the acquisition of 100% of the shares of companies belonging to the Aventura and Santa Rosa & Mundo Novo Wind Complexes shown in the table below, with payment of R$1,004,484 to the seller, EDP Renováveis Brasil S.A. At the transaction closing date, the shares were transferred to Copel GeT, and the appointment and investiture of new managers of the Companies were approved.

Santa Rosa & Mundo Novo Wind Complex	Aventura Wind Complex
SRMN Holding S.A.	Aventura Holding S.A.
Central Eólica SRMN I S.A.	Central Eólica Aventura II S.A.
Central Eólica SRMN II S.A.	Central Eólica Aventura III S.A.
Central Eólica SRMN III S.A.	Central Eólica Aventura IV S.A.
Central Eólica SRMN IV S.A.	Central Eólica Aventura V S.A.
Central Eólica SRMN V S.A.	

The acquisition is in line with the sustainable growth strategy in renewable energy, expanding the generation matrix diversification in line with the Company's Strategic Planning and Investment Policy. The transaction included the Locked box mechanism, in which all cash generated from January 1, 2022 to the closing date remained in the cash of the acquired Companies.

Transaction closing was subject to the satisfaction of certain conditions precedent, which were fully complied with by January 30, 2023, including: obtaining approval from the Administrative Council for Economic Defense ("CADE"), declarations and guarantees, compliance with covenants and obligations, third-party consent, absence of material adverse effect.

In addition, there was a need for unconditional and unrestricted consent from counterparties to change the control of the acquired Companies, including regarding credit limits for maintenance of financing agreements by the Companies, in accordance with National Monetary Council (CMN) Resolution No. 4995, of March 24, 2022, a condition that was only fulfilled in January 2023.

The complexes are located in the state of Rio Grande do Norte, the largest wind energy hub in the country, and have a 260.4 MW installed capacity, with 157.8 MWm of assured energy. The companies have long-term financing (maturities up to 2043) taken out from Banco do Nordeste - BNB, at IPCA rates + 2.19% p.a. (Aventura Complex) and IPCA + 1.98% p.a. (Santa Rosa & Mundo Novo Complex).

The seller is developing projects in the vicinity of the Aventura Complex wind farms which, during construction and/or operation, may potentially affect the volume of electricity generated by the wind farms (wake effect) in the future. The seller estimates that these undertakings may start up operations as of January 2027. If the wake effect materializes so that the acquired wind farms generate energy below what was agreed between the parties, the seller will have the obligation to indemnify Copel. Otherwise, if the energy generation is greater, Copel must indemnify the seller. The amount of this indemnification is proportional to the damage caused or the gain calculated in relation to the treadmill effect, limited to R$4,167 for both situations, monetarily adjusted, to be paid in a single installment.

The tables below show the final values of the business combination:

Aventura Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Assets identified	518,023	254,390	772,413
Cash and cash equivalents	42,671	-	42,671
Trade accounts receivable	7,013	-	7,013
Recoverable taxes	3,823	-	3,823
Collaterals and escrow accounts	9,118	-	9,118
Other receivables	2,919	-	2,919
Property, plant and equipment	452,475	-	452,475
Intangible assets	4	254,390	254,394
Liabilities assumed	329,967	92,435	422,402
Suppliers	6,814	-	6,814
Loans and financing	317,928	-	317,928
Tax obligations	2,879	-	2,879
Other accounts payable	2,346	-	2,346
Contingent liabilities	-	9,003	9,003
Deferred income tax and social contribution	-	83,432	83,432
Net assets acquired	188,056	161,955	350,011

Santa Rosa & Mundo Novo Wind Complex	Book value	Fair value adjustment	Fair value at the acquisition date
Assets identified	827,735	360,568	1,188,303
Cash and cash equivalents	50,363	-	50,363
Trade accounts receivable	10,757	-	10,757
Recoverable taxes	5,747	-	5,747
Collaterals and escrow accounts	17,077	-	17,077
Other receivables	9,158	-	9,158
Property, plant and equipment	734,633	-	734,633
Intangible assets	-	360,568	360,568
Liabilities assumed	612,608	125,665	738,273
Suppliers	43,406	-	43,406
Loans and financing	557,810	-	557,810
Tax obligations	7,579		7,579
Other accounts payable	3,813	-	3,813
Contingent liabilities	-	4,654	4,654
Deferred income tax and social contribution	-	121,011	121,011
Net assets acquired	215,127	234,903	450,030

Contingent liabilities mainly refer to tax risks for which management believes that providing information regarding the timing of any cash outflows is impracticable, in view of the unpredictability and dynamics of the Brazilian legal, tax and regulatory systems. An outcome depends on the conclusions of legal proceedings.

The authorization right and the deferred tax liability generated in the business combination were recorded in Copel GeT's investment. In the consolidated balance sheet these amounts will compose the balances of intangible assets and deferred income and social contribution taxes.

The table below shows the consideration transferred for assets acquired and technical goodwill calculated as a result of the recognized deferred tax liability in the business combination:

	Book value	Fair value adjustment	Fair value at the acquisition date
Total of net assets acquired	403,183	396,858	800,041
Technical goodwill			204,443
Consideration amount			1,004,484

The amount paid is supported by the discounted cash flow projections of the operations of the acquired wind complexes. Considering the cash acquired in the amount of R$93,034, the net effect on the Company's cash was R$911,450 as presented in the Statements of Cash Flows.

If this business combination had been effective on January 1, 2023, the consolidated net operating revenue would increase by R$13,143, totaling R$21,492,611, and the consolidated net income would decrease by R$1,824, totaling R$2,325,344.

2. Concessions and Authorizations

2.1 Concession contracts or authorizations obtained by Copel

Concession agreement / authorization of the equity		Interest %	Maturity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contract	100	07.07.2045
Elejor	Contract 125/2001 - HPP Fundão	70	06.11.2040
	Contract 125/2001 - HPP Santa Clara		05.10.2040
	Fundão I and HGP Santa Clara I		(a)
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	09.21.2037
UEG Araucária	Authorization 351/1999 - TPP Araucária (60.9% Copel GET)	20.3	12.23.2029
Compagas	Concession gas distribution contract	51	07.06.2054
Usina de Energia Eólica São João S.A. (b)	MME Ordinance 173/2012 - WPP São João	49	03.26.2047
Usina de Energia Eólica Carnaúba S.A. (b)	MME Ordinance 204/2012 - WPP Carnaúbas	49	04.09.2047
Usina de Energia Eólica Reduto S.A. (b)	MME Ordinance 230/2012 - WPP Reduto	49	04.16.2047
Usina de Energia Eólica Santo Cristo S.A. (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.18.2047

(a) Projects had the conversion of authorization into registration, according to Authorizing Resolutions No. 14,744/2023 and 14,745/2023.
(b) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.

Hydroelectric Power Plant - HPP
Small Hydroelectric Plant - SHP / Hydroelectric Generating Plant - HGP
Thermal Power Plant - TPP
Wind Power Plant - WPP

2.2 Concession contracts or authorizations obtained by Copel Get and its investees

Generation concessions		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Concession Contract 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá) (a)		51	06.28.2049
Concession Contract 001/2011 - HPP Colíder		100	01.30.2046
Authorization - Ordinance 133/2011 - SHP Cavernoso II		100	12.06.2050
Concession Contract 002/2012 - HPP Baixo Iguaçu		30	12.03.2049
Concession Contract 007/2013			
HPP Apucaraninha		100	01.27.2027
HPP Chaminé		100	08.02.2028
HPP Derivação do Rio Jordão		100	06.21.2032
HPP Cavernoso		100	06.23.2033
PUBLIC SERVICE CONCESSIONS			
Concession Contract 045/1999 (Note 34.2.6)			
TPP Figueira		100	03.26.2019
HPP São Jorge		100	07.24.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	09.25.2032
HPP Gov. José Richa (Salto Caxias)		100	03.20.2033
Concession Contract 001/2020			
UHE Guaricana		100	07.21.2028
Authorization - Resolution 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroelectric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Concession Contract 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.03.2053
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 - WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276/2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263/2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343/2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310/2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim (b)	Authorization 114/2000 - SHP Arturo Andreoli	35.77	07.07.2034
SHP Bela Vista	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Electricity Generation (Note 34.2.6)	Generation Concession Contract 002/2020	100	12.21.2024
Jandaíra I Energias Renováveis	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055
EOL Potiguar B141 SPE S.A.	Ordinance 02/2019 - WPP Vila Maranhão I	100	01.11.2054
EOL Potiguar B142 SPE S.A.	Ordinance 12/2019 - WPP Vila Maranhão II	100	01.14.2054
EOL Potiguar B143 SPE S.A.	Ordinance 13/2019 - WPP Vila Maranhão III	100	01.14.2054
EOL Potiguar B61 SPE S.A.	Ordinance 453/2019 - WPP Ventos de Vila Mato Grosso I	100	12.05.2054
Ventos de Vila Paraíba IV SPE S.A.	Ordinance 10/2019 - WPP Vila Ceará I	100	01.14.2054
EOL Aventura II	Ordinance 209/2018 - Aventura II	100	06.05.2053
EOL Aventura III	Ordinance 220/2018 - Aventura III - REA nº 7.820/2019	100	06.11.2053
EOL Aventura IV	Ordinance 215/2018 - Aventura IV	100	06.05.2053
EOL Aventura V	Ordinance 213/2018 - Aventura V	100	06.05.2053
EOL SRMN I S.A.	Ordinance 196/2018 - Santa Rosa e Novo Mundo I	100	06.04.2053
EOL SRMN II S.A.	Ordinance 194/2018 - Santa Rosa e Novo Mundo II	100	06.04.2053
EOL SRMN III S.A.	Ordinance 197/2018 - Santa Rosa e Novo Mundo III	100	06.04.2053
EOL SRMN IV S.A.	Ordinance 188/2018 - Santa Rosa e Novo Mundo IV	100	06.01.2053
EOL SRMN V S.A.	Ordinance 189/2018 - Santa Rosa e Novo Mundo V - Resolution 7.783/2019	100	06.01.2053

(a) Aneel Authorizing Resolution No. 14,435/2023 and Aneel Approving Resolution No. 3,242/2023 granted the request to restore the grant period for exploring the plant in 763 days, changing the expiration date to June 28, 2049.

(b) Aneel Authorizing Resolution No. 14,296/2023 granted the request to restore the concession period for exploring the plant by 986 days, changing the expiration date to July 7, 2034.

Transmission concessions		Interest %	Maturity	Next tariff review
Transmission lines and substation concession agreements				
Contract 060/2001 - Transmission facilities (sundry Transmission lines and Substations) - extended by the 3rd additive term		100	01.01.2043	2023 (b)
Contract 075/2001 - Transmission line 230 kV Bateias - Jaguariaíva		100	08.17.2031	(a)
Contract 006/2008 - Transmission line 230 kV Bateias - Pilarzinho		100	03.17.2038	2023 (c)
Contract 027/2009 - Transmission line 525 kV Foz do Iguaçu - Cascavel Oeste		100	11.19.2039	2025
Contract 010/2010 - Transmission line 500 kV Araraquara II - Taubaté		100	10.06.2040	2026
Contract 015/2010 - Substation Cerquilho III 230/138 kV		100	10.06.2040	2026
Contract 022/2012 - Transmission line 230 kV Londrina - Figueira and Transmission line 230 kV Foz do Chopim - Salto Osório		100	08.27.2042	2023 (c)
Contract 002/2013 - Transmission line 230 kV Assis - Paraguaçu Paulista II e Substation Paraguaçu Paulista II 230 kV		100	02.25.2043	2023 (c)
Contract 005/2014 - Transmission line 230 kV Bateias - Curitiba Norte e Substation Curitiba Norte 230/138 kV		100	01.29.2044	2024
Contract 021/2014 - Transmission line 230 kV Foz do Chopim - Realeza e Substation Realeza 230/138 kV		100	09.05.2044	2025
Contract 022/2014 - Transmission line 500 kV Assis - Londrina		100	09.05.2044	2025
Contract 006/2016 - Transmission line 525 kV Curitiba Leste - Blumenau		100	04.07.2046	2026
Transmission line 230 kV Baixo Iguaçu - Realeza				
Transmission line 230 kV Curitiba Centro - Uberaba				
Substation Medianeira 230/138 kV				
Substation Curitiba Centro 230/138 kV				
Substation Andirá Leste 230/138 kV				
Concession agreement/ authorization of the equity				
Costa Oeste Transmissora	Contract 001/2012:	100	01.12.2042	2027
	Transmission line 230 kV Cascavel Oeste - Umuarama			
	Substation Umuarama 230/138 kV			
Caiuá Transmissora	Contract 007/2012:	49	05.10.2042	2027
	Transmission line 230 kV Umuarama - Guaíra			
	Transmission line 230 kV Cascavel Oeste - Cascavel Norte			
	Substation Santa Quitéria 230/138/13,8 kV			
	Substation Cascavel Norte 230/138/13,8 kV			
Marumbi Transmissora	Contract 008/2012:	100	05.10.2042	2027
	Transmission line 525 kV Curitiba - Curitiba Leste			
	Substation Curitiba Leste 525/230 kV			
Integração Maranhense	Contract 011/2012: Transmission line 500 kV Açailândia - Miranda II	49	05.10.2042	2027
Matrinchã Transmissora	Contract 012/2012:	49	05.10.2042	2027
	Transmission line 500 kV Paranaíta - Cláudia			
	Transmission line 500 kV Cláudia - Paranatinga			
	Transmission line 500 kV Paranatinga - Ribeirãozinho			
	Substation Paranaíta 500 kV			
	Substation Cláudia 500 kV			
	Substation Paranatinga 500 kV			
Guaraciaba Transmissora	Contract 013/2012:	49	05.10.2042	2027
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte			
	Transmission line 500 kV Rio Verde Norte - Marimbondo II			
	Substation Marimbondo II 500 kV			
Paranaíba Transmissora	Contract 007/2013:	24.5	05.02.2043	2023 (c)
	Transmission line 500 kV Barreiras II - Rio das Éguas			
	Transmission line 500 kV Rio das Éguas - Luziânia			
	Transmission line 500 kV Luziânia - Pirapora 2			
Mata de Santa Genebra	Contract 001/2014:	50.1	05.14.2044	2024
	Transmission line 500 kV Itatiba - Bateias			
	Transmission line 500 kV Araraquara 2 - Itatiba			
	Transmission line 500 kV Araraquara 2 - Fernão Dias			
	Substation Santa Bárbara D´Oeste 440 kV			
	Substation Itatiba 500 kV			
	Substation Fernão Dias 500/440 kV			
Cantareira Transmissora	Contract 019/2014: Transmission line Estreito - Fernão Dias	49	09.05.2044	2025
Uirapuru Transmissora	Contract 002/2005: Transmission line 525 kV Ivaiporã - Londrina	100	03.04.2035	(a)

(a) Do not undergo tariff review and RAP reduced to 50% in the 16th year.

(b) Review postponed to 2024 (but referring to 2023), under the terms of Order No. 402/2023.

(c) Aneel Homologatory Resolution 3,205/2023 repositioned the RAP of the transmission companies. However, the effects were disregarded in Homologatory Resolution 3,216/2023 for the 2023/2024 RAP cycle and will be processed in the 2024/2025 cycle, after the publication of Order No. 4,675/2023.

3. Basis of Preparation

The individual financial statements of the Parent Company and the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, IASB, as well as with accounting practices adopted in Brazil (BR GAAP), which comprise the standards, guidelines and interpretations issued by the Accounting Pronouncements Committee (*Comitê de Pronunciamentos Contábeis* or CPC) and approved by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* or CVM) and the Federal Accounting Council (*Conselho Federal de Contabilidade* or CFC).

Executive Board declares that all relevant information specific to the individual and consolidated financial statements, and only those, are being evidenced and correspond to those used in management.

The issuance of these individual and consolidated financial statements was authorized by the Board of Directors on February 29, 2024.

3.1 Functional and presentation currency

The individual and the consolidated financial statements are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.2 Basis of measurement

The individual and the consolidated financial statements were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.2.1 Use of estimates and judgments

In the preparation of these individual and consolidated financial statements, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates, which are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

3.2.2 Judgments

The Notes below are those containing information about judgments made in applying of accounting policies with significant impacts on the amounts recognized in the consolidated financial statements:

- Notes 4.1 and 15 - Basis of consolidation and Investments: assessment of the existence of control and significant influence;
- Notes 4.2 and 34 - Financial instruments: definition of the category of financial instruments.
- Notes 4.19 and 39 - Assets held for sale and discontinued operations: assessment of sale as highly probable.

3.2.3 Uncertainties over assumptions and estimates

The Notes below are those containing information about the main assumptions regarding the future and other main sources of uncertainty in estimates with a reasonable possibility of leading to significant adjustments in the values of assets and liabilities in the next financial year:

- Notes 4.3 and 8 - Sectorial financial assets and liabilities: forecast of values that will be included in the tariff review process;
- Notes 4.4 and 9 - Accounts receivable related to the concession: forecast of cash flows and the indemnifiable balance of the concession contracts;
- Notes 4.5 and 10 - Contract assets: definition of the contract remuneration rate, allocation of price to performance obligations and forecast of cash flows;
- Notes 4.8 and 16 - Property, plant and equipment: estimated useful life of assets;
- Notes 4.9 and 17 - Intangible assets: estimated useful life of assets;
- Notes 4.10.1 and 7.2 - Expected Credit Losses: estimate of amounts that will not be received;
- Notes 4.10.2 and 16.4 - Impairment of non-financial assets: definition of assumptions, determination of the discount rate and forecast of cash flows;
- Notes 4.11 and 28 - Provisions for legal claims and contingent liabilities: estimated losses on legal claims;
- Notes 4.11 and 12.2.1 - Provision for allocation of PIS and Cofins credits: assessment of amounts that may be required to be refunded to consumers;
- Notes 4.12 and 4.13 - Revenue recognition: estimate of unbilled amounts and construction margin;
- Note 4.14 - Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE): forecast of amounts to be billed by CCEE;
- Notes 4.15 and 34.2.10 - Derivative financial instruments: mark to market of energy purchase and sale contracts;
- Notes 4.16.2 and 12.1 - Deferred income tax and social contribution: forecast of future taxable income for recoverability of taxes;
- Notes 4.17 and 22 - Post-employment benefits: actuarial assumptions for evaluating pension and assistance plans;
- Notes 4.18 and 26 - Right to Use Assets and Lease Liabilities: definition of the discount rate for contracts.

3.3 Management's judgment ongoing concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term public concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets outlined in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.4 Restatement of comparative balances

Due to the presentation of the discontinued operation balances resulting from the divestment process of the subsidiaries Compagas and UEGA, described in Note 39, the balances of the Statements of Income, Cash Flows and Value Added are being restated, for comparability purposes, as per the following tables:

12.31.2022	Parent company			Consolidated		
	As previously stated	Adjustments	Restated	As previously stated	Adjustments	Restated
STATEMENTS OF INCOME						
NET OPERATING REVENUE	-	-	-	21,927,721	(1,392,380)	20,535,341
Operating costs	-	-	-	(16,928,407)	1,322,823	(15,605,584)
GROSS PROFIT	-	-	-	4,999,314	(69,557)	4,929,757
Selling expenses	-	-	-	(186,740)	11,071	(175,669)
General and administrative expenses	(111,665)	-	(111,665)	(803,721)	70,026	(733,695)
Other operational income (expenses)	(441,601)	-	(441,601)	(1,571,194)	20,996	(1,550,198)
Equity in earnings of investees	1,620,451	125,812	1,746,263	478,577	-	478,577
Profit before financial results and taxes	1,067,185	125,812	1,192,997	2,916,236	32,536	2,948,772
Financial results	(119,717)	-	(119,717)	(1,966,037)	(39,847)	(2,005,884)
Operating profit	947,468	125,812	1,073,280	950,199	(7,311)	942,888
Income tax and social contribution	164,539	-	164,539	199,122	81,977	281,099
Net income for the period - continuing operations	1,112,007	125,812	1,237,819	1,149,321	74,666	1,223,987
Result of discontinued operations	-	(125,812)	(125,812)	-	(74,666)	(74,666)
Net income	1,112,007	-	1,112,007	1,149,321	-	1,149,321
Attributed to controlling shareholders	-	-	-	1,112,007	-	1,112,007
Attributed to non-controlling interest	-	-	-	37,314	-	37,314
STATEMENTS OF COMPREHENSIVE INCOME						
Total comprehensive income, net of taxes	207,266	-	207,266	209,987	-	209,987
Total comprehensive income	1,319,273	-	1,319,273	1,359,308	-	1,359,308
Attributed to controlling shareholders	-	-	-	1,319,273	-	1,319,273
Attributed to non-controlling interest	-	-	-	40,035	-	40,035
STATEMENTS OF CASH FLOWS						
Cash flow from operational activities	3,079,427	-	3,079,427	3,902,649	-	3,902,649
Net income	1,112,007	125,812	1,237,819	1,149,321	74,666	1,223,987
Profit adjustments	(1,263,984)	(125,812)	(1,389,796)	2,293,118	(306,736)	1,986,382
Changes in assets and liabilities	3,309,797	-	3,309,797	1,883,234	2,709	1,885,943
Taxes and charges paid	(78,393)	-	(78,393)	(1,423,024)	51,534	(1,371,490)
Equity in earnings of investees	-	-	-	-	177,827	177,827
Cash flow from investment activities	(62,556)	-	(62,556)	(2,774,996)	-	(2,774,996)
Property, plant and equipment and intangible assets	(6,028)	-	(6,028)	(2,880,829)	580,969	(2,299,860)
Other activities	(56,528)	-	(56,528)	105,833	(22,967)	82,866
Discontinued operations	-	-	-	-	(658,002)	(658,002)
Cash flow from financing activities	(3,443,046)	-	(3,443,046)	(1,922,041)	-	(1,922,041)
Issue of Debentures	(1,274,899)	-	(1,274,899)	305,928	-	305,928
Loan and lease payments	(378)	-	(378)	(60,200)	2,988	(57,212)
Other activities	(2,167,769)	-	(2,167,769)	(2,167,769)	-	(2,167,769)
Discontinued operations	-	-	-	-	(2,988)	(2,988)
Total effects on cash and cash equivalents	(426,175)	-	(426,175)	(794,388)	-	(794,388)
STATEMENTS OF ADDED VALUE						
Added value to distribute	1,170,581	-	1,170,581	15,221,897	-	15,221,897
Income	7,844	-	7,844	32,323,483	(1,812,692)	30,510,791
(-) Supplies acquired from third parties	(513,907)	-	(513,907)	(17,687,854)	1,568,424	(16,119,430)
(-) Depreciation and amortization	(2,504)	-	(2,504)	(1,300,982)	67,885	(1,233,097)
(+) Transferred added value	1,679,148	125,812	1,804,960	1,887,250	(76,424)	1,810,826
Discontinued operations	-	(125,812)	(125,812)	-	252,807	252,807
Distribution of added value	1,170,581	-	1,170,581	15,221,897	-	15,221,897
Personnel	37,983	-	37,983	1,305,006	(47,732)	1,257,274
Government	(49,409)	-	(49,409)	9,862,540	(235,446)	9,627,094
Third Parties	70,000	-	70,000	2,905,030	(44,295)	2,860,735
Shareholders	1,112,007	125,812	1,237,819	1,149,321	74,666	1,223,987
Discontinued operations	-	(125,812)	(125,812)	-	252,807	252,807

4. Material Accounting Policies

Material information on the Company's accounting policies is presented below.

4.1 Basis of consolidation

4.1.1 Calculation of equity in earnings of investees

Investments in subsidiaries (in the Parent Company's statement of financial position), in joint ventures and associates are recognized in the consolidated financial statements based on the equity method.

Under this method, investments are initially recorded at cost and their carrying amount is increased or decreased by the recognition of the investor's interest in profit, loss and other comprehensive income generated by investees after acquisition. This method must be discontinued from the date the investment ceases to qualify as a jointly controlled or associated company.

Payment of dividends decreases the carrying value of investments.

When required, for the calculation of equity in earnings of investees, the investees' financial statements are adjusted to align their policies with the Parent Company's accounting policies.

4.1.2 Subsidiaries

The subsidiaries are entities to which the Company is exposed to or has a right over the variable returns arising from its involvement with them and has the ability to affect those returns exerting its power over the entities.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date they start to be controlled by the Company until the date such control ceases.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated and transactions between consolidated companies are eliminated. The balances of transactions between continuing operations and discontinued operations are also fully eliminated in the consolidated balance sheet.

4.1.3 Noncontrolling interests

Noncontrolling interests are presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this procedure results in negative noncontrolling interest balance.

4.1.4 Joint ventures and associates

Joint ventures are entities over which the Company, subject to an agreement, has the ability to affect returns exerting its power in conjunction with other parties, irrespective of the percentage of interest in the voting capital.

Associates are entities over which the Company exerts significant influence regarding financial and operational decisions, without control.

When the share in losses of a joint venture or associate equals or exceeds the accounting balance of the investor's equity interest in the investee, the investor should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only if the investor incurs legal or constructive obligations, or performs payments on behalf of the investee. Should the investee subsequently post profits, the investor should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

4.1.5 Joint operations (consortiums)

Joint operation is a joint business according to which parties that jointly control the business have rights on assets and obligations regarding liabilities related to the business.

Joint operations are recorded in proportion to the share of interest held in their assets, liabilities and profit or loss.

4.1.6 Business combination

The acquisition analysis is done on a case-by-case basis to determine whether the transaction represents a business combination or an asset purchase. Transactions between companies under common control do not constitute a business combination.

Assets and liabilities acquired in a business combination are accounted for using the acquisition method when control is transferred to the acquirer and are recognized at their fair value at the acquisition date.

The excess of the acquisition cost over the fair value of the net assets acquired (identifiable assets acquired, net of assumed liabilities) is recognized as goodwill, presented under investment in the individual financial statements of the acquiring company and in the intangible asset in the consolidated financial statements. When the amount generated is negative, the bargain purchase gain is recognized directly in profit or loss.

The amount paid that refers specifically to the concession right acquired in a business combination where the acquired entity is a concession operator, whose right to the concession has a known and defined term, is not characterized as goodwill and, therefore, are amortized over the concession period.

Contingent liabilities related to tax, civil and labor matters, classified in the acquiree as possible and remote risk of loss, are recognized at their fair values under investment in the acquirer and under provision for legal claims in the consolidated statement of financial position.

In acquisitions of interests in associates and in joint ventures, although they do not constitute a business combination, the net assets acquired are also recognized at fair value and the goodwill is presented in the investment.

4.2 Financial Instruments

Financial instruments are recognized immediately on the trade date, that is, when the obligation or right arises. They are initially recorded at fair value, unless it is a trade receivable without a significant financing component, plus, for an item not measured at fair value through profit or loss, any directly attributable transaction costs. Accounts receivable from customers without a significant component of financing are initially measured at the price of the transaction.

Fair values are determined based on market prices for financial instruments with active market, and by the present value method of expected cash flows, for those that have no quotation available in the market.

After initial recognition, financial assets are only reclassified if the Company changes its business model for managing financial assets and this reclassification must be made prospectively.

The Company and its subsidiaries do not have financial instruments measured at fair value through other comprehensive income, except for the asset arising from Certified Emissions Reductions - CERs of Elejor. The Company operates with derivative financial instruments as described in Note 4.15.

The Company's financial instruments are classified and measured as described below.

4.2.1 Financial assets recorded at fair value through profit or loss

Financial assets recorded at fair value through profit or loss include assets classified as held for trading, financial assets designated upon initial recognition as at fair value through profit or loss or financial assets required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of being sold or repurchased in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model. After initial recognition, transaction costs and attributable interest expenses, when incurred, are recognized through profit or loss.

4.2.2 Financial assets measured at amortized cost

These are so classified and measured when: (i) the financial asset is maintained within a business model whose objective is to maintain financial assets in order to receive contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that exclusively comprise payments of principal and interest on the principal amount outstanding.

4.2.3 Financial liabilities measured at amortized cost

Financial liabilities are measured at amortized cost using the effective interest method. This method is also used to allocate interest expense of these liabilities for the period. The effective interest rate is the rate that discounts estimated future cash flows (including fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) over the expected life of the financial liability or, when appropriate, over a shorter period, for the initial recognition of the net carrying amount.

4.2.4 Financial liabilities measured at fair value through Profit or Loss

These are liabilities designated upon initial recognition as at fair value through profit or loss and those classified as held for trading. Financial liabilities designated fair value through profit or loss are stated at fair value with the respective gains or losses in fair value recognized in the statement of income. Net gains or losses recognized in profit or loss include the interest paid on the financial liability.

4.2.5 Derecognition of financial assets and liabilities

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company derecognizes financial liabilities only when its obligations are discharged, cancelled or settled. The difference between the carrying amount of the derecognized financial liability and the corresponding disbursement made, or to be made, is recorded to profit or loss.

4.3 Net sectorial financial assets and liabilities

In the power distribution segment, the Company records changes in sectorial financial assets and liabilities to maintain neutrality between the billed amounts of consumer tariffs, to cover energy costs, charges and other related items, and the forecast for tariff coverage, according to the term amendment to the distribution concessionaires concession agreement, approved by Aneel Order No. 4621/2014.

Net sectoral financial assets and liabilities comprise: a) Portion A Cost Variation Compensation Account - CVA, which records the variation between estimated and realized costs of energy purchase, of transmission and sectorial charges; b) financial items that correspond to other rights and obligations included in the tariff.

The amounts are updated until the date of the tariff readjustment/revision and, after approval by Aneel, the new tariff is applied for the current tariff year, providing for collection or return of constituted assets and liabilities, which are then amortized.

In the event of termination of the concession for any reason, the residual values of Portion A items and other financial components, not recovered or returned through tariff, must be incorporated in the calculation of the compensation, keeping rights or obligations of the concessionaire with the Granting Authority safeguarded.

4.4 Accounts receivable related to the concession

Refer to financial assets of the concessions with unconditional right to receive cash by the Company, guaranteed by the Granting Authority by contractual clause and specific legislation.

4.4.1 Power distribution service concession

The concession agreement for electricity distribution provides that the users of the public service remunerate part of the investments made by the concessionaire and the Granting Authority at the end of the concession indemnifies the other party. This model provides for the recognition of financial assets, contract assets in the construction period and intangible assets.

The portion recognized as a financial asset refers to the indemnity set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments from the Granting Authority upon expiration of the concession. This indemnification aims to reimburse the Company for investments made in infrastructure, without recovery, through the tariff.

The cash flows related to these assets are determined taking into account the Regulatory Compensation Basis (BRR), defined by the Granting Authority, and the fair value is recorded based on the replacement cost methodology of the assets included in the distribution infrastructure linked to the concession.

4.4.2 Piped gas distribution service concession

The piped gas distribution concession agreement provides that part of the investments made by the concessionaire is remunerated by the public service users and another part is indemnified by the Granting Authority, the State of Paraná, at the end of the concession. This model provides for the recognition of financial assets, contract assets during the construction period and intangible assets. The amount that will not be amortized within the concession term is presented as Accounts receivable related to the concession and represents the amount to be reimbursed to the Company by the Granting Authority at the end of the contract term. The balances relating to the piped gas distribution service concession are presented under asset held for sale in view of the Compagas divestment process (Note 39).

4.4.3 Bonus for the grant of quota system generation concession agreement

The quota system generation concession agreement provides for the payment of a bonus for the grant to the Granting Authority, pursuant to paragraph 7 of article 8 of Law 12,783/2013.

This bonus is recognized as a financial asset because it represents an unconditional right to receive cash, guaranteed by the Granting Authority during the term of the concession and without risk of demand.

The remuneration of this financial asset is based on the Weighted Average Cost of Capital - WACC defined by the National Energy Policy Council (CNPE) in Resolution 2/2015, which is being presented in the statement of income as operating revenue in accordance with the Company's business model.

4.4.4 Concession of power generation

The Company has operated and operates concession agreements for power generation that contain indemnification clauses for the infrastructure not depreciated, amortized and/or received during the concession term. After maturity, the residual balances of the assets are transferred to Accounts receivable related to the concession. At the end of each reporting period, Management evaluates the recoverability of the asset, remeasuring its cash flow based on its best estimate.

4.5 Contract assets

Represented by the construction in progress or in service of the infrastructure delegated by the Granting Authority, conditional upon the receipt of revenue not only by the passage of time, but after fulfilling the performance obligation to maintain and operate the infrastructure.

4.5.1 Power distribution service concession

Represents the concessionaire's contractual right related to the works under construction to meet the needs of the concession, accounted for at cost plus financial charges, when applicable.

When the assets are put into operation, the assets are transferred to the intangible asset, in the amount equivalent to what will be remunerated by the user through payment of the fee for the use of the services, or to the accounts receivable associated to the concession, in the amount equivalent to the residual portion of the assets not amortized, which will be reverted to the Granting Authority through indemnification at the end of the concession.

4.5.2 Power gas distribution service concession

Construction in progress for the distribution of piped gas which will be transferred to intangible assets upon their entry in operation and to the extent that the right (authorization) is received to charge the users of the public service. The amount that will not be amortized within the term of the concession is transferred to Accounts receivable related to the concession. The balances relating to the piped gas distribution service concession are presented under asset held for sale in view of the Compagas divestment process (Note 39).

4.5.3 Power transmission concession

Represents the balance of public electricity transmission contracts signed with the Granting Authority to build, operate and maintain the high voltage lines and substations of the generation centers up to the distribution points.

During the term of the concession agreement, the Company receives, subject to its performance, a remuneration denominated Annual Revenue Allowance (RAP) that remunerates the investments made in the construction of the infrastructure and covers also, the costs of operation and maintenance incurred.

After the beginning of the commercial operation and insofar as the operation and maintenance service - O&M is provided, the portion of RAP referring to O&M revenue is recognized in profit or loss at fair value, on a monthly basis, and billed together with the revenue part recognized in the construction phase, referring to the remuneration of the built-up assets. This amount billed after complying with the O&M performance is reclassified to the financial asset under Customers until its effective receipt.

The Company estimates its revenue in the construction phase at fair value based on the budgeted cost of the work and used by management as a parameter for bidding on the concession auction. Fair value revenue comprises the budgeted cost for the entire construction period plus the construction margin, which represents sufficient profit to cover the costs of managing and monitoring the work.

The remuneration rate of each concession is determined by the projection of the expected cost, of the profit margin on the cost in the construction phase and also of the projection of the RAP to be received, already net of the variable consideration estimate (PV) and the RAP part of the O&M performance. This fair value valuation technique using the income approach discounts cash flow for the entire concession period, determining at initial recognition the implied rate that zeroes the flow over time. This remuneration rate is fixed at the initial period and does not change during the performance of the contract and represents the market rate in effect at the time under the conditions of the negotiation between parties.

The assets arising from the construction of the transmission infrastructure are formed by the recognition of construction revenue, according to the percentage of completion of the construction (Note 4.13), and by their financial remuneration (Note 4.12.2).

The Company recognizes gains and losses due to efficiency or inefficiency in the construction of the infrastructure and due to periodic tariff review (RTP), when incurred, directly in the statement of income for the year.

Upon expiration of the concession, any uncollected amounts related to the construction of infrastructure shall be received directly from the Granting Authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

Existing System Basic Network - RBSE

The assets that compose the Existing System Basic Network - RBSE are made up of an economic component, referring to the cost of capital of the assets not depreciated in July 2017, and a financial component, resulting from the right for the Annual Permitted Revenue (RAP) of the Concession Agreement No. 060/2001, not received in the period from January 2013 to June 2017, plus monetary adjustment and remuneration interest.

4.6 Accounts payable related to the concession

These refer to the amounts set forth in the concession agreement in connection with the right to explore hydraulic power generation potential (onerous concession), whose agreement is signed as Use of Public Property (UBP) agreements. The obligation is recognized on the date of signature of the concession agreement corresponding to the present value of future cash payments for the concession. The liability is then remeasured using the effective interest rate and reduced by contractual payments.

4.7 Inventories (including property, plant and equipment and contract assets)

Materials and supplies in inventory, classified under current assets, and those assigned for investments, classified under property, plant and equipment, and contract assets, have been recorded at their average acquisition cost. Recorded amounts do not exceed their net realizable value.

4.8 Property, Plant and Equipment

The property, plant and equipment related to the public service concession agreement are depreciated according to the straight-line method based on annual rates set forth and reviewed periodically by Aneel, which are used and accepted by the market as representative of the economic useful lives of the assets related to concession's infrastructure. Property, plant and equipment related to contracts for the use of public property under the independent electricity producer scheme are depreciated based on annual rates established by Aneel limited to the concession period. All other property, plant and equipment are depreciated using the straight-line method based on estimates of their useful lives, which are reviewed annually and adjusted if necessary.

Costs directly attributable to construction works as well as interest and financial charges on borrowings from third parties during construction are recorded under property, plant and equipment in progress, if it is probable that they will result in future economic benefits for the Company.

4.9 Intangible Assets

These comprise software acquired from third parties and software developed in-house and are measured at acquisition cost and amortized over five years, besides Intangible assets from Concession Agreements below.

4.9.1 Onerous concession of electric power generation and piped gas

Corresponds to acquisition of exploration rights on hydropower potential and piped gas whose onerous concession contract is signed as Use of Public Property - UBP and/or Grant Bonus.

This asset is recognized at the present value of future cash disbursements during the Concession Agreement term. At the date of start of commercial operation or acquisition of exploration rights on hydropower potential and piped gas, the amount presented is fixed and amortized over the concession period.

4.9.2 Hydrological risk renegotiation (Generation Scaling Factor - GSF)

Asset consisting of the renegotiation of the hydrological risk under the terms of Law No. 13,203/2015 and subsequent changes, arising from the amounts recovered from the cost with the adjustment of the Energy Reallocation Mechanism - MRE (GSF). The amount was transformed by Aneel into an extension of the concession period, which is amortized on a straight-line basis until the end of the new concession period.

4.9.3 Power distribution service concession

This comprises the right to control infrastructure, built or acquired as part of the electric energy public service concession, and the right to charge fees to the users of the public service.

Intangible assets are recorded at their fair acquisition and construction value, less accumulated amortization and impairment losses, when applicable. The amortization of intangible assets reflects the pattern in which it is expected that future economic benefits will flow to the Company during the concession period.

During the infrastructure construction phase costs are classified as contract assets (Note 4.5).

4.9.4 Piped gas distribution service concession

Intangible assets for piped gas distribution services, which correspond to the right to charge users for the gas supply.

This intangible asset was initially recognized at acquisition or construction cost, plus interest and other capitalized finance charges. This asset is amortized using the straight-line basis over its estimated useful life, considering the economic benefits generated by intangible assets.

During the infrastructure construction phase, costs are classified as contract assets (Note 4.5). The balances relating to the piped gas distribution service concession are presented under asset held for sale in view of the Compagas divestment process (Note 39).

4.9.5 Intangible assets acquired separately

Intangible assets with a finite useful life, acquired separately, are recorded at cost, less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at the end of each reporting period, with the effect in estimate being accounted for on a prospective basis.

4.9.6 Derecognition of intangible assets

An intangible asset is derecognized when no future economic benefits are expected from use or disposal. Gains or losses arising from disposal of an intangible asset are recognized in profit or loss, measured as the difference between net disposal proceeds and the carrying amount of the asset.

4.10 Impairment of assets

Assets are assessed to detect evidence of impairment.

4.10.1 Financial assets

Provisions for losses on financial assets are based on assumptions about default risk, existing market conditions and future estimates at the end of each year.

The Company applies the simplified approach of IFRS 9 / CPC 48 to the measurement of expected credit losses for the entire existence of financial assets that do not have significant financing components, by considering a provision for expected loss over a useful life for all trade accounts receivable. To measure expected credit losses, trade accounts receivable is grouped based on shared credit risk characteristics, number of days late, in the amount considered enough to cover losses on the realization of these assets, based on specific criteria of the payment history, collection actions carried out for the credit recovery and relevance of the amount due in the receivables portfolio.

4.10.2 Non-financial assets

When there is a loss arising from situations in which the asset's book value exceeds its recoverable amount, defined as the higher of the asset's value in use and the fair value net of the asset's selling expenses, this loss is recognized in profit or loss for the year.

For impairment testing purposes, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGU).

The amount of the impairment of non-financial assets is reviewed at the reporting date. In case of reversal of impairment losses that had been recorded in prior years, this reversal is recognized in current year's profit or loss.

Assets arising from onerous concession and rights of concession and/or authorization to generate electricity, classified as intangible assets, have their impairment tested along with the other assets of that cash-generating unit.

The impairment of contract assets in their construction phase is tested immediately, mainly considering the use of the effective interest rate fixed at the beginning of the project and carried to the end of the concession cash flow. After the beginning of the commercial operation, the portion of revenue recognized is tested for impairment in the accounts receivable from customers. For the receivable part conditioned to fulfill the performance obligation to maintain and operate the infrastructure, the Company has no history and no expectation of losses, since amount is subject to guarantee structures, via shared apportionment of eventual default losses among the other members of the national interconnected system managed by National Electric System Operator (ONS) and by the jurisdiction of the sector.

4.11 Provisions

Provisions are recognized when: i) the Company has a present obligation (legal or not formalized) resulting from a past event, ii) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and iii) a reliable estimate can be made of the amount to settle the obligation.

The estimates of outcomes and financial impacts are determined by the Company, which requires use of judgment by Management, supplemented by the experience of similar past transactions and, in some cases, by independent expert reports.

The amounts corresponding to the main portion of the provision are recognized in the operating result or in assets and the monetary restatement, if any, is recognized in the financial result. Socio-environmental provisions are recorded under assets when incurred during the implementation phase of projects, or even later, after entry into commercial operation, when considered conditions for obtaining/renewing operation and maintenance licenses.

Contingent assets and liabilities are not recognized in accounting but are disclosed in notes to the financial statements when it is probable that future economic benefits will be recognized, for the assets, or when the probability of an outflow of resources is assessed as possible, in the case of liabilities.

4.12 Revenue recognition

4.12.1 Revenue from contracts with customers

Revenue is measured based on the consideration that the Company expects to receive in a contract with the customer, net of any variable consideration. The Company recognizes revenues when it transfers control of the product or service to the customer and when it is probable to receive the consideration considering the client's ability and intention to pay the consideration when due. The Company's operating revenue comes mainly from the electricity supply and from the electric network availability.

The revenue from electricity supply is recognized monthly based on the data for billing that are determined by the average MW of contracted electricity and declared with the CCEE. When the information is not available, the Company estimates the revenue considering the contracts' rules, the price estimate and the volume provided.

For wind power generation companies subject to minimum generation amounts, the Company understands that it is subject to variable consideration, and for this reason, includes a provision for non-performance based on the annual generation estimates, reducing revenue.

Revenue from electric power supply and network availability is recognized monthly based on measured and effectively billed energy. In addition, the Company records unbilled revenue, by estimate based on the last measurement taken. and/or considering the contracted and seasonalized energy in the month. The concession contract for the public electricity distribution service provides for compensation for non-performance of quality indicators which, when incurred, are accounted for as a reduction in revenue from the use of the main distribution and transmission grid.

4.12.2 Interest income

Interest income is recognized when it is probable that future economic benefits will flow to the Company and its amount can be reliably measured. Interest income is recognized on a straight-line basis and based on time and the effective interest rate on outstanding principal amounts. The effective interest rate is the one that discounts the estimated future cash receipts calculated during the estimated life of the financial asset in relation to initial net carrying amount of that asset.

Regarding the contract assets of the power transmission concession, financial compensation revenue is recognized using the implicit remuneration rate established at the beginning of each project, which is presented in the statement of income as operating income in accordance with the Company's business model.

4.13 Construction revenues and costs

Revenue related to construction services for infrastructure in the power transmission and distribution services, and gas distribution, are recognized over time based on the stage of completion of the work.

The respective costs are recognized when incurred, in the statement of income for the year, as construction cost.

Given that Copel DIS and Compagas outsource the construction of distribution infrastructure to unrelated parties through works carried out in the short term, the construction margin to the power and gas distribution activities result in no significant amounts, resulting in the non-recognition of such margin. The construction margin adopted for transmission activity derives from a calculation methodology that considers business risk.

The balances of construction revenue and costs relating to the piped gas distribution service concession are presented under discontinued operations results in view of the Compagas divestment process (Note 39).

4.14 Power purchase and sale transactions in the Spot Market (Electric Energy Trading Chamber - CCEE

Power purchase and sale transactions in CCEE are recorded on the accrual basis of accounting, based on data released by CCEE, which are calculated by the product of the Differences settlement prices - PLD multiplied by the energy surplus declared with CCEE, or, when such information is not available in a timely manner, by an estimate prepared by Management.

4.15 Derivative Financial Instruments

4.15.1 Power purchase and sale transactions

The Company negotiates energy purchase and sale agreements and part of its contracts are classified as derivative financial instruments measured at fair value through profit or loss.

Unrealized net gains or losses arising from the mark-to-market of these contracts (difference between contractual and market prices) are recorded as operating income or operating costs in the Statement of income.

4.16 Taxes

4.16.1 Income Tax and Social Contribution

The taxation on profit comprises income tax and social contribution calculated based on the taxable profits (adjusted profit) of each taxable entity at the applicable tax rates according to prevailing legislation, namely, at 15%, plus 10% surtax on the amount exceeding R$240 per year, for income tax and at 9% for social contribution.

Income tax and social contribution losses can be offset against future taxable profits, considering the limit of 30% of the taxable profit for the period, and can be carried forward indefinitely.

4.16.2 Deferred income tax and social contribution

The Company, based on its profitability history and the expectation of generating future taxable profits, based on its internal projections prepared for reasonable periods for its business, sets up a deferred tax asset on temporary differences between the tax bases and on tax losses and negative tax basis.

The deferred income tax and social contribution are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used for tax calculation purposes, to the extent that there will probably be sufficient taxable profits against which the temporary differences can be utilized and the tax losses can be offset.

Deferred tax assets and liabilities may be offset if there is a legal right to offset the current tax assets and liabilities and they relate to the same taxing authority.

4.16.3 Other taxes recoverable and other tax obligations

Sales and services revenues are subject to value-added tax (ICMS or VAT) and service tax (SS), at the applicable rates, and to the PIS (Social Integration Program) and COFINS (Contribution for Social Security Funding). Credits resulting from non-cumulative PIS and COFINS charges are accounted for as reductions to operating costs in the statement of income.

Credits arising from non-cumulative ICMS, PIS and COFINS related to the purchase of assets are presented as reductions to the acquisition cost of these assets. Prepayments or amounts that can be offset are presented in current and non-current assets, according to their expected realization.

4.17 Post-employment benefits

The Company and its subsidiaries sponsor pension plans to supplement retirement and pension plans and the Assistance Plan (medical and dental assistance) for their active employees and their legal dependents. The amounts of these actuarial commitments (contributions, costs, liabilities and/or assets) are evaluated annually by an independent actuary, with the base date that coincides with the end of the year. The economic and financial assumptions for the purposes of the actuarial valuation are discussed with the independent actuary and approved by the Management.

The assets of the benefit plans are valued at market value (marked-to-market) by the Company. The value of the net plan liability is recognized at the present value of the actuarial obligation, less the fair value of the plan assets. The adoption of the projected credit unit method adds each year of service as a triggering event for an additional benefit unit, adding up to the calculation of the final obligation.

Other actuarial assumptions are used, which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, Fundação Copel de Previdência e Assistência Social.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

4.18 Right to use lease assets and liabilities

Upon entering into a lease agreement, the right to use assets is recorded at present value, with a corresponding entry to a lease liability of the same amount, except for agreements that meet the exemption criteria of the accounting standard (short-term leases, low value or those that foresee variable remuneration). After initial measurement, the amortization of the right-of-use asset is recorded in operating result and interest on the lease liability in financial result. To define the interest rate, the Company uses as a basis the nominal rate practiced in the last funding of the Copel group, disregarding subsidized or incentivized funding.

4.19 Assets and liabilities held for sale and discontinued operation

Assets and liabilities are classified as held for sale when their carrying value is recoverable through sale. The reclassification of the asset should only be carried out when the sale is highly probable, which means that it must be available for immediate sale under current conditions and there must be a commitment from senior management to the divestment, expected to be completed within 12 months from the date of reclassification. Assets held for sale and associated liabilities are measured at the lower of the book value and the net fair value of selling expenses. If the asset represents an important separate line of business, such transaction is considered a discontinued operation, and its results and cash flows are presented segregated.

4.20 Added Value Statement - DVA

This demonstration aims to highlight the wealth generated by the companies as well as their distribution during a certain period. It is presented, as required by Brazilian corporate law, as part of its individual financial statements and as supplementary information to the consolidated financial statements, since it is not an expected or mandatory statement under IFRS.

4.21 Standards applicable to the Company effective January 1, 2023

The following changes, with no significant impact on the Company's financial statements, are effective as of January 1, 2023:

(i) CPC 26 / IAS 1 and IFRS practical expedient 2: change in disclosures of significant accounting policies for material accounting policy information (from January 1, 2023);

(ii) CPC 50 / IFRS 17: new standards for insurance contracts, replacing CPC 11 /IFRS 4 - the Company does not have any contracts that meet the definition of an insurance contract (from January 1, 2023);

(iii) CPC 23 / IAS 8: updating of accounting estimates definitions (from January 1, 2023);

(iv) CPC 32 / IAS 12: amendment to the treatment of deferred tax related to assets and liabilities arising from a single transaction and updates arising from the changes to the International Tax Reform – Pillar Two Model Rules (from January 1, 2023).

4.22 New standards that are not yet in effect

As of the following fiscal years, the changes below will be in effect:

(i) CPC 26 / IAS 1: requirements for classifying Liabilities as Current or Non-Current and for presenting Non-Current Liabilities with Covenants (from January 1, 2024);

(ii) CPC 06 / IFRS 16 - Leases: changes related to sale and leaseback operations (from January 1, 2024);

(iii) CPC 03 / IAS 7 - Statement of Cash Flows and CPC 40 / IFRS 7 - Financial Instruments: requirements for disclosure of supplier financing agreements (from January 1, 2024);

(iv) CPC 02 / IAS 21 - Effects of Changes in Exchange Rates and Conversion of Financial Statements (from January 1, 2025);

(v) CPC 36 / IFRS 10 and CPC 18 / IAS 28: changes related to the sale or contribution of assets between an investor and its associate or joint venture (no defined effective date).

The Company does not expect significant impacts on the Company's financial statements resulting from these changes in standards.

5. Cash and Cash Equivalents

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cash and bank accounts	96	173	223,298	222,641
Financial investments with immediate liquidity	2,231,317	199,704	5,411,325	2,455,816
	2,231,413	199,877	5,634,623	2,678,457

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus income net of income tax earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company and its subsidiaries refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments, depending on the incidence of IOF and the liquidity period negotiated at the time of contracting, have post-fixed interest rates between 92.0% and 103,5% of Interbank Deposit Certificate ("CDI").

The balance as of December 31, 2023, includes the funds received resulting from the public offering for primary distribution of 246,256,841 shares issued by the Company, totaling the value of R$2,031,619, as described in Note 1.

6. Bonds and Securities

The Company and its subsidiaries hold securities that yield variable interest rates. The term of these securities ranges from 1 to 54 months from the end of the period, however, most of the balance is recorded in noncurrent assets as they refer to funds tied to the financial guarantee of long-term contracts.

		Parent Company		Consolidated	
Category	Index	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Units in Funds (a)	CDI	93	93	410,012	353,454
Bank Deposit Certificates - CDB	96% to 101% of CDI	-	-	85,483	77,602
		93	93	495,495	431,056
	Current	93	93	4,763	93
	Noncurrent	-	-	490,732	430,963

Interbank Deposit Certificate - CDI

(a) These are mostly reserve accounts intended for the fulfillment of contracts with the BNDES.

7. Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 12.31.2023	Total 12.31.2022
Electricity sales to final customers and Charges for use of the system - Copel DIS (a)	2,428,632	395,161	157,947	2,981,740	2,513,664
Electricity sales to final customers	207,084	4,414	6,303	217,801	208,631
Other consumers receivables	90,694	71,771	39,850	202,315	111,436
Energy supply - Concessionaires, permission holder and trading companies	437,348	24,184	9,555	471,087	483,218
CCEE (7.1)	70,048	-	119,665	189,713	196,627
Charges for use of the transmission system	68,161	7,314	10,680	86,155	71,466
Gas distribution	-	-	-	-	138,770
(-) Expected credit losses (7.2)	(19,588)	(40,195)	(222,599)	(282,382)	(271,943)
	3,282,379	462,649	121,401	3,866,429	3,451,869
Current				3,761,170	3,342,050
Noncurrent				105,259	109,819

(a) Includes the balance of debt installments at present value, considering the amount to be discounted, the realization dates, the settlement dates and the discount rate of 1.22% p.m. (1.10% p.m. on December 31, 2022).

7.1 Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of HPP Colíder. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, could be postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.2.

Copel GeT filed a lawsuit in 2018 against Aneel with the aim of challenging the resolutions that rejected the request to recognize the exclusion of liability for the displacement of the implementation schedule of the HPP Colíder contained in Concession Contract No. 01/2011-MME-UHE Colíder, of which it is the holder, while also maintaining the supply schedule in the Power Trading Contracts in the Regulated Environment (CCEAR). A provisional injunction in favor of the Company was granted by the Federal Regional Court of the 1st Region ("TRF1") to suspend the sanctioning and contractual effects of the disputed resolutions. In May 2023, a ruling was issued by the competent Federal Court, partially recognized the requests. Copel GeT filed an appeal with the TRF1 defending the extension of the recognition of the exclusions for the entire period and renewed the request for appellate relief to maintain the suspension of the effects of Aneel's deliberations, until the judgment of the appeal, which was again granted in August 2023 by the Reporting Judge. The appeal is awaiting processing and judgment.

COPEL
Companhia Paranaense de Energia

The contracted energy of the plant is 125 MW average. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

7.2 Expected credit losses

Consolidated	Balance as of January 1, 2022	Additions/ (Reversals)	Write offs (a)	Balance as of December 31, 2022	Additions/ (Reversals)	Write offs (a)	Reclassi-fication (b)	Balance as of December 31, 2023
Electricity sales to final customers and Charges for use of the system - Copel DIS	154,083	114,718	(149,263)	119,538	99,685	(85,356)	-	133,867
Electricity sales to final customers and other consumers receivables	1,205	11,327	-	12,532	2,792	-	-	15,324
Energy supply - Concessionaires, permission holder and trading companies	19,763	(5,353)	(4,583)	9,827	4,533	(834)	-	13,526
CCEE (7.1)	119,665	-	-	119,665	-	-	-	119,665
Gas distribution	9,885	1,064	(568)	10,381	286	(329)	(10,338)	-
	304,601	121,756	(154,414)	271,943	107,296	(86,519)	(10,338)	282,382

(a) Net losses from recovered invoice balances.
(b) Reclassification to Assets classified as held for sale (Note 39).

8. Net Sectorial Financial Assets and Liabilities

The Sectorial Financial Assets and Liabilities comprise the differences calculated between the balances considered in the tariff coverage to cover energy costs, charges and other financial components, and the actual costs incurred, resulting in a balance to be received by the distributor or to be refunded to consumers. The current balance consists of amounts approved by Aneel in the last tariff adjustment and amounts that will be ratified in the next tariff events.

Consolidated	Balance as of January 1, 2023	Operating revenues Constitution	Operating revenues Amortization	Financial results Updating	Tariff flags	Statement of Financial Position Constitution	Balance as of December 31, 2023
Portion A							
Electricity purchased for resale - Itaipu	819,649	(70,096)	(702,517)	59,495	-	-	106,531
Electricity purchased for resale - CVA Energ	(582,059)	(444,221)	595,568	(36,565)	112	-	(467,165)
Transport of energy using the transmission system - basic grid	253,766	540,084	(244,243)	51,550	-	-	601,157
Transport of energy purchased from Itaipu	10,706	50,824	(10,188)	3,251	-	-	54,593
ESS	227,329	271,966	(323,495)	23,651	(56,967)	-	142,484
CDE	200,493	(55,037)	(149,314)	5,138	-	-	1,280
Proinfa	42,078	(32,344)	(22,660)	(1,569)	-	-	(14,495)
Other financial components							
Refunds of Pis and Cofins	(765,573)	-	1,525,351	-	-	(1,462,673)	(702,895)
Neutrality	98,598	(41,000)	(79,292)	2,072	-	-	(19,622)
Offset of bilateral contracts under CCEAR	(186)	-	186	-	-	-	-
Hydrological risk	(524,806)	(431,385)	504,007	(23,216)	-	-	(475,400)
Tariff refunds	(175,460)	(92,589)	96,560	(10,118)	-	-	(181,607)
Overcontracting	436,324	327,874	(176,556)	46,848	(297)	-	634,193
Itaipu Bonus	4,943	(68)	(66,026)	(1,076)	-	58,984	(3,243)
Water shortage account	(71,188)	-	71,188	-	-	-	-
CDE Eletrobras	(184,100)	165,167	24,583	(8,336)	-	(39,196)	(41,882)
Other	107,629	(13,446)	(108,315)	(2,872)	-	-	(17,004)
	(101,867)	176,268	894,887	63,263	(56,762)	(1,442,886)	(473,046)
Current assets	180,888						16,473
Noncurrent assets	180,888						16,473
Current liabilities	(423,814)						(478,104)
Noncurrent liabilities	(48,841)						(27,888)

Consolidated	Balance as of December 31, 2021	Operating revenues - Constitution	Operating revenues - Amortization	Financial results - Updating	Tariff flags	Statement of Financial Position - Constitution	Balance as of December 31, 2022
Portion A							
Electricity purchased for resale - Itaipu	1,236,966	344,732	(914,566)	102,517	-	-	819,649
Electricity purchased for resale - CVA Energ	(475,842)	(540,360)	429,160	(36,149)	41,132	-	(582,059)
Transport of energy using the transmission system - basic grid	180,521	213,107	(152,329)	12,467	-	-	253,766
Transport of energy purchased from Itaipu	14,018	8,125	(11,823)	386	-	-	10,706
ESS	531,230	417,465	(324,194)	46,467	(443,639)	-	227,329
CDE	(18,786)	392,608	(201,781)	28,452	-	-	200,493
Proinfa	10,501	77,631	(53,235)	7,181	-	-	42,078
Other financial components							
Refunds of PIS and Cofins	(337,350)	-	1,164,877	-	-	(1,593,100)	(765,573)
Neutrality	31,177	94,338	(81,461)	4,544	-	-	38,598
Offset of bilateral contracts under CCEAR	(184)	(239)	385	(148)	-	-	(186)
Hydrological risk	(604,152)	(463,625)	570,582	(27,611)	-	-	(524,806)
Tariff refunds	(198,987)	(66,856)	101,635	(11,250)	-	-	(175,460)
Overcontracting	(78,596)	522,321	53,319	15,420	(76,140)	-	436,324
Itaipu Bonus	(26,451)	46,915	(6,240)	(4,968)	-	(4,713)	4,943
Water shortage account	-	-	76,949	(2,293)	-	(145,844)	(71,188)
CDE Eletrobras	-	165,214	-	(13,803)	-	(335,511)	(184,100)
Other	110,196	86,068	(100,367)	13,933	-	(1,701)	107,629
	474,801	1,287,402	660,481	136,646	(472,887)	(2,080,389)	(101,367)
Current assets	333,740						180,888
Noncurrent assets	333,740						180,888
Current liabilities	(139,770)						(433,914)
Noncurrent liabilities	(162,409)						(48,341)

Refunds of PIS and Cofins

In the annual tariff adjustment processes, Copel DIS allocated R$1,462,673 in 2023 and R$1,593,100 in 2022 referring to the tax credit arising from the legal lawsuit regarding State VAT (ICMS) exclusion from the PIS and Cofins calculation bases (Note 12.2.1).

9. Accounts Receivables - Concessions

Consolidated		12.31.2023	12.31.2022
Power distribution service concession (9.1)		1,954,679	1,442,819
Bonus from the grant of concession agreements under the quota system (9.2)		792,741	766,832
Generation concession agreements (9.3)		71,835	68,642
		2,819,255	2,278,293
	Current	9,354	8,603
	Noncurrent	2,809,901	2,269,690

9.1 Power distribution service concession

Balance as of January 1, 2022	1,200,708
Transfers from contract assets (Note 10.1)	168,072
Transfers to other receivables (assets held for disposal)	(5,048)
Fair value recognition	79,169
Loss on disposal	(82)
Balance as of December 31, 2022	1,442,819
Transfers from contract assets (Note 10.1)	451,250
Transfers to other receivables (assets held for disposal)	(1,287)
Fair value recognition	62,167
Loss on disposal	(270)
Balance as of December 31, 2023	1,954,679

Balance corresponding to the estimated portion of investments made in the public service infrastructure whose useful life exceeds the concession period and which, according to the contractual provision, will be indemnified by the Granting Authority at the end of the concession.

9.2 Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2022	730,851
Transfers to electricity grid use charges - customers	(82,458)
Interest (Note 30.1)	118,439
Balance as of December 31, 2022	766,832
Transfers to electricity grid use charges - customers	(88,461)
Interest (Note 30.1)	114,370
Balance as of December 31, 2023	792,741

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Granting Authority, amounting to R$574,827, as per Aneel Invitation to Bid 12/2015.

The amount of the bonus for the grant was recognized as a financial asset due to the unconditional right of Copel GeT to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

9.3 Power generation concessions agreements

Balance as of January 1, 2022	102,220
Remeasurement	1,934
Fair value adjustment	(35,512)
Balance as of December 31, 2022	68,642
Fair value adjustment	3,193
Balance as of December 31, 2023	71,835

Residual balance of the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balance was reclassified to accounts receivable related to the concession and subsequently measured at the best estimate of fair value. In 2015, Copel GeT expressed to Aneel its interest in receiving the indemnifiable amount, with proof of the realization of the respective investments, and in 2022, it filed the updated indemnifiable amount evaluation report (Note 34.2.1 - e).

10. Contract assets

Consolidated	12.31.2023	12.31.2022
Power distribution service concession (10.1)	2,201,958	2,332,171
Piped gas distribution service concession (10.2)	-	30,032
Power transmission concession (10.3)	5,403,103	5,310,476
	7,605,061	7,672,679
Current	284,616	220,660
Noncurrent	7,320,445	7,452,019

10.1 Power distribution service concession contract

Consolidated	Assets	Special liabilities	Total
Balance as of January 1, 2022	1,851,866	(53,671)	1,798,195
Acquisitions	2,092,117	-	2,092,117
Customers contributions	-	(243,916)	(243,916)
Transfers to intangible assets (Note 17.1)	(1,332,118)	194,794	(1,137,324)
Transfers to accounts receivable - concessions (Note 9.1)	(197,912)	29,840	(168,072)
Loss on disposal	(8,829)	-	(8,829)
Balance as of December 31, 2022	2,405,124	(72,953)	2,332,171
Acquisitions	2,305,311	-	2,305,311
Customers contributions	-	(339,277)	(339,277)
Transfers to intangible assets (Note 17.1)	(1,888,949)	273,071	(1,615,878)
Transfers to accounts receivable - concessions (Note 9.1)	(507,401)	56,151	(451,250)
Other transfers	(12,391)	-	(12,391)
Loss on disposal	(16,728)	-	(16,728)
Balance as of December 31, 2023	2,284,966	(83,008)	2,201,958

Balance composed of works in progress mainly related to the construction and expansion of substations, distribution lines and networks and measuring equipment, measured at historical cost, net of special liabilities. As these works are concluded, the amounts are transferred to Accounts receivable related to the concessions and Intangible assets, according to the form of remuneration. During the construction phase, loans, financing and debentures costs are capitalized. In 2023, these costs totaled R$19,041, at an average rate of 0.32% p.a. (R$17,903, at an average rate of 0.38% p.a., in 2022).

10.2 Piped gas distribution service concession contract

Balance as of January 1, 2022	29,815
Acquisitions	13,955
Transfers to intangible assets (Note 17.3)	(13,738)
Balance as of December 31, 2022	30,032
Acquisitions	25,510
Transfers to intangible assets (Note 17.3)	(11,503)
Reclassification (a)	(44,039)
Balance as of December 31, 2023	-

(a) Reclassification to Assets classified as held for sale (Note 39).

10.3 Transmission service concession contract

	Concession assets	RBSE assets	Total
Balance as of January 1, 2022	3,632,386	1,427,652	5,060,038
Realization of gains/losses in business combinations	721	-	721
Transfers to electricity grid use charges - customers	(389,939)	(213,378)	(603,317)
Transfers to property, plant and equipment	(3,822)	-	(3,822)
Transfers from litigations	(1,558)	-	(1,558)
Remuneration	509,722	201,926	711,648
Construction revenue	89,166	-	89,166
Construction income	1,458	-	1,458
Loss from inefficiency (10.3.1)	56,142	-	56,142
Balance as of December 31, 2022	3,894,276	1,416,200	5,310,476
Realization of gains/losses in business combinations	722	-	722
Transfers to electricity grid use charges - customers	(423,851)	(294,975)	(718,826)
Transfers to property, plant and equipment	(4,086)	-	(4,086)
Transfers from litigations	(458)	-	(458)
Remuneration	521,308	194,722	716,030
Construction revenue	85,181	-	85,181
Construction income	1,410	-	1,410
Gain from efficiency (10.3.1)	12,654	-	12,654
Balance as of December 31, 2023	4,087,156	1,315,947	5,403,103

In June 2022, Technical Note No. 85/2022-SGT/Aneel was issued, which dealt with the analysis of the requests for reconsideration on the payment of the financial component and reprofiling of the RBSE Assets, with a monocratic decision (Order No. 1,762/2022) deliberated by a director of Aneel on the subject. This decision was suspended by the collegiate, according to Order No. 1,844/2022, and the terms of that Technical Note are under discussion by the advisors of the Aneel Board of Directors, together with the Superintendence of Tariff Management and Economic Regulation, about the assumptions, methodologies and calculations considered for the formation of this tariff component. More recently, on April 27, 2023, Technical Note No. 85/2023-SGT/Aneel was issued, which presented a technical analysis of the statements about the calculations presented in Technical Note No. 085/2022-SGT/Aneel. Considering that this matter has not yet been deliberated by Aneel Board of Directors, the values approved by Aneel Resolution No. 2,847 of April 22, 2021, are still in effect and appropriate.

10.3.1 Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed. In June 2023, Aneel ratified the tariff review of Copel GeT Concession contracts No. 006/2008 - Bateias/Pilarzinho, No. 022/2012 - Londrina/Figueira and No. 002/2013 - Assis/Paraguaçu Paulista II, with positive repositioning in nominal terms of 11.15%, 4.15% and 7.84%, respectively, generating a gain of R$4,014 (in 2022, the tariff review of the Costa Oeste and Marumbi contracts resulted in a gain of R$30,654).

10.3.2 Assumptions adopted for the calculation of contract assets

	12.31.2023			12.31.2022		
	Concession assets	RBSE assets		Concession assets	RBSE assets	
		Financial	Economic		Financial	Economic
Construction margin	1.65 %	N/A	N/A	1.65 %	N/A	N/A
Operating and maintenance margin	1.65 %	N/A	N/A	1.65 %	N/A	N/A
Remuneration rate (a)	9.60 % p.a.	8.11 % p.a.	11.10 % p.a.	9.58 % p.a.	8.11 % p.a.	11.10 % p.a.
Contract correction index	IPCA (b)	IPCA	IPCA	IPCA (b)	IPCA	IPCA
Annual RAP, according to Ratifying Resolution (c)	574,028	201,158	157,525	523,713	91,276	151,560

(a) Average rate of contracts

(b) Contract 075/2001 - LT 230 kV Bateias - Jaguariaíva, from Copel GET, and contract 002/2005 - LT 525 kV Ivaiporã - Londrina, from Uirapuru, are adjusted by the IGPM.

(c) increase in the RAP financial portion of RBSE assets, due to the re-profiling defined by Aneel Homologatory Resolution No. 2,847/2021.

11. Other Receivables

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.10)	-	-	1,101,684	1,081,758
Services in progress (a)	1,660	-	328,972	369,916
CDE Transfer (11.1)	-	-	133,375	83,649
Materials and supplies for power electricity	-	-	61,317	58,367
Disposals and decommissioning in progress	7	7	48,228	39,768
Advance payments to employees	373	536	17,333	20,768
Contractual advances to suppliers	-	-	15,371	12,709
Bonus for voluntary consumption reduction	-	-	2,917	2,917
Employees transferred compensation to be recovered	305	305	503	1,261
Other receivables	104	147	93,372	157,719
	2,449	995	1,803,072	1,828,832
Current	2,431	977	949,732	897,380
Noncurrent	18	18	853,340	931,452

(a) Refers, most of which, to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose.

11.1 CDE Transfer

Values of the Energy Development Account - CDE to cover tariff discounts on electricity distribution tariffs, defined in Law No. 10,438/2002 and Decree No. 7,891/2013. The values are stipulated in the Annual Tariff Adjustment/Revision and correspond to the period from June of the current year to May of the next year. Monthly, the Company estimates the differences to be compensated in the next tariff adjustment.

12. Taxes

12.1 Deferred income tax and social contribution

Parent Company	Balance as of January 1, 2022	Recognized in income	Recognized comprehensive income	Balance as of December 31, 2022	Recognized in income	Recognized comprehensive income	Balance as of December 31, 2023
Noncurrent assets							
Provisions for legal claims	119,434	154,080	-	273,514	19,634	-	293,148
Expected credit losses	49,443	-	-	49,443	(4,851)	-	44,592
Tax losses and negative tax basis	-	16,271	-	16,271	(297)	-	15,974
Post employment benefits	4,808	463	3,854	9,125	(187)	8,528	17,466
Voluntary retirement program	5,140	(4,594)	-	546	5,659	-	6,205
Others	14,459	801	-	15,260	2,560	-	17,820
	193,284	167,021	3,854	364,159	22,518	8,528	395,205
(-) Noncurrent liabilities							
Escrow deposits monetary variation	22,989	878	-	23,867	2,645	-	26,512
Financial instruments	2,943	1,916	-	4,859	2,077	-	6,936
Others	1,868	(312)	-	1,556	716		2,272
	27,800	2,482	-	30,282	5,438	-	35,720
Net	165,484	164,539	3,854	333,877	17,080	8,528	359,485

Consolidated	Balance as of January 1, 2022	Recognized in income	Other (a)	Recognized comprehensive income	Balance as of December 31, 2022	Recognized in income	Other (a)	Reclassification (b)	Recognized comprehensive income	Balance as of December 31, 2023
Noncurrent assets										
Provision for allocation of PIS and Cofins credits	-	829,427	-	-	829,427	19,985	-	-	-	849,412
Provisions for legal claims	502,379	192,175	-	-	695,043	(41,117)	4,849	(5,498)	-	652,473
Post-employment benefits	429,121	22,724	-	(63,543)	388,291	14,774	-	(2,488)	129,001	504,812
Fair value in the purchase and sale of power	135,480	85,700	-	-	251,180	5,080	-	-	-	256,220
Impairment of assets	319,275	(17,436)	-	-	295,739	(73,978)	-	(9,120)	-	213,231
Voluntary retirement program	23,030	(22,551)	-	-	479	207,530	-	-	-	207,009
Expected credit losses	151,149	(11,412)	-	-	139,737	1,252	-	(633)	-	140,356
Tax losses and negative tax bases	121,302	73,280	-	-	195,082	(55,932)	(124)	(30,271)	-	109,235
Taxes with suspended liability	74,665	7,516	-	-	82,181	7,672	-	-	-	89,853
Lease liability	55,659	19,124	-	-	74,783	(121)	-	-	-	74,662
Research and development and energy efficiency programs	139,349	(11,788)	-	-	127,039	(59,313)	-	-	-	67,235
Amortization - concession	52,429	5,220	-	-	57,649	5,220	-	-	-	62,869
Provisions for performance and profit sharing	115,371	(100,357)	-	-	14,914	35,389	-	-	-	50,303
Concession contracts	19,789	(1,087)	-	-	18,702	(1,089)	-	-	-	17,653
Others	101,047	22,314	-	-	123,361	5,011	-	-	-	128,372
	2,284,988	872,727	-	(63,543)	3,094,172	71,370	4,725	(53,982)	129,001	3,145,076
(-) Noncurrent liabilities										
Concession contracts	1,788,474	51,919	3,155	-	1,843,548	8,891	209,036	(33,084)	-	2,028,481
Deemed cost of property, plant and equipment	328,497	(18,810)	-	-	309,687	(18,769)	-	-	-	290,918
Accelerated depreciation	102,924	25,232	-	-	128,156	19,932	-	-	-	148,593
Fair value in the purchase and sale of power	290,504	77,294	-	-	367,798	6,775	-	-	-	374,573
Escrow deposits monetary variation	65,119	7,708	-	-	72,827	12,063	-	-	-	84,890
Right-of-use asset	54,980	16,397	-	-	71,377	(1,552)	-	-	-	70,325
Transaction cost on loans and financing and debentures	28,098	2,220	-	-	30,318	11,346	-	-	-	41,664
Others	30,174	21,872	-	3,500	55,546	17,125	-	(18,552)	(2,187)	53,752
	2,688,563	184,332	3,155	3,500	2,882,555	53,283	209,036	(51,636)	(2,187)	3,088,727
Net	(403,575)	688,395	(3,155)	(67,043)	211,617	17,087	(204,311)	(2,346)	131,188	56,349
Assets presented in the Statement of Financial Position	989,259				1,844,239					1,757,833
Liabilities presented in the Statement of Financial Position	(1,284,323)				(1,517,832)					(1,636,720)

(a) Effects mainly of business combinations occurring in 2023 (Note 1.2) and 2022.

(b) Reclassification to Assets classified as held for sale (Note 39).

12.1.1 Projection for realization of deferred income tax and social contribution:

The projection of deferred tax credits realization recorded in noncurrent assets and liabilities is based on the realization period of each item of deferred assets and liabilities and tax losses, according to future results projections. These projections were evaluated by the Supervisory Board and approved by the Board of Directors on February 29, 2024.

The criteria used for the realization of each item are related to the predictability of realization of the main value that gave rise to the temporary difference. When the expectation of realization of the item is difficult to predict, mainly because it is not under the control of the Company, such as provisions for legal claims, the Company adopts history of realization to project its future realization.

Following are the items that were the basis for the setup of the main credits of the company, as well as their form of realization:

- Provision for allocation of PIS and Cofins credits: will be carried out as the amounts are passed on in the tariff review and readjustment processes approved by the regulatory body, if any, or by the reversal of the respective provision;
- Provisions for post-employment benefits: realized as the payments are made to the Copel Foundation or reversed according to new actuarial estimates;
- Provisions for legal claims: realized according to court decisions or by the reversal when the possible risk of the shares is reviewed;
- Impairment of assets: realized through the amortization and/or depreciation of the impaired asset;
- Deemed cost: realized through the amortization and/or depreciation of the valued asset;
- Amounts related to the concession agreement: realized over the term of the agreement;

- Amounts related to tax losses and negative tax basis: recovered by offsetting against future taxable income, considering the limit established in the legislation;

- Other amounts: realized when they meet the deductibility criteria provided for in tax legislation, or upon reversal of the recorded amounts.

The projected realization of the deferred taxes is shown below:

	Parent Company		Consolidated	
	Assets	Liabilities	Assets	Liabilities
2024	252,492	(1,191)	1,011,652	(349,672)
2025	8,531	(1,173)	712,514	(326,304)
2026	8,535	(1,177)	200,526	(275,776)
2027	8,539	(1,181)	101,950	(231,884)
2028	8,532	(1,174)	63,152	(198,029)
2029 to 2031	24,626	(3,534)	150,686	(489,463)
after 2031	83,950	(26,290)	919,536	(1,217,993)
	395,205	(35,720)	3,160,016	(3,089,121)

12.1.2 Unrecognized tax credits

In addition to the deferred income tax and social contribution credits recorded in assets, on December 31, 2023, the Company did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$87,410 (R$197,540, as of December 31, 2022) for not having reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits, mainly at Cutia Empreendimentos Eólicos S.A. (subsidiary of Copel GeT). As a result of the divestment process, the value of unrecognized credits of UEGA as of December 31, 2023, is presented in Note 39.

12.2 Other taxes recoverable and other tax obligations

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Current assets				
Recoverable ICMS (VAT)	-	-	158,010	128,288
Recoverable PIS/Pasep and Cofins taxes (a)	-	-	784,593	1,110,659
Other recoverable taxes	-	-	740	747
	-	-	943,343	1,239,694
Noncurrent assets				
Recoverable ICMS (VAT)	-	-	190,229	171,374
Recoverable PIS/Pasep and Cofins taxes (a)	41,078	39,810	1,982,826	2,421,176
Other recoverable taxes	-	-	83,101	34,743
	41,078	39,810	2,256,156	2,627,293
Current liabilities				
ICMS (VAT) payable (Note 12.2.2)	-	-	194,734	149,506
ICMS installment payment (Note 12.2.3)	-	-	11,365	10,437
PIS/Pasep and Cofins payable	-	28,297	34,616	70,423
IRRF on interest on capital	-	-	31,200	11,372
Special Tax Regularization Program - Pert	-	-	62,420	57,046
Other taxes	476	393	11,748	4,822
	476	28,690	346,083	303,606
Noncurrent liabilities				
Social security contributions - injunction on judicial deposit	4,030	3,676	264,868	242,248
ICMS installment payment (Note 12.2.3)	-	-	29,921	37,883
Special Tax Regularization Program - Pert	-	-	317,304	347,029
Other taxes	-	-	-	6,331
	4,030	3,676	612,093	633,491

* Balances of assets and liabilities presented on a net basis, considering the Company's right and intention to realize the assets and liabilities on a net basis.

(a) The balance contains amounts referring Pis and Cofins credit on ICMS (Note 12.2.1)

12.2.1 Pis and Cofins credit on ICMS - Copel Distribuição

On August 12, 2009, Copel DIS filed for a writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and Cofins tax base on June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing the right of Copel DIS to exclude from the PIS and Cofins tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable decision.

Based on this favorable decision, Copel DIS recognized the updated tax credit in assets which, after the credits were enabled by the Brazilian Federal Revenue Service, has been recovered through compensation with taxes payable since June 2021, for the Cofins credit and since January 2024 for PIS credit.

On May 13, 2021, the Federal Supreme Court concluded the judgment of the motions for clarification filed by the Federal Government in Extraordinary Appeal 574.706/PR, partially granting the following terms: (i) relating to ICMS excluded from the PIS and Cofins calculation basis, the understanding that it is the highlighted ICMS prevailed; and (ii) modulate the effects of the judgment whose production will take place

after March 15, 2017, except for the judicial and administrative actions filed up to the date of the session in which the judgment was delivered. Therefore, the final decision on this matter did not impact the final and unappealable decision in favor of Copel DIS, maintaining the treatment and amounts recorded.

The following table shows the movement of the asset:

Balance as of January 1, 2022		4,355,265
Monetary variation		294,952
Offsetting with taxes payable		(1,165,601)
Balance as of December 31, 2022		3,484,616
Monetary variation		256,492
Offsetting with taxes payable		(1,075,244)
Balance as of December 31, 2023		2,665,864
	Current	777,481
	Noncurrent	1,888,383

The asset will continue to be offset against future federal tax debts, respecting the deadlines and limits established by current tax legislation.

a) Liabilities to be refunded to consumers

The Company recorded a liability to be refunded to consumers related to the recovery of tax credits for the last 10 years, counting from the date of the final and unappealable decision, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts.

On February 09, 2021, Aneel opened Public Consultation No. 05/2021 aimed at discussing how to return tax credits to consumers, proposing that the amounts to be returned for each tariff cycle (credits with the Brazilian Federal Revenue Office, added to any judicial deposits already received by the concessionaire/permissionaire) are deducted from the electricity bill, through apportionment by the set of consumers.

Additionally, Aneel Order No. 361/2021 established that in exceptional situations, in which there is a possibility of a significant tariff increase, part of the PIS and Cofins credits may be used in advance of the conclusion of the public consultation, limited to 20% of the total involved in lawsuits filed by distributors.

The following table shows the movement of liabilities:

Balance as of January 1, 2022		3,326,795
Monetary variation		261,463
(-) Transfer to sectorial financial liabilities (Note 8)		(1,593,100)
Balance as of December 31, 2022		1,995,158
Monetary variation		199,241
(-) Transfer to sectorial financial liabilities (Note 8)		(1,462,673)
Balance as of December 31, 2023		731,726
	Current	558,591
	Noncurrent	173,135

The balance of the liability will be refunded to the consumer as the tax credits in the asset are offset.

b) Provision for allocation of PIS and Cofins credits

On June 27, 2022, Federal Law No. 14,385 was enacted, regulating the allocation of tax amounts overcharged by public electricity distribution service providers, due to the collection of PIS and Cofins on ICMS, recognized by the judiciary as undue.

As detailed earlier in this note, Copel DIS has recognized the right to exclude the full amount of ICMS from the PIS and Cofins calculation basis and has already transferred part of these amounts to consumers, through reductions in the tariff adjustments approved by Aneel.

In this context, despite the lack of regulation of this Law, based on the review of the risk assessment carried out by Management, Copel DIS decided to recognize an additional provision, with no immediate cash effect, referring to the period between the 11th and the 16th year from the date of the final and unappealable decision of the lawsuit. Therefore, on June 30, 2022, R$810,563 of provision for allocation of PIS and Cofins credits and R$1,011,370 of monetary restatement were recorded, totaling R$1,821,933.

The Management of Copel DIS understands that the refund to consumers is limited to the tax credit amounts of the last 10 years from the date of the final and unappealable decision and, therefore, is evaluating the appropriate measures to be taken, including legal measures, considering the shelter given to unappealable decisions and applicable limitation periods.

On December 12, 2022, the Brazilian Association of Electric Energy Distributors - Abradee filed a Direct Action of Unconstitutionality - ADI with the Federal Supreme Court - STF, questioning Law No. 14,385/2022. The judgement was included in the virtual sessions from November 10, 2023, to November 20, 2023, and, after the vote of the reporting minister, who dismissed the request made in the direct action, the case was highlighted for judgment in a physical plenary session, which has not yet been carried out. The Company awaits the unfolding of the ADI.

The table below shows the changes in the provision:

Balance as of January 1, 2022	-
Provision for allocation of PIS and Cofins credits	810,563
Monetary variation	1,011,370
Balance as of June 30, 2022	1,821,933
Monetary variation	29,324
Balance as of December 31, 2022	1,851,257
Monetary variation	58,518
Balance as of December 31, 2023	1,909,775

Any allocation of this provision will occur only after the asset's tax credits are offset.

12.2.2 ICMS on electricity operations

Supplementary Law No. 194/2022 was published on June 23, 2022, prohibiting that ICMS rates be set on electricity transactions at a level higher than on general transactions, considering the essentiality of related goods and services. Furthermore, it set forth that ICMS is not levied on transmission and distribution services and sector charges related to electric energy transactions. In compliance with the law, and after issue of

state tax authorities' opinions, the Company implemented the necessary changes in September 2022 to comply with the legislation. However, on February 9, 2023, the Brazilian Supreme Court - STF granted States, in a preliminary decision, in the records of Direct Action of Unconstitutionality - ADI 7195, suspension of the article that excluded such items from the taxed portion of the electricity bill. Considering this decision, the Company resumed ICMS taxation on said services and sector charges. On March 3, 2023, the preliminary injunction was approved by the Plenary of the STF. The merits of this ADI are pending judgment.

12.2.3 Incentive installment payment program for ICMS tax credits in the State of Paraná

On September 27, 2022, the Company adhered to the installment payment program for previously recognized ICMS, established by the State of Paraná through State Law No. 20946/2021, regulated by State Decree No. 10766/2022, wherein R$92,249 debts were entered in its report of tax position, updated until September 2022 with fine, interest and monetary restatement. By adhering to said program, the Company reduced R$41,696 in charges, with a consolidated balance of R$50,553 at the adhesion date, to be paid in 60 monthly installments until September 2027, according to the mentioned program regulation. The Company has been paying the monthly installments on a regular basis, restated by the Selic rate.

12.3 Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated	
	12.31.2023	Restated 12.31.2022	12.31.2023	Restated 12.31.2022
Income before IRPJ and CSLL	2,146,734	1,073,280	2,489,724	942,888
(-) Equity in income	(1,237,848)	(586,287)	(307,808)	(478,577)
	908,886	486,993	2,181,916	464,311
IRPJ and CSLL (34%)	(309,021)	(165,578)	(741,851)	(157,866)
Tax effects on:				
Interest on equity (JSCP)	325,720	329,800	325,720	329,800
Dividends	453	250	453	250
Non deductible expenses	(5,844)	(41)	(22,701)	(25,172)
Tax incentives	12	-	9,905	11,492
Unrecognized tax loss and negative basis of CSLL	-	-	(24,345)	(29,870)
Difference between tax bases of deemed profit and taxable profit	-	-	18,844	35,677
Effect of non taxable monetary variation (Selic) on undue tax payments	-	-	87,207	100,282
Others	23	108	(7,289)	16,506
Current IRPJ and CSLL	(5,737)	-	(371,104)	(368,035)
Deferred IRPJ and CSLL	17,080	164,539	17,047	649,134
Effective rate - %	-1.2%	-33.8%	16.2%	-60.5%

12.4 Consumption tax reform

On December 20, 2023, the Constitutional Amendment – EC 132 approved the consumption tax reform, which replaces five taxes (PIS, Cofins, IPI, ICMS and ISS) with a Dual Value Added Tax (IVA) of international standard, formed by the Contribution on Goods and Services - CBS, federal, and by the Tax on Goods and Services - IBS, from states and municipalities. The reform also creates the Selective Tax, of a regulatory nature, with the aim of discouraging the consumption of goods and services that are harmful to health and the environment.

According to the EC, the new taxes will come into force in 2026 (year of "calibration"), with complete implementation starting in 2033, ending the validity of the current taxes by 2032. The application of the new taxes will rely on general rules of full non-cumulative nature (broad crediting), equivalent rules for IBS and CBS, equalized rates (except for specific reduction benefits), broad tax base, taxation at destination and outside calculation. As foreseen in the text of the EC, there will still be a need for regulations through complementary laws that should occur during the year 2024.

Considering the general rules established at the level of this EC, it is still not possible to accurately determine the final impacts of the referred reform for the Company. However, considering that Copel operates in regulated businesses, with prices and tariffs subject to contractual economic-financial rebalancing clauses, the Company expects that the implementation of the new taxes will not generate a relevant impact on its future results. For business segments with the application of free negotiation prices, the current contracts also have economic-financial rebalancing clauses or, alternatively, they may be subject to the application of article 21 of this EC, so that there is also no expectation of relevant impacts on the Company's future results.

13. Prepaid Expenses

Consolidated		12.31.2023	12.31.2022
Program for incentive to alternative energy sources - Proinfa		30,210	30,538
Insurance premiums		20,562	20,919
Others		12,097	8,629
		62,869	60,086
	Current	62,869	60,076
	Noncurrent	-	10

14. Judicial deposits

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Taxes claims (14.1)	142,221	135,105	482,002	444,134
Labor claims	741	410	84,107	125,862
Civil claims				
Civil claims	-	-	43,081	39,597
Easements	-	-	19,340	14,726
Customers	-	-	5,723	4,862
	-	-	68,144	59,185
Others	409	3,232	459	3,277
	143,371	138,747	634,712	632,458

14.1 Tax judicial deposits

Of the consolidated balance on December 31, 2023, R$265,116 (R$241,681 on December 31, 2022) refers to the challenge in court of the levy of social security contribution (INSS payable) on certain salary amounts. The liability is recorded under Other Tax Obligations (Note 12.2).

![COPEL Companhia Paranaense de Energia]

15. Investments

15.1 Changes in investments

Parent Company	Balance as of January 1, 2023	Equity (a)	Equity valuation adjustments	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Reclassi- fication (b)	Balance as of December 31, 2023
Subsidiaries								
Copel GeT	12,790,070	1,681,171	(55,319)	-	-	(1,667,753)	(196,565)	12,551,604
Copel DIS	6,610,274	569,120	(179,729)	13,000	-	(229,800)	-	6,782,865
Copel SER	8,635	(3,262)	-	48,950	-	-	-	54,323
Copel COM	418,780	105,550	16	-	-	(182,142)	-	342,204
UEG Araucária (15.2)	55,414	10,046	62	-	-	-	(65,522)	-
Compagás (15.2)	284,135	60,556	686	-	-	(79,269)	(266,108)	-
Elejor (15.2)	-	2,942	(2,942)	-	-	-	-	-
Elejor - concession rights	9,990	-	-	-	(755)	-	-	9,235
	20,177,298	2,426,123	(237,226)	61,950	(755)	(2,158,964)	(528,195)	19,740,231
Joint Ventures								
Voltalia São Miguel do Gostoso I (15.3)	115,976	1,508	-	-	-	-	-	117,484
Voltalia São Miguel do Gostoso - authorization rights	8,937	-	-	-	(367)	-	-	8,570
Solar Paraná	7,156	361		-	-	(308)	-	7,209
	132,069	1,869	-	-	(367)	(308)	-	133,263
Associates								
Dona Francisca Energética (15.4)	28,043	5,353	-	-	-	(2,584)	-	30,812
Other	1,934	(3)	-	-	-	-	-	1,931
	29,977	5,350	-	-	-	(2,584)	-	32,743
	20,339,344	2,433,342	(237,226)	61,950	(1,122)	(2,161,856)	(528,195)	19,906,237

(a) Adjusted equity, resulting from Subsidiaries' capital deficiency and cessation of depreciation of assets classified as held for sale.
(b) Reclassification to Assets classified as held for sale (Note 39).

Parent Company	Balance as of January 1, 2022	Equity (a)	Equity valuation adjustments	Investment/ AFAC	Amorti- zation	Dividends and JSCP	Balance as of December 31, 2022
Subsidiaries							
Copel GeT	12,662,224	1,704,055	58,217	-	-	(1,634,426)	12,790,070
Copel DIS	7,558,556	(229,774)	119,753	-	-	(838,261)	6,610,274
Copel SER	-	(22,774)	31,409	-	-	-	8,635
Copel COM	389,863	108,375	(98)	-	-	(79,360)	418,780
UEG Araucária (15.2)	109,737	(54,302)	(21)	-	-	-	55,414
Compagás (15.2)	259,031	91,393	731	-	-	(67,020)	284,135
Elejor (15.2)	-	(4,757)	4,757	-	-	-	-
Elejor - concession rights	10,744	-	-	-	(754)	-	9,990
	20,990,155	1,592,216	214,748	-	(754)	(2,619,067)	20,177,298
Joint Ventures							
Voltalia São Miguel do Gostoso I (15.3)	108,990	2,157	-	4,829	-	-	115,976
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(367)	-	8,937
Solar Paraná	7,035	170		-	-	(49)	7,156
	125,329	2,327	-	4,829	(367)	(49)	132,069
Associates							
Dona Francisca Energética (15.4)	27,057	5,648	-	-	-	(4,662)	28,043
Other	1,937	(3)	-	-	-	-	1,934
	28,994	5,645	-	-	-	(4,662)	29,977
	21,144,478	1,600,188	214,748	4,829	(1,121)	(2,623,778)	20,339,344

(a) Adjusted equity, resulting from Subsidiaries' capital deficiency

Consolidated	Balance as of January 1, 2023	Equity	Investment/ AFAC	Amorti-zation	Dividends and JSCP	Other (a)	Balance as of December 31, 2023
Joint Ventures (15.3)							
Voltalia São Miguel do Gostoso I	115,976	1,508	-	-	-	-	117,484
Voltalia São Miguel do Gostoso - authorization rights	8,937	-	-	(367)	-	-	8,570
Caiuá	125,297	12,263	-	-	(4,486)	-	133,074
Integração Maranhense	192,502	24,218	10,780	-	(15,440)	-	212,060
Matrinchã	931,528	77,493	-	-	(14,022)	-	994,999
Guaraciaba	467,099	30,871	-	-	(5,887)	-	492,083
Paranaíba	263,979	36,269	-	-	(8,226)	-	292,022
Mata de Santa Genebra	692,260	58,262	-	-	(13,837)	-	736,685
Cantareira	473,369	44,563	-	-	(49,621)	-	468,311
Solar Paraná	7,156	361	-	-	(308)	-	7,209
	3,278,103	285,808	10,780	(367)	(111,827)	-	3,462,497
Associates							
Dona Francisca Energética (15.4)	28,043	5,353	-	-	(2,584)	-	30,812
Foz do Chopim Energética (15.4)	17,116	16,651	-	-	(17,654)	-	16,113
Other	1,934	(3)	-	-	-	-	1,931
	47,093	22,001	-	-	(20,238)	-	48,856
Investment property	535	-	-	(3)	-	(88)	444
	3,325,731	307,809	10,780	(370)	(132,065)	(88)	3,511,797

(a) Transfers to contract assets, intangible assets and other receivables (assets intended for disposal).

Consolidated	Balance as of January 1, 2022	Equity	Investment/ AFAC	Capital decrease	Amorti-zation	Dividends and JSCP	Other (a)	Balance as of December 31, 2022
Joint Ventures (15.3)								
Voltalia São Miguel do Gostoso I	108,990	2,157	4,829	-	-	-	-	115,976
Voltalia São Miguel do Gostoso - authorization rights	9,304	-	-	-	(367)	-	-	8,937
Caiuá	106,977	23,806	-	-	-	(5,486)	-	125,297
Integração Maranhense	166,563	32,824	-	-	-	(6,885)	-	192,502
Matrinchã	811,771	162,298	-	-	-	(42,541)	-	931,528
Guaraciaba	407,615	82,251	-	-	-	(22,767)	-	467,099
Paranaíba	226,923	47,623	-	-	-	(10,567)	-	263,979
Mata de Santa Genebra	710,989	56,140	-	(61,536)	-	(13,333)	-	692,260
Cantareira	437,330	45,293	-	-	-	(9,254)	-	473,369
Solar Paraná	7,035	170	-	-	-	(49)	-	7,156
	2,993,497	452,562	4,829	(61,536)	(367)	(110,882)	-	3,278,103
Associates								
Dona Francisca Energética (15.4)	27,057	5,648	-	-	-	(4,662)	-	28,043
Foz do Chopim Energética (15.4)	19,102	20,370	-	-	-	(22,356)	-	17,116
Other	1,937	(3)	-	-	-	-	-	1,934
	48,096	26,015	-	-	-	(27,018)	-	47,093
Investment property	541	-	-	-	(4)	-	(2)	535
	3,042,134	478,577	4,829	(61,536)	(371)	(137,900)	(2)	3,325,731

(a) Transfer of assets destined for disposal.

AFAC - Advance for future capital increase

JSCP - Interest on equity

15.2 Subsidiaries with non-controlling interests

15.2.1 Summarized financial information

	Compagás		Elejor		UEG Araucária	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
ASSETS	1,023,624	1,083,713	804,150	848,198	423,367	334,418
Current assets	240,017	282,714	209,323	224,833	36,580	97,586
Noncurrent assets	783,607	800,999	594,827	623,365	386,787	236,832
LIABILITIES	1,023,624	1,083,713	804,150	848,198	423,367	334,418
Current liabilities	206,137	419,277	109,350	111,142	49,797	45,115
Noncurrent liabilities	302,821	107,306	730,939	771,897	55,959	16,322
Equity	514,666	557,130	(36,139)	(34,841)	317,611	272,981
STATEMENT OF INCOME						
Net operating revenue	978,581	1,297,034	140,757	194,287	-	98,508
Operating costs and expenses	(814,455)	(1,076,181)	(92,793)	(86,033)	4,674	(365,522)
Financial results	(11,757)	28,440	(43,569)	(113,102)	2,856	11,407
Income tax and social contribution	(40,750)	(70,092)	(1,487)	4,158	36,796	(11,885)
Net income (loss)	111,619	179,201	2,908	(690)	44,325	(267,492)
Other comprehensive income	1,346	1,433	(4,206)	-	304	-
Total comprehensive income	112,965	180,634	(1,298)	(690)	44,629	(267,492)
STATEMENTS OF CASH FLOWS						
Cash flows from operating activities	185,558	280,480	(14,772)	45,249	(67,767)	(94,401)
Cash flows from investing activities	(27,807)	(427,175)	(4,600)	(7,364)	(9,870)	(139,033)
Cash flows from financing activities	(117,373)	(2,887)	-	-	35,000	(147)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	40,378	(149,582)	(19,372)	37,885	(42,637)	(233,581)
Cash and cash equivalents at the beginning of the year	61,059	210,641	185,916	148,031	64,991	298,572
Cash and cash equivalents at the end of the year	101,437	61,059	166,544	185,916	22,354	64,991
CHANGE IN CASH AND CASH EQUIVALENTS	40,378	(149,582)	(19,372)	37,885	(42,637)	(233,581)

In accordance with Note 39, the subsidiaries Compagas and UEGA are in the process of divestment. The balances shown in the table above consider the values of these companies before any elimination of intercompany balances and the cessation of depreciation after the reclassification of assets to held for sale. The negative comprehensive income of Elejor refers to the reflection of the Certified Emissions Reductions asset.

15.2.2 Changes in equity attributable to non-controlling shareholders

	Compagás	Elejor	UEG Araucária	
Participation in capital stock	49%	30%	18.8%	Consolidated
Balance as of January 1, 2022	248,869	(12,285)	101,627	338,211
Net income (loss)	87,809	(207)	(50,288)	37,314
Other comprehensive income	702	2,041	(22)	2,721
Dividends	(24,187)	-	-	(24,187)
Distribution of dividends with retained earnings	(40,198)	-	-	(40,198)
Balance as of December 31, 2022	272,995	(10,451)	51,317	313,861
Net income (loss)	58,181	873	9,304	68,358
Other comprehensive income	660	(1,263)	57	(546)
Dividends	(13,997)	-	-	(13,997)
Distribution of dividends with retained earnings	(62,162)	-	-	(62,162)
Balance as of December 31, 2023	255,677	(10,841)	60,678	305,514

15.3 Summarized information on the main joint ventures

Balance as of December 31, 2023	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Current assets	9,535	42,176	68,873	432,126	209,444	255,100	689,261	182,210
Cash and cash equivalents	9,378	13,592	9,247	129,197	52,346	58,781	23,560	23,092
Other current assets	157	28,584	59,626	302,929	157,098	196,319	665,701	159,118
Noncurrent assets	230,244	292,827	516,795	2,552,639	1,402,040	1,792,330	3,078,913	1,617,432
LIABILITIES	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Current liabilities	17	18,076	12,559	172,783	147,180	142,254	115,975	82,109
Financial liabilities	-	5,710	8,047	133,551	46,632	71,258	77,365	43,716
Other current liabilities	17	12,366	4,512	39,232	100,548	70,996	38,610	38,393
Noncurrent liabilities	-	45,349	140,334	781,369	460,052	713,251	2,181,769	761,795
Financial liabilities	-	23,381	32,919	493,603	360,398	416,535	1,685,717	410,552
Other noncurrent liabilities	-	21,968	107,415	287,766	99,654	296,716	496,052	351,243
Equity	239,762	271,578	432,775	2,030,613	1,004,252	1,191,925	1,470,430	955,738
STATEMENT OF INCOME								
Net operating revenue	-	36,562	63,370	313,948	165,557	282,153	393,463	177,852
Operating costs and expenses	(83)	(7,069)	1,051	(42,853)	(25,321)	(19,808)	(64,658)	(8,992)
Interest expenses	-	(2,817)	(4,236)	(70,612)	(43,496)	(58,254)	(117,202)	(39,969)
Financial income and other financial expenses	1,236	2,437	3,970	22,390	8,472	9,899	(36,378)	8,354
Equity in earnings of investees	2,220	-	-	-	-	-	-	-
Income tax and social contribution	(298)	(4,088)	(14,735)	(64,724)	(42,209)	(65,954)	(58,933)	(46,300)
Net income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	117,484	133,074	212,060	994,999	492,083	292,022	736,685	468,311

Balance as of December 31, 2022	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	238,907	327,819	588,279	2,935,068	1,568,964	1,921,848	3,587,501	1,805,583
Current assets	10,883	38,421	78,790	427,118	211,094	223,010	539,668	226,945
Cash and cash equivalents	10,797	13,440	28,997	136,878	56,436	56,518	32,903	73,866
Other current assets	86	24,981	49,793	290,240	154,658	166,492	506,765	153,079
Noncurrent assets	228,024	289,398	509,489	2,507,950	1,357,870	1,698,838	3,047,833	1,578,638
LIABILITIES	238,907	327,819	588,279	2,935,068	1,568,964	1,921,848	3,587,501	1,805,583
Current liabilities	2,220	22,569	59,771	225,502	154,404	125,681	113,772	92,290
Financial liabilities	-	7,273	12,774	130,033	42,260	59,606	70,775	59,850
Other current liabilities	2,220	15,296	46,997	95,469	112,144	66,075	42,997	32,440
Noncurrent liabilities	-	49,542	135,645	808,485	461,297	718,700	2,091,971	747,233
Financial liabilities	-	28,705	40,415	578,340	397,181	475,804	1,668,794	423,563
Other noncurrent liabilities	-	20,837	95,230	230,145	64,116	242,896	423,177	323,670
Equity	236,687	255,708	392,863	1,901,081	953,263	1,077,467	1,381,758	966,060
STATEMENT OF INCOME								
Net operating revenue	-	62,864	100,482	518,428	266,855	231,960	415,526	188,348
Operating costs and expenses	(78)	(5,876)	(4,022)	(33,073)	(40,926)	(20,181)	(68,472)	(10,885)
Interest expenses	-	(3,225)	(4,914)	(76,652)	(46,487)	(55,971)	(117,725)	(40,077)
Financial income and other financial expenses	1,291	1,620	2,628	17,109	7,889	7,541	(59,597)	2,262
Equity in earnings of investees	2,502	-	-	-	-	-	-	-
Income tax and social contribution	(258)	(6,802)	(27,185)	(94,589)	(20,473)	31,030	(57,676)	(47,212)
Net income (loss)	3,457	48,581	66,989	331,223	167,858	194,379	112,056	92,436
Other comprehensive income	-	-	-	-	-	-	-	-
Total comprehensive income	3,457	48,581	66,989	331,223	167,858	194,379	112,056	92,436
Investment interest - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	115,976	125,297	192,502	931,528	467,099	263,979	692,260	473,369

On December 31, 2023, the interest of Copel in the contingent liabilities classified as a possible loss is equivalent to R$374,774 (R$413,034 as of December 31, 2022).

15.4 Summarized information of the main associates

	Dona Francisca		Foz do Chopim	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
ASSETS	170,927	175,415	47,069	51,449
Current assets	15,403	10,148	9,330	11,730
Noncurrent assets	155,524	165,267	37,739	39,719
LIABILITIES	170,927	175,415	47,069	51,449
Current liabilities	19,951	22,373	2,022	3,596
Noncurrent liabilities	17,189	31,266	-	-
Equity	133,787	121,776	45,047	47,853
STATEMENT OF INCOME				
Net operating revenue	66,166	66,163	60,593	77,779
Depreciation and amortization	(11,026)	(11,646)	(2,634)	(2,957)
Other operating costs and expenses	(25,884)	(21,814)	(9,610)	(15,707)
Financial results	(3,456)	(5,172)	207	449
Income tax and social contribution	(2,557)	(3,009)	(2,009)	(2,617)
Net income	23,243	24,522	46,547	56,947
Other comprehensive income	-	-	-	-
Total comprehensive income	23,243	24,522	46,547	56,947
Investment interest - %	23.03	23.03	35.77	35.77
Investment book value	30,812	28,043	16,113	17,116

On December 31, 2023, the interest of Copel in the contingent liabilities of its associates is equivalent to R$2,947 (R$2,581 as of December 31, 2022).

16. Property, Plant and Equipment

16.1 Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	12.31.2023	Cost	Accumulated depreciation	12.31.2022
In service						
Reservoirs, dams and aqueducts	8,201,193	(5,068,855)	3,132,338	8,200,744	(4,925,970)	3,274,774
Machinery and equipment	9,790,697	(3,087,977)	6,702,720	8,951,061	(3,060,695)	5,890,366
Buildings	2,009,061	(1,176,398)	832,663	2,001,801	(1,160,549)	841,252
Land	499,020	(69,256)	429,764	510,681	(59,157)	451,524
Vehicles and aircraft	13,056	(11,120)	1,936	35,457	(33,115)	2,342
Furniture and fixtures	14,296	(8,570)	5,726	17,007	(10,871)	6,136
(-) Impairment (16.4)	(674,077)	-	(674,077)	(785,205)	-	(785,205)
(-) Special Obligations	(6,877)	510	(6,367)	(748)	330	(418)
	19,846,369	(9,421,666)	10,424,703	18,930,798	(9,250,027)	9,680,771
In progress						
Cost	415,597	-	415,597	575,080	-	575,080
(-) Impairment (16.4)	(14,879)	-	(14,879)	(186,383)	-	(186,383)
	400,718	-	400,718	388,697	-	388,697
	20,247,087	(9,421,666)	10,825,421	19,319,495	(9,250,027)	10,069,468

On March 25, 2023, after the end of the scheduled stoppage for inspection of the generating unit 3 of HPP GBM, a plant belonging to FDA, subsidiary of Copel GET, an isolated fault was identified in the upper wear

ring of the turbine rotor. The recovery procedures were completed in December 2023 and the installation of the equipment at the plant is underway, with the generating unit expected to return to operation by April 2024

On June 07, 2023, the generating center (Stream Diver) of the SHP Bela Vista was cleared for commercial operation, completing 100% of the project. However, the three generating units went into commercial operation in 2021.

16.2 Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2023	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Business combination effects (Note 1.2)	Reclassi-fication (a)	Balance as of December 31, 2023
In service								
Reservoirs, dams and aqueducts	3,274,774	-	(142,902)	(14)	480	-	-	3,132,338
Machinery and equipment	5,890,366	-	(389,646)	(2,555)	294,149	1,139,428	(229,022)	6,702,720
Buildings	841,252	-	(36,707)	(517)	37,804	-	(9,169)	832,663
Land	451,524	-	(10,173)	(647)	4,109	-	(15,049)	429,764
Vehicles and aircraft	2,342	-	(458)	(1)	53	-	-	1,936
Furniture and fixtures	6,136	-	(603)	(393)	689	5	(108)	5,726
(-) Impairment (16.4)	(785,205)	282,632	-	-	(171,504)	-	-	(674,077)
(-) Special Obligations	(418)	-	246	-	(6,297)	-	102	(6,367)
	9,680,771	282,632	(580,243)	(4,127)	159,483	1,139,433	(253,246)	10,424,703
In progress								
Cost	575,080	172,410	-	(7,590)	(331,473)	47,675	(40,505)	415,597
(-) Impairment (16.4)	(186,383)	-	-	-	171,504	-	-	(14,879)
	388,697	172,410	-	(7,590)	(159,969)	47,675	(40,505)	400,718
	10,069,468	455,042	(580,243)	(11,717)	(486)	1,187,108	(293,751)	10,825,421

(a) Reclassification to Assets classified as held for sale (Note 39).

Consolidated	Balance as of January 1, 2022	Additions / Impairment	Depreciation	Loss on disposal	Transfers	Balance as of December 31, 2022
In service						
Reservoirs, dams and aqueducts	3,385,063	-	(149,331)	-	39,042	3,274,774
Machinery and equipment	5,569,575	-	(333,396)	(29,678)	683,865	5,890,366
Buildings	867,833	-	(35,834)	(333)	9,586	841,252
Land	469,118	-	(10,111)	(381)	2,898	461,524
Vehicles and aircraft	1,115	-	(389)	-	1,616	2,342
Furniture and fixtures	5,434	-	(584)	(111)	1,397	6,136
(-) Impairment (16.4)	(710,509)	(74,696)	-	-	-	(785,205)
(-) Special Obligations	(502)	-	125	-	(41)	(418)
	9,577,127	(74,696)	(529,520)	(30,503)	738,363	9,680,771
In progress						
Cost	752,846	559,318	-	(12,338)	(724,746)	575,080
(-) Impairment (16.4)	(187,382)	999	-	-	-	(186,383)
	565,464	560,317	-	(12,338)	(724,746)	388,697
	10,142,591	485,621	(529,520)	(42,841)	13,617	10,069,468

During the construction phase, loans, financing and debentures costs are capitalized. In 2023, these costs totaled R$2,355, at an average rate of 0.051% p.a. (R$13,468, at an average rate of 0.32% p.a., in 2022).

16.3 Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	12.31.2023	12.31.2022
HPP Gov. Jayme Canet Júnior (Mauá) - Consórcio Energético Cruzeiro do Sul	51.0			
In service			859,888	859,882
(-) Accumulated depreciation		2.74	(313,253)	(288,728)
In progress			20,447	19,899
			567,082	591,053
HPP Baixo Iguaçu	30.0			
In service			697,225	693,487
(-) Accumulated depreciation		3.29	(110,039)	(87,278)
In progress			42,989	55,863
			630,175	662,072
			1,197,257	1,253,125

16.4 Impairment of generation segment assets

Based on the analysis of impairment indicators, assumptions representing the best estimates of the Company's Management, the methodology provided for in CPC 01 / IAS 36 and the measurement of value in use, the cash-generating units in the electricity generation segment were tested.

The calculation of the value in use was based on discounted operating cash flows over the time of concessions, maintaining the Company's current commercial conditions. The rate used to discount the cash flows was set and updated considering the WACC (Weighted Average Cost of Capital) and CAPM (Capital Asset Pricing Model) methodologies, by font type, for the generation segment, considering usual market parameters.

Internal references such as the budget approved by the Company, historical or past data, updating of the timeframe of work and amount of investments for projects in course support the design of key assumptions by Company Management. In the same framework, external references such as level of consumption of electric power and the availability of water resources support the key information about estimated cash flows.

Several assumptions used by Company Management when determining future cash flows can be affected by uncertain events, which, in turn, may give rise to variation in results. Changes in the political and economic model, for example, may lead to upward trend when projecting country risk-rating, increasing the discount rates used in tests.

The tests considered the following key assumptions:

- Growth compatible with historical data and perspective for the Brazilian economy growth;
- Updated after-tax discount rates, specific for each type of source tested, obtained through the methodology usually applied by the market, taking into consideration the weighted average cost of capital;
- Projected revenue in accordance with the agreements in force and future market expectations, without any expectation for renewal of concession/authorization;
- Expenses broken into cash generating units, projected in view of the budget approved by the Company;
- Updating of regulatory charges.

The Company has considered each of its generation projects as an independent cash-generating unit.

The projects with impairment balances recorded on December 31, 2023 are the following:

Consolidated	Property, Plant and Equipment			
	Cost	Depreciation	Impairment	Value in use
HPP Colíder	2,580,309	(386,847)	(498,906)	1,694,556
Consórcio Tapajós (a)	14,879	-	(14,879)	-
Power plants in Paraná	462,999	(157,542)	(175,171)	130,286
	3,058,187	(544,389)	(688,956)	1,824,842

(a) Project under development

The table below shows the changes in the impairment:

Consolidated	Balance as of January 1, 2022	Impairment / Reversal	Balance as of December 31, 2022	Impairment / Reversal	Transfer	Balance as of December 31, 2023
In service						
HPP Colíder	(639,529)	6,970	(632,559)	133,653	-	(498,906)
UEGA (Note 39)	-	(108,132)	(108,132)	108,132	-	-
Power plants in Paraná	(70,980)	26,466	(44,514)	40,847	(171,504)	(175,171)
	(710,509)	(74,696)	(785,205)	282,632	(171,504)	(674,077)
In progress						
Consórcio Tapajós	(14,879)	-	(14,879)	-	-	(14,879)
Power plants in Paraná	(172,503)	999	(171,504)	-	171,504	-
	(187,382)	999	(186,383)	-	171,504	(14,879)
	(897,891)	(73,697)	(971,588)	282,632	-	(688,956)

The transfer presented in the table above refers to the reclassification of the accumulated impairment balance of TPP Figueira, made after the completion of the modernization work and the plant's entry into commercial operation.

16.4.1 HPP Colíder and hydro plants in Paraná

In December 2023, the calculation of value in use considered the Company's assumptions and budgets and the after-tax discount rate of 5.43% p.a. (in 2022, 5.71% p.a.), which derives from the WACC methodology for the electricity generation segment for water sources. The increase in regulatory charges offset by the improvement in revenue estimates from the sale of electricity and also by the reduction in operating costs and reduction in the discount rate, impacted the partial reversal of the impairment balance recorded in previous periods.

16.4.2 TPP Figueira

In December 2023, the calculation of value in use considered the Company's assumptions and budgets, the after-tax discount rate of 5.74% p.a. (in 2022, 6.23% p.a.) which derives from the WACC methodology for the electrical energy generation segment for thermal sources, the balance of unconsumed coal to be reimbursed by the CDE account and the review of operating costs. The review of this set of assumptions impacted the partial reversal of the impairment balance recorded in previous periods.

16.4.3 Cash generating units that do not show reversal or provision for impairment

The plants that did not suffer impairment have a recoverable value greater than the book value of the property, plant and equipment assets. The following table presents the percentage in which the recoverable value ("RV") exceeds the book value ("BV") of the assets and demonstrates the sensitivity analysis increasing by 5% and 10% the discount rate for assessing the risk of impairment of each plant.

Cash-generating units	Discount rate	RV/BV-1	RV/BV-1 (5% Variation)	RV/BV-1 (10% Variation)	Impairment Risk
Wind power Assets					
São Bento Complex (a)	8.17%	78.56%	73.72%	69.09%	-
Brisa I Complex (b)	8.17%	74.49%	69.45%	64.64%	-
Brisa II Complex (c)	8.17%	72.24%	66.94%	61.89%	-
Bento Miguel Complex (d)	8.17%	27.10%	23.11%	19.34%	-
Cutia Complex (e)	8.17%	21.56%	18.06%	14.72%	-
Jandaíra Complex (f)	5.29%	33.62%	29.80%	26.16%	-
Vilas Complex (g)	4.94%	46.42%	42.02%	37.81%	-
Aventura Complex (h)	4.66%	22.96%	19.44%	16.07%	-
Santa Rosa e Novo Mundo Complex (i)	4.66%	15.95%	12.71%	9.61%	-
Hydric Assets					
Foz do Areia	5.43%	12.36%	12.21%	12.07%	-
Segredo	5.43%	51.94%	49.82%	47.73%	-
Caxias	5.43%	49.54%	47.36%	45.22%	-
Chaminé	5.43%	4.85%	4.02%	3.21%	-
Apucaraninha	5.43%	8.91%	8.25%	7.61%	-
Mauá	5.43%	127.13%	122.18%	117.41%	-
Cavernoso II	5.43%	43.05%	39.63%	36.34%	-
Bela Vista	7.66%	75.43%	69.25%	63.43%	-
Elejor	7.00%	7.21%	4.67%	2.22%	-

(a) GE Boa Vista, GE Farol, GE Olho D'Água e GE São Bento do Norte wind farms.
(b) Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III e Nova Eurus IV wind farms.
(c) Santa Maria, Santa Helena e Ventos de Santo Uriel wind farms.
(d) São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and GE São Miguel III wind farms.
(e) Cutia, Guajiru, Jangada, Maria Helena, Potiguar, Esperança e Paraíso dos Ventos wind farms.
(f) Jandaíra I, Jandaíra II, Jandaíra III e Jandaíra IV wind farms.
(g) Potiguar B61, Potiguar B141, Potiguar B142, Potiguar B143 e Ventos de Vila Paraíba IV wind farms.
(h) Aventura II, Aventura III, Aventura IV, Aventura V wind farms.
(i) Santa Rosa e Mundo Novo - SRMN: SRMN I, SRMN II, SRMN III, SRMN IV e SRMN V wind farms.

16.5 Depreciation rates

Depreciation rates (%)	12.31.2023	12.31.2022
Average generation segment rates (Note 16.5.1)		
General equipment	6.24	6.25
Machinery and equipment	3.87	3.68
Generations	3.42	3.42
Reservoirs, dams and ducts	2.64	2.67
Hydraulic turbines	2.88	2.89
Wind power plant unit	4.94	4.94
Buildings	3.05	3.07
Average rates for central government assets		
Buildings	3.33	3.33
Machinery and office equipment	6.25	6.25
Furniture and fixtures	6.27	6.25
Vehicles	14.29	14.29

16.5.1 Assets with depreciation rates limited to the concession term

The assets of the original project of the Mauá, Colíder, Baixo Iguaçu, Cavernoso II plants and SHP Bela Vista, of Copel GeT, and of the Santa Clara and Fundão plants, of Elejor, are considered by the Granting Authority, without full guarantee of indemnification for their residual value at the end of the concession term. This interpretation is based on the Concessions Law No. 8,987/1995 and Decree No. 2,003/1996, which regulate the generation of electricity by independent generators. Accordingly, from the entry into operation of these assets, including land, depreciation is recognized at the highest rate among that determined by the useful lives of the assets or the rate calculated based on the concession period.

As provided for in the concession contracts, subsequent investments not foreseen in the original project, as long as approved by the Granting Authority and not yet amortized, will be indemnified at the end of the concession period and depreciated at the rates established by the useful lives of the assets, as from the date of their entry in operation.

In the same way, wind generation assets, whose energy produced is intended for sale in the Independent Electric Energy Production modality, as established in articles 12, 15 and 16 of Law No. 9,074/1995, are also depreciated at the highest rate between the one determined by the useful life of the assets or the rate calculated based on the authorization period.

17. Intangible assets

Consolidated	12.31.2023	12.31.2022
Concession agreement - distribution of electricity (17.1)	8,317,327	7,257,827
Generation concession agreements / authorization (17.2)	2,801,702	2,252,615
Concession agreement - piped gas distribution (17.3)	-	726,107
Other (17.4)	51,060	41,178
	11,170,089	10,277,727

Management did not identify evidence that would justify the need to recognize impairment of intangible assets.

17.1 Power distribution service concession

Consolidated	Intangible asset in service	Special liabilities in service	Total
Balance as of January 1, 2022	9,330,317	(2,734,133)	6,596,184
Transfers from contract assets (Note 10.1)	1,332,118	(194,794)	1,137,324
Transfers to other receivables	(955)	-	(955)
Amortization quotas - concession (a)	(564,252)	153,503	(410,749)
Amortization quotas - PIS/Pasep and Cofins credits	(10,483)	-	(10,483)
Loss on disposal	(53,494)	-	(53,494)
Balance as of December 31, 2022	10,033,251	(2,775,424)	7,257,827
Transfers from contract assets (Note 10.1)	1,888,949	(273,071)	1,615,878
Other transfers	3	-	3
Amortization quotas - concession (a)	(631,106)	163,877	(467,229)
Amortization quotas - PIS/Pasep and Cofins credits	(10,430)	-	(10,430)
Loss on disposal	(78,722)	-	(78,722)
Balance as of December 31, 2023	11,201,945	(2,884,618)	8,317,327

(a) Amortization during the concession period after the transfer to intangible assets in service of useful life of the assets, whichever the lower.

The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

17.2 Generation concession agreements

Consolidated	Concession contract (a)		Concession and authorization	
	in progress	in progress	rights/ goodwill	Total
Balance as of January 1, 2022	1,759,286	-	714,572	2,473,858
Effect of acquisition of control of Vilas Complex	-	-	23,982	23,982
Technical goodwill arising from the business combination - Vilas Complex	-	-	8,154	8,154
Amortization quotas - concession and authorization (b)	(228,509)	-	(24,870)	(253,379)
Balance as of December 31, 2022	1,530,777	-	721,838	2,252,615
Effect of acquisition of control (Note 1.2)	-	-	614,958	614,958
Technical goodwill arising from the business combination (Note 1.2)	-	-	204,443	204,443
ANEEL grant - use of public property	-	894	-	894
Amortization quotas - concession and authorization (b)	(228,513)	-	(42,695)	(271,208)
Capitalizations for intangible in service	894	(894)	-	-
Balance as of December 31, 2023	1,303,158	-	1,498,544	2,801,702

(a) Includes the balances of use of public asset and hydrological risk renegotiation

(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprises.

17.3 Piped gas distribution service concession

Balance as of January 1, 2022	96,145
Additions - renewal of the concession	413,410
Transfers from contract assets (Note 10.2)	13,738
Transfers from accounts receivable - concessions	243,628
Amortization quotas - concession	(40,690)
Loss on disposal	(124)
Balance as of December 31, 2022	726,107
Transfers from contract assets (Note 10.2)	11,503
Amortization quotas - concession (a)	(27,832)
Loss on disposal	(152)
Reclassification (b)	(709,626)
Balance as of December 31, 2023	-

(a) Amortization by the expected useful life of the asset (30 years for gas distribution operation assets and 10 years for other assets) limited to the final term of the concession.

(b) Reclassification to Assets classified as held for sale (Note 39).

17.4 Other intangible assets

Assets consisting of software purchased from third parties or generated internally, measured at total acquisition cost minus amortization expenses.

Consolidated	in service	in progress	Total
Balance as of January 1, 2022	22,242	27,131	49,373
Acquisitions	-	8,319	8,319
Transfers from property, plant and equipment	(9,795)	-	(9,795)
Capitalizations for intangible in service	5,561	(5,561)	-
Amortization quotas (a)	(5,160)	-	(5,160)
Loss on disposal	-	(1,559)	(1,559)
Balance as of December 31, 2022	12,848	28,330	41,178
Business combination effects (Note 1.2)	4	-	4
Acquisitions	37	13,351	13,388
Transfers from property, plant and equipment	4,570	-	4,570
Capitalizations for intangible in service	14,555	(14,555)	-
Amortization quotas (a)	(8,040)	-	(8,040)
Loss on disposal	-	(6)	(6)
(-) Reclassification (b)	(34)	-	(34)
Balance as of December 31, 2023	23,940	27,120	51,060

(a) Annual amortization rate: 20%.

(b) Reclassification to Assets classified as held for sale (Note 39).

18. Payroll, Social Charges and Accruals

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Social security liabilities				
Taxes and social contribution	2,288	1,262	46,831	42,829
Social security charges on paid vacation and 13th salary	884	773	15,700	15,547
	3,172	2,035	62,531	58,376
Labor liabilities				
Payroll, net (a)	-	875	27	47,462
Vacation	2,409	2,543	81,253	95,930
Provisions for performance and profit sharing	7,925	688	173,663	47,726
Voluntary dismissal program (Note 31.2.1)	17,102	458	610,057	2,895
Other liabilities	-	6	7	400
	27,436	4,570	865,007	194,413
	30,608	6,605	927,538	252,789

(a) The balance as of December 31, 2022 refers to the provision for the salary adjustment referring to the Collective Labour Agreement approved in January 2023, with retroactive effects to October 2022 (base date of the agreement).

19. Accounts Payable to Suppliers

Consolidated		12.31.2023	12.31.2022
Energy power		1,284,191	1,208,733
Materials and supplies		638,025	626,710
Natural gas for resale (Note 39)		-	93,696
Charges for use of grid system		363,357	286,331
		2,285,573	2,215,470
	Current	2,154,430	2,090,022
	Noncurrent	131,143	125,448

20. Loans and Financing

Consolidated												
Contract	Company	Allocation	Guarantees	Issue Date	Number of Installments	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	12.31.2023	12.31.2022
LOCAL CURRENCY												
Banco do Brasil												
CCB 266.064.063	Copel DIS	Working capital	Credit assignment	06.29.2022	2	06.24.2025	Quarterly	DI + spread 1.25%	DI + spread 2.07%	750,000	754,606	754,673
											754,666	754,672
Caixa Econômica Federal												
Commercial paper (a)	Copel GET	Partial amortization of the 1st, 4th and 5th debenture issues and meeting various short-term obligations, including energy purchases, regulatory obligations and dividends.	Personal guarantee	08.16.2022	2	08.16.2025	Half-yearly	DI + spread 1.22%	DI + spread 1.31%	1,000,000	1,033,697	1,037,946
											1,026,667	1,037,646
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Rural Electricity Program - Luz para Todos.	Own revenue; issue of promissory notes and commercial duplicates.	08.31.2015	120	12.08.2026	Monthly	6.0%	6.0%	16,984	5,774	7,664
											5,777	7,667
Banco do Nordeste do Brasil												
3520216612?989	Jandaira I	Implementation of Jandaira Wind Complex.	Bank guarantee	06.31.2021	192	06.15.2038	Monthly	2.7066% + IPCA (b)	3.6067% + IPCA	21,667	19,911	17,960
352021645?986	Jandaira II			06.31.2021	192	06.15.2038	Monthly	2.2166% + IPCA (b) and 2.7066% + IPCA (b)	3.6067% + IPCA	56,421	51,796	46,644
35202162929?987	Jandaira III			06.31.2021	192	06.15.2038	Monthly	2.7066% + IPCA (b)	3.6067% + IPCA	66,156	59,792	53,843
352021666?984	Jandaira IV			06.31.2021	192	06.15.2038	Monthly	2.2166% + IPCA (b) and 2.7066% + IPCA (b)	3.6067% + IPCA	66,421	60,633	54,663
35201915?25626	Potiguar B141	Implementation of Vilas Wind Complex.	Fiduciary assignment of credit rights; fiduciary assignment of rights under the O&M contract; fiduciary assignment of rights arising from the authorization; pledge of shares; fiduciary alienation of project machinery and equipment; 100% bank guarantee; fiduciary assignment of the Debt Service Reserve Account; fiduciary assignment of the operating reserve account (O&M); Shareholder support agreement	04.04.2019	216	04.15.2039	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	92,128	65,776	69,685
3520192254?5622	Potiguar B142			04.04.2019	216	04.15.2039	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	92,213	65,797	69,769
35201926625611	Potiguar B143			04.11.2019	216	04.15.2039	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	92,128	65,481	69,176
35201916625514	Ventos de Vila Paraíba IV			04.18.2019	216	06.15.2039	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	92,128	67,046	71,084
352020148?2?160	Potiguar B61			08.11.2020	216	08.15.2040	Monthly	IPCA + 1.4866%	IPCA + 1.4866%	162,666	160,062	166,552
181201854?3499	Aventura II	Implementation of Aventura Wind Complex	Bank guarantee	12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5767%	IPCA + 2.5787%	60,238	54,272	-
18120185479566	Aventura III			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5767%	IPCA + 2.5787%	82,496	76,466	-
18120185482501	Aventura IV			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5767%	IPCA + 2.5787%	97,887	91,122	-
18120185488582	Aventura V			12.28.2018	204	01.15.2039	Monthly	IPCA + 2.5767%	IPCA + 2.5787%	98,664	92,266	-
18720193?66241	SRMN I	Implementation of Santa Rosa & Mundo Novo Wind Complex (SRMN)		04.26.2019	252	06.15.2041	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	116,922	117,161	-
187201939662?46	SRMN II			04.26.2019	252	06.15.2041	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	97,657	101,752	-
1872019387?5242	SRMN III			04.26.2019	252	06.15.2041	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	116,922	118,104	-
187201939865241	SRMN IV			04.26.2019	252	06.15.2041	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	116,922	119,697	-
18720193986244	SRMN V			04.26.2019	252	06.15.2041	Monthly	IPCA + 2.2321%	IPCA + 2.3221%	83,192	87,849	-
											1,4??,066	7??,???
Banco do Brasil - BNDES Transfer												
21/02000-6	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	04.16.2009	179	01.15.2028	Monthly	2.13% above TJLP	2.13% above TJLP	169,500	49,263	66,726
											49,263	66,726

(a) Commercial paper, single series, for public distribution with restricted efforts. Guarantor: Copel Geração e Transmissão S.A. (GeT).
(b) - IPCA used in the calculation of interest and not in the update of the principal.
(continued)

Contracts	Company	Allocation	Guarantees	Issue Date	Number of installments	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	12.31.2022	12.31.2021
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	40,263	46,719
1120952.1	Copel GeT	Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	7,989	11,186
1220768.1	Copel GeT	Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	27,422	32,813
1221061	Copel GeT	Implementation of Colíder HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.42% and 7.44%	1,041,155	554,787	615,366
1221333	Copel GeT	Implementation of Cerquilho III substation.	Assignment of receivables	12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	6,246	7,562
15206041	Copel GeT	Implementation of transmission line Assis - Paraguaçu Paulista II.	Assignment of receivables	12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	14,127	16,139
15205921	Copel GeT	Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.	Assignment of receivables	12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.92%	34,494	8,261	9,942
18205101	Copel GeT	Implementation of Baixo Iguaçu HPP.	Assignment of receivables	11.22.2018	192	06.15.2033	Monthly	1.94% above TJLP	8.50%	194,000	148,613	150,948
19207901-A-B-C-D-E-F-G-H	Copel GeT	Implementation of transmission facilities for the lines substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.	Assignment of receivables	06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	202,419	206,913
19207901-C-D-I-J	Copel GeT	Implementation of transmission facilities for the lines transmission line Curitiba Leste - Blumenau and Baixo Iguaçu - Realeza.	Assignment of receivables	06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	220,230	190,278	188,850
14205611-C	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	112	06.15.2024	Monthly	6.0%	6.0%	75,921	3,919	11,757
14.2.1127.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	30,496	34,125
14.2.1127.2	Santa Helena	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	33,842	37,627
11211521	GE Farol	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	02.19.2012	192	06.15.2028	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	26,267	29,888
11211531	GE Boa Vista	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	02.19.2012	192	06.15.2028	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	19,174	22,006
11211541	GE S.B. do Norte	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	02.19.2012	192	06.15.2028	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	43,948	50,112
11211551	GE Olho D'Água	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	02.19.2012	192	06.15.2028	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	46,927	53,519
16208411	Cutia	Construction and implementation of wind generating plants.	Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.27%	619,405	531,972	543,227
12212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.15.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,644	10,778	12,842
12212221 - B	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	106	08.15.2022	Monthly	3.5%	3.5%	9,000	-	598
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.	Assignment of receivables; 100% of pledged shares.	07.08.2014	168	06.15.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	14,512	16,981
14205851 - B	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.	Assignment of receivables; 100% of pledged shares.	07.08.2014	106	04.15.2024	Monthly	6.0%	6.0%	21,577	755	3,826
											1,900,207	2,117,116
Total local currency											[illegible]	[illegible]
										Gross debt	[illegible]	[illegible]
										(-) Transaction costs	[illegible]	[illegible]
										Net debt	[illegible]	[illegible]
										Current	[illegible]	[illegible]
										Noncurrent	[illegible]	[illegible]

EIR - Effective Interest Rate
IPCA - Inflation Index
TJLP - Long term interest rate

20.1 Maturity of noncurrent installments

			Consolidated
12.31.2023	Gross debt	(-) Transaction cost	Net debt
2025	1,638,394	(8,051)	1,630,343
2026	266,754	(2,350)	264,404
2027	270,567	(2,351)	268,216
2028	256,249	(2,364)	253,885
2029	255,797	(2,355)	253,442
After 2029	2,011,472	(14,525)	1,996,947
	4,699,233	(31,996)	4,667,237

20.2 Changes in loans and financing

Consolidated	Total
Balance as of January 1, 2022	3,678,444
Funding	1,891,954
(-) Transaction costs	(19,781)
Charges	416,920
Monetary and exchange variations	20,600
Amortization - principal	(1,000,319)
Payment - charges	(337,455)
Balance as of December 31, 2022	4,650,363
Business combination effects (Note 1.2)	875,738
Funding	45,325
(-) Transaction costs (a)	(6,886)
Charges	525,598
Monetary variations	35,184
Amortization - principal	(260,971)
Payment - charges	(521,134)
Balance as of December 31, 2023	5,343,217

(a) Balance refers to the financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation, as detailed in Note 20.3.

20.3 Covenants

Loans and financing agreements contain clauses that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. The non-compliance with the contracted conditions may result in the need to comply with additional obligations, in fines or even in the declaration of the early maturity of debts.

On December 31, 2023, all the agreed contractual indicators and conditions were fully met.

As a result of the process of transforming Copel into a company with dispersed capital and no controlling shareholder, as detailed in Note 1, the consent of the creditors was obtained, through financial compensation (paid in July and August 2023) so that the change in shareholder control would not characterize an event of early maturity of the Company's debts. In addition, the administrative and communication items with the financial institutions provided for in the consent documents were finalized.

As far as the BNDES is concerned, the process was authorized on July 13, 2023, with other conditions as resolutions, as follows:

(i) No unfavorable pronouncement from the Paraná State Court of Auditors invalidating the process;

(ii) Value of the primary offer within the agreed limit;

(iii) Consent to the change of control of Copel by the debenture holders, note holders and other financial creditors; and

(iv) Obtaining the new concessions for the hydroelectric plants Governador Bento Munhoz da Rocha Netto, Governador Ney Braga and Governador José Richa.

The company has begun the formal procedures for signing the new concession contracts, which should take place after the call by the Granting Authority, and so far, there have been no unfavorable pronouncements from the Paraná State Court of Auditors. The other conditions were met.

The financial covenants contained in the agreements are presented below:

Company	Contractual Instrument	Annual financial ratios	Limit
Copel GeT	BNDES Finem No. 820989.1 - Mauá Banco do Brasil No. 21/02000-0 - Mauá	EBITDA / Net financial results	≥ 1.3
	Commercial paper	Debt service coverage ratio Consolidated net debt / Consolidated EBITDA	≥ 1.5 ≤ 3.5
Copel DIS	BNDES Finem No. 14205611	Financial indebtedness / EBITDA	≤ 4.0
Santa Maria	BNDES Finem No. 14212711	Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem No. 14212721		
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement	Debt service coverage ratio	≥ 1.3
GE Boa Vista S.A.	BNDES Finem No. 11211531		
GE Farol S.A.	BNDES Finem No. 11211521		
GE Olho D´Água S.A.	BNDES Finem No. 11211551		
GE São Bento do Norte S.A.	BNDES Finem No. 11211541		
Cutia	BNDES Finem No. 18204611	Debt service coverage ratio (a)	≥ 1.2
Costa Oeste	BNDES Finem No. 13212221	Debt service coverage ratio	≥ 1.3
Marumbi	BNDES Finem No. 14205851	Debt service coverage ratio	≥ 1.3

Financing for businesses - Finem

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

COPEL
Companhia Paranaense de Energia

21. Debentures

Company	Issue	Characteristics	Allocation	Guarantees	Issue date	Number of installments	Final maturity	Payment of charges	Contractual financial charges p.a.	Effective interest rate p.a.	Contract amount	[illegible]	[illegible]
Copel GeT	[illegible]	(a)	Full early redemption of the [illegible] issue of the Company's commercial promissory notes and partial payment of the 1st amortization installment of the 2nd issue of debentures.	Personal guarantee	[illegible]	[illegible]	[illegible]	Half-yearly	[illegible] of DI	[illegible] of DI	[illegible]	-	[illegible]
	[illegible]	(b)	Reimbursement of expenses related to the construction of the Transmission Lines [illegible] - [illegible] and [illegible].		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (1st series)	(a)	Full early redemption of the [illegible] issue of the Company's commercial promissory notes and partial payment of the 2nd amortization installment of the 2nd issue of debentures.		[illegible]	[illegible]	[illegible]	Half-yearly	[illegible] of DI	[illegible] of DI	[illegible]	[illegible]	[illegible]
	[illegible] (2nd series)		Reimbursement of expenses related to the [illegible] HPP and [illegible] HPP projects		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (1st series)		Reinforcement of the issuer's working capital; amortization and/or reimbursement of cash of the principal portion of the [illegible] and [illegible] issue of debentures.		[illegible]	[illegible]	[illegible]	Half-yearly	DI + spread [illegible]	DI + spread [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (2nd series)	(a)	Investments in expansion, renovation or improvement and/or reimbursement of expenses within the scope of the Projects: [illegible] HPP; implementation of the [illegible]; [illegible] and [illegible] S.A.		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (1st series)		Acquisition of [illegible] Wind Complex ([illegible]) and [illegible] Wind Complexes.		[illegible]	[illegible]	[illegible]	Half-yearly	DI + spread [illegible]	DI + spread [illegible]	[illegible]	[illegible]	-
	[illegible] (2nd series)		Reimbursement of investment expenses and/or contributions in the scope of the [illegible] I, II, III and IV Wind Power Generating Plants Projects.		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	-
Copel DIS	[illegible]	(a)	Working capital and payment of the 1st installment of amortization of the 2nd issue of debentures.	Personal guarantee	[illegible]	[illegible]	[illegible]	Half-yearly	DI + spread [illegible]	CDI + [illegible]	[illegible]	-	[illegible]
	[illegible] (1st series)	(a)	Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. [illegible] of ANEEL.		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (1st series)		Reinforcement of working capital and amortization of the first installment of the principal of the debentures of each of the issuer's following issues: [illegible], [illegible] and [illegible] issue.		[illegible]	[illegible]	[illegible]	Half-yearly	CDI + [illegible]	CDI + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (2nd series)		Investment for expansion, renovation or improvement and reimbursement of expenses of the issuer's electricity distribution network linked to concession contract No. [illegible] of ANEEL.		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (1st series)	(a)	Reinforcement of working capital; redemption of [illegible] issue debentures; amortization of the 2nd installment of the principal of the [illegible] and [illegible] issuance.		[illegible]	[illegible]	[illegible]	Half-yearly	CDI + [illegible]	CDI + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (2nd series)				[illegible]	[illegible]	[illegible]	Half-yearly	CDI + [illegible]	CDI + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (3rd series)		Investments in expansion, renovation or improvement and/or reimbursement of expenses of the issuer's electricity distribution network, linked to Electric Concession Agreement No. [illegible].		[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (1st series)	(a)	Exclusively for cash reinforcement to meet the issuer's commitments.		[illegible]	[illegible]	[illegible]	Half-yearly	CDI + [illegible]	CDI + [illegible]	[illegible]	[illegible]	-
	[illegible] (2nd series)		Exclusively for amortization of principal and interest due on the [illegible] Dates of the [illegible] Issue of Debentures, and the remaining amount, if any, for cash reinforcement to meet the issuer's commitments.		[illegible]	[illegible]	[illegible]	Half-yearly	CDI + [illegible]	CDI + [illegible]	[illegible]	[illegible]	-
	[illegible] (3rd series)		Exclusively for cash reinforcement to meet the issuer's commitments.		[illegible]	[illegible]	[illegible]	Half-yearly	CDI + [illegible]	CDI + [illegible]	[illegible]	[illegible]	-
[illegible]	[illegible] (1st series)	(a)	Implementation of wind generating plants.	Real and personal guarantee and pledge of Copel GeT shares.	[illegible]	[illegible]	[illegible]	Monthly	TJLP + [illegible]	TJLP + [illegible]	[illegible]	[illegible]	[illegible]
	[illegible] (2nd series)				[illegible]	[illegible]	[illegible]	Monthly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	(b)	Construction and implementation of wind generating plants.	Personal guarantee	[illegible]	[illegible]	[illegible]	Half-yearly	IPCA + [illegible]	IPCA + [illegible]	[illegible]	[illegible]	[illegible]
											Gross debt	[illegible]	[illegible]
											(-) Transaction cost	[illegible]	[illegible]
											Net debt	[illegible]	[illegible]
											Current	[illegible]	[illegible]
											Noncurrent	[illegible]	[illegible]

(a) Simple debentures, single series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. [illegible]. Trustee: [illegible] Pentagono S.A. DTVM.
(b) Simple debentures, single series, not convertible into shares, [illegible], for public distribution with restricted placement efforts, pursuant to CVM Instruction No. [illegible]. Guarantor: Copel. Trustee: Pentagono S.A. DTVM.
(c) Simple debentures, [illegible] series, not convertible into shares, unsecured, for public distribution with restricted placement efforts, according to CVM No. [illegible]. Guarantor: Copel. Trustee: Pentagono S.A. DTVM.
(d) Simple debentures, [illegible] series, not convertible into shares, [illegible]. Guarantor: Copel. They have [illegible].
(e) Simple debentures, three series, not convertible into shares, unsecured, with additional personal guarantee, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. [illegible]. Guarantor: Copel. Trustee: Pentagono S.A. DTVM.

21.1 Maturity of noncurrent installments

			Consolidated
12.31.2023	Gross debt	(-) Transaction cost	Net debt
2025	1,825,412	(25,529)	1,799,883
2026	2,202,198	(19,105)	2,183,093
2027	1,130,834	(11,413)	1,119,421
2028	465,465	(8,281)	457,184
2029	954,663	(8,115)	946,548
After 2029	1,903,983	(16,655)	1,887,328
	8,482,555	(89,098)	8,393,457

21.2 Changes in debentures

				Consolidated
	Parent Company	Continuing operations	Discontinued operations	Total
Balance as of January 1, 2022	501,716	8,147,617	-	8,147,617
Funding	-	1,500,000	-	1,500,000
(-) Transaction costs	-	(14,445)	-	(14,445)
Charges and monetary variations	26,642	1,112,287	-	1,112,287
Amortization - principal	(500,000)	(2,051,481)	-	(2,051,481)
Payment - charges	(28,358)	(890,123)	-	(890,123)
Balance as of December 31, 2022	-	7,803,855	-	7,803,855
Funding	-	2,900,000	295,000	3,195,000
(-) Transaction costs (a)	-	(60,677)	(955)	(61,632)
Charges and monetary variations	-	1,297,445	19,017	1,316,462
Amortization - principal	-	(1,193,910)	(18,437)	(1,212,347)
Payment - charges	-	(1,127,607)	(10,423)	(1,138,030)
Reclassification (b)	-	-	(284,202)	(284,202)
Balance as of December 31, 2023	-	9,619,106	-	9,619,106

(a) Includes the amount of R$41,788 relating to financial consideration (waiver) paid as a result of the process of transforming Copel into a Corporation, as detailed in Note 21.3.

(b) Reclassification to Liabilities classified as held for sale (Note 39).

21.3 Covenants

The issued debentures contain clauses that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. The non-compliance with the contracted conditions may imply the need to comply with additional obligations, to request consent from the debenture holders or even the declaration of early maturity of the debts.

On December 31, 2023, all the agreed contractual indicators and conditions were fully met, except for the subsidiaries Nova Asa Branca I, Nova Asa Branca III and Ventos de Santo Uriel that did not meet the ICSD of 1.3. However, the Company preventively requested and received, on December 29, 2023, according to letter from BNDES AEC/DEENE2 No. 042/2023, the commitment of the development banking institution not to declare the early maturity of the debenture deeds, based on the performance of this index in fiscal year 2023.

As a result of the process of transforming Copel into a company with dispersed capital and no controlling shareholder, as detailed in Note 1, General Meetings of Debenture Holders were held to decide on consent to carry out the operation, by means of a financial compensation (waiver fee), so that the change in shareholder control would not characterize an event of early maturity of the Company's debts. The financial compensation was conditional on the success of the offer, with payment within ten days of its settlement, and corresponds to a remuneration of 0.20%, multiplied by the remaining duration of the debentures, on their updated nominal value on the date of the Meetings, except for the 1st series of the 6th Issue of Copel GeT and the 4th Issue of Copel DIS, for which the remuneration rate is 0.15% on the updated nominal value on the date of the Meetings. The financial payments were settled in August 2023.

The financial covenants contained in the debenture agreements are presented as follows:

Company	Contractual Instrument	Annual financial ratio	Limit
Copel GeT	5th issue of Debentures 6th issue of Debentures 7th issue of Debentures 8th issue of Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel DIS	5th issue of Debentures 6th issue of Debentures 7th issue of Debentures 8th issue of Debentures		
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue of Debentures	Debt service coverage ratio	≥ 1.3
Cutia	1st issue of Debentures	Debt service coverage ratio (a)	≥ 1.2

(a) financial ratio calculated based on the amounts of the consolidated financial statements of Cutia Empreendimentos Eólicos S.A. The contract establishes that, should the index be in the range between 1.10 and 1.20, the value of the funds invested in the Reserve Account must be complemented so that the total reaches the index of 1.20, within 2 days of the release of the financial statements.

22. Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "ProSaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

22.1 Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III, the only plan available for new participants, is a Variable Contribution - CV plan in the contributory phase and, after retirement, it becomes a Defined Benefit - BD plan.

22.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

22.3 Statement of financial position and statement of income

Amounts recognized in liabilities, under post-employment benefits, are summarized below:

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Pension plans	8	8	426	949
Healthcare plans	51,371	26,839	1,483,817	1,069,088
	51,379	26,847	1,484,243	1,070,037
Current	3,842	2,957	85,833	73,814
Noncurrent	47,537	23,890	1,398,410	996,223

Amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated	
				Restated
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Employees				
Pension plans	3,080	2,106	55,320	52,980
Healthcare plan - post employment	3,203	2,278	128,652	138,921
Healthcare plan - active employees	1,591	1,527	74,546	66,912
	7,874	5,911	258,518	258,813
Management				
Pension plans	886	706	1,441	1,236
Healthcare plan	79	68	200	148
	965	774	1,641	1,384
	8,839	6,685	260,159	260,197

22.4 Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2022	14,151	1,295,174
Appropriation of actuarial calculation	2,278	140,293
Appropriation of pension and healthcare contributions	5,016	127,878
Actuarial gains and losses	11,337	(291,742)
Amortizations	(5,935)	(201,566)
Balance as of December 31, 2022	26,847	1,070,037
Appropriation of actuarial calculation	3,203	130,126
Appropriation of pension and healthcare contributions	6,277	139,701
Actuarial losses (a)	25,082	379,126
Amortizations	(10,030)	(225,421)
Reclassification (b)	-	(9,326)
Balance as of December 31, 2023	51,379	1,484,243

(a) Losses arising mainly from the reduction in the discount rate, increase in medical costs and expected variation of the obligation by the current service cost and interest cost.

(b) Reclassification to Liabilities classified as held for sale (Note 39).

22.5 Actuarial valuation in accordance with CPC 33 (R1) /IAS 19

22.5.1 Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs are shown below:

	2023		2022	
	Real	Nominal	Real	Nominal
Economic				
Inflation p.a.	-	3.00%	-	5.10%
Expected rate of discount/return p.a.				
Unified Plan - Defined Benefit	5.33%	8.49%	6.10%	11.51%
Unified Plan - Balance	5.36%	8.52%	6.12%	11.53%
Plan III	5.37%	8.53%	6.13%	11.54%
Assistance Plan	5.48%	8.64%	6.13%	11.54%
Salary growth/medical costs				
Unified Plan p.a.	1.00%	4.03%	0.00%	5.10%
Plan III p.a.	1.00%	4.03%	1.00%	6.15%
Assistance Plan - Aging Factor	3.30%	-	3.30%	-
Demographic				
Mortality Table		AT - 2000		AT - 2000
Mortality table of individuals with permanent disability		WINKLEVOSS		WINKLEVOSS
Table of new disability benefit vested		TASA 1927		TASA 1927

22.5.2 Number of participants and beneficiaries

Consolidated	Social Security Plans					
	Unified Plan		Plan III		Assistance Plan	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Number of active participants	10	10	5,806	6,031	5,687	5,775
Number of Inactive participants	4,115	4,170	5,379	5,369	8,857	9,059
Number of dependent people	-	-	-	-	19,925	20,867
Total	4,125	4,180	11,185	11,400	34,469	35,701

22.5.3 Life expectancy after the average age of participants - Annuity Table AT-2000 (in years)

The average age of inactive participants of the healthcare and pension plans of the Company and its subsidiaries is 68.55 and 69.08 years, respectively.

Consolidated	Unified Plan	Plan III
As of December 31, 2023		
Retired participants	12.73	21.35
Pensioner participants	13.99	24.67
As of December 31, 2022		
Retired participants	19.60	23.42
Pensioner participants	12.48	25.97

22.5.4 Actuarial evaluation

Based on the revision of the assumptions, as of December 31, 2023, the amounts of the Unified Plan and Plan III totaled a surplus of R$795,930 and R$83,613, respectively (R$595,847 and R$74,421, as of December 31, 2022). Applicable ruling legislation does not allow any significant reduction in contributions or refunds to the Company based on the current surplus of these plans. For this reason, the Company did not record assets in its balance sheet as of December 31, 2023, reflecting any right to reduce contributions, refund of surplus or other amounts.

Consolidated	Unified Plan	Plan III	Assistance Plan	12.31.2023	12.31.2022
Total liabilities or partially covered	6,416,085	3,820,011	1,657,687	11,893,783	10,721,838
Fair value of the plan assets	(7,212,015)	(3,903,624)	(173,870)	(11,289,509)	(10,323,018)
Plan coverage status	(795,930)	(83,613)	1,483,817	604,274	398,820
Unrecognized asset	795,930	83,613	-	879,543	670,268
	-	-	1,483,817	1,483,817	1,069,088

The Company and its subsidiaries adjusted their assistance liabilities through the actuarial report issued on December 31, 2023, as presented in the Statements of Comprehensive Income.

22.5.5 Changes in actuarial liabilities

Consolidated	Unified Plan	Plan III	Assistance Plan
Present value of net actuarial obligations as of January 1, 2022	6,145,601	3,337,093	1,491,118
Cost of services	169	2,018	6,172
Cost of interest	673,724	364,901	155,389
Benefits paid	(523,792)	(264,096)	(342)
Actuarial (gain) losses	(266,172)	17,621	(417,566)
Present value of net actuarial obligations as of December 31, 2022	6,029,530	3,457,537	1,234,771
Cost of services	16,650	6,343	6,878
Cost of interest	700,272	397,091	141,877
Benefits paid	(539,728)	(272,585)	(55,014)
Actuarial (gain) losses	210,135	251,260	338,499
Discontinued Operations balance adjustments	(774)	(19,635)	(9,324)
Present value of net actuarial obligations as of December 31, 2023	6,416,085	3,820,011	1,657,687

22.5.6 Changes in actuarial assets

Consolidated	Unified Plan	Plan III	Assistance Plan
Fair value of the Plan's assets as of January 1, 2022	6,799,255	3,347,204	196,909
Return estimated for assets	743,845	274,486	26,390
Contributions and distributions	29,808	151,606	-
Benefits paid	(523,792)	(264,096)	-
Actuarial gain (losses)	(423,739)	22,758	(57,616)
Fair value of the Plan's assets as of December 31, 2022	6,625,377	3,531,958	165,683
Return estimated for assets	769,613	410,062	18,629
Contributions and distributions	23,868	9,709	54,782
Benefits paid	(539,728)	(272,584)	(54,782)
Actuarial gain (losses)	333,728	244,140	(10,442)
Discontinued Operations balance adjustments	(843)	(19,661)	-
Fair value of the Plan's assets as of December 31, 2023	7,212,015	3,903,624	173,870

22.5.7 Estimated costs

The estimated net periodic plan costs (income) for 2024 for each plan are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan
Cost of current service	(17,705)	10,105	8,100
Estimated cost of interest	590,697	321,264	140,975
Expected return on plan assets	(591,774)	(321,683)	(15,030)
Costs (income or loss)	(18,782)	9,686	134,045

In view of the current surplus of pension plans, the Company will not record the estimated revenues and costs presented in the table above for the Unified Plan and Plan III, in accordance with legislation that does not allow for reductions in contributions or reimbursements to the Company.

22.5.8 Sensitivity analysis

The following table demonstrates the effect of changes to significant actuarial assumptions. The presentation of this sensitivity analysis was adjusted in relation to the year 2022 to reflect the variations that, in the Company's understanding, are more likely to occur.

Consolidated	Projected scenarios	
	Increase by 0.5%	Decrease in 0.5%
Sensitivity of long-term interest rate		
Impacts on the obligations of the pension	9,807,900	10,702,169
Impacts on the obligations of healthcare program	1,546,250	1,782,375
Sensitivity of growth rate of the medical costs		
Impacts on the obligations of healthcare program	1,784,147	1,544,008
Impact on cost of service for the following financial year of healthcare program	8,460	6,595
Sensitivity of the service cost		
Impacts on the obligations of the pension	13,493	14,269
Impacts on the obligations of healthcare program	6,625	8,429

22.5.9 Benefits payable

The estimated benefits to be paid by the Company and its subsidiaries in the next five years and the total benefits for the following fiscal years are shown below:

Consolidated	Unified Plan	Plan III	Assistance Plan	Total
2024	543,355	281,414	54,858	879,627
2025	641,006	284,173	76,250	1,001,429
2026	568,053	291,233	73,728	933,014
2027	565,786	298,255	81,300	945,341
2028	573,042	305,107	89,233	967,382
2029 a 2053	11,639,282	8,327,621	5,126,994	25,093,897

22.5.10 Asset allocation and investment strategy

The asset allocation for the Company and its subsidiaries pension and healthcare plans at the end of 2023 and the allocation goal for 2024, by asset category, are shown below:

Consolidated	Goal for 2024 (*)	2023
Fixed income	79.1%	77.2%
Variable income	4.9%	5.3%
Loans	1.3%	1.2%
Real estate	3.6%	5.6%
Investment structuring	8.8%	8.7%
Investments abroad	2.4%	2.0%
	100.0%	100.0%

In addition, information on the allocation of assets of pension plans sponsored by the Company:

Consolidated	Unified Plan		Plan III	
	target (%)(*)	minimum (%)	target (%)	minimum (%)
Fixed income	89.5%	60.0%	70.0%	48.0%
Variable income	3.0%	2.0%	8.0%	3.0%
Loans	0.5%	0.0%	2.0%	0.0%
Real estate	2.5%	0.0%	1.0%	0.0%
Investment structuring	4.5%	0.0%	15.0%	0.0%
Investments abroad	0.0%	0.0%	4.0%	0.0%

(*) Target 2023.
Management of Fundação Copel decided to keep a more conservative approach investing in variable income in relation to the allowed legal limit, which is 70%.

22.5.11 Additional information

The Company and its subsidiaries made contributions to Plan III (variable contribution plan) for all active employees on December 31, 2023 and 2022, in the amounts of R$70,203 and R$72,353, respectively.

23. Sectorial Charges Payable

Consolidated	12.31.2023	12.31.2022
Energy Development Account - CDE	56,927	41,122
Global Reversal Reserve - RGR	4,539	5,366
	61,466	46,488

24. Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

The registered balances of Research and Development - R&D and Energy Efficiency Program - EEP are shown in the table below:

Consolidated	Disbursed and not completed	Balance to be collected	Balance to disburse	Balance as of 12.31.2023	Balance as of 12.31.2022
Research and Development - R&D					
FNDCT	-	5,781	-	5,781	6,588
MME	-	2,891	-	2,891	3,314
R&D	153,048	1,359	47,464	201,871	260,243
	153,048	10,031	47,464	210,543	270,145
Energy efficiency program - EEP					
Procel	-	23,613	-	23,613	11,960
EEP	139,610	10,822	169,086	319,518	332,653
	139,610	34,435	169,086	343,131	344,613
	292,658	44,466	216,550	553,674	614,758
			Current	320,196	370,244
			Noncurrent	233,478	244,514

National Fund for Scientific and Technological Development - FNDCT
National Program of Electricity Conservation - Procel

24.1 Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2022	7,584	3,790	286,029	19,883	309,811	627,097
Additions	39,044	19,535	39,070	11,298	45,191	154,138
Performance agreement	-	-	-	-	2,552	2,552
Interest rate (Note 32)	-	-	6,197	3,799	24,648	34,644
Transfers	-	-	-	(3,685)	3,685	-
Payments	(40,040)	(20,011)	(8,061)	(19,335)	(29,740)	(117,187)
Concluded projects	-	-	(62,992)	-	(23,494)	(86,486)
Balance as of December 31, 2022	6,588	3,314	260,243	11,960	332,653	614,758
Additions	40,011	20,004	40,019	12,200	48,805	161,039
Performance agreement	-	-	-	-	4,420	4,420
Interest rate (Note 32)	-	-	5,930	(547)	21,618	27,001
Transfers (b)	5,802	2,900	1,739	-	-	10,441
Payments	(46,620)	(23,327)	(9,695)	-	(16,450)	(96,092)
Concluded projects	-	-	(87,675)	-	(71,528)	(159,203)
Reclassification (a)	-	-	(8,690)	-	-	(8,690)
Balance as of December 31, 2023	5,781	2,891	201,871	23,613	319,518	553,674

(a) Reclassification to Liabilities classified as held for sale (Note 39).
(b) Transfers to assets - Law No. 14,514/2023

25. Accounts Payable Related to Concessions

	Company	Grant	Signature	Closing	Discount rate	Annual Adjustment	12.31.2023	12.31.2022
HPP Mauá	Copel GeT	06.29.2007	07.03.2007	06.2049	5,65% p.a.	IPCA	23,005	21,587
HPP Colíder	Copel GeT	12.29.2010	01.17.2011	01.2046	7,74% p.a.	IPCA	31,493	30,518
HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7,74% p.a.	IPCA	9,337	9,050
HPP Guaricana	Copel GeT	03.03.2020	03.03.2020	03.2025	7,74% p.a.	IPCA	1,325	2,200
HPP Fundão and HPP Santa Clara	Elejor	10.23.2001	10.25.2001	05.2037	11,00 % p.a.	IGPM	828,695	874,187
							893,855	937,542
						Current	101,976	105,003
						Noncurrent	791,879	832,539

Discount rate applied to calculate present value
Real and net discount rate, compatible with the estimated long-term rate, not being linked to the expectation of return from the project.
Payment to the federal government
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

25.1 Changes in accounts payable related to concessions

Balance as of January 1, 2022	903,959
Additions	1,855
Adjust to present value	27,063
Monetary variations	112,890
Payments	(108,225)
Balance as of December 31, 2022	937,542
Additions	894
Adjustment to present value	(44,021)
Monetary variations	115,176
Payments	(115,736)
Balance as of December 31, 2023	893,855

25.2 Nominal value and present value of accounts payable related to concessions

Consolidated	Nominal value	Present value
2024	111,886	101,976
2025	111,079	91,359
2026	110,798	82,253
2027	110,798	74,313
After 2027	1,433,795	543,954
	1,878,356	893,855

26. Right-of-use Asset and Lease Liability

26.1 Right-of-use asset

Consolidated	Balance as of January 1, 2023	Additions	Amorti-zation	Loss on disposal	Reclassi-fication (a)	Balance as of December 31, 2023
Real estate	136,489	51,192	(11,874)	(2,737)	(10,456)	162,614
Vehicles	113,018	27,065	(54,082)	-	(526)	85,475
Equipment	11,873	4,629	(11,161)	(323)	(507)	4,511
	261,380	82,886	(77,117)	(3,060)	(11,489)	252,600

(a) Reclassification to Assets classified as held for sale (Note 39)

Consolidated	Balance as of January 1, 2022	Additions	Amortization	Loss on disposal	Balance as of December 31, 2022
Real estate	120,929	27,770	(10,679)	(1,531)	136,489
Vehicles	67,833	90,399	(45,044)	(170)	113,018
Equipment	15,294	5,522	(8,943)	-	11,873
	204,056	123,691	(64,666)	(1,701)	261,380

26.2 Lease liability

26.2.1 Changes in lease liability

	Parent Company	Consolidated
Balance as of January 1, 2022	3,258	212,734
Additions	1,929	123,691
Charges	413	20,462
Amortization - principal	(378)	(60,200)
Payment - charges	(413)	(21,151)
Loss on disposal	-	(1,780)
Balance as of December 31, 2022	4,809	273,756
Additions	2,789	82,886
Charges	569	25,506
Amortization - principal	(512)	(72,334)
Payment - charges	(569)	(25,465)
Loss on disposal	-	(2,334)
Reclassification (a)	-	(11,573)
Balance as of December 31, 2023	7,086	270,442
Current	405	49,742
Noncurrent	6,681	220,700

(a) Reclassification to Liabilities classified as held for sale (Note 39).

The Company defines the discount rate based on the nominal interest rate applied to the last fundraising, disregarding subsidized or incentivized funding. The interest rates applied range from 3.58% to 15.55% p.a.

26.2.2 Maturity of noncurrent installments

2025	40,844
2026	38,160
2027	18,002
2028	15,549
2029	13,809
After 2029	229,837
Undiscounted amounts	356,201
Imputed interest	(135,501)
Lease liabilities balance	220,700

26.2.3 Potential PIS/Cofins recoverable rights

The following table shows the potential PIS/Cofins recoverable rights embedded in the leasing consideration, according to the expected payment periods.

Cash Flows	Nominal value	Present value
Lease consideration	482,953	270,442
Potential Pis/Cofins	34,299	20,647

26.3 Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) / IFRS 16 and the amount that would be recorded considering forecast inflation:

Consolidated	Balance in accordance with IFRS 16	Inflation projected balance	%
Lease liabilities	270,442	333,597	23.35%
Right to use assets	252,600	286,433	13.39%
Financial expense	24,290	29,653	22.08%
Amortization expense	74,582	79,601	6.73%

26.4 Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 31.6). The balance of commitments from leases and rentals is shown below:

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	12.31.2023
Commitments from leases and rentals	11,050	47,613	257,488	316,151

26.5 Receivables from leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 12.31.2023
Facilities sharing	2,082	8,327	26,665	37,074

27. Other Accounts Payable

Consolidated		12.31.2023	12.31.2022
Fair value in the purchase and sale of power (Note 34.2.10)		753,584	738,703
Generation deviation - wind projects (Note 34.2.9)		299,264	184,813
Public lighting rate collected		68,253	52,520
Payments/returns to consumers		60,498	50,652
Aneel Order No. 084/2017 provision		42,164	38,145
Pledges in guarantee		43,297	29,924
Financial offset for the use of water resources		31,352	28,511
Other liabilities (a)		140,114	123,585
		1,438,526	1,246,853
	Current	859,456	601,619
	Noncurrent	579,070	645,234

(a) The balance for 2023 includes the advance received for the UEGA sale transaction, in the amount of R$58,132 (Note 39)

28. Provisions for Legal Claims and Contingent Liabilities

The Company and its subsidiaries are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning described in Note 4.11 are met.

The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company and its subsidiaries are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

28.1 Change in provision for legal claims

Parent company	Balance as of	Income				Balance as of
	January 1, 2023	Additions	Reversals	Monetary restatement	Settlements	December 31, 2023
Tax						
Cofins	123,564	-	-	9,807	-	133,371
Others	35,671	2,830	(4,499)	(127)	(184)	33,691
	159,235	2,830	(4,499)	9,680	(184)	167,062
Labor	3,514	3,425	(1,338)	1,278	(2,067)	4,812
Employee benefits	745	61	(516)	-	-	290
Civil	640,948	54,094	(7,617)	2,594	-	690,019
	804,442	60,410	(13,970)	13,552	(2,251)	862,183
Current	-				Current	336,000
Noncurrent	804,442				Noncurrent	526,183

Parent company	Balance as of	Income				Balance as of
	January 1, 2022	Additions	Reversals	Monetary restatement	Settlements	December 31, 2022
Tax						
Cofins	110,059	15,109	(1,604)	-	-	123,564
Others	34,149	831	-	843	(152)	35,671
	144,208	15,940	(1,604)	843	(152)	159,235
Labor	2,437	1,146	-	383	(452)	3,514
Employee benefits	587	2,338	(2,180)	-	-	745
Civil	175,356	465,323	(1,421)	1,690	-	640,948
Regulatory	25,174	-	(25,174)	-	-	-
	347,762	484,747	(30,379)	2,916	(604)	804,442

Consolidated	Balances as of	Income				Additions (Reversals)		Transfers/	Balances as of
		Provision		Construction cost	Monetary				
	January 1, 2023	Additions	Reversals	Reversals	restatement	to assets	Settlements	Others (a)	December 31, 2023
Tax									
Cofins	123,564	-	-	-	9,807	-	-	-	133,371
Others	78,186	15,739	(7,444)	-	(2,452)	-	(15,955)	6,985	75,059
	201,750	15,739	(7,444)	-	7,355	-	(15,955)	6,985	208,430
Labors	536,464	103,947	(65,303)	-	43,877	(91)	(231,859)	(396)	386,639
Employee benefits	30,126	12,234	(4,328)	-	-	-	(516)	-	37,516
Civil									
Civil and administrative claims	958,111	134,634	(19,782)	-	26,818	278	(119,067)	(26,325)	954,667
Easements	138,724	1,748	-	(21,596)	-	1,133	(5,884)	-	114,125
Expropriations and property	154,912	6,856	(1,461)	(4,349)	(535)	(42,700)	41	-	112,764
Customers	3,750	319	(1,676)	-	-	-	51	-	2,444
Environmental	5,269	1,264	(1,412)	-	(389)	-	(139)	-	4,593
	1,260,766	144,821	(24,331)	(25,945)	25,894	(41,289)	(124,998)	(26,325)	1,188,593
Regulatory	8,493	83,708	(84,764)	-	589	-	(288)	-	7,738
	2,037,599	360,449	(186,170)	(25,945)	77,715	(41,380)	(373,616)	(19,736)	1,828,916
Current	-								336,000
Noncurrent	2,037,599								1,492,916

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 39).

Consolidated		Income							
	Balances as of	Provision		Construction cost	Monetary	Additions		Transfers/	Balances as of
	January 1, 2022	Additions	Reversals	Additions	restatement	to assets	Settlements	Others	December 31, 2022
Tax									
Cofins	110,059	15,109	(1,604)	-	-	-	-	-	123,564
Others	71,056	15,558	(820)	-	8,147	-	(9,764)	(5,991)	78,186
	181,115	30,667	(2,424)	-	8,147	-	(9,764)	(5,991)	201,750
Labors	569,756	86,895	(2,778)	-	22,007	-	(139,416)	-	536,464
Employee benefits	37,148	13,270	(19,672)	-	-	-	(620)	-	30,126
Civil									
Civil and administrative claims	433,437	545,243	(3,925)	-	47,553	-	(67,055)	2,858	958,111
Easements	138,069	3,594	(90)	(722)	-	627	(2,754)	-	138,724
Expropriations and property	125,028	2,195	(8,113)	4,305	-	36,924	(5,427)	-	154,912
Customers	3,755	2,039	(630)	-	74	-	(1,488)	-	3,750
Environmental	5,902	419	(1,130)	-	78	-	-	-	5,269
	706,191	553,490	(13,888)	3,583	47,705	37,551	(76,724)	2,858	1,260,766
Regulatory	103,155	9,788	(84,111)	-	(4,651)	-	(15,688)	-	8,493
	1,597,365	694,110	(122,873)	3,583	73,208	37,551	(242,212)	(3,133)	2,037,599

The Company made a voluntary change in the way it records the monetary restatement of provisions for legal claims. The amounts that were recorded as operating expenses are now recognized as financial expenses. In the consolidated income statements for the year 2023, the amount of R$77,715 (R$13,552 in the Parent Company) was recognized as a financial expense (Note 32). If this voluntary change in accounting practice had been applied in the year ended December 31, 2022, the value of the reclassification from operating expenses to financial expenses would be R$73,208 in the consolidated income statement for the year (R$2,916 in the Parent Company). Considering the quantitative and qualitative analyzes carried out by the Company, Management concluded that the effect of this voluntary change in the way of recording monetary restatement on provisions for legal claims is immaterial to the financial statements already published in previous years and quarters, considering that this change does not impacts the balance sheet, net income for the year, the Company's cash generation nor compliance with restrictive clauses in debt contracts (Covenants).

28.2 Details of provisions for legal claims and contingent liabilities

The following table shows the details of the provisions for legal claims recorded and, in addition, the amounts of contingent liabilities, which are present obligations arising from past events, but without provisions recognized because it is not probable an outflow of resources that incorporate economic benefits to settle the obligation.

COPEL
Companhia Paranaense de Energia

	Description	Parent Company				Consolidated			
		Provisions for legal claims		Contingent liabilities		Provisions for legal claims		Contingent liabilities	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	133,371	123,964	9,270	9,950	133,371	123,964	9,270	9,950
INSS	Tax requirements related to the social security contribution.	32,053	30,289	60,310	56,479	32,053	30,289	118,254	56,790
Federal taxes	Administrative requirements and questions from Receita Federal do Brasil (Federal Revenue Service).	-	-	40,436	47,843	2,328	2,100	40,796	53,622
ICMS (VAT)	Administrative requirements and questions from the State regarding the payment of ICMS (VAT) on the Company's invoices.	-	-	-	-	5,630	4,036	26,936	24,900
IPTU	Tax Requirement on Urban Territorial Property (IPTU) on properties affected by the public electricity service.	187	4,738	1,687	645	5,181	9,332	179,974	152,113
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	221	181	58,035	56,731
Other	Taxes, fees and other federal, state and municipal taxes in which the Company discusses the levy or not, as well as its bases and amounts for payment	1,451	34	1,461	63,292	29,646	31,639	84,808	149,518
		167,062	159,226	113,188	177,209	203,480	201,760	613,182	608,214
Labor	Charging of overtime, hazardous work, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	4,812	8,614	13,112	2,479	836,839	636,274	270,868	378,787
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, which will consequently cause repercussions for the Company and its wholly-owned subsidiaries, to the extent that additional contributions are required.	288	746	848	811	37,618	30,126	10,724	12,718
Regulatory									
ESBR	ESBR filed Ordinary Lawsuit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, whose ruling: (i) acknowledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, which had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling was, at the time it exempted ESBR, to expose the distributors with whom it entered into power trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the lawsuits are judged unfavorably against Copel, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	1,129,202	1,130,245
Colider exclusion of liability	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colider HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment ("ACR"), CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR contracts. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM. Further information on the lawsuit is presented in Note 7.2	-	-	-	-	-	-	307,226	320,044
Other	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	7,733	8,483	45,498	45,712
		-	-	-	-	7,733	8,483	1,481,926	1,496,001

(continued)

	Description	Parent Company				Consolidated			
		Provisions for legal claims		Contingent liabilities		Provisions for legal claims		Contingent liabilities	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	57,475	73,396	42,373	71,237
Arbitration	Arbitration process started in 2016, which originated from a dispute related to a term of commitment signed between the authors and Copel in December 2012, processed in secrecy at the Brazil-Canada Arbitration and Mediation Center. On January 26, 2024, an agreement was reached between the parties to close the case, as disclosed in Note 40.1.	672,000	629,096	-	338,779	672,000	629,096	-	338,779
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accidents with vehicles.	18,019	11,231	480	5,681	118,210	154,880	349,602	549,115
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants. The execution of the sentence began without the previously determined accounting expertise. In the 1st degree, Copel challenged the execution and presented an insurance policy as a guarantee until a decision on the performance of an expert examination and excess of the value. As there was still no favorable position on the merits, the risk was reassessed with a change in the provisioned balance.	-	-	-	-	106,586	101,076	104,192	98,940
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	-	61	-	-	114,129	138,241	30,990	31,063
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	112,764	154,943	22,225	38,000
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	2,442	3,758	1,077	1,911
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	-	-	-	-	4,591	5,266	226,833	216,380
		690,019	640,942	480	344,460	1,183,692	1,260,656	776,292	1,346,466
		882,122	804,442	127,081	626,069	1,320,916	2,037,699	3,062,228	2,728,229

29. Equity

29.1 Capital

	12.31.2023	12.31.2022
Capital	12,831,619	10,800,000
(-) Transaction costs, net of taxes		
Transaction costs in issuing shares	(14,941)	-
(-) Income tax and social contribution (a)	5,080	-
	12,821,758	10,800,000

(a) Amounts deducted from taxes payable

The capital increase of R$2,021,758 refers to the value of the share issue of R$2,031,619 less transaction costs net of taxes, totaling R$9,861, and was recorded after the settlement of the public share offering, as described in Note 1.

The share capital is represented by ordinary shares, class "A" and "B" preferred shares and 1 special class preferred share held by the State of Paraná. At General Meetings, each ordinary share has the right to one vote, respecting the limitations established in Article 6 of the Bylaws, so that any shareholder or group of shareholders, Brazilian or foreign, public or private, is prohibited from exercising voting rights in excess of the equivalent of 10% of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Class "A" and "B" preferred shares have restricted voting rights as per § 7, Article 5, of the Bylaws. According to Article 17 of Federal Law No. 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those paid to common shares. Class "A" preferred shares have priority in the reimbursement of capital and in the distribution of minimum dividends of 10% p.a. (non-cumulative), calculated based on the capital represented by this class of shares. Class "B" preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted profit or loss for the year, pursuant to the corporate legislation and to the Company's Bylaws, calculated proportionately to the capital represented by the shares of this class. Dividends for Class "B" have priority only over the common shares and are only paid out of the remaining profits payment of priority dividends of class "A" shares.

The special class preferred share was created under the terms of State Law No. 21,272/2022. As long as the State of Paraná holds shares representing at least 10% of the total shares issued by the Company, this share will grant veto power in General Meeting deliberations that authorize the administrators to approve and execute the Annual Investments by Copel DIS, aimed at changing the Company's name and headquarters, and amending the clauses of the bylaws related to the limitation so that no shareholder or group of shareholders will exercise votes corresponding to more than 10% of the total and the celebration of shareholder agreements for the exercise of voting rights.

The table below presents the composition of the share capital by shares (without nominal value):

12.31.2023									Number of shares in units	
	Common shares		Preferred shares						Total	
			Class "A"		Class "B"		Special class			
	number of shares	%	number of shares	%	number of shares	%	number of shares	%	number of shares	%
State of Paraná	358,562,509	27.57	-	-	116,106,174	6.91	1	100.00	474,668,684	15.91
BNDESPAR	131,161,562	10.09	-	-	524,646,248	31.24	-	-	655,807,810	21.99
Other shareholders	810,623,229	62.34	3,128,000	100.00	1,038,582,868	61.85	-	-	1,852,334,097	62.10
	1,300,347,300	100.00	3,128,000	100.00	1,679,335,290	100.00	1	100.00	2,982,810,591	100.00

In December 2023, after approval of the undoing of the Share Conversion and Formation of Share Deposit Certificates Program at the 209th Extraordinary General Meeting, the UNITs were canceled and the consequent delivery of the 5 shares issued by the Company underlying each UNIT, being 1 common share (CPLE3) and 4 class "B" preferred shares (CPLE6) with the same rights, advantages and restrictions as the shares issued by the Company represented by them, including in relation to the payment of dividends, interest on equity and any other bonuses, payments or benefits to which they may be entitled.

29.2 Equity valuation adjustments

Fair values of fixed assets - deemed costs - were recognized on the first-time adoption of IFRS. The line item "Equity value adjustments" was the balancing item of this adjustment, net of deferred income tax and social contribution. The realization of such adjustments is recorded in the retained earnings line item, to the extent of the depreciation or possible disposal of the measured fixed assets. Adjustments arising from the changes in fair value involving financial assets, as well as actuarial gains and losses, are also recorded in this line item.

	Parent company	Consolidated
Balance as of January 1, 2022	426,170	426,170
Actuarial liabilities		
Post employment benefits	(11,336)	291,740
Taxes on adjustments	3,854	(88,548)
Post employment benefits - equity, net of taxes.	209,991	-
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(55,322)
Taxes on adjustments	-	18,809
Deemed cost of fixed assets - equity, net of taxes	(36,513)	-
Actuarial liability - investment realization (a)	(3,541)	(3,541)
Other adjustments		
Adjustments on financial assets - subsidiaries	-	10,295
Taxes on other adjustments	-	(3,500)
Adjustments on financial assets - equity, net of taxes	4,757	-
Attributed to non-controlling interest	-	(2,721)
Balance as of December 31, 2022	593,382	593,382
Actuarial liabilities		
Post employment benefits	(25,082)	(379,126)
Taxes on adjustments	8,528	129,007
Post employment benefits - equity, net of taxes.	(234,283)	-
Realization of equity evaluation adjustment		
Deemed cost of fixed assets	-	(49,322)
Taxes on adjustments	-	16,769
Deemed cost of fixed assets - equity, net of taxes	(32,553)	-
Other adjustments		
Adjustments on financial assets - subsidiaries	-	(6,373)
Taxes on other adjustments	-	2,167
Adjustments on financial assets - equity, net of taxes	(2,942)	-
Attributed to non-controlling interest	-	546
Balance as of December 31, 2023 (b)	307,050	307,050

(a) Realization of Copel SER's actuarial gain after the transfer of all employees to Copel's other wholly-owned subsidiaries.

(b) The balance includes R$ 1,424 of adjustment to the equity valuation of the discontinued operation (R$ 859 in the Parent Company). The variation in the equity valuation adjustment of the discontinued operation in 2023 resulting from actuarial liability adjustments was R$1,650 (R$933 in the Parent Company).

29.3 Legal reserve and profit retention reserve

The legal reserve is constituted based on 5% of the net income for the year, before any allocation, limited to 20% of the share capital.

The profit retention reserve aims to cover the Company's investment program, pursuant to article 196 of Law 6,404/1976. It is constituted by retaining the remainder of net income for the year, after constituting the legal reserve and proposing interest on own capital and dividends.

29.4 Proposed dividend distribution

Parent Company	12.31.2023	12.31.2022
Calculation basis for dividends		
Net income for the year	2,258,810	1,112,007
Legal Reserve (5%)	(112,941)	(55,600)
Realization of equity evaluation adjustment	32,553	36,513
	2,178,422	1,092,920
Proposed dividends		
Interest on own capital - gross value	958,000	970,000
Dividends - PNA shares	-	258
Additional proposed dividends	131,211	-
	1,089,211	970,258
Gross value of dividends per class of shares:		
Ordinary shares	454,539	357,961
Class "A" preferred shares	1,502	1,407
Class "B" preferred shares	633,170	610,890
Gross value of dividends per share:		
Ordinary shares	0.34557	0.33393
Class "A" preferred shares	0.48035	0.44976
Class "B" preferred shares	0.38012	0.36732
Gross value of dividends per share - Units (a)	1.64173	1.86606

(a) The Units program was discontinued in December/2023. The gross value of dividends per Units only considers the advance approved on September 20, 2023.

Pursuant to the legal and statutory provisions in force and management's resolution, the basis for calculating dividends is obtained from the adjusted net income that corresponds to the net income for the year less the portion allocated to the legal reserve, plus the realization amount of equity adjustments for the year.

According to the Company's Dividend Policy, regular dividend calculation will be based on the Financial Leverage Ratio defined at the end of each fiscal year. For an index below 1.5, the dividend corresponds to 65% of the adjusted net income; for an index between 1.5 and 2.7, the dividend corresponds to 50% of the adjusted net income; for an index above 2.7, the dividend corresponds to 25% of the adjusted net income (mandatory minimum). These amounts, except for the mandatory minimum dividend, will be limited to the cash flow available for the same fiscal year, equivalent to the cash flow from operating activities, less net cash flow used in investing activities. Management may also propose extraordinary dividends, limited to balance of the Company's distributable profit reserves, conditioned to resolution and approval in of the Board of Directors, after hearing the Supervisory Board.

In the 2023 fiscal year, the calculated index was 1.94, as shown in Note 34, so that the proposed dividend was 50% of the adjusted net income, totaling R$1,089,211, of which R$958,000 has already been approved by the Company's Board of Directors in 2023 and R$131,211 were recorded as an additional dividend proposed for deliberation at the Ordinary General Meeting in April 2024.

As informed, on September 20, 2023, Copel's Board of Directors approved the distribution of interim and intercalar dividends in the form of Interest on Equity - JSCP, in the amount of R$958,000 as follows: R$456,920 based on result for the first half of 2023, payment of which occurred on November 30, 2023; R$456,920 based on the remaining balance of the results for the first half of 2023 and R$44,160 from the uncapitalized profit retention reserve balance from previous years, the payment of which will occur together with the dividends approved at the Ordinary General Meeting that decides on the allocation of the result of 2023. These JSCP values, net of taxes withheld at source, were attributed to the mandatory dividend for the year 2023, according to criteria established in the Company's Bylaws and the difference is taken into account both for the payment of regular dividends for 2023 and additional dividends.

29.5 Earnings per share - basic and diluted

Parent company	Continuing operations	Discontinued operations	12.31.2023	Continuing operations	Discontinued operations	12.31.2022
Basic and diluted numerator						
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders						
Common shares	863,846	38,574	902,420	455,053	(45,654)	409,399
Class "A" preferred shares	2,729	116	2,845	1,724	(149)	1,575
Class "B" preferred shares	1,291,502	62,043	1,353,545	781,042	(80,009)	701,033
	2,158,077	100,733	2,258,810	1,237,819	(125,812)	1,112,007
Basic and diluted denominator						
Weighted average of shares (in thousands)						
Common shares	1,148,504,091	1,148,504,091	1,148,504,091	1,054,090,460	1,054,090,460	1,054,090,460
Class "A" preferred shares	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000	3,128,000
Class "B" preferred shares	1,679,335,291	1,679,335,291	1,679,335,291	1,679,335,290	1,679,335,290	1,679,335,290
	2,830,967,382	2,830,967,382	2,830,967,382	2,736,553,750	2,736,553,750	2,736,553,750
Basic and diluted earnings per share attributable to controlling shareholders						
Common shares	0.75215	0.03359	0.78574	0.43170	(0.04331)	0.38839
Class "A" preferred shares	0.87237	0.03694	0.90931	0.55106	(0.04763)	0.50343
Class "B" preferred shares	0.76906	0.03694	0.80600	0.46509	(0.04764)	0.41745

30. Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Sectorial charges	Service tax (ISSQN)	Net revenue 12.31.2023	Net revenue Restated 12.31.2022
Electricity sales to final customers	10,384,872	(846,531)	(1,234,983)	(357,190)	-	7,946,168	7,510,037
Electricity sales to distributors	4,235,612	(653,593)	(17,038)	(62,193)	-	3,602,788	3,814,409
Use of the main distribution and transmission grid	10,930,593	(913,793)	(1,481,845)	(2,532,763)	-	6,002,192	4,828,841
Construction income	2,333,787	-	-	-	-	2,333,787	2,164,134
Fair value of assets from the indemnity for the concession	62,167	-	-	-	-	62,167	79,169
Result of sectorial financial assets and liabilities	1,070,196	(98,993)	-	-	-	971,203	1,676,936
Other operating revenue	629,792	(64,508)	(34)	-	(4,087)	561,163	461,815
	29,647,019	(2,477,418)	(2,733,900)	(2,952,146)	(4,087)	21,479,468	20,535,341

30.1 Revenue details

Consolidated	12.31.2023	Restated 12.31.2022
Electricity sales to final customers	10,384,872	11,392,957
Consumers - Power distribution	6,779,582	7,962,325
Free consumers	2,723,661	2,692,303
Donations and grants	881,629	738,329
Electricity sales to distributors	4,235,612	4,534,515
Bilateral contracts	2,112,486	2,923,509
Regulated contracts	1,582,836	1,033,405
Electric Energy Trade Chamber - CCEE	425,920	459,162
Effective interest - grant bonus (Note 9.2)	114,370	118,439
Use of the main distribution and transmission grid	10,930,593	9,843,657
Consumers	10,058,379	8,936,568
Concessionaires and generators	106,564	86,160
Operating and maintenance income - O&M and interest income	765,650	820,929
Construction income	2,333,787	2,164,134
Power distribution service concession	2,234,542	2,048,022
Power transmission concession (a)	99,245	116,112
Fair value of assets from the indemnity for the concession	62,167	79,169
Result of sectorial financial assets and liabilities	1,070,196	1,847,863
Other operating revenue	629,792	522,746
Leasing and rent (30.2)	464,184	374,801
Fair value in the purchase and sale of power	5,045	32,747
Income from rendering of services	41,891	59,048
Other income	118,672	56,150
GROSS OPERATING REVENUE	29,647,019	30,385,041
(-) Pis/Pasep and Cofins	(2,477,418)	(2,516,317)
(-) ICMS (VAT)	(2,733,900)	(3,657,564)
(-) Service tax (ISSQN)	(4,087)	(6,351)
(-) Sectorial charges (30.3)	(2,952,146)	(3,669,468)
NET OPERATING REVENUE	21,479,468	20,535,341

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 10.3

30.2 Leases and rentals

30.2.1 Revenue from leases and rentals

	12.31.2023	12.31.2022
Equipment and structures	461,992	373,036
Facilities sharing	2,192	1,765
	464,184	374,801

30.3 Regulatory charges

Consolidated	12.31.2023	Restated 12.31.2022
Energy Development Account - "CDE" - Power distribution service concession (30.3.1)	2,659,092	2,670,262
Other charges - rate flags (30.3.2)	1,216	724,414
Research and development and energy efficiency - R&D and EEP	161,039	153,152
Global Reversion Reserve - RGR quota	46,750	42,103
Energy Development Account - "CDE" - Power transmission concession	68,901	65,460
Inspection fee	15,148	14,077
	2,952,146	3,669,468

30.3.1 Energy Development Account - CDE - power distribution concession

CDE, created by Law no. 10438/2002, amended by Law No. 12783/2013, which aims to promote energy development in the national territory, has as one of its fund sources the tariff charge attributed to end consumers in the tariff processes and periodically paid by the distributor. Annual charge amounts are defined by Aneel through approval resolutions and managed by CCEE.

As of June 2023, the Company began to pay the monthly CDE Water Shortage Account fee of R$6,454. This payment will be made over the next 4 years and refers to the return of the amount of R$145,844 received in 2022 to cover the additional costs associated with the water shortage situation that affected the country throughout 2021. The funds were centralized in the Water Shortage Account, created for this purpose, under the management of the CCEE.

In addition, as of June 2023, Copel DIS started collecting the CDE Distributed Generation - "GD", in the monthly amount of R$9,303, according to Resolution No. 3,175/2023. The subsidy stems from Law No. 14.300/2022, which established the Legal Framework for Distributed Micro and Mini-Generation - "MMGD".

The balance is as follows:

	Period	12.31.2023	12.31.2022
"CDE USO"	Quotas (a)	2,201,372	2,321,875
	Covid Account (b)	183,444	183,444
	Water shortage (c)	1,725	-
	Preliminary injunctions (e)	(963)	-
		2,385,578	2,505,319
"CDE ENERGIA"	Covid Account (b)	164,943	164,943
	Water shortage (c)	43,453	-
	Distributed Generation (d)	65,118	-
		273,514	164,943
		2,659,092	2,670,262

(a) "CDE Uso": Aneel Resolution No. 3,175/2023 (april-december/23); Aneel Resolution No. 3,165/2022 (january-march/23), Aneel Resolution No. 3,034/2022 (may-december/22); Aneel Resolution No. 3,004/2021 (january-april/22).
(b) "CDE Uso" and "CDE Energia" - Covid Account: Aneel Order No. 939/2021 (june/21 to december/25).
(c) "CDE Uso" and "CDE Energia" - Water shortage: Aneel Order No. 10,939/2022 and Aneel Resolution No. 1,008/2022.
(d) "CDE Energia" - Distributed Generation: Aneel Resolution No. 3,175/2023 (june-december/23).

(e) CDE injunctions: refer to tariff differences returned to the consumer, as published in Aneel Order No. 3225/2022, the amounts being deducted from the monthly CDE quotas in order to guarantee neutrality for the distributor, as established in Aneel Order No. 1576/2016.

30.3.2 Tariff flag

The tariff flag system was created by Aneel Regulatory Resolution No. 547/2013, effective from 2015, to indicate whether an increase in the electric energy value to be passed on to end consumers would apply depending on the conditions for electricity generation. Since the improvement in hydric conditions in the country, the green flag has prevailed, with no additional tariffs.

30.4 Copel DIS annual tariff adjustment

The result of the 2023 Annual Tariff Adjustment of Copel DIS was approved by Aneel through Resolution No. 3,209 of June 20, 2023, authorizing the average readjustment of 10.50% perceived by consumers (4.9% in June 2022), with application to tariffs from June 24, 2023. The average readjustment was 8.31% for high voltage consumers and 11.73% for low voltage consumers (9.32% and 2.68% in 2022).

31. Operating Costs and Expenses

Parent company	General and administrative expenses	Other operational income (expenses), net	12.31.2023	12.31.2022
Manageable costs and expenses				
Personnel and management (31.2)	(72,432)	-	(72,432)	(38,207)
Pension and healthcare plans (Note 22.3)	(8,839)	-	(8,839)	(6,685)
Materials	(1,384)	-	(1,384)	(864)
Third-party services (a)	(65,775)	-	(65,775)	(38,794)
Credit losses, provisions and reversals (31.4)	-	(47,348)	(47,348)	(441,160)
Other operational income (expenses)	(26,772)	9,480	(17,292)	(25,052)
	(175,202)	(37,868)	(213,070)	(550,762)
Other				
Depreciation and amortization	(1,895)	(1,122)	(3,017)	(2,504)
	(177,097)	(38,990)	(216,087)	(553,266)

(a) Variation resulting from costs of obtaining waiver, in compliance with the covenants (Notes 20.3 and 21.3).

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operational expenses, net	12.31.2023	Restated 12.31.2022
Non-manageable costs and expenses						
Electricity purchased for resale (31.1)	(7,716,190)	-	-	-	(7,716,190)	(8,096,910)
Charge of the main distribution and transmission grid	(2,896,710)	-	-	-	(2,896,710)	(2,487,997)
Materials and supplies for power electricity	(17,654)	-	-	-	(17,654)	(9,349)
	(10,630,554)	-	-	-	(10,630,554)	(10,594,256)
Manageable costs and expenses						
Personnel and management (31.2)	(1,281,861)	-	(696,471)	-	(1,978,332)	(977,904)
Pension and healthcare plans (Note 22.3)	(177,275)	-	(82,884)	-	(260,159)	(260,197)
Materials	(82,419)	-	(20,248)	-	(102,667)	(90,541)
Third-party services (31.3)	(735,766)	(180)	(260,366)	-	(996,312)	(754,551)
Credit losses, provisions and reversals (31.4)	177,693	(109,435)	-	(160,493)	(92,235)	(717,531)
Other operational costs and expenses, net (31.6)	(253,062)	(43,023)	(57,554)	(76,905)	(430,544)	(489,318)
	(2,352,690)	(152,638)	(1,017,523)	(237,398)	(3,760,249)	(3,290,042)
Other						
Depreciation and amortization	(1,278,464)	-	(60,514)	(43,062)	(1,382,040)	(1,233,097)
Construction cost (31.5)	(2,319,720)	-	-	-	(2,319,720)	(2,137,188)
	(3,598,184)	-	(60,514)	(43,062)	(3,701,760)	(3,370,285)
	(16,581,428)	(152,638)	(1,078,037)	(280,460)	(18,092,563)	(17,254,583)

31.1 Electricity purchased for resale

Consolidated	12.31.2023	12.31.2022
Purchase of Energy in the Regulated Environment - CCEAR	3,658,852	3,538,507
Itaipu Binacional	980,302	1,460,955
Electric Energy Trade Chamber - CCEE	431,303	370,207
Bilateral contracts	1,998,640	2,609,713
Program for incentive to alternative energy sources - Proinfa	370,495	437,461
Micro and mini generators	1,125,857	675,804
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(849,259)	(995,737)
	7,716,190	8,096,910

31.2 Personnel and management

	Parent company		Consolidated	
				Restated
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Personnel				
Salaries and management fees (a)	25,293	21,684	742,449	625,237
Social charges on payroll	8,074	7,110	220,148	207,364
Meal and education allowance	1,733	1,787	109,307	95,229
Voluntary retirement program (31.2.1)	17,102	(2,344)	610,057	(9,315)
	52,202	28,237	1,681,961	918,515
Management				
Salaries and management fees	9,776	7,698	17,889	15,606
Social charges on payroll	2,417	1,891	4,559	3,872
Other expenses	112	87	261	256
	12,305	9,676	22,709	19,734
Provisions for performance and profit sharing of employees and administrators	7,925	294	173,662	39,655
	72,432	38,207	1,878,332	977,904

(a) In 2023, R$3,584 were recorded in the Parent Company and R$138,173 were recorded referring to vacation benefit indemnity approved by the Collective Bargaining Agreement on January 19, 2023.

31.2.1 Voluntary Dismissal Program - PDV

On August 24, 2023, the Voluntary Dismissal Program - PDV was established. On September 15, 2023, the subscription period ended, with the Company confirming 1,438 adhesions. The total provisioned refers to the amount that will be paid as compensation, plus 40% of the FGTS fine and the amounts of food assistance and the employer's subsidy relating to the monthly health plan fee, which will be paid by Copel for 12 months from the date of dismissal.

31.3 Third party services

Consolidated		Restated
	12.31.2023	12.31.2022
Maintenance of electrical system	430,954	311,553
Maintenance of facilities	117,981	89,741
Communication, processing and transmission of data	107,818	91,101
Consumer service / call center	100,574	83,203
Consulting and audit (a)	81,904	49,882
Meter reading and bill delivery	58,734	53,660
Other services	98,347	75,411
	996,312	754,551

(a) The balance includes the amount of R$21,059 relating to the costs of obtaining waiver, in compliance with the covenants (Notes 20.3 and 21.3).

31.4 Credit losses, provisions and reversals

	Parent company		Consolidated	
				Restated
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Provision for legal claims (a)	46,440	445,432	157,668	623,742
Impairment (reversal of impairment) of assets				
Power generation concession contract (Note 9.3)	-	-	(3,193)	9,061
Property, plant and equipment - generation segment (Note 16.4)	-	-	(174,500)	(34,435)
Expected credit losses (reversal of losses) - Trade accounts and Other receivables	-	-	109,435	124,068
Tax credits estimated losses	-	-	2,825	(4,905)
Provision (reversal) for losses on equity interests	908	(4,272)	-	-
	47,348	441,160	92,235	717,531

(a) Variation mainly due to the closure of the Arbitral Proceedings (Note 40.1)

31.5 Construction costs

Consolidated		Restated
	12.31.2023	12.31.2022
Materials	1,409,633	1,227,418
Third party services	689,886	694,306
Personnel	184,246	171,369
Other	35,955	44,095
	2,319,720	2,137,188

31.6 Other operating costs and expenses, net

Consolidated		**Restated**
	12.31.2023	**12.31.2022**
Financial offset for the use of water resources	152,604	142,270
Collection charge	43,022	47,923
Net losses (gains) in the decommissioning and disposal of assets	45,596	35,483
Leasing and rent	30,528	33,316
Insurance	48,914	41,505
Taxes	23,463	59,188
Fair value of power generation concession assets	-	26,451
Aneel inspection fee	18,248	15,683
Compensation	21,699	14,703
Donations, contributions, grants, tax incentives (a)	8,808	6,521
Advertising and publicity		
Associação das Emissoras de Radiodifusão do Paraná - AERP	12,727	11,789
Publicity	9,772	9,835
Sponsorship	3,530	2,620
Talento Olímpico Paranaense - TOP	5,225	4,665
Other net income, costs and expenses (b)	6,408	37,366
	430,544	**489,318**

(a) The balance includes the Company's social investments in education, culture, health, sports, among others, including incentive donations used as a tax benefit.

(b) The variation mainly refers to the increase in expense recovery in 2023 compared to 2022.

32. Financial Results

	Parent company		Consolidated	
				Restated
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Financial income				
Return on financial investments	106,242	33,949	540,672	406,270
Arrears charges on bills	-	-	200,341	265,818
Interest on taxes to be offset	16,447	4,164	89,938	63,810
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	-	-	69,059	2,720
Remuneration of net sectorial assets and liabilities (Note 8)	-	-	62,795	146,753
Income and monetary restatement of judicial deposits	9,608	8,695	55,092	42,846
Exchange rate variation over the Itaipu power purchase	-	-	17,073	43,946
Other financial income	20,322	13,264	75,660	25,748
(-) Pis/Pasep and Cofins taxes on financial income	(6,738)	(2,414)	(41,514)	(41,498)
	145,881	57,658	1,069,116	956,413
(-) Financial expenses				
Monetary and exchange variation and debt charges	-	77,543	1,763,555	1,479,057
Monetary restatement on the provision for legal claims (Note 28.1)	13,552	-	77,715	-
Restatement of provision for allocation of PIS and Cofins credits (Note 12.2.1)	-	-	58,518	29,324
Monetary variation and adjustment to present value of accounts payable related to the concession (Note 25.1)	-	-	140,214	142,673
PIS/Pasep/Cofins taxes on interest on capital	101,251	107,720	101,251	107,720
Interest on tax installments	-	-	39,569	38,111
Interest on R&D and EEP (Note 24.1)	-	-	26,009	33,810
Interest on lease liabilities (Note 26.2)	569	413	24,292	19,441
Exchange rate variation over the Itaipu power purchase	-	-	10,605	27,584
Remuneration of net sectorial assets and liabilities (Note 8)	-	-	4,542	11,208
Other financial expenses	297	(8,301)	27,836	61,999
	115,669	177,375	2,274,106	1,950,927
	30,212	(119,717)	(1,204,990)	(994,514)
(-) Initial recognition of the restatement of provision for allocation of PIS and Cofins credits (Note 12.2.1)	-	-	-	1,011,370
Net	30,212	(119,717)	(1,204,990)	(2,005,884)

33. Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and by key strategic decision-makers responsible for allocating funds and assessing performance.

33.1 Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until December 31, 2023, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of their total net revenue until December 31, 2023.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4.

33.2 Company's reportable segments

Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects **(GER)** and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines **(TRA)**; for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

GAS - its attribution is to provide public service of piped natural gas distribution. The segment will be discontinued after the completion of the Compagas divestment process (Note 39)

Power sale (COM) - its attribution is to trade energy and related services;

Holding and Services - its attribution is the provision of services, including rental of distributed generation infrastructure, and participation in other companies.

As a result of the divestment process of Compagas and UEGA detailed in Note 39, the statements of assets and results by segment presented below contain the reclassification column of the balances of the discontinued operation that are part of the power generation and gas segments.

33.3 Assets by reportable segment

ASSETS	Electric Energy			GAS	Holding and Services	Reclassi-fications Note 39	Intersegment operations	Consolidated
12.31.2023	GET	DIS	COM					
TOTAL ASSETS	26,663,528	21,831,127	1,824,990	1,023,624	6,026,072	1,446,991	(2,997,258)	55,819,074
CURRENT ASSETS	3,841,190	5,153,666	1,074,359	240,017	4,994,382	276,597	(1,864,481)	13,715,730
NONCURRENT ASSETS	22,822,338	16,677,461	750,631	783,607	1,031,690	1,170,394	(1,132,777)	42,103,344
Long term assets	6,966,439	8,229,821	740,114	73,274	795,749	171,431	(633,391)	16,343,437
Investments	3,345,350	443	-	-	166,004	-	-	3,511,797
Property, plant and equipment	11,060,949	-	770	-	52,305	288,602	(577,205)	10,825,421
Intangible assets	1,341,216	8,317,327	5,784	699,697	7,247	699,725	99,093	11,170,089
Right-of-use asset	108,384	129,870	3,963	10,636	10,385	10,636	(21,274)	252,600

ASSETS 12.31.2022	Electric Energy GET	 DIS	 COM	GAS	Holding and Services	Intersegment operations	Consolidated
TOTAL ASSETS	**24,917,856**	**20,538,815**	**1,808,971**	**1,083,713**	**2,244,405**	**(890,060)**	**49,703,700**
CURRENT ASSETS	**3,237,725**	**4,937,240**	**990,867**	**282,714**	**1,311,618**	**(1,432,915)**	**9,327,249**
NONCURRENT ASSETS	**21,680,131**	**15,601,575**	**818,104**	**800,999**	**932,787**	**542,855**	**40,376,451**
Long term assets	6,819,202	8,200,557	809,498	59,505	732,365	(178,982)	16,442,145
Investments	3,163,152	534	-	-	162,045	-	3,325,731
Property, plant and equipment	10,054,763	-	541	-	14,164	-	10,069,468
Intangible assets	1,559,776	7,257,827	6,193	726,107	5,987	721,837	10,277,727
Right-of-use asset	83,238	142,657	1,872	15,387	18,226	-	261,380

33.4 Statement of income by reportable segment

STATEMENT OF INCOME 12.31.2023	Electric Energy GET GER	 TRA	 DIS	 COM	GAS	Holding and Services	Reclassifications Note 39	Inter-segment operations	Consolidated
CONTINUING OPERATIONS									
NET OPERATING REVENUE	4,179,457	1,095,851	15,085,707	4,056,904	878,581	-	(977,148)	(2,940,384)	21,479,468
Net operating revenue - third-parties	1,764,212	687,329	15,048,581	3,978,846	17,014	-	(17,014)	-	21,479,468
Net operating revenue - between segments	2,415,245	408,522	37,126	78,058	861,567	-	(960,134)	(2,940,384)	-
OPERATING COSTS AND EXPENSES	(2,372,782)	(474,608)	(13,983,117)	(3,948,288)	(814,466)	(213,272)	778,481	2,940,384	(18,092,668)
Energy purchased for resale	(214,198)	(14,741)	(6,074,752)	(3,908,484)	-	-	3,282	2,492,703	(7,716,190)
Charges for use of the main transmission grid	(658,229)	-	(2,715,273)	-	-	-	33,873	442,919	(2,896,710)
Personnel and management	(358,744)	(247,393)	(1,174,906)	(21,133)	(43,201)	(72,537)	49,582	-	(1,878,332)
Pension and healthcare plans	(49,629)	(33,003)	(167,533)	(1,877)	(6,222)	(8,253)	6,966	-	(260,159)
Materials and supplies	(20,937)	(5,583)	(74,501)	(77)	(1,574)	(1,609)	1,614	-	(102,667)
Raw materials and supplies for generation	(19,113)	-	-	-	-	-	158	1,301	(17,654)
Natural gas and supplies for gas business	-	-	-	-	(678,225)	-	678,225	-	-
Third party services	(242,712)	(90,019)	(643,966)	(3,389)	(13,861)	(68,136)	22,517	3,337	(996,312)
Depreciation and amortization	(843,480)	(16,207)	(521,301)	(2,003)	(41,148)	(4,700)	46,799	-	(1,382,040)
Provision for litigations	(8,204)	(12,777)	(101,960)	(233)	(263)	(44,815)	10,584	-	(157,688)
Reversal of impairment of assets	285,825	-	-	-	-	-	(108,132)	-	177,693
Other estimated losses, provisions and reversals	(7,109)	(2,334)	(99,123)	(3,694)	(285)	-	285	-	(112,260)
Construction cost	-	(85,181)	(2,234,539)	-	(17,010)	-	17,010	-	(2,319,720)
Other operating costs and expenses, net	(226,269)	(7,268)	(175,230)	(7,396)	(12,006)	(17,572)	15,069	124	(430,544)
EQUITY IN EARNINGS OF INVESTEES	18,861	283,839	-	-	-	7,218	-	-	307,308
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,823,818	806,734	1,102,680	108,818	184,128	(211,063)	(198,667)	-	3,694,714
Financial income	333,990	66,922	479,944	38,577	35,969	182,829	(45,362)	(23,343)	1,069,116
Financial expenses	(791,547)	(344,524)	(965,045)	(717)	(48,316)	(203,206)	45,907	23,343	(2,274,105)
OPERATING PROFIT (LOSS)	1,366,769	528,132	617,488	146,478	162,368	(231,480)	(198,122)	-	2,489,724
Income tax and social contribution	(228,373)	1,779	(58,368)	(40,928)	(40,750)	4,962	7,521	-	(354,057)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,137,336	529,961	569,120	106,660	111,618	(228,483)	(191,601)	-	2,136,667
Result of discontinued operations	-	-	-	-	-	-	191,601	-	191,601
NET INCOME (LOSS)	1,137,336	529,961	569,120	106,660	111,618	(228,483)	-	-	2,327,168

COPEL
Companhia Paranaense de Energia

STATEMENT OF INCOME	Electric Energy				GAS	Holding and Services	Reclassifications Note 39	Inter-segment operations	Consolidated
Restated	GET								
12.31.2022	GER	TRA	DIS	COM					
CONTINUING OPERATIONS									
NET OPERATING REVENUES	4,098,740	1,140,784	13,303,300	4,933,383	1,297,034	3,014	(1,392,330)	(3,469,488)	20,626,341
Net operating revenue - third-parties	1,369,563	781,448	13,266,122	4,603,702	1,293,872	3,014	(1,392,330)	-	20,535,341
Net operating revenue - between segments	2,730,177	359,336	37,178	329,666	3,162	-	-	(3,459,459)	-
OPERATING COSTS AND EXPENSES	(2,788,048)	(303,460)	(13,418,798)	(4,814,710)	(1,078,181)	(670,344)	1,424,916	3,469,488	(13,086,148)
Energy purchased for resale	(386,210)	-	(5,960,124)	(4,790,427)	-	-	-	3,059,351	(8,086,910)
Charges for use of the main transmission grid	(599,422)	-	(2,313,203)	-	-	-	32,530	392,098	(2,487,997)
Personnel and management	(207,684)	(123,528)	(559,121)	(12,712)	(42,169)	(41,651)	48,968	-	(937,904)
Pension and healthcare plans	(48,973)	(30,948)	(169,493)	(1,787)	(5,369)	(9,614)	5,984	-	(260,197)
Materials and supplies	(13,227)	(5,297)	(71,302)	(53)	(1,644)	(924)	1,506	-	(90,541)
Raw materials and supplies for generation	(123,279)	-	-	-	-	-	111,060	2,870	(9,349)
Natural gas and supplies for gas business	-	-	-	-	(939,516)	-	939,516	-	-
Third party services	(207,239)	(37,041)	(505,407)	(2,665)	(13,316)	(41,702)	46,192	6,627	(754,551)
Depreciation and amortization	(783,828)	(13,692)	(454,307)	(353)	(44,190)	(4,612)	67,885	-	(1,233,097)
Provision (reversal) for litigations	(17,903)	(961)	(162,414)	31	(24)	(445,741)	2,360	-	(623,742)
Impairment of assets	(82,758)	-	-	-	(1,629)	-	109,761	-	25,374
Other estimated losses, provisions and reversals	(992)	3,065	(119,481)	(1,795)	(1,064)	-	1,064	-	(119,163)
Construction cost	-	(89,166)	(2,048,022)	-	(12,024)	-	12,024	-	(2,137,188)
Provision for allocation of PIS and Cofins credits	-	-	(810,963)	-	-	-	-	-	(810,963)
Other operating costs and expenses, net	(294,933)	(5,892)	(185,361)	(4,939)	(15,242)	(26,100)	45,176	(1,977)	(489,318)
EQUITY IN EARNINGS OF INVESTEES	20,870	460,286	-	-	-	7,872	-	-	478,677
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	1,364,082	1,287,618	484,602	128,863	220,863	(664,863)	82,628	-	2,848,772
Financial income	210,396	58,514	593,726	32,667	56,730	87,621	(76,424)	(5,759)	957,431
Financial expenses	(669,332)	(272,287)	(752,097)	(291)	(28,290)	(271,934)	36,577	5,759	(1,951,945)
Update of provision for allocation of PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	(1,011,370)
OPERATING PROFIT (LOSS)	396,036	1,073,748	(686,289)	160,034	248,263	(728,871)	(7,311)	-	842,883
Income tax and social contribution	(241,816)	(56,354)	455,465	(47,659)	(70,062)	159,578	81,577	-	381,099
NET INCOME (LOSS) FROM CONTINUING OPERAT	863,220	1,017,382	(229,774)	108,376	178,201	(679,093)	74,866	-	1,223,937
Result of discontinued operations	-	-	-	-	-	-	(74,666)	-	(74,666)
NET INCOME (LOSS)	863,220	1,017,382	(229,774)	108,376	178,201	(679,093)	-	-	1,148,321

33.5 Additions to noncurrent assets by reportable segment

12.31.2023	Electric Energy			GAS	Holding and Services	Consolidated
	GET	DIS	COM			
Contract assets	-	1,966,034	-	25,510	-	1,991,544
Property, plant and equipment	410,673	-	303	-	44,066	455,042
Intangible assets	10,280	-	1,280	-	1,828	13,388
Right-of-use asset	41,314	34,958	444	(1,363)	7,533	82,886

The table above includes R$118,002 of additions to property, plant and equipment in the power generation segment, that refer to UEGA, in addition to the Compagas additions shown in the gas segment column. According to NE 39, these two subsidiaries are in the process of divestment.

12.31.2022	Electric Energy			GAS	Holding and Services	Consolidated
	GET	DIS	COM			
Contract assets	-	1,848,201	-	13,955	-	1,862,156
Property, plant and equipment	480,852	-	290	-	4,479	485,621
Intangible assets	4,368	-	2,318	-	1,633	8,319
Right-of-use asset	17,020	91,584	227	5,408	2,756	116,995

34. Financial Instruments

34.1 Categories and determination of fair value of financial instruments

Consolidated	Note	Level	12.31.2023 Book value	12.31.2023 Fair value	12.31.2022 Book value	12.31.2022 Fair value
Financial assets						
Fair value through profit or loss						
Cash and cash equivalents (a)	5	1	5,634,623	5,634,623	2,678,457	2,678,457
Bonds and securities (b)	6	2	495,495	495,495	431,056	431,056
Accounts receivable - distribution concession (c)	9.1	3	1,954,679	1,954,679	1,442,819	1,442,819
Accounts receivable - generation concession (c)	9.3	3	71,835	71,835	68,642	68,642
Fair value in the purchase and sale of power (d)	11	3	1,101,684	1,101,684	1,081,758	1,081,758
Other temporary investments (e)		1	17,864	17,864	15,372	15,372
Other temporary investments (e)		2	13,864	13,864	10,247	10,247
			9,290,044	9,290,044	5,728,351	5,728,351
Amortized cost						
Collaterals and escrow accounts (a)			9	9	157	157
Trade accounts receivable (a)	7		3,866,429	3,866,429	3,451,869	3,451,869
Sectorial financial assets (a)	8		30,946	30,946	381,398	381,398
Accounts receivable - concessions - bonus from the grant (g)	9.2		792,741	893,275	766,832	866,653
			4,690,125	4,790,659	4,600,256	4,700,077
Fair value through other comprehensive income						
Certified Emission Reductions - CERs (j)			3,922	3,922	10,295	10,295
			3,922	3,922	10,295	10,295
Total financial assets			13,984,091	14,084,625	10,338,902	10,438,723
Financial liabilities						
Fair value through profit or loss						
Fair value in the purchase and sale of power (d)	27	3	753,584	753,584	738,703	738,703
			753,584	753,584	738,703	738,703
Amortized cost						
Sectorial financial liabilities (a)	8		503,991	503,991	483,255	483,255
ICMS installment payment (f)	12.2.3		41,286	37,777	48,320	43,419
Special Tax Regularization Program - Pert (f)	12.2		379,724	322,711	404,075	340,025
PIS and Cofins to be refunded to consumers (a)	12.2.1		731,726	731,726	1,995,158	1,995,158
Accounts payable to suppliers (a)	19		2,285,573	2,285,573	2,215,470	2,215,470
Loans and financing (f)	20		5,387,977	5,138,930	4,694,957	4,171,789
Debentures (h)	21		9,738,006	9,699,171	7,887,077	7,688,396
Accounts payable related to concession (i)	25		893,855	1,018,630	937,542	1,051,710
			19,962,138	19,738,509	18,665,854	17,989,222
Total financial liabilities			20,715,722	20,492,093	19,404,557	18,727,925

Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, which are observable for the assets or liabilities;
Level 3: obtained through assessment techniques which include variables for the assets or liabilities, which however are not based on observable market data.

Determining fair values

a) Equivalent to their respective book values due to their nature and terms of realization.

b) Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government.

c) Financial assets with fair values similar to book values (Note 4.4).

d) The fair values of assets and liabilities are equivalent to their book values (Note 4.15).

e) Investments in other companies stated at fair value, calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2. In January 2024, the shares of some of these companies were sold for R$196.

f) The cost of the last funding carried out by the Company, CDI + spread of 2.19%, is used as a basic assumption for the discount of the expected payment flows, except for contracts with Banco do Nordeste do Brasil - BNB that have the fair value similar to the book value, in view of the contractual characteristics for the construction of specific infrastructure.

g) Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by Aneel auction notice 12/2015 (9.04%).

h) Calculated according to the quotation of the last trade in the secondary market through the average price of the Unit Price - PU on December 31, 2023, obtained from the Brazilian Association of Financial and Capital Market Entities - Anbima.

i) The actual pre-tax discount rate of 8.23% p.a. was used, compatible with the rate estimated by the Company for long-term projects.

j) Financial assets with fair values similar to book values (Note 4.2).

34.2 Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

34.2.1 Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

Consolidated Exposure to credit risk	12.31.2023	12.31.2022
Cash and cash equivalents (a)	5,634,623	2,678,457
Bonds and securities (a)	495,495	431,056
Pledges and restricted deposits linked (a)	9	157
Trade accounts receivable (b)	3,866,429	3,451,869
Sectorial financial assets (c)	30,946	381,398
Accounts receivable - distribution concession (c)	1,954,679	1,442,819
Accounts receivable - concessions - bonus from the grant (d)	792,741	766,832
Accounts receivable - generation concessions (e)	71,835	68,642
Other temporary investments (f)	31,728	25,619
	12,878,485	9,246,849

a) The Company manages the credit risk of its assets in accordance with its policy of investing financial resources in federal banking institutions or in private banks with low credit risk, according to the local rating of the main rating agencies.

b) Risk of losses resulting from difficulties to receive amounts billed to customers related to internal and external factors. To mitigate this type of risk, the Company manages its accounts receivable, detecting customers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.

c) Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Granting Authority, corresponding to the costs and investments not recovered through the distribution electrical energy tariff.

d) Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.

e) For the generation concession assets, Aneel published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (VNR), for the purposes of indemnification. In July 2021, Normative Resolution No. 942/2021 was published, later covered by Normative Resolution No. 1027/2022, which regulated the calculation of these values through the presentation of appraisal reports to be prepared by accredited companies. In August 2022, Copel filed with Aneel the assessment reports related to the residual values, with a base date of July 2015, for the HPP Governador Parigot de Souza - GPS and HPP Mourão - MOU, which, since January 2023, are being inspected by the regulatory agency. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.

f) Risk arising from the possibility of the Company incurring losses due to stock market volatility. This type of risk involves external factors and is being managed through periodic assessments of the variations in the market.

34.2.2 Liquidity risk

The liquidity risk of the Company consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk by relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. From 2028 on, the 2027 indicators are repeated throughout the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total
12.31.2023							
Loans and financing	Note 20	41,912	177,623	842,349	3,215,105	3,369,102	7,646,091
Debentures	Note 21	116,823	12,567	1,885,073	7,556,981	3,819,348	13,390,792
Accounts payable related to concession	Rate of return + IGP-M and IPCA	9,152	18,323	83,621	476,872	1,754,922	2,342,890
Accounts payable to suppliers	-	1,997,850	216,264	16,393	55,066	-	2,285,573
PIS and Cofins to be refunded to consumers	Note 12.2.1	-	-	558,591	231,114	-	789,705
Special Tax Regularization Program - Pert	Selic	5,234	10,564	49,005	295,609	89,727	450,139
ICMS installment payment	Selic	953	1,922	8,902	34,709	-	46,486
Sectorial financial liabilities	Selic	40,037	81,141	381,780	32,158	-	535,116
Lease liability	Note 26	1,960	3,913	14,253	57,921	319,791	397,838
		2,213,921	522,317	3,839,967	11,955,535	9,352,890	27,884,630

(a) Effective interest rate - weighted average.

As disclosed in Notes 20.3 and 21.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

34.2.3 Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a) Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies. The effect of the exchange rate variation resulting from the power purchase agreement with Itaipu is transferred to customers in Copel DIS's tariff adjustments. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis to measure the impact of the devaluation of the US dollar on its financial liabilities subject to currency risk.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balance updated with the exchange rate variation - prevailing at the end of the period (R$/US$4.92) based on the median market expectation for 2024 according to the Central Bank of Brazil Focus Report. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

Foreign exchange risk	Risk	Baseline 12.31.2023	Projected scenarios Probable	Scenario 1	Scenario 2
Financial liabilities					
Suppliers					
Itaipu	USD appreciation	(194,730)	(3,166)	(52,639)	(102,113)
		(194,730)	(3,166)	(52,639)	(102,113)

b) Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or increase financial expenses related to the assets and liabilities raised in the market.

The Company has not entered derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these financial statements, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

For the baseline scenario, the accounting balances recorded on the date of these financial statements were considered and for the probable scenario, the Company considers the balances updated with the variation of the indicators (CDI/Selic - 9.00%, IPCA - 3.86%, IGP-M - 4.04% and TJLP - 6.43%) estimated as market average projections for 2024 according to the Central Bank of Brazil Focus Report, except TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, because of extraordinary events that may affect the economic scenario.

		Baseline	Projected scenarios		
Interest rate risk and monetary variation	Risk	12.31.2023	Probable	Scenario 1	Scenario 2
Financial assets					
Bonds and securities	Low CDI/Selic	495,495	44,593	33,445	22,296
Collaterals and escrow accounts	Low CDI/Selic	9	1	1	-
Sectorial financial assets	Low Selic	30,946	2,785	2,089	1,393
Accounts receivable - concessions	Low IPCA	2,747,420	106,050	79,538	53,025
Accounts receivable - generation concessions	Undefined (a)	71,835	-	-	-
		3,345,705	153,429	115,073	76,714
Financial liabilities					
Loans and financing					
Banco do Brasil	High CDI	(751,096)	(67,599)	(84,498)	(101,398)
Banco Itaú	High CDI	(1,039,097)	(93,519)	(116,898)	(140,278)
BNDES	High TJLP	(1,560,824)	(100,363)	(125,454)	(150,545)
BNDES	High IPCA	(392,709)	(15,159)	(18,948)	(22,738)
Banco do Nordeste	High IPCA	(1,584,566)	(61,164)	(76,455)	(91,746)
Banco do Brasil - BNDES Transfer	High TJLP	(49,263)	(3,168)	(3,960)	(4,752)
Other	No risk	(10,422)	-	-	-
Debentures	High CDI/Selic	(6,587,635)	(592,887)	(741,109)	(889,331)
Debentures	High IPCA	(3,067,627)	(118,410)	(148,013)	(177,616)
Debentures	High TJLP	(82,744)	(5,321)	(6,651)	(7,981)
Sectorial financial liabilities	High Selic	(503,991)	(45,359)	(56,699)	(68,039)
ICMS installment payment	High Selic	(41,286)	(3,716)	(4,645)	(5,574)
Special Tax Regularization Program - Pert	High Selic	(379,724)	(34,175)	(42,719)	(51,263)
Accounts payable related to concession	High IGP-M	(828,695)	(33,479)	(41,849)	(50,219)
Accounts payable related to concession	High IPCA	(65,160)	(2,515)	(3,144)	(3,773)
		(16,944,839)	(1,176,834)	(1,471,042)	(1,765,253)

(a) Risk assessment still requires ruling by the Concession grantor.

34.2.4 Electricity shortage risk

Most of the installed capacity in Brazil currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

Considering the strong wind generation in the Northeast, biomass generation in the Southeast and the rainy season with affluent natural energies that raised the reservoirs to comfortable values during 2022 and 2023, it is estimated that the risk of energy shortages in 2024 is minimized.

The energy supply guarantee criteria are currently established by the National Energy Policy Council – "CNPE". With reason, the responsible bodies keep the energy deficit risk indicators within the safety margin in all subsystems.

34.2.5 Risk of Generation Scaling Factor - GSF impacts

The Energy Reallocation Mechanism ("MRE") is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as assured energy ("GF") and is calculated centrally. Unlike the Settlement price for differences (PLD), which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have guarantee. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases. Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

For plants with contracts in the Free Contracting Environment ("ACL"), the main way to manage the low GSF risk is not to compromise the entire GF with contracts, as well as the timely repurchase of intra-annual energy approaches currently adopted by the Company.

For the contracts in the Regulated Contracting Environment ("ACR"), Law 13,203/2015 allowed the generators to contract insurance, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the HPP Mauá, HPP Baixo Iguaçu, HPP Colíder and SHP Cavernoso II.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra, of the plants whose concessions were renewed in accordance with Law 12,783/2013 and the plants that renegotiated the hydrological risk in the ACR, in accordance with Law 13,203/2015. This is a financial risk since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

The GSF risks are greatly reduced due to the improvement in the hydrological scenario in 2022 and 2023.

34.2.6 Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, amended by Law No. 14,052/2020, regarding to the deadline for requesting the extension of concessions under the assured energy quota system.

According to the mentioned law, the concession operator should request extension of concession at least 36 months before the end date of the contract or act of granting for hydroelectric power plants and electric power transmission enterprises, and 24 months before the end date of the contract or act of granting for thermoelectric plants. The Granting Authority may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation ventures (RAG - Annual Generation Revenue) and transmission ventures (RAP - Permitted Annual Revenue).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the Granting Authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2018, Decree No. 9.271/2018 was published, amended by Decrees No. 10.135/2019, No. 10.893/2021 and No. 11.307/2022, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditionings factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 12 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the Granting Authority and the same concessionaire can participate in the auction if it meets the qualification conditions.

Some of the generation projects of Copel had their concession period extended due to the effects of the GSF renegotiation, which established the compensation through an extension of the concession period of the plants contemplated by Law No. 13,203/2015, resulting in the approval of the extension period of the concession of these plants through of Ratifying Resolutions No. 2,919/2021 and No. 2,932/2021.

On November 25, 2022, Copel expressed to the Granting Authority its interest in obtaining a thirty-year concession for the HPPs Governor José Richa, Governor Ney Aminthas de Barros Braga and Governor Bento Munhoz da Rocha Netto. On April 12, 2023, Ordinance No. 726/2023 was published, establishing additional conditions for the granting of new concession contracts. As described in Note 1, the process of transforming Copel into a "Corporation" was completed, which will enable the Company to maintain 100% participation in these plants.

With respect to HPP São Jorge, whose concession ends in 2026, Copel did not express interest in the renewal and intends, at the end of the concession, to request Aneel to convert the granting of concession into granting of registration.

Regarding TPP Figueira concession, which expired in March 2019, the plant went through a modernization process that provided direct benefits such as improved energy efficiency and reduced emissions of pollutants in the atmosphere, compared to the old plant. The plant was released for commercial operation on December 7, 2022, through Order No. 3,502/2022 On October 31, 2023, the Company filed a letter with the Ministry of Mines and Energy requesting the withdrawal of the intention to extend the concession of TPP Figueira, formulated in 2017, with immediate return to the Granting Authority of all reversible assets, rights and privileges linked to TPP Figueira and with the corresponding compensation to Copel GeT for the reversion of the assets..

According to the Law No. 14,052/2020, the Company may express its intention to extend the concessions of HPP Guaricana and HPP Chaminé until July and August 2025, respectively. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Granting Authority. In relation to HPP Apucaraninha, Copel requested the extension of the grant on January 26, 2024, as provided for in Law No. 12,783/2013.

Regarding the transmission segment, the only Copel GeT concession to expire in the next ten years is the Concession Contract No. 75/2001, referring to Transmission Line Bateias-Jaguariaíva 230 kV, which will expire on August 17, 2031.

Additionally, regarding the extension of transmission concession contracts, on December 29, 2022 Decree No. 11,314 was published, determining that the extension of transmission concessions may be carried out only when the bidding process is unfeasible or results in damage to the public interest and will be carried out without the advance indemnity of the assets linked to the provision of the service, conditioned to the acceptance by the concessionaire in relation to the revenue and other conditions of the amendment to be prepared by Aneel.

34.2.7 Risk of non-renewal of concessions - distributions of electricity

The fifth amendment to Copel DIS concession contract No. 46/1999 imposes economic and financial efficiency covenants and quality indicators that, if not complied with, may result in the termination of the concession, in accordance with the provisions of the contract, particularly the right to full defense and adversary system.

The Aneel approved Normative Resolution No. 896/2020, consolidated by Normative Resolution No. 948/2021, which establishes the indicators and procedures for monitoring efficiency in relation to the continuity of supply and the economic-financial management of public electricity distribution service concessions from the year 2021.

Indicators and penalties

Year	Indicator	Criteria	Penalties
From 2021	Economic - financial efficiency	in the base year	Capital Increase (a) Limitation on distribution of dividends and interest on capital Restrictive regime for contracts with related parties
		2 consecutive years	Concession termination
	Quality Indicators	in the base year	Results plan
		2 consecutive years or 3 of the previous 5 calendar years	Limitation on distribution of dividends and interest on capital
		3 consecutive years	Concession termination

(a) Within 180 days from the end of each fiscal year, in the totality of the insufficiency that occurs to reach the Minimum Economic and Financial Sustainability Parameter.

Targets set for Copel Distribuição

			Quality - limits		Quality - performed	
Year	**Economic and Financial Management**	**Realized**	**DECi**	**FECi**	**DECi**	**FECi**
2022	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	Achieved	9.19	6.80	7.98	5.29
2023	{Net Debt / [EBITDA (-) QRR ≥ 0]} ≤ 1 / (1,11 * Selic)	-	8.69	6.39	7.86	5.21

Net Debt: Gross debt deducted from financial assets, with the exception of financial assets and financial liabilities in administrative or judicial discussion. The accounts that make up the gross debt and financial assets are defined in the attachment VIII to Aneel Resolution No 948/2021.

QRR: Regulatory Reinstatement Share or Regulatory Depreciation Expense. This value will be the one defined in the last Periodic Tariff Review, updated by the variation of the Regulatory Portion B and calculated on a pro rata basis.

Recurring EBITDA: Earnings Before Interest (Financial Result), Taxes (Income Taxes), Depreciation and Amortization.

Quality indicators: For the years 2022 to 2026, the annual thresholds are set out in Resolution No. 10,231/2021.

The calculation of results occurs at the end of each calendar year, when the annual disclosure of results in the Regulatory Financial Statements ("DCR").

34.2.8 Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,848/2004 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. plus the amounts of involuntary overcontracting recognized by the regulator.

Copel DIS estimates that it will end the year with a contracting level of 110% but considers that it has sufficient amounts of "involuntary overcontracting" to accommodate the estimated contracting for the year. Thus, there is no risk of penalization for overcontracting.

34.2.9 Risk of non-performance of wind farms

Contracts for the purchase and sale of energy from wind sources, sold through regulated auctions, have generation performance clauses, which establish a minimum amount of energy delivery, on an annual and/or four-year basis. The developments are subject to climatic factors associated with uncertainties in wind speed, which may result in energy production lower than the minimum amount of contracted energy. Such breach of contract may compromise the Company's future revenues.

The balance recorded in liabilities referring to the non-performance is shown in Note 27. The increase in liabilities in 2023 is due to the fact that the amounts payable were suspended until December 31, 2023 due to discussions in the sector regarding the restriction of generation of wind farms (constrained-off). Furthermore, after a disturbance that occurred in the National Interconnected System - "SIN" on August 15, 2023, the ONS, in a preventive manner, increased the frequency of constrained-off events, which increased the restriction on generation of wind farms located in the Northeast region.

34.2.10 Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market to achieve results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk by the volatility of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

The table below shows the notional values of the electricity commercialization contracts on the date of these financial statements, which have an average maturity of 97 months for purchase contracts and 27 months for sales contracts:

	Purchase	Sale
2024	721,208	800,793
2025	806,521	865,199
2026	691,420	720,295
2027	621,240	597,938
2028	423,561	494,941
2029 to 2040	3,060,268	3,888,123
	6,324,218	7,367,289

The fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by Anbima on December 31, 2023, without inflation, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these financial statements are stated below.

Consolidated	Assets	Liabilities	Net
Current	379,261	(321,646)	57,615
Noncurrent	722,423	(431,938)	290,485
	1,101,684	(753,584)	348,100

Sensitivity analysis of energy purchase and sale operations

The Company developed a sensitivity analysis to measure the impact of changes in future prices. For the base and probable scenarios, the accounting balances recorded on the date of these financial statements were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, because of extraordinary events that may affect the economic scenario.

Consolidated	Price variation	Baseline 12.31.2023	Projected scenarios		
			Probable	Scenario 1	Scenario 2
Unrealized gains (losses) on energy purchase and sale operations	Increase	348,100	348,100	303,302	258,504
	Decrease	348,100	348,100	392,897	437,695

34.2.11 Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the buyer/seller. In the event of such failure, the Company is obliged to sell/acquire energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history. In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

34.3 Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using the index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt deeds provides for the annual maintenance of the index below 3.5, and the eventual expectation of non-compliance of that indicator gives rise to actions by the Management to correct the course of the calculations until the end of each year. Additionally, it monitors debt in relation to equity.

As of December 31, 2023, the index attained is shown below:

	12.31.2023	(a) 12.31.2022
Loans and financing	5,343,217	4,650,363
Debentures	9,619,106	7,803,855
(-) Cash and cash equivalents	(5,634,623)	(2,678,457)
(-) Bonds and securities - debt contract guarantees	(405,342)	(290,695)
Adjusted net debt	8,922,358	9,485,066
Net income	2,327,168	1,149,321
Net income from discontinued operations	(191,501)	-
Net income from continuing operations	2,135,667	1,149,321
Equity in earnings of investees	(307,809)	(478,577)
Deferred IRPJ and CSLL	(17,047)	(628,389)
Provision for IRPJ and CSLL	371,104	429,267
Financial expenses (income), net	1,204,990	1,966,037
Depreciation and amortization	1,382,040	1,300,982
Provision for allocation of PIS and Cofins credits	-	810,563
(-/+) Impairment	(177,693)	84,387
Adjusted ebitda	4,591,252	4,633,591
Adjusted net debt/Adjusted ebitda	1.94	2.05

(a) The balances as of December 31, 2022 do not consider the reclassification of the discontinued operation as they reflect the calculation of the indicator based on the scenario existing on that date.

34.3.1 Debt to equity ratio:

	Consolidated	
Indebtedness	12.31.2023	12.31.2022
Loans and financing	5,343,217	4,650,363
Debentures	9,619,106	7,803,855
(-) Cash and cash equivalents	(5,634,623)	(2,678,457)
(-) Bonds and securities - debt contract guarantees	(405,342)	(290,695)
Adjusted net debt	8,922,358	9,485,066
Equity	24,191,667	21,131,225
Debt to equity ratio	0.37	0.45

35. Related Party Transactions

35.1 Balances with related parties

The table below shows the balances of Related Parties highlighted in specific lines of the Statements of Financial Position:

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Current assets				
Subsidiaries				
Structure sharing (35.1.1)	54	-	1,336	1,135
Jandaíra Wind Complex - loan agreement (35.1.3)	-	47,404	-	-
Noncurrent assets				
Subsidiaries				
UEGA - loan (35.1.4)	35,507	-	-	-
Current liabilities				
Subsidiaries				
Structure sharing (35.1.1)	1,838	1,838	-	-
Noncurrent liabilities				
Subsidiaries				
Elejor advance	5,851	5,851	-	-

35.1.1 Structure sharing

Balances mainly refer to contracts for sharing personnel and management expenses entered between Copel and its direct and indirect subsidiaries.

35.1.2 Loan agreement - Copel DIS

On February 27, 2023, a loan agreement was signed between Copel and Copel DIS, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until February 27, 2025. Of the overall approved amount of R$400,000, the amount of R$233,000 was transferred. The settlement was made on June 29, 2023, and the financial income in 2023 was R$9,659.

35.1.3 Loan agreement - Jandaíra Complex

On May 17, 2022, a loan agreement was signed between Copel and the companies of the Jandaíra Wind Complex, with the approval of limits plus IOF and interest of CDI + 1.38% p.a., to provide resources for financing the company activities and business. The contracts are valid until May 17, 2024. Of the overall approved amount of R$49,400, the amount of R$49,087 was transferred. The settlement was made on July 31, 2023, and the financial income in 2023 was R$4,327 (R$1,313 in 2022).

35.1.4 Loan Agreement - UEG Araucária

On July 4, 2023, a loan agreement was signed between Copel and UEG Araucária, with the approval of limits plus IOF and interest of CDI + 1.40% p.a., to provide resources for financing the company activities and business. The contract is valid until July 4, 2025. Of the approved global amount of R$35,000, R$15,000 was transferred in October 2023 and R$20,000 in December 2023, and the financial income in 2023 was R$410.

35.1.5 Transaction costs - State of Paraná

In the process of primary and secondary offering of shares, described in Note 1, Copel paid transaction costs. For costs relating to secondary distribution, a balance of R$14,501 was recorded in assets, reimbursed by the State of Paraná in December 2023.

35.2 Other related party transactions

The table below shows the balances arising from other transactions with related parties carried out by the Company:

Consolidated	Assets		Liabilities		Revenue		Cost / Expense	
Related parties / Nature of operation	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	Restated 12.31.2022
Entities with significant influence								
State of Paraná - dividends payable	-	-	168,032	109,777	-	-	-	-
Energia Solidária Program (a)	22,314	9,735	-	-	-	-	-	-
Tarifa Rural Noturna Program (a)	-	8,353	-	-	-	-	-	-
Employees transferred (b)	382	305	-	-	-	-	-	-
Meteorological System of Paraná - Simepar (c)	-	-	702	298	-	-	(8,748)	(7,422)
BNDES and BNDESPAR - dividends payable (d)	-	-	212,455	76,684	-	-	-	-
Financing (Note 20)	-	-	1,939,427	2,097,606	-	-	(180,030)	(190,881)
Debentures - wind farms (Note 21)	-	-	200,242	216,811	-	-	(25,036)	(28,085)
State of Paraná investee								
Sanepar (e)	19	-	82	448	68	-	(2,384)	(2,088)
Use of water taken from plants' reservoirs	-	-	-	-	-	485	-	-
Joint ventures								
Voltalia São Miguel do Gostoso (f)	10	-	-	-	115	112	-	-
Dividends	-	1,032	-	-	-	-	-	-
Caiuá Transmissora de Energia (g)(h)(i)	326	313	228	1,400	3,860	3,619	(21,103)	(19,749)
Dividends	2,737	5,486	-	-	-	-	-	-
Integração Maranhense Transmissora (h)(i)	-	-	49	120	-	-	(3,255)	(2,624)
Dividends	739	6,885	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h)(i)	-	-	236	1,355	-	-	(17,326)	(15,751)
Dividends	14,022	41,577	-	-	-	-	-	-
Guaraciaba Transmissora de Energia (h)(i)	-	-	111	671	-	-	(8,938)	(7,191)
Dividends	44,882	50,137	-	-	-	-	-	-
Paranaíba Transmissora de Energia (h)(i)	-	-	155	869	-	-	(10,950)	(10,322)
Dividends	8,360	5,400	-	-	-	-	-	-
Cantareira Transmissora de Energia (h)(i)	-	-	119	660	-	-	(8,736)	(8,042)
Dividends	10,421	9,254	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h)(i)(j)	2,180	3,236	259	1,401	13,653	19,318	(19,778)	(17,427)
Dividends	13,837	13,333	-	-	-	-	-	-
Solar Paraná - Dividends	-	48	-	-	-	-	-	-
Associates								
Dona Francisca Energética S.A. (k)	14	15	1,356	1,356	177	174	(15,345)	(16,089)
Dividends	514	852	-	-	-	-	-	-
Foz do Chopim Energética Ltda. (l)	312	302	-	-	3,705	3,493	-	-
Key management staff								
Fees and social security charges (Note 31.2)	-	-	-	-	-	-	(22,709)	(19,734)
Pension and healthcare plans (Note 22.3)	-	-	-	-	-	-	(1,641)	(1,384)
Other related parties								
Fundação Copel	-	-	-	-	-	-	-	-
Administrative property rental	-	-	120,451	102,410	-	-	(10,091)	(10,713)
Pension and healthcare plans (Note 22.3)	-	-	1,484,243	1,070,037	-	-	-	-
Lactec (m)	3	3	323	1,131	462	645	(6,706)	(6,004)
Tecpar (n)	-	-	-	-	2,030	2,021	-	-
Celepar (n)	-	-	-	-	1,113	719	(26)	(11)
Assembleia Legislativa do Paraná (n)	-	-	-	-	319	300	-	-
Portos do Paraná (n)	-	-	-	-	5,070	5,552	-	-

a) *Energia Solidária* Program, created by state law No. 20.943/2021, replacing the *Luz Fraterna* Program, establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 2 and 3 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For the collection of these charges on electricity bills for the period of September 2010 to June 2015, two lawsuits were filed (0006254-29.2018.8.16.0004 and 0000873-24.2023.8.16.0179) against the State of Paraná, both in progress. We highlight that despite the negotiations maintained by Management, seeking to settle the debt, uncertainties still exist regarding the realization of this asset and, therefore, this asset was not recognized, in compliance with the current

accounting standards. For the tax treatment, as determined by the Brazilian Federal Revenue Office in the Normative Instruction No. 1,753/2017, the Company has taxed this revenue. The Management reinforces that it is making all necessary efforts and taking all appropriate measures to preserve the Company's interests

Tarifa Rural Noturna Program, regulated by Decree No. 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree.

b) Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.

c) The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

d) BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 29.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended. BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.

e) Basic sanitation provided by Sanepar and energy sale agreement signed by Copel COM.

f) Contracts for connection to the transmission system signed by Copel GeT, Costa Oeste, Marumbi and Uirapuru, with maturities between 2031 and 2048.

g) Operation and maintenance services agreement provided by Copel GeT, maturing on May 10, 2026. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.

h) Charges for use of the transmission system due by Copel GeT, FDA and wind farms.

i) Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.

j) Agreements entered by Copel GeT: for operation and maintenance services, maturing on January 31, 2028, and facility sharing, maturing on January 1, 2043.

k) Connection to the transmission system contracts entered by Copel GeT, Costa Oeste, Marumbi and Uirapuru, maturing on between the years 2031 and 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.

l) Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.

m) The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), of which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, FDA and Copel DIS, which are subjected to prior or later control and approval by Aneel. Copel COM provides services and sells energy to the institute.

n) Energy sale agreement signed between Copel COM and: Institute of Technology of Paraná – Tecpar (public company of the State Government that supports innovation and economic and social development in Paraná and Brazil), Information Technology Company of Paraná - Celepar (mixed capital company that is part of the indirect administration of the Paraná State Government), Portos do Paraná (port complex that operates as a public company of the State Government, subordinated to the Infrastructure and Logistics Secretary of State) and Assembleia Legislativa do Paraná (legislative assembly of the State).

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of existing transactions and the balances of commitments are eliminated from each other when preparing the Company's consolidated financial statements. In addition, Copel GeT has energy purchase commitments with Dona Francisca in the amount of R$31,971 (R$47,935 on December 31, 2022), and Copel COM has energy sale commitments signed with agencies and / or entities connected to the Paraná State Government, including Sanepar, totaling R$216,029 (R$25,050 on December 31, 2022).

Regarding the compensation of key management personnel, the Company does not have additional obligations beyond the short-term benefits disclosed in the table above and in the notes referenced.

35.3 Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 20 and 21.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,492 (R$4,449 on December 31, 2022) and made by Copel COM (Copel Mercado Livre), in the amount of R$602,520 (R$329,725 on December 31, 2022).

Sureties and guarantees granted by Copel and Copel GeT for financing, and debentures of joint ventures are reported below:

Company	Operation	Final maturity	Amount approved	Balance (a)	Interest %	Amount guarantees
(1) Caiuá Transmissora	Financing BNDES	02.15.2029	84,600	19,164	49.0	(b)
(2) Cantareira Transmissora	Debentures	08.15.2032	100,000	85,553	49.0	(b)
(3)	Financing	09.15.2032	426,834	342,289		(b)
(4) Guaraciaba Transmissora	Financing BNDES	01.15.2031	440,000	266,747	49.0	(b)
(5)	Debentures	12.15.2030	118,000	116,415		(b)
(6) Matrinchã Transmissora	Financing BNDES	06.15.2029	691,440	257,159	49.0	(b)
(7)	Debentures (2nd)	06.15.2029	180,000	173,946		(b)
(8)	Debentures (3rd)	12.15.2038	135,000	157,013		(c)
(9) IMTE Transmissora	Financing	02.12.2029	142,150	35,807	49.0	(b)
(10) Mata de Santa Genebra	Debentures (2nd)	11.15.2030	210,000	1,707,706	50.1	(d)
(11)	Debentures (3rd)	11.15.2041	1,500,000			
(12) Paranaíba Transmissora	Financing	10.15.2030	606,241	373,142	24.5	(b)
(13)	Debentures	03.15.2028	120,000	75,141		(b)

(a) Gross debt balance, discounted from restricted cash that is already guaranteed by the companies themselves.
(b) For these contracts, the corporate guarantee and/or the letter of guarantee were exonerated, leaving only the pledge of Copel GeT shares.

(c) The guarantees to be provided in the 3rd issue will only be presented after the maturity of the Debentures of the 2nd issue and the Financing with BNDES.
(d) For these contracts, the guarantee were released on August 22, 2023 upon declaration of physical and financial completion.
Operation guarantee: pledge of shares held by Copel Get in the ventures.

36. Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these financial statements, are as follows:

Consolidated	12.31.2023	12.31.2022
Energy purchase and transportation contracts	102,523,854	108,768,267
Acquisition of assets for electricity distribution	1,741,146	1,187,336

37. Insurance

The specification by risk modality and effective date of the main insurance policies can be seen below:

Consolidated Policy	End of term	Insured amount
Operational risks - HPP Baixo Iguaçu	05.31.2024	2,406,243
Operational risks - HPP Governador Jayme Canet Junior	01.21.2025	2,316,006
Operational risks - Cutia and Bento Miguel	03.29.2024	2,209,803
Named perils	08.24.2024	1,935,938
Operational risks - HPP Colíder	12.01.2024	1,892,320
Operational risks - Aventura e SRMN	11.28.2024	1,092,864
Operational risks - Ventos de Serra do Mel II e IV	11.28.2024	1,086,211
Operational risks - Brisa Potiguar	08.25.2024	1,039,962
Operational risks - Elejor	09.07.2024	901,950
Fire - owned and rented facilities	08.24.2024	787,464

In addition to the insurance policies listed above, the Company and its subsidiaries take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life and vehicles. Additionally, the Company has an indemnity contract, in addition to the D&O insurance. The guarantee insurances taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as a guarantor, within the limits of their share of interest in each project.

38. Additional information to the Statement of Cash Flows

38.1 Transactions not involving cash

Of the total additions of Contract assets (shown in Notes 10.1 and 10.2) and acquisitions of Property, plant and equipment (shown in Note 16.2), R$171,678 (R$175,783 on December 31, 2022) and R$3,636 (R$8,055 on December 31, 2022), respectively, represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to Note 26, the additions in right-of-use assets totaled R$2,789 in the Parent Company and R$82,886 in the Consolidated (R$1,929 in the Parent Company and R$123,691 in the Consolidated on December 31, 2022), with a corresponding entry in lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

39. Assets held for sale and Discontinued operations

In compliance with the guidelines of Copel Strategic Business Planning - Vision 2030 regarding the decarbonization of its asset portfolio and prioritization of investments and actions directly linked to its core business (electric energy), Copel began the divestment processes of Copel's shares in Companhia Paranaense de Gás – Compagas and UEG Araucária S.A. (UEGA).

The UEGA process began in 2022, with the intention of selling it by Copel together with the other partner, Petrobras. On September 04, 2023, after a period of interruption, the process was resumed, according to Notice to the Market 21/23. On October 27, 2023, the binding proposal phase began, as per Notice to the Market 25/23. On December 14, 2023, after withdrawing from the Joint Sale Agreement with Petróleo Brasileiro S.A. - Petrobras, Copel and Copel GeT signed the Share Purchase and Sale Agreement ("CCVA") for the equity interest in UEGA with Âmbar Energia S.A., as stated in Material Fact 20/23, and the value of the transaction on the base date of September 30, 2023, equivalent to the Equity Value referring to Copel's 81.2% participation in the investment, was R$290,662. Also on December 14, 2023, Copel and Copel GeT received R$14,533 and R$43,599, respectively, as a payment signal. On February 26, 2024, according to Notice to the Market 04/24, Copel received from Petrobras information about the effective exercise of the right to tag along (joint sale) in the divestment in UEGA, in accordance with the terms of the "CCVA", so that the thermoelectric plant will be sold in its entirety. The completion of the operation, estimated to occur by March 31, 2024, is still subject to the implementation of precedent conditions common in this type of business, such as approval by the Administrative Council for Economic Defense ("CADE").

As for the divestment of Compagas, on September 20, 2023, Material Fact 16/23 was published, announcing that Copel's Board of Directors approved the hiring of the necessary advisors for structuring and executing the project. In December 2023, the phase of receiving non-binding proposals was completed and the phase of receiving binding proposals is underway.

As of the September 2023 financial statements, Management assessed the sale of the assets as highly probable, with the process expected to be completed within 12 months and, therefore, the Company understood that the criteria determined by CPC 31 / IFRS 5 to classify the asset as held for sale and to disclose an operation as discontinued were met. Also in compliance with CPC 31 / IFRS 5, item 25, as of October 1, 2023, the depreciation and amortization of assets that will be sold were stopped, after their reclassification to current assets, under Assets classified as held for sale.

We present below the balances of assets and liabilities that were reclassified, which are presented in a specific line in the balance sheet. In compliance with accounting standards, balances are measured at book values, considering that they are lower than fair values minus selling expenses.

12.31.2023	Parent Company	Consolidated
Assets classified as held for sale		
Cash and cash equivalents	-	123,791
Trade accounts receivable	-	82,954
Inventories	-	5,383
Current recoverable taxes and deferred taxes	-	117,359
Judicial deposits	-	102
Other receivables	-	74,400
Contract assets	-	44,039
Property, plant and equipment	-	293,751
Intangible assets	-	709,661
Right-of-use asset	-	11,489
Investments	528,195	-
	528,195	1,462,929
Liabilities associated with assets classified as held for sale		
Payroll, social charges and accruals	-	10,154
Accounts payable to suppliers	-	61,618
Taxes due	-	51,602
Debentures	-	284,202
Dividend payable	-	20,023
Post-employment benefits	-	9,326
Lease liability	-	11,573
Provisions for legal claims	-	27,366
Other accounts payable	-	57,400
	-	533,264

The reclassified balances include the values of the assets and liabilities of Compagas and UEGA already adjusted by the amounts that are eliminated in Copel's consolidated balance sheet and, also, by the cessation of depreciation and amortization of assets as of October 1, 2023.

The reclassified assets and liabilities are part of the energy generation and gas distribution segments. With the divestment of Compagas, the gas segment will be discontinued at Copel.

The contingent liabilities of Compagas and UEGA, totaling R$300,727, are not included in the published total in Note 28.2, as well as the commitments of gas purchase contracts by Compagas, in the amount of R$5,179,773, are not presented in Note 36. UEGA did not recognize income tax and social contribution credits on tax losses and negative bases in the amount of R$149,391 for not having a reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credit.

The revenues, costs and expenses as well as the cash flow movement resulting from these assets and liabilities were presented in separate lines, as a discontinued operation, both in the Statements of Income and Statements of Comprehensive Income as weel as in the Statements of Cash Flows and in the Statements of Added Value. The details of these values are presented in the tables below.

Statements of Income from discontinued operations	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Net operating revenue	-	-	977,149	1,392,380
Operating costs	-	-	(692,718)	(1,322,823)
Gross profit	-	-	284,431	69,557
Selling expenses	-	-	(11,451)	(11,071)
General and administrative expenses	-	-	(59,410)	(70,026)
Other operational income (expenses)	-	-	(14,903)	(20,996)
Equity in earnings of investees	100,733	(125,812)	-	-
	100,733	(125,812)	(85,764)	(102,093)
Profit (loss) before financial results and taxes	100,733	(125,812)	198,667	(32,536)
Financial results	-	-	455	39,847
Operating profit (loss)	100,733	(125,812)	199,122	7,311
Income tax and social contribution	-	-	(7,621)	(81,977)
Net income (loss) from discontinued operations	100,733	(125,812)	191,501	(74,666)
Other comprehensive income from discontinued operations	933	647	1,650	1,330
Comprehensive income from discontinued operations	101,666	(125,165)	193,151	(73,336)

The variation in the result of discontinued operations is mainly due to the reversal of the impairment of UEGA, considering that the sales price agreed in the "CCVA" indicates in an observable way the fair value of the asset, so that on December 31, 2023, there is no impairment loss recognized in previous periods.

The table below shows the reconciliation of the results of the discontinued operation. The amounts of elimination of intercompany costs and expenses refer mainly to the operation and maintenance services of UEGA provided by Copel GET, and the monetary adjustment of dividends from Compagas and UEGA.

	12.31.2023	12.31.2022
Result of discontinued operations attributed to shareholders of the parent company	100,733	(125,812)
Result of discontinued operations attributed to non-controlling shareholders	67,485	37,521
	168,218	(88,291)
(+) Elimination of intercompany costs/expenses	23,283	13,625
Consolidated results of discontinued operations	191,501	(74,666)

Statements of Cash Flows	Parent Company		Consolidated	
from discontinued operations	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Net income	100,733	(125,812)	191,501	(74,666)
Adjustments to reconcile net income	(100,733)	125,812	(12,547)	306,736
Dividends and interest on own capital received	203,888	-	-	-
Changes in assets and liabilities	-	-	14,108	(2,709)
Debentures - interest due and paid	-	-	(10,423)	-
Taxes and charges paid	-	-	(57,165)	(51,534)
Cash flows from operational activities	203,888	-	125,474	177,827
Financial investments	-	-	(144)	22,967
Loans and financing granted to related parties	(35,000)	-	-	-
Additions to contract assets, property, plant and equipment and intangible assets	-	-	(35,380)	(580,969)
Cash flows from investment activities	(35,000)	-	(35,524)	(558,002)
Issue of Debentures	-	-	294,046	-
Payments of principal - debentures	-	-	(18,437)	-
Amortization of principal of lease liabilities	-	-	(3,041)	(2,988)
Dividends and interest on own capital paid	-	-	(195,890)	-
Cash flows from financing activities	-	-	76,677	(2,988)
Changes in cash and cash equivalents	168,888	-	166,627	(383,163)

Statements of Added Value	Parent Company		Consolidated	
from discontinued operations	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Added value to distribute				
Income	-	-	1,306,208	1,812,692
(-) Supplies acquired from third parties	-	-	(860,567)	(1,568,424)
(-) Depreciation and amortization	-	-	(46,799)	(67,885)
(+) Transferred added value	100,733	(125,812)	46,362	76,424
	100,733	(125,812)	445,204	252,807
Distribution of Added Value				
Personnel	-	-	49,067	47,732
Government	-	-	157,286	235,446
Third Parties	-	-	47,350	44,295
Shareholders	100,733	(125,812)	191,501	(74,666)
	100,733	(125,812)	445,204	252,807

40. Subsequent events

40.1 Closure of arbitral proceedings

On January 25, 2024, according to Material Fact 01/24, an agreement was formalized involving an arbitration process in which the authors claimed compensation from the Company. The process began in 2015 because of a dispute related to a term of commitment signed between the authors and Copel in December 2012, which, in accordance with legislation, was processed in secrecy at the Brazil-Canada Arbitration and Mediation Center. After negotiations between the parties, a settlement was reached with the approval of the arbitral tribunal in the sense of a general and reciprocal discharge between all parties with the definitive closure of the claim. Copel agreed to pay R$672,000 in two installments. The first installment in the amount of R$336,000 was paid on January 31, 2024, and the second and final installment will be updated by Selic and paid by March 31, 2025. Throughout the arbitration procedure, the Company made its best efforts to refute the requests and mitigate the damages resulting from the decisions that followed until the arbitration award settlement phase and, finally, to reach the best possible agreement while preserving Copel's interests. On December 31, 2023, there is a provision for legal claim recorded in the same amount as the agreement and on December 31, 2022, the provisioned amount was R$629,056 as disclosed in Note 28.2.

Curitiba, February 29, 2024

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief of People and Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Compliance Officer

Ronaldo Bosco Soares
Accountant - CRC PR-043819/O-0

Deloitte.

Deloitte Touche Tohmatsu
Rua Nunes Machado, 68,
The Five East Batel – 18º andar
80250-000 - Curitiba - PR
Brasil

Tel.: + 55 (41) 3312-1400
Fax: + 55 (41) 3312-1470
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR'S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Management and Shareholders of
Companhia Paranaense de Energia - COPEL

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Paranaense de Energia - COPEL ("Company"), identified as Parent and Consolidated, respectively, which comprise the statement of financial position as of December 31, 2023, and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including the material accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Paranaense de Energia - COPEL as of December 31, 2023, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Deloitte.

Assets held for sale and discontinued operations - UEG Araucária (UEGA) and Companhia Paranaense de Gás – Compagas

As described in notes 4.19 and 39 to the individual and consolidated financial statements, on September 4, 2023, the Company issued the notice to the market informing the continuity of the divestment of UEG Araucária (UEGA), and on September 20, 2023, disclosed the material fact informing that the Board of Directors approved the engagement of the necessary advisors for structuring and executing the project of divestment of its stake in Companhia Paranaense de Gás - Compagas.

Subsequently, on October 27, 2023, the Company issued the notice to the market informing the beginning of the binding proposal phase for Companhia Paranaense de Gás - Compagas, and on December 14, 2023, the share purchase and sale agreement related to the stake in UEG Araucária (UEGA) was signed.

Management understood that the criteria determined by technical pronouncement CPC 31 and international standard IFRS 5 for classification of the assets and respective liabilities as held for sale and disclosure as discontinued operations were met. Note 3.5 to the individual and consolidated financial statements describes the restatement made by the Company due to the disclosure as discontinued operation.

This matter was considered a key audit matter due to the amounts involved and the high level of judgment used by the Management for analysis of the timing when the criteria for classification of the assets and respective liabilities as held for sale and disclosure as discontinued operations were met, which requires the use of the technical knowledge and interpretation of the context applicable to the matter.
The performance of audit procedures required auditor's judgment and extensive audit effort.

To address this key audit matter, our audit procedures included the following, among others: (a) assessing the design, implementation and effectiveness of the Company's and its subsidiaries' internal control activities relating to Management's process for the classification of assets and respective liabilities as held for sale and disclosure as discontinued operations, including the restatement of the corresponding figures for the previous year in the financial statements; (b) assessing the criteria used by the Management to identify the timing when the criteria for classifying the assets and respective liabilities as held for sale and disclosure as discontinued operations were met, including the restatement of the corresponding figures for the previous year and the measurement of the amounts recognized in the individual and consolidated financial statements; (c) assessing the criteria used by Management for measuring and assessing the fair value of the assets; (d) testing the completeness and accuracy of the amounts classified as assets and respective liabilities held for sale and disclosure as discontinued operations, including the restatement of the corresponding figures for the previous year; (e) involving our specialists in technical accounting and audit standards to assist us with the assessment of the concepts used by the Company for the measurement, classification and disclosure regarding the total reversal of impairment recorded in UEG Araucária (UEGA); and (f) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we consider that the classification of assets and respective liabilities as held for sale and disclosure as discontinued operations made by Management, as well as the respective disclosures, are acceptable in the context of the individual and consolidated financial statements taken as a whole

Recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid

As described in notes 4.12 and 30 to the individual and consolidated financial statements, the Company bills its customer on a monthly basis based on the energy measured and recognizes revenue at this time. The Company also recognizes unbilled revenue calculated between the date of the last measurement and the end of the month, on estimated basis, based on the average of the last billing and/or considering the contracted energy and seasonality in the month. Unbilled revenue is estimated between the date of the last measurement and the end of the month, based on the prior-month billing, and is thus recognized as revenue at the end of the month in which the service was provided. At the end of each month, the volume of energy delivered to customers since the date of the last measurement is estimated and the corresponding unbilled revenue is determined considering the estimated daily consumption and the applicable rates per customer class, reflecting historical trends and significant experience.
The differences between the estimated unbilled and real revenue are recognized in the next month.

This matter was considered a key audit matter due to the judgment necessary to audit the recognition of revenue from electricity sales to final customers and use of the main distribution and transmission grid, including the methods and assumptions used to estimate unbilled revenue, as well as the use of automated systems to process and recognize revenue. The performance of audit procedures on revenue required auditor's judgment and extensive audit effort, including involvement of our Information Technology - IT specialists.

To address this key audit matter, our audit procedures on revenue recognition included the following, among others: (a) evaluating the design, implementation and operating effectiveness of the Company's and its subsidiaries' internal control activities relating to the process for measuring energy volumes and prices, as well as controls over estimated unbilled revenue; (b) involving our IT specialists to identify the relevant systems used to process revenue transactions, testing general IT controls relating to the access, modification and operation of these systems and testing interface controls and automated controls relating to the significant revenue streams, as well as the controls over estimates to ensure the accuracy and completeness of revenue; (c) evaluating the appropriateness and consistency of the methods and assumptions used by Management to develop unbilled revenue estimates, testing the mathematical accuracy of the estimates prepared by Management for the unbilled revenue and evaluating Management's ability to accurately estimate the unbilled revenue, by comparing the actual subsequent revenue with Management's historical estimates for the related revenue streams; (d) performing a test that comprised developing an independent expectation of the revenue amounts and its comparison with revenue effectively recognized; (e) testing revenue transactions, on a sample basis, by comparing the amounts recognized with the supporting documents, testing the mathematical accuracy of the revenue recognized and verifying its subsequent receipt; and (f) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we considered that the capture, processing, recognition, and the related disclosures on the recognition of the Company's and its subsidiaries' revenue are acceptable in the context of the individual and consolidated financial statements taken as a whole

Deloitte.

Provision for legal claims and contingent liabilities

As described in notes 4.11 and 28 to the individual and consolidated financial statements, the Company and its subsidiaries are parties to several lawsuits and administrative proceedings before different courts. Based on assessments made by its legal counsel, Management recognized a provision for those lawsuits whose likelihood of loss is probable. Management believes that it is not practicable to provide information regarding the expected timing of any cash outflows related to the lawsuits in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of the Brazilian legal, tax and regulatory systems, and that the final resolution on the proceedings for which a provision was recognized depends on the conclusion of the legal or arbitration proceedings.

This matter was considered a key audit matter due to the large number of lawsuits and administrative proceedings and the subjectivity necessary to estimate the likelihood and to measure the provision for legal claims of potential losses. Performing audit procedures to evaluate whether the provision for legal claims was appropriately recognized and disclosed required auditor judgment and extensive audit effort, requiring the use of technical and historical knowledge of the Company and its subsidiaries and the review by Management of relevant case law per individual lawsuit.

To address this key audit matter our audit procedures included the following, among others: (a) evaluating the design, implementation and operating effectiveness of relevant internal controls over the provisions for legal claims and evaluation of contingent liabilities, including those related to the completeness and review of new and ongoing lawsuits, as well as controls over the measurement of potential losses; (b) testing, with the assistance of our IT specialists, the general IT controls of the information systems used by Management to monitor and evaluate ongoing lawsuits; (c) testing the completeness and accuracy of the database used by Management for determining the likelihood of loss and measuring potential losses; (d) obtaining independent confirmation from the outside legal counsel and the attorneys in charge of the lawsuits on the classification of the likelihood of loss for the Company and its subsidiaries, including the amount involved; (e) reading the minutes of the meetings of the Board of Directors and Management to find evidence of any undisclosed contingencies or unrecognized provisions; (f) evaluating the assumptions and judgments used by Management in developing these estimates, with the support of our tax and environmental specialists, for specific matters we deemed necessary; and (g) assessing the disclosures made by Management in the individual and consolidated financial statements.

Based on the audit procedures described above and the audit evidence obtained, we considered that the provision for legal claims estimated by Management, as well as the related disclosures of the provisions and contingent liabilities, are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2023, prepared under the responsibility of the Company's Management, and disclosed as supplemental information for purposes of the IFRSs, were subject to audit procedures performed together with the audit of the Company's financial statements. In forming our opinion, we evaluated whether these statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor's report

Management is responsible for the other information. Such other information comprises the Management's Report.

Our opinion on the individual and consolidated financial statements does not cover the Management's Report, and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management's Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management's Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and IFRSs, issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and, when applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

Curitiba, February 29, 2024

DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

Jonas Dal Ponte
Engagement Partner

STATUTORY AUDIT COMMITTEE ANNUAL REPORT

1. PRESENTATION AND GENERAL INFORMATION

Copel's Statutory Audit Committee (CAE) is established in Section I of Chapter V of the Bylaws, and is composed of 03 (three) to 05 (five) members chosen by the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of 02 (two) years, reelection permitted. In order to compose the CAE, the following requirements are observed:

I. the majority of members shall be independent pursuant to applicable legislation and regulations;
II. at least 01 (one) member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation;
III. at least 01 (one) of the Committee members shall be a member of the Board of Directors;
IV. at least 01 (one) of the Committee members shall not be a member of the Board of Directors and shall be chosen from among market professionals of outstanding experience and technical capacity;
V. the Coordinator of the Committee shall be a member of the Board of Directors;
VI. the maximum term of office is 10 years; and
VII. Directors of the Company, its direct or indirect subsidiaries, parent companies, affiliates or companies under common control may not participate in the Committee.

The characteristics, composition, operation and competences of the Committee are established in specific Internal Regulations. This Committee advises and reports to the Board of Directors, to which it is directly linked.

The main CAE duties include audit, supervision and inspection and, when applicable, presentation of recommendations on the Company's activities, ensuring the quality and completeness of the Company's financial statements; compliance with legal and regulatory requirements; the performance, independence and quality of the work of the Independent Audit firm engaged to issue an opinion on the financial statements; the performance and quality of the Internal Audit work; and for the quality and efficiency of internal control and risk management systems.

The Committee is responsible for issuing annual reports, and the summary of the Audit Committee Report, prepared at the end of the year, must be published together with the financial statements. The Committee's ordinary meetings are held at least twelve times a year, according to a previously defined calendar, and there may be other special meetings whenever necessary.

Since 2019, the CAE has had a work plan to support its activities. Initially, the plan was developed by consulting firm PricewaterhouseCoopers - PwC, together with Copel's Internal Audit team. The development of the plan considered the legislation in force, internal regulations, and good market practices. At that time, to study and develop the plan, PwC used the following work methodology: mapping CAE responsibilities; planning for the fulfillment of responsibilities; market benchmark; considering training aspects and holding discussions with the Committee. As a result, the consultancy firm presented a work plan listing the requirements and recommendations for the

CAE to act, as well as a timeline for the execution of the activities over the course of a year. The timeline structure contemplated the issues to be addressed; the internal area responsible for support; the activity to be developed; references in relation to Law No. 13313/2016 (State-Owned Companies' Law, applicable to Copel at the time), the Sarbanes-Oxley Act - SOx 301/407, CVM Ruling No. 509 (revoked by CVM Ruling No. 80/2022, which introduced the requirements applicable to the Audit Committee), and good governance practices; the frequency of presentation of the issues and the estimated duration for their discussion and distribution of topics throughout the year.

In 2021, at the request of the CAE, the work plan was reviewed, with the support of consulting firm Ernst & Young - EY, together with the Committee's advisory team, Copel's Internal Audit team and the Corporate Governance area. The plan's review considered the legislation in force, the Bylaws, other internal regulations and good market practices. The work methodology included a review of CAE's responsibilities; requirements for responsibilities to be fulfilled; benchmarking; interaction with Copel's Internal Audit Department and Corporate Governance area, and discussions with the Committee. The preparation of the 2022 CAE Work Plan considered the report presented by the consulting firm as input, and the Plan's structure was divided into (i) Presentation and General Information; (ii) Detailed CAE Timeline; and (iii) Appendixes. For 2023, the CAE work plan was revised based on the Committee's performance throughout 2022, thus consolidating the previously approved plan. Activities related to Copel's Statutory Boards Development Plan and demands presented by CAE members were included.

On September 20, 2023, at its 242nd Ordinary Meeting, the Company's Board of Directors approved the amendment to CAE's Internal Regulations, considering the Transformation of Copel into a Corporation. The new regulations excluded the specific mandatory requirements of the State-Owned Companies' Law, considered best practices and benchmarking carried out in reference companies, notably B3, Eletrobras, Vibra, Embraer, Vale, Renner and Equatorial.

The approved document brought adjustments to CAE's duties, organizing them by theme affinity. As inclusions, the following items stand out (i) holding discussions with Internal Audit regarding compliance, by the Company's Board of Directors, with the recommendations forwarded, as well as informing the Board of Directors of potential conflicts between Internal Audit and the Board of Directors; (ii) monitoring adequacy of the Company's cybersecurity strategy and actions, including short and long-term action plans to combat any cyber-attacks; (iii) analyzing, when requested by the Board of Directors, management proposals, to be submitted to the General Meeting, relating to the modification of share capital, issuance of debentures or subscription bonuses, capital budgets, distribution of dividends, transformation, takeover, merger or spin-off; (iv) analyzing, within the scope of CAE duties and from a risk management perspective, the Company's financial policies and recommending possible adjustments; and (v) analyzing, within the scope of CAE duties and from a risk management perspective, shareholder remuneration. Worth mentioning, the following items were excluded: (i) establishing procedures for the Committee's performance; and (ii) assessing actuarial calculations, which is a specific requirement of the State-Owned Companies' Law.

The structure of the 2024 CAE Work Plan provides a detailed timeline of meetings, containing a timeline of the issues to be discussed; the internal area responsible for support; the activity to be

developed; references in relation to the Sarbanes-Oxley Act - SOx 301/407, CVM Ruling No. 80/2022, and good governance practices; the frequency of presentation of topics and the estimated duration for their discussion and the distribution of these topics throughout the year.

The 2024 CAE Annual Work Plan addresses 16 main topics, totaling 98 specific items, distributed across at least 12 meetings over the year.

The independent auditor, currently Deloitte Touche Tohmatsu Auditores Independentes Ltda. - Deloitte, is responsible for planning and performing the audit of the Financial Statements of Copel Holding and of the consolidated financial statements of the wholly-owned subsidiaries (GeT, DIS, Mercado Livre, Serviços and Eólicas).

In December 2023, the replacement of the auditors for PricewaterhouseCoopers Auditores Independentes (PwC) was authorized. PWC will begin its activities after reviewing the quarterly information ("ITRs") for the first quarter of the 2024 financial year.

PWC was engaged in order to comply with governance practices and the recommendation of the Statutory Audit Committee to rotate independent auditors before the maximum period required in article 31-A of CVM Ruling No. 23/21.

It is incumbent on the independent auditor, within the context and scope of his work, to express an opinion on the Financial Statements and whether they fairly reflect the equity and financial position of Copel Holding and the consolidated financial statements of the wholly-owned subsidiaries, in accordance with the accounting practices adopted in Brazil, the Brazilian corporate legislation, the rules of the Brazilian Securities and Exchange Commission (CVM), which have already been adapted to international accounting standards. The internal control environment of Copel Holding and its wholly-owned subsidiaries is also evaluated by Deloitte, since they are subject to the Sarbanes-Oxley Act – SOx.

Also in the context of internal controls, the Assistant Office of Governance, Risk and Compliance (DRC), acting as a second line of defense, works on the design of controls with the management bodies, the first line of defense. Subsequently, the DRC is responsible for testing the design of internal controls. The Internal Audit (AUD) team, as the third line of defense, tests internal controls regarding their efficiency and effectiveness.

CAE prepares, annually, the Statutory Audit Committee Report, containing the following information: (i) its activities, findings, conclusions and recommendations in the period, including analysis of the effectiveness of such activities; (ii) an evaluation of the effectiveness of internal control and risk management systems, and records any weaknesses; (iii) a description of the recommendations presented to the boards, and records those not complied with and any justification; (iv) an evaluation of the effectiveness of the work of the independent audit firm and the Internal Audit team, verifies compliance with legislation, the Company's regulations and internal standards, and records any weaknesses; and (v) an evaluation of the financial statements, with emphasis on the application of the accounting practices adopted in Brazil and abroad, in addition to compliance with standards issued by regulatory agencies, and records any differences and weaknesses.

2. HISTORY OF COMMITTEE COMPOSITION

Initially created for the Company to comply with the requirements of the Sarbanes-Oxley Act - SOx, which regulates the activities of publicly traded companies with shares traded on the NYSE stock exchange in the United States, the Audit Committee, linked to the Board of Directors, has been in operation since May 2005. With the amendment of the Company's Bylaws, approved at the 195th Special General Shareholder Meeting (SGM) held on June 7, 2017, the Committee was renamed the Statutory Audit Committee (CAE).

On March 3, 2021, with the amendment of Copel Bylaws, approved by the 201st Special General Shareholder Meeting, the Statutory Audit Committee changed to allow the participation of between 03 (three) and 05 (five) members.

On July 10, 2023, the statutory reform was approved by the 207th SGM, and maintained the composition of the CAE, provided that: (i) most of the members meet the independence criteria under applicable legislation; (ii) at least 01 (one) member has recognized professional experience in corporate accounting, auditing and finance matters, which characterizes such member as a "financial expert" under the terms of current legislation; (iii) at least 01 (one) of the members is a member of the Board of Directors; (iv) at least 01 (one) external member is chosen from among market professionals of notorious experience and technical capacity; (v) the Coordinator of the Committee is a member of the Board of Directors; (vi) the maximum term of office is of 10 years; and (vii) the participation of directors of the company, its direct or indirect subsidiaries, parent company, affiliates or companies under common control in the Committee is prohibited.

In 2023, the Committee had the following composition, elected for the 2024/2025 term of office: Carlos Biedermann (as Chairman and financial specialist), Marco Antônio Barbosa Cândido (as member) and Luiz Cláudio Maia Vieira (as external member), all independent members, in accordance with applicable legislation and regulations, and who meet the independence requirements imposed by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

Considering the need of the Statutory Audit Committee - CAE, for assistance in the performance of its duties, a Company professional is appointed as Copel CAE Advisor. As of November 6, 2020, as deliberated at the 226th CAE Meeting, the professional Adilson Dvulathca (Copel registration 49438) has acted as Copel CAE Advisor (Memorandum Circular No. 058/2020, dated November 10, 2020).

3. SUMMARY OF ACTIVITIES IN 2023

3.1. MEETINGS HELD AND MAIN CHARACTERISTICS

The agenda of the meetings held in 2023 was based on the work plan prepared by the Statutory Audit Committee, which indicated the following matters to be discussed by the Committee over the year: analysis of accounting information; independent audit; whistleblowing channel and Ethics Committee; training; compliance; hiring/consulting; internal controls, internal audit and

financial statements; debriefing; disclosure; finance and financial statements; risk management; budget; other extraordinary matters (Cybersecurity, annual meeting calendar, GDPL and continuous improvement); related parties; CAE internal rules and Copel's internal regulations related to CAE.

In the period from January 1 to December 31, 2023, 26 meetings of Copel´s Statutory Audit Committee were held, which addressed 151 agenda items, involving members of the Executive Board, Superintendents, Internal Auditors and Independent Auditors.

The decisions taken and the recommendations made by the CAE were duly recorded in the minutes. The main topics discussed during the meetings were reported, monthly, at the ordinary meetings of the Board of Directors, detailing the activities and recommendations addressed to the different areas of the Company and its wholly-owned subsidiaries and associates, as well as the discussions and the findings regarding monitoring of the Internal Auditor and Independent Auditor activities. These reports were summarized in the minutes of the Board of Directors meeting.

AGENDA ITEMS BY SUBJECT:

The scope of the items addressed by Copel's CAE in 2023 is summarized in the graph below:


4
4
5
5
9
10
14
15
15
18
24
28
Appreciation of financial statements and management report
CAE subjects
Finance and financial statements
Independent Audit
Internal Audit, Fundação Copel, Internal Controls and Financial Statements
Debriefing
Risk management
Related parties
Whistleblowing Channel and Ethics Committee
Other
Compliance
Disclosure

3.2. INDEPENDENT AUDIT

In 2023, the meetings of the CAE contemplated 15 items counting on the participation of the Independent Auditor. These items addressed the progress of the work of the Independent Auditor, Deloitte, for Form 20-F, the planning of the Independent Audit work for 2023; presentation on the work related to the Financial Statements and internal controls; analysis of significant matters addressed by the Independent Auditor; monitoring the status of action plans and/ or projects to mitigate weaknesses identified by the independent audit, over the 2023 period.

The Committee assesses the volume and quality of the information provided, which supports its opinion on the adequacy and integrity of internal control systems and financial statements, as satisfactory. No situations were identified that could affect the objectivity and independence of the independent auditors. As a result, the Statutory Audit Committee evaluates the coverage and quality of the work performed by the Independent Audit, regarding the financial statements for the fiscal year ended December 31, 2023, as adequate.

Monthly, the decisions taken on matters related to independent audit are monitored by the Committee.

3.3. FINANCIAL STATEMENTS AND MANAGEMENT REPORT

In 2023, the financial statements and the Management Report were assessed by the CAE, totaling 28 items, which addressed the analysis and recommendation for approval of the Annual Management Report and Financial Statements for the year 2022; a preliminary review of the Interim Financial Statements - 1st, 2nd and 3rd Quarters of 2023; the Executive Board's Proposal for allocation of net income recorded in 2022 and for profit sharing.

The analysis and recommendation as to the Annual Management Report and Financial Statements for fiscal year 2023, of the Executive Board's Proposal for allocation of net income and for profit sharing, took place at the meeting held in February 2024, after the conclusion of the discussions with the Independent Auditors about the results of their work, which include the Key Audit Matters described in their report, the conclusions about the audit of the financial statements, the discussion of the accounting practices adopted, internal controls, the Brazilian Corporate Law, as well as other applicable rules.

The members of the Statutory Audit Committee, in the exercise of their legal attributions and responsibilities, have examined and analyzed the financial statements of Copel (Holding) and the consolidated financial statements of its wholly-owned and other subsidiaries, together with the Independent Auditors' Report and the Annual Management Report for the fiscal year ended December 31, 2023. Considering all the analyses, studies and debates carried out during the meetings and the follow-up and supervision work performed by the CAE - previously described herein in summary form - as well as in view of the information provided by the Company's Management and by Deloitte Touche Tohmatsu Auditores Independentes Ltda., the members of the Statutory Audit Committee consider that all relevant facts are adequately disclosed in the audited Financial Statements as at December 31, 2023, in the 2023 Annual Report, and recommend their approval by the Board of Directors.

3.4. INTERNAL AUDIT

In 2023, 9 agenda items were discussed with the Internal Audit team, in meetings of the Statutory Audit Committee. During this period, the Committee monitored the activities of the Internal Audit team, checking its recommendations and the Annual Report of Internal Audit Activities – "RAINT" 2022; Internal Audit planning, considering the transformation of Copel into a Corporation; and was made aware of the evaluation of the Internal Audit on Risk Management in the Company and on the work related to the Sarbanes-Oxley Act - SOx.

At the 270th Meeting, on February 14, 2023, Fundação Copel de Previdência e Assistência Social presented information about the Pension Plans sponsored by Copel and managed by Fundação Copel.

The Committee assesses the volume and quality of the information provided, which supports its opinion on the adequacy and integrity of internal control systems and financial statements, as satisfactory. No situations were identified that may affect the objectivity and independence of the Independent Audit. As a result, the Statutory Audit Committee positively assesses the coverage and quality of the work performed by the Internal Audit team, concerning the financial statements for the fiscal year ended December 31, 2023.

Monthly, the decisions taken on matters related to internal auditing are monitored by the Committee.

3.5. INTERNAL CONTROL SYSTEMS

In 2023, 5 agenda items regarding internal controls were considered in meetings of the Statutory Audit Committee. During this period, the Committee received a report on the work related to internal controls; as well as an update on audit status, from Deloitte, regarding these Internal Controls.

The methodology adopted by the Company for the analysis of internal controls is in line with the structure of the Internal Control - Integrated Framework, defined by Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the Sarbanes-Oxley Act - SOx. The Company's management is responsible for the implementation of policies, procedures, processes and practices of internal controls that allow the safeguard of assets, timely recognition of liabilities, adherence to rules as well as the integrity and accuracy of information. The Internal Audit team is responsible for assessing the degree to which all areas of the Company comply with the internal control procedures and practices and that these are effectively applied.

The CAE also encouraged and validated the creation of control instruments (Internal Policies, Administrative Rules, among others) to ensure the smooth running of the Company's activities, including those of its subsidiaries and associates.

Although the issue has been dealt with in specific items, it continues to permeate other items of the Committee work agenda, having been discussed at length during the year by the CAE members. Monthly, the decisions taken on matters related to internal control systems are monitored.

3.6. OMBUDSMAN AND WHISTLEBLOWING

In 2023, 5 agenda items regarding the Whistleblowing Channel, Ethics Committee, Code of Conduct and other related topics, were covered in meetings of the Statutory Audit Committee. These items addressed the monitoring of the Whistleblowing Channel and the follow-up throughout the year, in specific meetings, of the reports received by the Channel and which, due

to their nature, required more intensive investigation through the Internal Audit.

On a quarterly basis, the Whistleblowing Channel monitoring is presented to the CAE by the board responsible for the Compliance area and, periodically, the Internal Audit team presents the findings related to the complaints received.

Monthly, the decisions taken on matters related to the ombudsman and whistleblowing channel are monitored by the Committee.

3.7. RISK MANAGEMENT AND MONITORING

In 2023, 10 Risks Management and Monitoring agenda items were discussed in meetings of the Statutory Audit Committee. These items addressed the reporting of work on risk management, the review of strategic risks and the recommendation to the Board of Directors for approval of the Integrated Corporate Risk Management Policy.

In order to reinforce the quality of risk management, the CAE decided to add a monthly analysis of corporate risks to its agenda, a specific item on the CAE 2023 Thematic Agenda.

Monthly, the decisions taken on matters related to risk management and monitoring are monitored by the Committee.

3.8. RELATED-PARTY TRANSACTIONS

One of the duties of the Statutory Audit Committee is to "assess and monitor, on a quarterly basis or as the case may be, in conjunction with management and Internal Audit, the appropriateness of transactions with related parties in accordance with the related-party transaction policy and the risk management policy."

In 2023, 9 agenda items regarding related-party transactions were addressed at CAE meetings.

Monthly, the decisions taken on matters concerning related parties transactions are monitored by the Committee.

3.9. OTHER ACTIVITIES

In addition to the mentioned activities, the Statutory Audit Committee discussed other agenda items in regular meetings related to the matters already indicated in this report and other matters indicated in the CAE work plan which are compliance; debriefing; disclosure; finance and financial statements; monitoring of decisions; budget; and CAE independence regulations. Furthermore, other matters indicated were also considered, when applicable, together with the other agenda items mentioned earlier in this report.

As part of its 2023 program, the Statutory Audit Committee discussed its work plan and analyzed the results of the Committee performance evaluations, including the Statutory Audit Committee Development Plan.

4. STATUTORY AUDIT COMMITTEE COMMUNICATION

4.1. BOARD OF DIRECTORS

The Statutory Audit Committee reports its activities monthly at the ordinary meetings of the Board of Directors, presenting the matters discussed, its position and requests made to the various areas of the Company. In specific resolutions, the Statutory Audit Committee issues a notice to the Board of Directors, with its position and recommendations.

4.2. SENIOR MANAGEMENT - EXECUTIVE BOARD AND SUPERINTENDENTS

For all meetings of the Statutory Audit Committee, the Boards involved in the topics to be discussed are invited and recommend participation of the Superintendents of the areas responsible for the items to be addressed. In addition, the Superintendences, through their Boards, also propose items for presentation to the Statutory Audit Committee, as regards the competences of this Committee, particularly those matters that will be submitted for consideration and decision by the Board of Directors

5. RECOMMENDATIONS TO THE EXECUTIVE BOARD

• 2023 Financial Statements

The Members of the Statutory Audit Committee requested the Finance and Investor Relations Office to study the possibility of bringing forward the closing of the Financial Statements for the 2023 financial year.

• Internal Audit Planning

The Members of the Statutory Audit Committee requested information from the Company's Internal Audit regarding the recomposition of the internal team, considering the Voluntary Dismissal Plan (“PDV”), as well as the planning of activities, with a view to transforming Copel into a Corporation.

Additionally, when presenting the Internal Audit work plan, the CAE made its considerations and suggested prioritizations in relation to the main risks of the Company.

• Additional independent audit services

The CAE recommended to the Finance and Investor Relations Office that the independent audit hiring process include a list of services that may eventually be contracted sporadically with independent auditors, with the respective pricing, aiming at continuous improvement of the process.

• Risk management – periodic reporting

The CAE recommended to the Assistant Office of Governance, Risk and Compliance an assessment of the need to include in the Company's Risk Portfolio the risk related to the effects of the war between Israel and Hamas.

Additionally, it requested a presentation on the risk relating to the new Sustainability reporting standards, IFRS S1 and S2, and their respective action plans.

The Committee Members stated that several measures were requested from the Company's Board of Directors, in particular robustness in the internal control systems of Copel and its Wholly-Owned Subsidiaries, monthly follow-up and monitoring of deficiencies highlighted by the external audit, among other measures that can be evidenced in the minutes of meetings of this Committee.

6. CONCLUSIONS AND RECOMMENDATION TO THE BOARD OF DIRECTORS

The members of the Statutory Audit Committee, in the exercise of their duties and legal responsibilities, examined and analyzed the financial statements of the Company - Copel (Holding) and the consolidated financial statements of its wholly-owned and other subsidiaries, accompanied by the Independent Auditor’s Report and the Annual Management Report for the fiscal year ended December 31, 2023. Considering all the analyses, studies and discussions carried out in the meetings as well as the monitoring and supervision work carried out by the CAE - previously described in summarized form – in addition to information provided by the Company's Management and by Deloitte Touche Tohmatsu Auditores Independentes Ltda., the members of the Statutory Audit Committee consider that all material facts are fairly disclosed in the audited financial statements at December 31, 2023, in the Annual Report 2023, and recommend their approval by the Board of Directors.

Curitiba, February 28, 2024

CARLOS BIEDERMANN
Chairman and Financial Specialist

MARCO ANTÔNIO BARBOSA CÂNDIDO
Member

LUIZ CLAUDIO MAIA VIEIRA
External Member

SUPERVISORY BOARD'S OPINION ON THE ANNUAL MANAGEMENT REPORT AND FINANCIAL STATEMENTS FOR THE YEAR 2023 (CONSOLIDATED) AND ON THE EXECUTIVE BOARD'S PROPOSAL FOR ALLOCATION OF NET INCOME RECORDED IN 2023 AND FOR PROFIT SHARING

The undersigned members of the Supervisory Board of Companhia Paranaense de Energia - Copel, within their legal and statutory duties and responsibilities, examined the Financial Statements for the year 2023, which comprise the statements of financial position on December 31, 2023 and the respective statements of income, comprehensive income, changes in equity and cash flows for the year ending on that date, as well as the corresponding notes to the financial statements and the Executive Board's Proposal for Allocation of Net Income for the Year 2023. The drafts were received and analyzed individually by the Directors and discussed with Management in advance. Based on the work and discussions carried out throughout the year, the analyzes and interviews carried out, the monitoring and clarifications provided by Management and the Independent Audit regarding internal controls, and also considering the Independent Auditor's Report on the Individual and Consolidated Financial Statements, issued by Deloitte Touche Tohmatsu Auditores Independentes Ltda. without reservations, the Supervisory Board members are of the opinion that the Financial Statements for the 2023 financial year are in a position to be forwarded to the General Shareholders' Meeting for deliberation.

Curitiba, February 29, 2024

DEMETRIUS NICHELE MACEI
Chairman

HARRY FRANÇÓIA JÚNIOR

JOSÉ PAULO DA SILVA FILHO

OSMAR RIBEIRO DE ALMEIDA JÚNIOR

JULIANA PICOLI AGATTE

COPEL
Companhia Paranaense de Energia

CAPITAL BUDGET PROPOSAL

In conformity with CVM Ruling No. 80/2022, the capital budget proposal for the year 2024, approved at the 240th annual meeting of the Board of Directors of Companhia Paranaense de Energia, held on November 14, 2023, as well as the origin of the funds are presented below.

INVESTMENT PROGRAM	R$ thousands
Geração e Transmissão (a)	209,663
Distribuição (b)	2,091,720
Empreendimentos Eólicos (c)	55,487
Outros (d)	75,320
Subtotal	2,432,190
Grant Bonus for HPPs Foz do Areia, Segredo and Salto Caxias	3,700,000
TOTAL	6,132,190

(a) Includes Bela Vista (Generation), Marumbi (Transmission), Costa Oeste (Transmission), Uirapuru (Transmission) and FDA (Generation).

(b) Includes "Transformação" Program composed by "Paraná Trifásico", "Rede Elétrica Inteligente" and "Contabilidade Total" projects.

(c) Includes Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia, Jandaíra Energias Renováveis, Vilas Wind Complex, , Aventura e Santa Rosa & Novo Mundo

(d) Includes Holding, Copel Comercialização and Copel Serviços.

SOURCES OF FUNDS	R$ thousands
Third Party Resources and Cash Generation from Operations	2,977,061
Profit Retention	1,133,371
Public offering for primary distribution of common shares	2,021,758
TOTAL	6,132,190

COPEL
Companhia Paranaense de Energia

STATEMENT

By this document, the Executive Board members of Companhia Paranaense de Energia - Copel, publicly held company, with registered office at José Izidoro Biazetto, 158, Mossunguê, Curitiba - PR, enrolled in the National Registry of Legal Entities (CNPJ) No. 76.483.817/0001-20, for the purpose of the provisions of CVM Ruling No. 80/2022, state that:

(i) We have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes Ltda. related to the financial statements of Copel of December 31, 2023; and

(ii) We have reviewed and discussed and agree with the financial statements of Copel of December 31, 2023.

In witness whereof, we sign this document.

Curitiba, February 29, 2024

Daniel Pimentel Slaviero
Chief Executive Officer

Ana Letícia Feller
Chief of People and Business Management Officer

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Cassio Santana da Silva
Chief Business Development Officer

Eduardo Vieira de Souza Barbosa
Chief Legal and Compliance Officer